FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓          Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ______       No        ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

An announcement on the proposed merger of China Unicom Limited and China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”) by way of a scheme of arrangement of the Registrant under Section 166 of the Hong Kong Companies Ordinance made by the Registrant in English on August 15, 2008.

Document 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a licensed securities dealer or other registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this document and the accompanying forms of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory authority of the United States of America has approved or disapproved the securities referred to in this document or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States of America.

CHINA UNICOM LIMITED 中國聯通股份有限公司 (incorporated in Hong Kong with limited liability) (Stock Code: 0762)	CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED 中國網通集團（香港）有限公司 (incorporated in Hong Kong with limited liability) (Stock Code: 0906)
PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE
Lead Financial Adviser to China Unicom Limited	Exclusive Financial Adviser to China Netcom Group Corporation (Hong Kong) Limited
Financial Adviser to China Unicom Limited	Independent Financial Adviser to the Independent Board Committee of China Netcom Group Corporation (Hong Kong) Limited

All capitalised terms used in this document have the meanings set out in the section headed “Definitions” on pages 1 to 7 of this document.

A letter from the Board is set out on pages 15 to 20 of this document. An Explanatory Statement regarding the Scheme and the Proposals is set out on pages 57 to 93 of this document. A letter from the Independent Board Committee containing its advice to the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Proposals is set out on pages 21 and 22 of this document. A letter from N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee, containing its advice to the Independent Board Committee in respect of the Proposals is set out on pages 23 to 56 of this document.

The actions to be taken by the Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders are set out in the section headed “Actions to be Taken” on pages i and ii of this document.

Notices convening the Court Meeting and the Netcom EGM to be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at respectively 4:00 p.m. and 4:30 p.m. (or immediately after the conclusion or adjournment of the Court Meeting) are set out on pages N-1 to N-4 of this document. Whether or not you are able to attend the Court Meeting or the Netcom EGM, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the enclosed white form of proxy in respect of the Netcom EGM, in accordance with the instructions respectively printed on them, and to deposit them at Netcom’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as possible but in any event not later than the times and dates set out in the section headed “Actions to be Taken” on pages i and ii of this document. The pink form of proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at the Court Meeting if it is not so deposited.

If you are a Netcom ADS Holder, you are urged to execute and return the ADS Voting Instruction Card to the Netcom Depositary by 10:00 a.m. on 10 September 2008 (New York time) in order to instruct the Netcom Depositary, in accordance with the terms of the Netcom ADS Deposit Agreement and the ADS Voting Instruction Card, to vote the Netcom Shares underlying the Netcom ADSs. If you wish to attend the Court Meeting and the Netcom EGM (whether in person or by proxy) or be entitled to be present in person or be represented by counsel at the Court Hearing to support or oppose the petition to sanction the Scheme, you must surrender your Netcom ADSs and withdraw the Netcom Shares in accordance with the terms of the Netcom ADS Deposit Agreement. Netcom will pay to the Netcom Depositary the fees for the cancellation of your Netcom ADSs, but you may incur taxes and other charges in connection with such surrender and withdrawal.

This document is jointly issued by China Netcom Group Corporation (Hong Kong) Limited and China Unicom Limited.actions to be taken
15 August 2008

ACTIONS TO BE TAKEN

ACTIONS TO BE TAKEN BY NETCOM SHAREHOLDERS

Completion of Forms of Proxy

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Netcom EGM are enclosed with this document.

Whether or not you are able to attend the Court Meeting or the Netcom EGM, if you are a Disinterested Netcom Shareholder (other than an Exempt Principal Trader), you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting in accordance with the instructions printed on it and if you are a Netcom Shareholder, you are strongly urged to complete and sign the enclosed white form of proxy in respect of the Netcom EGM in accordance with the instructions printed on it, and to deposit them, together with the power of attorney or other authority (if any) under which they are signed or notarially certified copy of such power of attorney or other authority, at Netcom’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong. The pink form of proxy for use at the Court Meeting should be deposited not later than 4:00 p.m. on 15 September 2008 and, in order to be valid, the white form of proxy for use at the Netcom EGM should be deposited not later than 4:30 p.m. on 15 September 2008. The pink form of proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at the Court Meeting if it is not so deposited. The completion and return of a form of proxy for the Court Meeting or the Netcom EGM will not preclude you from attending and voting in person at the Court Meeting or the Netcom EGM. In such event, the relevant form of proxy will be deemed to have been revoked.

Determining Entitlements to Vote at the Court Meeting and the Netcom EGM

For the purpose of determining the entitlements of the Disinterested Netcom Shareholders to attend and vote at the Court Meeting and the Netcom Shareholders to attend and vote at the Netcom EGM, the register of members of Netcom will be closed from 12 September 2008 to 17 September 2008 (both days inclusive) and during such period, no transfer of Netcom Shares will be effected. In order to qualify to vote at the Court Meeting and the Netcom EGM, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of Netcom in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. (Hong Kong time) on 11 September 2008.

ACTIONS TO BE TAKEN BY NETCOM ADS HOLDERS

Completion of ADS Voting Instruction Card

If you are a Netcom ADS Holder, you cannot vote at the Court Meeting or the Netcom EGM directly, but as a registered Netcom ADS Holder as at 5:00 p.m. on 14 August 2008 (New York time), you may instruct the Netcom Depositary to vote the Netcom Shares underlying your Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement and the ADS Voting Instruction Card. An ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed on it as soon as possible but in any event so as to be received by the Netcom Depositary not later than the ADS Voting Instruction Deadline. ADS Voting Instruction Cards may be returned to the Netcom Depositary at its offices located at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America. You may not change the voting instructions indicated on your completed ADS Voting Instruction Card unless you notify the Netcom Depositary of such change in writing prior to the ADS Voting Instruction Deadline. If you hold Netcom ADSs indirectly through a financial intermediary, you must follow the procedures of the financial intermediary through which you hold your Netcom ADSs if you wish to vote.

- i -

Voting at the Court Meeting and the Netcom EGM and Attending the Court Hearing

If you are a Netcom ADS Holder and wish to attend and vote at the Court Meeting and the Netcom EGM directly, you must surrender your Netcom ADSs and withdraw the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 2 September 2008 (New York time). Furthermore, if you are a Netcom ADS Holder and wish to be entitled to be present in person or be represented by counsel at the Court Hearing to support or oppose the petition for the sanction of the Scheme, you must surrender your Netcom ADSs and withdraw the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 9 October 2008 (New York time) so that you can be registered as a Netcom Shareholder prior to the Court Hearing. If you hold Netcom ADSs indirectly through a financial intermediary and wish to attend and vote at the Court Meeting and the Netcom EGM directly or be present in person or represented by counsel at the Court Hearing, you must contact the financial intermediary through which you hold your Netcom ADSs and request it to surrender the Netcom ADSs beneficially owned by you and to withdraw the Netcom Shares. Netcom will pay to the Netcom Depositary the fees for the cancellation of your Netcom ADSs, but you may incur taxes and other charges in connection with such surrender and withdrawal. In order to cancel your Netcom ADSs and withdraw the underlying Netcom Shares, you should contact the Netcom Depositary at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America or by telephone at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday. Netcom ADS Holders who intend to surrender their Netcom ADSs in the foregoing manner should not return their ADS Voting Instruction Card.

The Netcom Depositary will provide Netcom ADS Holders with copies of this document and the ADS Voting Instruction Card, which, among other things, will contain instructions as to the actions to be taken by Netcom ADS Holders in order to be registered as Netcom Shareholders and be entitled to directly attend and vote at the Court Meeting and the Netcom EGM and to be present in person or be represented by counsel at the Court Hearing. If you would like further information on surrendering your Netcom ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact the Netcom Depositary at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday. The helpline cannot provide advice on the merits of the Scheme or the Proposals or give any financial advice.

ACTIONS TO BE TAKEN BY NETCOM OPTIONHOLDERS

The Option Proposal Letter, which sets out the terms of the Option Proposal and the details of the Special Purpose Unicom Share Option Scheme, will be despatched to the Netcom Optionholders on the same day as the date of despatch of this document. Netcom Optionholders are urged to read the instructions and other terms and conditions of the Option Proposal set out in the Option Proposal Letter.

ACTIONS TO BE TAKEN BY HOLDERS OF NETCOM SHARES HELD THROUGH TRUST OR CCASS

Netcom will not recognise any person holding any Netcom Shares in trust. If you are a beneficial owner whose Netcom Shares are held in trust by, or registered in the name of, a trustee or nominee (other than HKSCC Nominees Limited), you should provide the registered holder with instructions or make arrangements with him in relation to the manner in which your Netcom Shares should be voted at the Court Meeting and the Netcom EGM. Such instructions or arrangements should be given or made in advance of the aforementioned latest time for the deposit of forms of proxy in respect of the Court Meeting and the Netcom EGM in order to enable him to have sufficient time to complete the forms of proxy and to submit them by the relevant deadline stated above.

If you are a beneficial owner whose Netcom Shares are deposited in CCASS and registered under the name of HKSCC Nominees Limited, you must, unless you are an Investor Participant, contact your broker, custodian, nominee, or other relevant person who is, or has, in turn, deposited such Netcom Shares with, an Other CCASS Participant regarding voting instructions to be given to such persons if you wish to vote at the Court Meeting or at the Netcom EGM. You should contact your broker, custodian, nominee or other relevant person in advance of the latest time for the deposit of forms of proxy in respect of the Court Meeting and the Netcom EGM in order to enable such broker, custodian, nominee or other relevant person to have sufficient time to provide HKSCC with instructions or make arrangements with HKSCC in relation to the manner in which your Netcom Shares should be voted at the Court Meeting and the Netcom EGM.

- ii -

IMPORTANT NOTICE

NOTICE TO US INVESTORS

The Proposals relate to the securities of Netcom and Unicom, both of which are incorporated under the laws of Hong Kong. The Proposals will be effected pursuant to a scheme of arrangement under Hong Kong law. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable to Hong Kong schemes of arrangement, and the information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the requirements of US federal securities laws or in accordance with the laws or regulations of any other jurisdiction. The financial information included in this document has not been, and will not be, prepared in accordance with US GAAP and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP.

The new Unicom Shares to be issued pursuant to the Share Proposal and the ADS Proposal, including the new Unicom Shares underlying the new Unicom ADSs, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

It may be difficult for US holders of Netcom Shares or Netcom ADSs to enforce their rights and any claim arising out of US securities laws, since Netcom and Unicom are incorporated outside of the United States, some or all of their respective officers and directors are resident outside of the United States and a substantial portion of their respective assets are located outside the United States. US holders of Netcom Shares or Netcom ADSs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws, or enforce against them a judgement rendered by a US court. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s jurisdiction.

This document will be despatched to the Netcom Shareholders and the Netcom Depositary will arrange for the despatch of copies of this document to Netcom ADS Holders at no cost to them. In addition, the Netcom Shareholders and the Netcom ADS Holders may obtain free copies of this document at the website maintained by the SEC at www.sec.gov or at the website maintained by the Hong Kong Stock Exchange at www.hkexnews.hk.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts included in this document, are or may be forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect Unicom’s or Netcom’s (as the case may be) current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties.

Accordingly, actual results may differ materially from those described in such forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licences of third generation mobile telecommunication; the results of the ongoing restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of Unicom’s and Netcom’s telecommunications services; the integration of Unicom and Netcom following the implementation of the Scheme; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market. Investors in Unicom and Netcom should not place undue reliance on such forward-looking statements, and neither Unicom nor Netcom undertake any obligation to update publicly or revise any forward-looking statements.

- iii -

CONTENTS

Page

Actions to be Taken		i

Important Notice		iii

Definitions		1

Questions and Answers		8

Expected Timetable		12

Letter from the Board		15

Letter from the Independent Board Committee		21

Letter from Rothschild		23

Explanatory Statement		57

1.	Introduction	57

2.	Background to the Proposals	57

3.	Summary of the Proposals	58

4.	Conditions of the Proposals and the Scheme	62

5.	Undertakings	65

6.	Reasons for and Benefits of the Proposed Merger	65

7.	Business Strategies of the Enlarged Group	68

8.	Intentions of Unicom with Regard to Netcom	69

9.	Comparisons of Value	70

10.	Financial Effects of the Proposals	73

11.	Effects of the Proposals on the Shareholding Structures of Netcom and Unicom	73

12.	Material Interests of Netcom Directors and Effect of the Scheme on Such Interests	75

13.	Information on Netcom	76

14.	Information on Unicom	76

15.	Possible Concert Party Agreement	80

16.	Risk Factors	80

17.	Share Certificates, Dealings and Listing	82

18.	Registration and Despatch of Unicom Share Certificates, Unicom ADSs and Option Grant Letters	83

- iv -

19.	Trading of Odd Lots of Unicom Shares	84

20.	Overseas Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders	84

21.	Information for Netcom Shareholders and Netcom ADS Holders in the United States
85

22.	Taxtation	86

23.	Court Meeting and Netcom EGM	91

24.	Procedures for Demanding a Poll at the Netcom EGM	92

25.	Actions to be Taken	92

26.	Costs of the Scheme	93

27.	Further Information	93

28.	Where You Can Find Additional Information	93

29.	Language	93

Appendix I — Financial Information on the Netcom Group		I-1

Appendix II — Financial Information on the Unicom Group		II-1

Appendix III — Unaudited Pro Forma Consolidated Financial Information of the Enlarged
Group		III-1

Appendix IV — General Information on Netcom		IV-1

Appendix V — General Information on Unicom		V-1

Appendix VI — Documents Available for Inspection		VI-1

Scheme of Arrangement		S-1

Notice of Court Meeting		N-1

Notice of Netcom EGM		N-3

- v -

DEFINITIONS

In this document, the following expressions have the meanings respectively set opposite them unless the content requires otherwise:

“3G”	:	third generation mobile system, the next generation of mobile network infrastructure that utilises the 2GHz spectrum
“ABLP”	:	AllianceBernstein L.P., a Delaware limited partnership in the United States
“acting in concert”	:	has the meaning given to it in the Takeovers Code
“ADS Proposal”	:	the proposal to the Netcom ADS Holders for the cancellation of the Scheme Shares underlying their Netcom ADSs in exchange for 3.016 new Unicom ADSs for every Netcom ADS cancelled
“ADS Voting Instruction Card”	:
the white voting instruction card for use by Netcom ADS Holders for providing instructions to the Netcom Depositary as to how to vote the Netcom Shares underlying their Netcom ADSs in connection with the Court Meeting and the Netcom EGM

“ADS Voting Instruction Deadline”	:
10:00 a.m. (New York time) on 10 September 2008 (or such other time and date as shall have been determined by the Netcom Depositary), being the deadline for the receipt of the ADS Voting Instruction Card by the Netcom Depositary from the Netcom ADS Holders

“ADSs”	:	American Depositary Shares
“Announcement”	:
the announcement dated 2 June 2008 jointly issued by Unicom and Netcom in relation to, among other things, the proposed merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance and the Proposals

“Board”	:	the board of directors of Netcom
“CCASS”	:	the Central Clearing and Settlement System established and operated by HKSCC
“CDMA”	:
Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication

“CDMA Business”	:
the CDMA business owned and operated by CUCL together with the relevant assets of CUCL and the rights and liabilities of CUCL relating to its CDMA subscribers and the shareholding interests of Unicom in certain subsidiaries which operate CDMA-related businesses

“CDMA Business Disposal”	:	the proposed disposal by CUCL and Unicom of the CDMA Business to China Telecom
“CDMA Business Disposal Agreement”	:	the definitive agreement dated 27 July 2008 entered into between Unicom, CUCL and China Telecom relating to the CDMA Business Disposal
“CDMA Business Disposal Framework Agreement”	:	the framework agreement dated 2 June 2008 entered into between Unicom, CUCL and China Telecom relating to the CDMA Business Disposal
“China Telecom”	:
China Telecom Corporation Limited 中國電信股份有限公司, a joint stock company incorporated under the laws of the PRC with limited liability and whose shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock

Exchange, respectively
“CICC”	:	China International Capital Corporation (Hong Kong) Limited, the lead financial adviser to Unicom in connection with the Proposals
“Citigroup”	:	Citigroup Global Markets Asia Limited, the exclusive financial adviser to Netcom in connection with the Proposals
“Concert Party Agreement”	:
the agreement which is anticipated to be entered into between Unicom BVI and Netcom BVI and pursuant to which they will become parties acting in concert in respect of Unicom only after the completion of the Scheme

“Court Hearing”	:	the hearing of the petition by the High Court for the sanction of the Scheme and the confirmation of the capital reduction of Netcom
“Court Meeting”	:	a meeting of the Netcom Shareholders convened at the direction of the High Court, notice of which is set out on pages N-1 and N-2 of this document, and any adjournment thereof
“CUCL”	:	China Unicom Corporation Limited, a company incorporated under the laws of the PRC with limited liability and a wholly-owned subsidiary of Unicom
“Disinterested Netcom Shareholders”	:	Netcom Shareholders other than Unicom and those Netcom Shareholders acting in concert with Unicom
“Effective Date”	:	the date on which the Scheme becomes effective in accordance with the Hong Kong Companies Ordinance, which is expected to be 15 October 2008
“Enlarged Group”	:	the Unicom Group and the Netcom Group
“Executive”	:	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
“Exempt Principal Traders”	:	certain members of the respective group of companies to which JPMorgan and Citigroup belong holding Netcom Securities in their capacity as exempt principal traders under the Takeovers Code
“Explanatory Statement”	:	the explanatory statement set out on pages 57 to 93 of this document and issued in compliance with Section 166A of the Hong Kong Companies Ordinance
“Fully Diluted Netcom Share Capital”	:	the total number of Netcom Shares in issue and which would be in issue if all of the outstanding Netcom Options had been exercised
“GHz”	:	Gigahertz, a unit of measure of frequency; 1 GHz is equal to 1,000 MHz
“GSM”	:
global cellular system for mobile communications, being a digital mobile cellular telephone system operating in the 900 MHz, 1800 MHz and 1900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“HIBOR”	:	Hong Kong Interbank Offered Rate
“High Court”	:	the High Court of Hong Kong
“HK$”	:	Hong Kong dollars, the lawful currency of Hong Kong
“HKFRS”	:	Hong Kong Financial Reporting Standards

“HKSCC”	:	Hong Kong Securities Clearing Company Limited
“Hong Kong”	:	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Companies Ordinance”	:	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
“Hong Kong Stock Exchange”	:	The Stock Exchange of Hong Kong Limited
“Independent Board Committee”	:	the independent committee of the Board established for the purpose of advising the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Proposals
“Investor Participant”	:	a person admitted to participate in CCASS as an investor participant
“JPMorgan”	:	J.P. Morgan Securities (Asia Pacific) Limited, the financial adviser to Unicom in connection with the Proposals
“Last ADS Trading Date”	:	22 May 2008, being the last trading day prior to the suspension of trading in Netcom ADSs and Unicom ADSs on the New York Stock Exchange pending the issue of the Announcement
“Last Trading Date”	:	23 May 2008, being the last trading day prior to the suspension of trading in Netcom Shares and Unicom Shares on the Hong Kong Stock Exchange pending the issue of the Announcement
“Latest Practicable Date”	:
the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein, being 11 August 2008 (New York time) for information relating to the Netcom ADSs and the Unicom ADSs and 12 August 2008 (Hong Kong time) for other information

“Listing Rules”	:	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“MHz”	:	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second
“Netcom”	:
China Netcom Group Corporation (Hong Kong) Limited 中國網通集團（香港）有限公司, a company incorporated under the laws of Hong Kong with limited liability and whose Netcom Shares and Netcom ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“Netcom ADS Deposit Agreement”	:	the Deposit Agreement dated 9 November 2004 entered into between Netcom, the Netcom Depositary and all holders and beneficial owners of Netcom ADSs
“Netcom ADS Holders”	:	holders of Netcom ADSs
“Netcom ADSs”	:	ADSs which are issued by the Netcom Depositary and traded on the New York Stock Exchange, each representing ownership of 20 Netcom Shares
“Netcom BVI”	:	China Netcom Group Corporation (BVI) Limited 中國網通集團(BVI)有限公司, a company incorporated under the laws of the British Virgin Islands and the immediate controlling shareholder of Netcom
“Netcom Depositary”	:	Citibank, N.A., a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Netcom ADS Deposit Agreement

“Netcom Director(s)”	:	the director(s) of Netcom
“Netcom EGM”	:	the extraordinary general meeting of Netcom, notice of which is set out on pages N-3 and N-4 of this document, and any adjournment thereof
“Netcom Group”	:	Netcom and its subsidiaries
“Netcom Optionholders”	:	holders of Netcom Options
“Netcom Options”	:	outstanding options to acquire Netcom Shares granted under the Netcom Share Option Scheme
“Netcom Parent”	:	中國網絡通信集團公司 (China Network Communications Group Corporation), a state-owned enterprise established under the laws of the PRC
“Netcom Securities”	:	Netcom Shares, Netcom ADSs, Netcom Options and any other options, derivatives, warrants or other securities convertible or exchangeable into Netcom Shares which are issued by Netcom
“Netcom Share Option Scheme”	:	the Share Option Scheme adopted by Netcom on 30 September 2004, as amended from time to time
“Netcom Shareholders”	:	holders of Netcom Shares
“Netcom Shares”	:	ordinary shares of US$0.04 each in the capital of Netcom
“NYSE Rules”	:	the rules of the New York Stock Exchange governing New York Stock Exchange listed companies
“OFTA”	:	Office of the Telecommunications Authority of Hong Kong
“Option Proposal”	:	the proposal to all of the Netcom Optionholders whereby they will be granted Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options at the Scheme Record Time
“Option Proposal Letter”	:	the letter setting out the terms of the Option Proposal and the details of the Special Purpose Unicom Share Option Scheme sent separately to the Netcom Optionholders
“Options Exercise Deadline”	:	4:30 p.m. on Friday, 10 October 2008, being the latest time for Netcom Optionholders to exercise their Netcom Options in order to qualify for entitlements under the Scheme
“Other CCASS Participant”	:	a broker, custodian, nominee or other relevant person who is, or has deposited Netcom Shares with, a CCASS participant
“PRC” or “China”	:	the People’s Republic of China excluding, for the purpose of this document only, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
“Proposals”	:	the Share Proposal, the ADS Proposal and the Option Proposal and the conditions thereof, as described in this document and, in the case of the Option Proposal, in the Option Proposal Letter
“Relevant Period”	:	the period commencing from 2 December 2007 (being the date falling six months prior to the date of the Announcement) and ending on the Latest Practicable Date
“RMB”	:	Renminbi, the lawful currency of the PRC

“Rothschild”	:	N M Rothschild & Sons (Hong Kong) Limited, the independent financial adviser to the Independent Board Committee in respect of the Proposals
“Scheme”	:
the scheme of arrangement under Section 166 of the Hong Kong Companies Ordinance between Netcom and the Scheme Shareholders, details of which are set out on pages S-1 to S-6 of this document, with or subject to any modification thereof or addition thereto or condition approved or imposed by the High Court

“Scheme Record Time”	:	5:00 p.m. (Hong Kong time) on a trading day of the Hong Kong Stock Exchange and immediately preceding the Effective Date, which is expected to be 14 October 2008
“Scheme Shareholders”	:	holders of the Scheme Shares
“Scheme Shares”	:	all the Netcom Shares in issue and such further Netcom Shares as may be issued prior to the Scheme Record Time
“SEC”	:	the Securities and Exchange Commission in the United States
“See-Through Price”	:
the price of an outstanding Netcom Option determined by deducting the exercise price of the relevant Netcom Option from the value of HK$27.87 of a Scheme Share under the Share Proposal, being the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price

“SFC”	:	Securities and Futures Commission in Hong Kong
“SFO”	:	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
“Share Exchange Ratio”	:	the exchange ratio of 1.508 Unicom Shares for every Scheme Share cancelled under the Scheme
“Share Proposal”	:	the proposal to the Netcom Shareholders for the cancellation of all of the Scheme Shares pursuant to the Scheme based on the Share Exchange Ratio
“SK Telecom”	:	SK Telecom Co., Ltd., a company incorporated in the Republic of Korea with limited liability and listed on the Stock Market Division of the Korea Exchange
“Special Purpose Unicom Share Option Scheme”	:	a share option scheme containing substantially the same terms as the Netcom Share Option Scheme, which is proposed to be adopted by Unicom at the Unicom EGM
“Special Unicom Options”	:	options proposed to be granted by Unicom under the Special Purpose Unicom Share Option Scheme to Netcom Optionholders pursuant to the Option Proposal
“Takeovers Code”	:	The Code on Takeovers and Mergers issued by the SFC
“Telecommunications Ordinance”	:	Telecommunications Ordinance, Chapter 106 of the Laws of Hong Kong
“Telefónica”	:	Telefónica Internacional, S.A.U., a company incorporated in Spain
“trading day”	:	a day on which the Hong Kong Stock Exchange or the New York Stock Exchange (as the case may be) is open for the business of dealings in securities
“Unicom”	:
China Unicom Limited 中國聯通股份有限公司, a company incorporated under the laws of Hong Kong with limited liability and whose Unicom Shares and Unicom ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“Unicom A Share Company”	:	中國聯合通信股份有限公司 (China United Telecommunications Corporation Limited), a company incorporated under the laws of the PRC and whose shares are listed on the Shanghai Stock Exchange
“Unicom ADS Deposit Agreement”	:	the Deposit Agreement dated 22 June 2000 entered into between Unicom, the Unicom Depositary and all holders and beneficial owners of Unicom ADSs
“Unicom ADSs”	:	ADSs which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Unicom Shares
“Unicom BVI”	:	China Unicom (BVI) Limited 中國聯通(BVI)有限公司, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of Unicom
“Unicom CDMA Lease”	:
the CDMA lease agreement dated 26 October 2006 entered into between Unicom A Share Company (whose rights and obligations under that agreement were subsequently transferred to CUCL), Unicom New Horizon and Unicom Parent, pursuant to which Unicom New Horizon agreed to lease capacity on its CDMA network to CUCL

“Unicom Depositary”	:	The Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under the Unicom ADS Deposit Agreement
“Unicom Director(s)”	:	the director(s) of Unicom
“Unicom EGM”	:
the extraordinary general meeting of Unicom convened for the purpose of approving, among other things, the Proposals and the adoption of the Special Purpose Unicom Share Option Scheme, which will be held on 16 September 2008, and any adjournment thereof

“Unicom Group”	:	Unicom and its subsidiaries
“Unicom New Horizon”	:	Unicom New Horizon Mobile Telecommunications Company Limited, a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Unicom Parent
“Unicom Options”	:	outstanding options to acquire Unicom Shares granted under the Unicom Share Option Schemes
“Unicom Parent”	:	中國聯合通信有限公司 (China United Telecommunications Corporation), a state-owned enterprise established under the laws of the PRC
“Unicom Securities”	:	Unicom Shares, Unicom ADSs, Unicom Options and any other options, derivatives, warrants or other securities convertible or exchangeable into Unicom Shares which are issued by Unicom
“Unicom Share Option Schemes”	:	the Pre-Global Offering Share Option Scheme and the Share Option Scheme, both of which were adopted by Unicom on 1 June 2000, as amended from time to time
“Unicom Shareholders”	:	holders of Unicom Shares
“Unicom Shares”	:	ordinary shares of HK$0.10 each in the capital of Unicom
“United States” or “US”	:	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia

“US GAAP”	:	generally accepted accounting principles in the United States
“US Securities Act”	:	the US Securities Act of 1933, as amended, including the related rules and regulations promulgated thereunder
“US Securities Exchange Act”	:	the US Securities Exchange Act of 1934, as amended, including the related rules and regulations promulgated thereunder
“US$” or “US dollars”	:	United States dollars, the lawful currency of the United States
“%”	:	per cent.

This document contains translations between Renminbi and Hong Kong dollar amounts at RMB0.879 = HK$1.00, being the exchange rate prevailing on 12 August 2008. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.
-

QUESTIONS AND ANSWERS

The following are some of the questions you, as a Netcom Shareholder, a Netcom ADS Holder or a Netcom Optionholder, may have and the answers to those questions. However, you are urged to read this entire document, including the Appendices, and if you are a Netcom Optionholder, the Option Proposal Letter, carefully.

1.	What is the purpose of this document? What is the Court Meeting and the Netcom EGM? What is the Court Hearing?

•
The purpose of this document is to provide you with further information regarding the Proposals and, in particular, the Scheme, and the expected timetable, to give you notices of the Court Meeting and the Netcom EGM and to inform you of the date and place of the Court Hearing.

•
At the Court Meeting, the Scheme will be voted on by the Disinterested Netcom Shareholders other than the Exempt Principal Traders and at the Netcom EGM, the capital reduction of Netcom and the issue of the Netcom Shares to Unicom in connection with the Scheme will be voted on by all of the Netcom Shareholders.

•
At the Court Hearing, the High Court will hear the petition for the sanction of the Scheme and the confirmation of the capital reduction of Netcom. The Court Hearing will take place on 14 October 2008 after the Court Meeting and the Netcom EGM. An announcement will also be made of the date and time of the Court Hearing.

2.	What are the Proposals and the Scheme?

•
The Proposals comprise of the Share Proposal, the ADS Proposal and the Option Proposal. Please see paragraph 3 headed “Summary of the Proposals” in the Explanatory Statement for a discussion of the Proposals and the consideration you will be entitled to receive under the Proposals and paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement for a discussion of the conditions of the Proposals and the Scheme.

•
The Scheme is a scheme of arrangement under Section 166 of the Hong Kong Companies Ordinance between Netcom and the Scheme Shareholders involving the cancellation of all of the Scheme Shares. Upon the Scheme becoming effective, the Scheme will be binding on Netcom and all of the Scheme Shareholders, regardless of whether such Scheme Shareholders attended or voted at the Court Meeting or the Netcom EGM, and Netcom will become a wholly-owned subsidiary of Unicom.

3.	What is the position of the Independent Board Committee with regard to the Proposals?

•
The Independent Board Committee, having considered the terms of the Proposals and taken into account the advice of Rothschild, considers that the terms of the Share Proposal, the ADS Proposal and the Option Proposal are fair and reasonable so far as the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders, respectively, are concerned.

4.	What vote is required from the Netcom Shareholders in order for the Scheme to be approved?

•
The Scheme must be approved (by way of poll) by a majority in number representing not less than three-fourths in value of the Netcom Shares held by the Disinterested Netcom Shareholders (other than the Exempt Principal Traders) who are present and voting either in person or by proxy at the Court Meeting, provided that the number of votes cast against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all of the Netcom Shares held by the Disinterested Netcom Shareholders, including the Exempt Principal Traders.

•
In addition to the vote for approving the Scheme at the Court Meeting, a special resolution would need to be passed by a majority of not less than three-fourths of the votes cast by the Netcom Shareholders present and voting in person or by proxy at the Netcom EGM to (a) approve and give effect to the reduction of the issued share capital of Netcom by cancelling and extinguishing the Scheme Shares and (b) approve the issue of the Netcom Shares to Unicom in connection with the Scheme.

5.           How will the votes at the Court Meeting and the Netcom EGM be counted?

•
At the Court Meeting, the Disinterested Netcom Shareholders (other than the Exempt Principal Traders) who are present and voting either in person or by proxy will be entitled to vote all of their respective Scheme Shares in favour of the Scheme or against it. Alternatively, the Disinterested Netcom Shareholders other than the Exempt Principal Traders may vote some of their Scheme Shares in favour of the Scheme and any or all of the balance of their Scheme Shares against the Scheme.

•
The “majority in number” requirement will be met if the number of such Disinterested Netcom Shareholders voting in favour of the Scheme exceeds the number of such Disinterested Netcom Shareholders voting against the Scheme. For the purpose of calculating the “majority in number” requirement, if a Disinterested Netcom Shareholder votes all of his Netcom Shares in favour of the Scheme (or against the Scheme), he will be counted as one Disinterested Netcom Shareholder voting in favour of the Scheme (or against the Scheme) in respect of the number of his Netcom Shares so voted. If a Disinterested Netcom Shareholder elects to vote a portion of his Netcom Shares in favour of the Scheme and the balance of his Netcom Shares against the Scheme, he will be counted as one Disinterested Netcom Shareholder voting in favour of the Scheme in respect of the number of the Netcom Shares voted in favour of the Scheme, and one Disinterested Netcom Shareholder voting against the Scheme in respect of the number of the Netcom Shares voted against the Scheme. As a result, any Disinterested Netcom Shareholder voting both in favour of the Scheme and against the Scheme will cancel himself out in terms of calculating the “majority in number” requirement.

•
If a proxy has been appointed to represent more than one Disinterested Netcom Shareholder at the Court Meeting, for the purpose of calculating the majority in number requirement, he will be counted as one Disinterested Netcom Shareholder for each of the Disinterested Netcom Shareholders he represents.

•
Individual Netcom ADS Holders who have not become Netcom Shareholders will therefore not be counted individually for the purposes of calculating the “majority in number” requirement. Rather, the Netcom Depositary, as the sole registered holder of the Netcom Shares underlying the Netcom ADSs, will be counted as one Disinterested Netcom Shareholder for such purposes or if it votes both for and against the Scheme, as two Disinterested Netcom Shareholders.

•
At the Netcom EGM, every Netcom Shareholder present and voting either in person or by proxy will be entitled to vote all of his Netcom Shares in favour of the special resolution for the capital reduction of Netcom and the issue of the Netcom Shares to Unicom in connection with the Scheme or against it. Alternatively, such Netcom Shareholders may vote some of their Shares in favour of and some against the special resolution. At the Netcom EGM, the special resolution will be passed if the value of the Netcom Shares voted in favour of it is at least three-fourths of the total value of the Netcom Shares voted at the Netcom EGM.

6.	I am a Netcom Shareholder. How do I vote on the Proposals?

•
If you are a Netcom Shareholder, you may, if you are a Disinterested Netcom Shareholder other than an Exempt Principal Trader, vote in person or by proxy at the Court Meeting (during which the Scheme will be voted on) and you may vote in person or by proxy at the Netcom EGM (during which the capital reduction of Netcom and the issue of Netcom Shares to Unicom in connection with the Scheme will be voted on).

•
Whether or not you are able to attend the Court Meeting or the Netcom EGM, if you are a Disinterested Netcom Shareholder other than an Exempt Principal Trader, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting, in accordance with the instructions printed on it, and if you are a Netcom Shareholder, you are strongly urged to complete and sign the enclosed white form of proxy in respect of the Netcom EGM, in accordance with the instructions printed on it, and to deposit them at the Netcom’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong. The pink form of proxy for use at the Court Meeting should be deposited not later than 4:00 p.m. on 15 September 2008 and, in order to be valid, the white form of proxy for use at the Netcom EGM should be deposited not later than 4:30 p.m. on 15 September 2008. The pink form of proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at the Court Meeting if it is not so deposited.

•
The completion and return of a form of proxy for the Court Meeting or the Netcom EGM will not preclude you from attending and voting in person at the Court Meeting or the Netcom EGM. In such event, the relevant form of proxy will be deemed to have been revoked.

7.	I am a Netcom ADS Holder. How do I vote on the Proposals?

•
Since Netcom ADS Holders are not Netcom Shareholders, you cannot vote at the Court Meeting or the Netcom EGM directly. However, as a Netcom ADS Holder, you can instruct the Netcom Depositary to vote the Netcom Shares underlying your Netcom ADSs by completing and returning the ADS Voting Instruction Card to the Netcom Depositary by not later than the ADS Voting Instruction Deadline at its offices located at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America.

•
If you hold your Netcom ADSs indirectly through a financial intermediary, you must follow the relevant procedures provided by the financial intermediary through which you hold your Netcom ADSs if you wish to vote the Netcom Shares underlying your Netcom ADSs.

•
If you wish to attend and vote at the Court Meeting and the Netcom EGM directly, you must surrender your Netcom ADSs and withdraw the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 2 September 2008 (New York time). Netcom will pay to the Netcom Depositary the fees for the cancellation of your Netcom ADSs, but you may incur taxes and other charges in connection with such surrender and withdrawal.

8.	If my Netcom Shares or Netcom ADSs are held in “street names” by my financial intermediary, will my financial intermediary vote my Netcom Shares or those underlying my Netcom ADSs for me?

•
Your financial intermediary should send you directions on how to provide it with instructions to vote your Netcom Shares or the Netcom Shares underlying your Netcom ADSs. If you do not provide your financial intermediary with instructions on how to vote your Netcom Shares (whether in the form of Netcom Shares or represented by Netcom ADSs), your financial intermediary will not vote them at the Court Meeting and the Netcom EGM. You should therefore ensure that your financial intermediary is provided with instructions on how to vote your Netcom Shares or the Netcom Shares underlying your Netcom ADSs by the deadlines set by your financial intermediary. If you do not give voting instructions to your financial intermediary, you will not be counted as having voted at the Court Meeting and the Netcom EGM unless you have the Netcom Shares (including any Netcom Shares underlying your Netcom ADSs) registered in your name and appear in person or by proxy at the Court Meeting and the Netcom EGM.

9.	Can I change my vote after I have submitted my proxy with voting instructions?

•
Yes. If you are registered as a Netcom Shareholder, there are two ways in which you may revoke your proxy and change your vote in respect of the resolutions to be voted on at the Court Meeting or the Netcom EGM:

(a)
you may notify Netcom in writing of the revocation of your proxy and deposit a new form of proxy, provided that such revised form of proxy is deposited not less than 48 hours before the time for holding the Court Meeting or the Netcom EGM or, in the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the Chairman of the Court Meeting at the Court Meeting; or

(b)	you may attend and vote at the Court Meeting or the Netcom EGM in person and in such event, your relevant form of proxy will be deemed to have been revoked.

•
If you hold Netcom ADSs, you may not change the voting instructions indicated on your completed ADS Voting Instruction Card unless you notify the Netcom Depositary of such change in writing prior to the ADS Voting Instruction Deadline.

•
If you have instructed a financial intermediary to vote your Netcom Shares or the Netcom Shares underlying your Netcom ADSs, you must follow the directions received from such financial intermediary to change your vote or revoke your proxy.

10.	I am a Netcom ADS Holder. How can I be present in person or be represented by counsel at the Court Hearing?

•
At the Court Hearing, which will take place after the approval of the Scheme at the Court Meeting, the High Court will hear the petition for the sanction of the Scheme and the confirmation of the capital reduction of Netcom.

•
Since Netcom ADS Holders are not Netcom Shareholders, you cannot directly be present in person or be represented by counsel at the Court Hearing to support or oppose the petition for the sanction of the Scheme. However, if you wish to be entitled to be present in person or be represented by counsel at the Court Hearing to support or oppose the petition, you can do so by surrendering your Netcom ADSs and withdrawing the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 9 October 2008 (New York time) so that you can be registered as a Netcom Shareholder prior to the Court Hearing. Netcom will pay to the Netcom Depositary the fees for the cancellation of your Netcom ADSs, but you may incur taxes and other charges in connection with such surrender and withdrawal. In order to cancel your Netcom ADSs and withdraw the underlying Netcom Shares, you should contact the Netcom Depositary at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America or by telephone at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday.

11.	What is the location, date and time of the Court Meeting and the Netcom EGM?

•
The Court Meeting and the Netcom EGM will be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at respectively 4:00 p.m. and 4:30 p.m. (or immediately after the conclusion or adjournment of the Court Meeting).

12.	What is the location, date and time of the Court Hearing?

•
The Court Hearing will be held at the High Court at the High Court Building, 38 Queensway, Hong Kong and is expected to take place on 14 October 2008 at 9:30 a.m. An announcement will be made of the exact date and time of the Court Hearing.

13.	Who should I call if I have additional questions?

•
If a registered or beneficial owner of Netcom Shares in Hong Kong has questions concerning administrative matters, such as dates, documentation and procedures relating to the Proposals, please call the share registrar of Netcom, Computershare Hong Kong Investor Services Limited, at (852) 2862 8648 between 9:00 a.m. and 6:00 p.m. (Hong Kong time) Monday to Friday from 15 August 2008 to 17 September 2008.

•
If you are a Netcom ADS Holder and have questions concerning administrative matters, such as dates, documentation and procedures relating to the Proposals, please call the Netcom Depositary at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday.

•
These helplines cannot and will not provide advice on the merits of the Proposals or the Scheme or give any financial or legal advice, and will not be soliciting proxies or votes in respect of the resolutions to be voted on at the Court Meeting and the Netcom EGM.

EXPECTED TIMETABLE

Hong Kong time
(unless otherwise stated)

Latest time to surrender Netcom ADSs to the Netcom Depositary and withdraw the underlying Netcom Shares in order to vote
directly at the Court Meeting and the Netcom EGM(1).	3:00 p.m. on Tuesday,
2 September 2008
(New York time)

ADS Voting Instruction Deadline for receipt by the
Netcom Depositary of completed ADS Voting
Instruction Cards from Netcom ADS Holders(2)	10:00 a.m. on Wednesday,
10 September 2008
(New York time)

Latest time for lodging transfers of Netcom Shares
in order to qualify for attending and voting at the
Court Meeting and the Netcom EGM	before 4:30 p.m. on Thursday,
11 September 2008

Register of members of Netcom closed for determination of
entitlements of Disinterested Netcom Shareholders
other than the Exempt Principal Traders to attend and
vote at the Court Meeting and of Netcom Shareholders
to attend and vote at the Netcom EGM(3)	Friday, 12 September 2008 to
Wednesday, 17 September 2008
(both days inclusive)

 Latest time for lodging forms of proxy in respect of:
Court Meeting(4)	4:00 p.m. on Monday, 15 September 2008
Netcom EGM(4)	4:30 p.m. on Monday, 15 September 2008
Court Meeting(5)	4:00 p.m. on Wednesday, 17 September 2008
Netcom EGM(5)	4:30 p.m. on Wednesday, 17 September 2008
(or immediately after the conclusion or
adjournment of the Court Meeting)
Announcement of the results of the Court Meeting and the Netcom EGM published on the Hong Kong Stock Exchange website	not later than 7:00 p.m.
on Wednesday, 17 September 2008

Announcement of the date and time of the Court Hearing
published on the Hong Kong Stock Exchange website and
in The South China Morning Post, the Hong Kong
Economic Times, The Wall Street Journal
and The Asian Wall Street Journal	Thursday, 2 October 2008

Last day for dealings in the Netcom Shares	Monday, 6 October 2008

Last day for dealings in the Netcom ADSs.	Monday, 6 October 2008

Latest time to surrender Netcom ADSs to the Netcom
Depositary and withdraw the underlying Netcom
Shares in order to become a Netcom Shareholder and
appear at the Court Hearing	3:00 p.m. on Thursday, 9 October 2008
(New York time)

Latest time for lodging transfers of Netcom Shares
and for the Netcom Optionholders to exercise

their Netcom Options in order to qualify for
entitlements under the Scheme	before 4:30 p.m. on Friday, 10 October 2008

Court Hearing(6)	Tuesday, 14 October 2008

Scheme Record Time	5:00 p.m. on Tuesday, 14 October 2008

Announcement of (1) the results of the Court Hearing and
the Netcom EGM and (2) the intention to withdraw the
listing of the Netcom Shares and the Netcom ADSs from
the Hong Kong Stock Exchange and the New York Stock
Exchange, respectively, published on the Hong Kong Stock
Exchange website	Tuesday, 14 October 2008

Announcement of (1) the results of the Court Hearing and
the Netcom EGM and (2) the intention to withdraw the
listing of the Netcom Shares and the Netcom ADSs from
the Hong Kong Stock Exchange and the New York Stock
Exchange, respectively, published in The Wall Street
Journal and The Asian Wall Street Journal	Wednesday, 15 October 2008

Effective Date(7)	Wednesday, 15 October 2008

Withdrawal of the listing of the Netcom Shares on
the Hong Kong Stock Exchange.	9:30 a.m. on Wednesday, 15 October 2008

Announcement of (1) the Effective Date and (2) the
withdrawal of the listing of the Netcom Shares on
the Hong Kong Stock Exchange published on the
Hong Kong Stock Exchange website	Wednesday, 15 October 2008

Expected withdrawal of the listing of the Netcom
ADSs on the New York Stock Exchange	9:30 a.m. on Wednesday, 15 October 2008
 (New York time)
Certificates for the new Unicom Shares and the new Unicom
ADSs issued and letters granting the Special Unicom Options
pursuant to the Proposals to be despatched on or before	Saturday, 25 October 2008

Period during which odd lot trading arrangement in
relation to the Unicom Shares is provided	Monday, 27 October 2008 to Friday,
 14 November 2008

Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders should note that the timetable, which is mainly dependent on the date of the Court Hearing, is subject to change. Further announcement(s) will be made in the event that there is any change to the timetable.

Notes:

(1)
Netcom ADS Holders who wish to surrender their Netcom ADSs and withdraw the underlying Netcom Shares in order to become Netcom Shareholders should contact the Netcom Depositary at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America or by telephone at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday.

(2)
ADS Voting Instruction Cards should be returned to the Netcom Depositary in accordance with the instructions printed on them as soon as possible and in any event not later than 10:00 a.m. (New York time) on 10 September 2008.

(3)	The closure of the register of members of Netcom is not for the purpose of determining entitlements under the Scheme.

(4)
Forms of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at Netcom’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as possible and in any event not later than the times and dates stated above. The pink form of proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at the Court Meeting if it is not so deposited. In order to be valid, the white form of proxy for the Netcom EGM must be deposited by the time and date stated above. Completion and return of a form of proxy for the Court Meeting or the Netcom EGM will not preclude a Disinterested Netcom Shareholder and a Netcom Shareholder, respectively, from attending the relevant meeting and voting in person. In such event, the relevant form of proxy will be deemed to have been revoked.

(5)
The Court Meeting and the Netcom EGM will be held at The Ballroom, Island Shangri-La, Hong Kong at the times and dates specified above. Notice of the Court Meeting is set out on pages N-1 and N-2 of this document and Notice of the Netcom EGM is set out on pages N-3 and N-4 of this document.

(6)	The Court Hearing will be held at the High Court at the High Court Building, 38 Queensway, Hong Kong.

(7)
The Scheme will become effective upon all the conditions set out in paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement on pages 62 to 65 of this document having been satisfied or waived, as applicable.

LETTER FROM THE BOARD

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中國網通集團（香港）有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

Executive Directors:
ZUO Xunsheng (Chairman)
LI Jianguo
LI Fushen

Non-executive Directors:
YAN Yixun
Cesareo ALIERTA IZUEL
José María ÁLVAREZ-PALLETE

Independent Non-executive Directors:
John Lawson THORNTON
QIAN Yingyi
HOU Ziqiang
Timpson CHUNG Shui Ming
Registered Office: Room 6701, The Center 99 Queen’s Road Central Hong Kong

15 August 2008

To the Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders

Dear Sir or Madam,

PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE

1.       INTRODUCTION

On 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom had formally presented the Proposals to the Board and requested the Board to put forward the Proposals to the Netcom Shareholders for consideration of the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance. As at the date of this letter, Unicom neither owns nor has any interest in any Netcom Shares. The background to the Proposals is set out in paragraph 2 headed “Background to the Proposals” in the Explanatory Statement on page 57 of this document.

The Proposals involve the cancellation of all of the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline and the Netcom Shares underlying the Netcom ADSs) and all of the Netcom ADSs and the Netcom Options outstanding at the Scheme Record Time. Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of Unicom and the listings of the Netcom Shares and the Netcom ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, will be withdrawn.

Unicom has appointed CICC as its lead financial adviser and JPMorgan as its financial adviser in connection with the Proposals. Netcom has appointed Citigroup as its exclusive financial adviser in connection with the Proposals.

In compliance with Rule 2.1 of the Takeovers Code, the Board has established the Independent Board Committee, comprising all of the independent non-executive Netcom Directors, being Mr. Timpson Chung Shui Ming, Mr. John Lawson Thornton, Dr. Qian Yingyi and Mr. Hou Ziqiang, to advise the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Share Proposal, the ADS Proposal and the Option Proposal, respectively. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Proposals. Three of the non-executive Netcom Directors, Mr. Cesareo Alierta Izuel, Mr. José María Álvarez-Pallete and Mr. Yan Yixun, are not on the Independent Board Committee due to their direct or indirect interests in the Proposals as representative directors of certain Netcom Shareholders and, therefore, they do not satisfy the independent board committee criteria set out in Rule 2.8 of the Takeovers Code.

The Independent Board Committee, having considered the terms of the Share Proposal and the ADS Proposal and taken into account the advice of Rothschild, considers that the terms of the Share Proposal and the ADS Proposal are fair and reasonable so far as the Disinterested Netcom Shareholders and the Netcom ADS Holders are concerned and recommends the Disinterested Netcom Shareholders other than the Exempt Principal Traders to, and the Netcom ADS Holders to instruct the Netcom Depository holding the Netcom Shares on their behalf to, vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the Netcom EGM. The Independent Board Committee, having considered the terms of the Option Proposal and taken into account the advice of Rothschild, also considers that the terms of the Option Proposal are fair and reasonable so far as the Netcom Optionholders are concerned.

The purpose of this document is to provide you with further information regarding the Proposals and, in particular, the Scheme, to give you notices of the Court Meeting and the Netcom EGM and to inform you of the date and place of the Court Hearing. Your attention is also drawn to (1) the letter from the Independent Board Committee set out on pages 21 and 22 of this document, (2) the letter from Rothschild, the independent financial adviser to the Independent Board Committee, set out on pages 23 to 56 of this document, (3) the Explanatory Statement set out on pages 57 to 93 of this document and (4) the terms of the Scheme set out on pages S-1 to S-6 of this document.

2.        SUMMARY OF THE PROPOSALS

The Share Proposal and the Scheme

It is proposed that, subject to the satisfaction or waiver, as applicable, of the conditions of the Share Proposal as described in the Explanatory Statement, the Share Proposal will be implemented by way of the Scheme pursuant to which the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline) will be cancelled and, in consideration thereof, all of the Scheme Shareholders whose names appear on the register of members of Netcom at the Scheme Record Time will be entitled, save as regards fractional entitlements, to receive:

For every Scheme Share cancelled  ....................................................................................................................  1.508 new Unicom Shares

Under the Share Proposal, the share capital of Netcom will, on the Effective Date, be reduced by cancelling and extinguishing the Scheme Shares. Immediately thereafter, the authorised share capital of Netcom will be increased to the amount prior to the cancellation of the Scheme Shares by the creation of new Netcom Shares and such Netcom Shares, being in the same number as the cancelled Scheme Shares, will be issued to Unicom and/or its nominees at par, credited as fully paid with the reserve arising from the cancellation of the Scheme Shares.

The Share Exchange Ratio of 1.508 Unicom Shares for every Scheme Share cancelled was determined by Unicom on the basis of the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price, and the closing price of each Unicom Share of HK$18.48 on the Hong Kong Stock Exchange on the Last Trading Date.

Based on the Share Exchange Ratio and 6,699,197,200 Netcom Shares in issue as at the Latest Practicable Date and assuming that none of the outstanding Netcom Options had been exercised, the maximum number of Unicom Shares that Unicom will issue under the Share Proposal, including those underlying the Unicom ADSs to be issued under the ADS Proposal, is 10,102,389,377. This represents approximately 73.93% of the existing issued share capital of Unicom of 13,664,951,945 Unicom Shares as at the Latest Practicable Date, and approximately 42.51% of the enlarged issued share capital of Unicom of 23,767,341,322 Unicom Shares immediately following the issue of the Unicom Shares (assuming that none of the outstanding Unicom Options had been exercised) and approximately 42.11% of the enlarged issued share capital of Unicom of 23,991,888,922 Unicom Shares immediately following the issue of the Unicom Shares (assuming that all of the outstanding

Unicom Options had been exercised).

Based on the Share Exchange Ratio and 6,825,033,460 Netcom Shares in issue as at the Latest Practicable Date and assuming that all of the outstanding Netcom Options had been exercised, the maximum number of Unicom Shares that Unicom will issue under the Share Proposal, including those underlying the Unicom ADSs to be issued under the ADS Proposal, is 10,292,150,457. This represents approximately 75.32% of the existing issued share capital of Unicom of 13,664,951,945 Unicom Shares as at the Latest Practicable Date, and approximately 42.96% of the enlarged issued share capital of Unicom of 23,957,102,402 Unicom Shares immediately following the issue of the Unicom Shares (assuming that none of the outstanding Unicom Options had been exercised) and approximately 42.56% of the enlarged issued share capital of Unicom of 24,181,650,002 Unicom Shares immediately following the issue of the Unicom Shares (assuming that all of the outstanding Unicom Options had been exercised).

The ADS Proposal

Pursuant to the ADS Proposal, which is conditional upon the Scheme becoming effective, the Scheme Shares underlying the Netcom ADSs will be cancelled along with all of the other Scheme Shares pursuant to the Scheme and in consideration thereof, all of the Netcom ADS Holders will be entitled to receive:

For every Netcom ADS cancelled  3.016 new Unicom ADSs

As at the Latest Practicable Date, there were 7,098,720 Netcom ADSs outstanding. Each Netcom ADS represents 20 Netcom Shares and each Unicom ADS represents 10 Unicom Shares.

The consideration for the ADS Proposal is equivalent to the consideration for the Share Proposal and is calculated using the Share Exchange Ratio and taking into account the number of Netcom Shares represented by a Netcom ADS and the number of Unicom Shares represented by a Unicom ADS.

The Option Proposal

As at the Latest Practicable Date, there were 125,836,260 Netcom Options outstanding. If all of such Netcom Options are exercised, a total of 125,836,260 Netcom Shares will be issued. If any Netcom Option is exercised resulting in Netcom Shares being issued prior to or at the Scheme Record Time, such Netcom Shares will constitute Scheme Shares and their holders will be eligible to receive the consideration for the cancellation of their Scheme Shares under the Scheme.

Pursuant to the Option Proposal, which is conditional upon the Scheme becoming effective, Unicom will grant Netcom Optionholders Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options at the Scheme Record Time (whether vested or not). To the extent that Netcom Optionholders do not exercise their outstanding Netcom Options prior to the Options Exercise Deadline, their Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Board and such Netcom Optionholders will automatically be granted Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options.

The Option Proposal Letter, which sets out the terms of the Option Proposal and the details of the Special Purpose Unicom Share Option Scheme, will be despatched to the Netcom Optionholders on the same day as the despatch of this document.

Total Consideration

On the basis of the value of HK$26.78 for every Scheme Share cancelled under the Share Proposal (being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$17.76 on the Hong Kong Stock Exchange on the Last Trading Date), the entire issued share capital of 6,699,197,200 Netcom Shares as at the Last Trading Date (assuming that none of the outstanding Netcom Options as at the Last Trading Date had been exercised) would be valued at approximately HK$179,404,501,016 and the Fully Diluted Netcom Share Capital of 6,825,034,460 Netcom Shares as at the Last Trading Date would be valued at approximately HK$182,774,422,839.

On the basis of the value of HK$23.55 for every Scheme Share cancelled under the Share Proposal (being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$15.62 on the Hong Kong Stock Exchange on the Latest Practicable Date), the entire issued share capital of 6,699,197,200 Netcom Shares as at the Latest Practicable Date (assuming that none of the outstanding Netcom Options as at the Latest Practicable Date had been exercised) would be valued at approximately HK$157,766,094,060 and the Fully Diluted Netcom Share Capital of 6,825,033,460 Netcom Shares as at the Latest Practicable Date would be valued at approximately HK$160,729,537,983.

3.        CONDITIONS OF THE PROPOSALS AND THE SCHEME

The Share Proposal and the Scheme are subject to the satisfaction or waiver, as applicable, of the conditions of the Share Proposal set out in paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement on pages 62 to 65 of this document. All of these conditions will have to be satisfied or waived, as applicable, on or before 30 November 2008 (or such later date as Unicom and Netcom may agree and the High Court may allow), otherwise the Proposals, including the Scheme, will lapse. Unicom and Netcom have agreed to extend the date for all of the conditions to be satisfied or waived, as applicable, from 30 September 2008 (as stated in the Announcement) to 30 November 2008 to accommodate the timetable of the High Court for the Court Hearing. Assuming that all of these conditions are satisfied or waived, as applicable, it is expected that the Scheme will become effective on or before 31 October 2008.

Each of the ADS Proposal and the Option Proposal will also be conditional upon the Scheme becoming effective.

4.        REASONS FOR AND BENEFITS OF THE PROPOSED MERGER

You are urged to read carefully paragraph 6 headed “Reasons for and Benefits of the Proposed Merger” in the Explanatory Statement on pages 65 to 68 of this document.

5.        BUSINESS STRATEGIES OF THE ENLARGED GROUP

You are referred to paragraph 7 headed “Business Strategies of the Enlarged Group” in the Explanatory Statement on pages 68 and 69 of this document.

6.        INTENTIONS OF UNICOM WITH REGARD TO NETCOM

You are referred to paragraph 8 headed “Intentions of Unicom with Regard to Netcom” in the Explanatory Statement on pages 69 and 70 of this document.

7.        INFORMATION ON NETCOM AND UNICOM

Your attention is drawn to paragraph 13 headed “Information on Netcom” in the Explanatory Statement on page 76 of this document and the sections headed “Financial Information on the Netcom Group” and “General Information on Netcom” in Appendices I and IV, respectively, to the Explanatory Statement in this document.

Your attention is also drawn to paragraph 14 headed “Information on Unicom” in the Explanatory Statement on pages 76 to 80 of this document and the sections headed “Financial Information on the Unicom Group” and “General Information on Unicom” in Appendices II and V, respectively, to the Explanatory Statement in this document.

8.        OVERSEAS NETCOM SHAREholders, NETCOM ADS Holders AND NETCOM OPTIONHolders

Overseas holders of Netcom Securities are requested to read specifically paragraph 20 headed “Overseas Netcom Shareholders, Netcom ADS Holders and Netcom Optionholders” in the Explanatory Statement on pages 84 and 85 of this document.

9.        INFORMATION FOR NETCOM SHAREHOLDERS AND NETCOM ADS HOLDERS IN THE UNITED STATES

Your attention is drawn to paragraph 21 headed “Information for Netcom Shareholders and Netcom ADS Holders in the United States” in the Explanatory Statement on pages 85 and 86 of this document.

10.      COURT MEETING AND NETCOM EGM

Notices convening the Court Meeting and the Netcom EGM to be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at respectively 4:00 p.m. and 4:30 p.m. (or immediately after the conclusion or adjournment of the Court Meeting) are set out on pages N-1 to N-4 of this document.

The High Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modification. The Scheme will be subject to the approval by the Disinterested Netcom Shareholders other than the Exempt Principal Traders at the Court Meeting in the manner referred to in paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement on pages 62 to 65 of this document.

Immediately following the Court Meeting, the Netcom EGM will be held for the purpose of considering and, if thought fit, passing a special resolution to approve the implementation of the Scheme. All Netcom Shareholders will be entitled to attend and vote on such special resolution at the Netcom EGM.

11.      ACTIONS TO BE TAKEN

The actions which you are required to take in relation to the Proposals are set out in the earlier section headed “Actions to be Taken” on pages i and ii of this document.

12.      TAXATION, EFFECTS AND LIABILITIES

It is emphasised that none of Unicom, Netcom, CICC, JPMorgan, Citigroup, Rothschild and any of their respective directors or associates or any other person involved in the Scheme and the Proposals accept responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of the implementation or otherwise of the Scheme and the Proposals. Accordingly, you are asked to read paragraph 22 headed “Taxation” in the Explanatory Statement appearing on pages 86 to 91 of this document and if you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult an appropriately qualified professional adviser.

13.      FURTHER INFORMATION

You are urged to read carefully (1) the letter from the Independent Board Committee set out on pages 21 and 22 of this document, (2) the letter from Rothschild, the independent financial adviser to the Independent Board Committee, set out on pages 23 to 56 of this document and (3) the Explanatory Statement in relation to the Scheme set out on pages 57 to 93 of this document and the Appendices thereto. In addition, the terms of the Scheme are set out on pages S-1 to S-6 of this document. Netcom Optionholders are urged to read carefully the Option Proposal Letter.

Yours faithfully, For and on behalf of the Board of China Netcom Group Corporation (Hong Kong) Limited Zuo Xunsheng Chairman

QUESTIONS AND ANSWERS

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中國網通集團（香港）有限公司
(incorporated in Hong Kong with limited liability)
15 August 2008

To the Disinterested Netcom Shareholders,
  the Netcom ADS Holders and the Netcom Optionholders

Dear Sir or Madam,

PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE

We refer to the document dated 15 August 2008 jointly issued by Netcom and Unicom in relation to the Proposals (the “Scheme Document”), of which this letter forms part. Terms defined in the Scheme Document shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Share Proposal, the ADS Proposal and the Option Proposal, respectively. Rothschild has been appointed by us as our independent financial adviser in respect of the Share Proposal, the ADS Proposal and the Option Proposal.

Having considered the terms of the Share Proposal and the ADS Proposal and taken into account the advice of Rothschild, in particular the factors, reasons and recommendations as set out in the letter from Rothschild in the Scheme Document, we consider that the terms of the Share Proposal and the ADS Proposal are fair and reasonable so far as the Disinterested Netcom Shareholders and the Netcom ADS Holders are concerned. Accordingly, we recommend the Disinterested Netcom Shareholders other than the Exempt Principal Traders to, and the Netcom ADS Holders to instruct the Netcom Depositary holding the Netcom Shares on their behalf to, vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the Netcom EGM.

Having considered the terms of the Option Proposal and taken into account the advice of Rothschild, in particular the factors, reasons and recommendations as set out in the letter from Rothschild in the Scheme Document, we consider that the terms of the Option Proposal are fair and reasonable so far as the Netcom Optionholders are concerned.

The Independent Board Committee draws the attention of the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders to (1) the letter from the Board set out on pages 15 to 20 of the Scheme Document, (2) the Explanatory Statement set out on pages 57 to 93 of the Scheme Document and the Appendices thereto and (3) the letter from Rothschild set out on pages 23 to 56 of the Scheme Document.

Yours faithfully, Timpson Chung Shui Ming John Lawson Thornton Qian Yingyi Hou Ziqiang Independent Board Committee

LETTER FROM ROTHSCHILD

The following is the text of a letter of advice from Rothschild, the independent financial adviser appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this document, setting out its advice to the Independent Board Committee in respect of the Proposals.

15 August 2008

To the independent board committee of
  China Netcom Group Corporation (Hong Kong) Limited

Dear Sirs,

PROPOSED MERGER OF
CHINA UNICOM LIMITED
AND
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT OF
CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
UNDER SECTION 166 OF THE HONG KONG COMPANIES ORDINANCE

We refer to our engagement to advise the Independent Board Committee with respect to the Proposals and the Scheme, details of which are contained in the scheme document jointly issued by Netcom and Unicom dated 15 August 2008 (the “Scheme Document”) of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee as to (a) whether or not the terms of the Share Proposal and the Scheme are fair and reasonable so far as the Disinterested Netcom Shareholders are concerned, (b) whether or not the terms of the ADS Proposal are fair and reasonable so far as the Netcom ADS Holders are concerned, and (c) whether or not the terms of the Option Proposal are fair and reasonable so far as the Netcom Optionholders are concerned; and to (a) advise the Disinterested Netcom Shareholders as to how they should vote on the Scheme at the Court Meeting and the Netcom EGM, and (b) advise the Netcom ADS Holders as to how they should direct the Netcom Depository to vote the Netcom Shares held on their behalf at the Court Meeting and the Netcom EGM.

The terms used in this letter shall have the same meanings as defined in the Scheme Document unless the context otherwise requires.

In accordance with Rule 2.1 of the Takeovers Code, the Board has established the Independent Board Committee comprising all of the independent non-executive Netcom Directors, namely Mr. Timpson Chung Shui Ming, Mr. John Lawson Thornton, Dr. Qian Yingyi and Mr. Hou Ziqiang, for the purpose of advising the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Share Proposal, the ADS Proposal and the Option Proposal, respectively. Other than members of the Independent Board Committee, none of the executive directors or non-executive directors of Netcom is considered independent for the purpose of giving any advice or recommendation to the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders in respect of the Share Proposal, the ADS Proposal and the Option Proposal, respectively.

N M Rothschild & Sons (Hong Kong) Limited 16th Floor, Alexandra House 18 Chater Road, Central Hong Kong SAR	Telephone Facsimile	+852 2525 5333 +852 2868 1728 +852 2810 6997

In formulating our recommendation, we have relied on the information and facts supplied to us by Netcom and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Scheme Document are complete in all material respects, fair and reasonable and have relied on them.

We have been advised by the management of Netcom that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the management of Netcom. The Netcom Directors (in respect of the information on the Netcom Group, Netcom Parent and Netcom BVI only) and the Unicom Directors (in respect of information other than that in relation to the Netcom Group, Netcom Parent and Netcom BVI) have jointly and severally accepted full responsibility for the accuracy of the information contained in the Scheme Document and have confirmed, having made all reasonable enquiries, that, to the best of their knowledge, opinions expressed in the Scheme Document have been arrived at after due and careful consideration and there are no other facts not contained in the Scheme Document, the omission of which would make any statement in relation to the Netcom Group, Netcom Parent and Netcom BVI (in respect of the Netcom Directors) and the other statements otherwise (in respect of the Unicom Directors) in the Scheme Document misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Netcom Group, the Unicom Group or the Enlarged Group.

We have not considered the tax consequences on the Disinterested Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders of their acceptances or non-acceptances of the Proposals since these are particular to their own individual circumstances. In particular, holders of the Netcom Shares, the Netcom ADSs and the Netcom Options who are residents outside of Hong Kong, or subject to overseas taxes or Hong Kong taxation on securities dealing should consider their own tax position with regard to the Proposals and, if in any doubt, should consult their own professional advisers.

TERMS OF THE PROPOSALS

The terms of the Proposals are set out in the “Letter from the Board” and the Explanatory Statement in the Scheme Document. In summary, the Proposals involve the cancellation of all of the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline and the Netcom Shares underlying the Netcom ADSs) and all of the Netcom ADSs and the Netcom Options outstanding at the Scheme Record Time. The Proposals consist of three components and involve the following principal steps:

The Share Proposal:

•
Each Scheme Shareholder will be entitled to receive 1.508 new Unicom Shares in exchange for every Scheme Share (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline) cancelled. The Share Exchange Ratio of 1.508 new Unicom Shares for every Scheme Share cancelled was determined by Unicom on the basis of the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price, and the closing price of each Unicom Share of HK$18.48 on the Hong Kong Stock Exchange on the Last Trading Date; and

•
The Share Proposal will be implemented by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance, subject to the satisfaction or waiver, as applicable, of the conditions of the Proposals and the Scheme as described in the Explanatory Statement on or before 30 November 2008 (or such later date as Unicom and Netcom may agree and the High Court may allow), otherwise the Proposals, including the Scheme, will lapse. Assuming that all of the conditions of the Proposals and the Scheme are satisfied or waived, as applicable, it is expected that the Scheme will become effective on or before 31 October 2008.

The ADS Proposal:

•
Each Netcom ADS Holder will be entitled to receive 3.016 new Unicom ADSs for every Netcom ADS in exchange for the cancellation of the Scheme Shares underlying each Netcom ADS (by applying the same Share Exchange Ratio as the Share Proposal); and

•
The ADS Proposal will be conditional upon the Scheme becoming effective. Upon the Scheme becoming effective, Unicom intends to cause Netcom to apply for the delisting of the Netcom ADSs from the New York Stock Exchange.

The Option Proposal:

•
Pursuant to the Option Proposal, which is conditional upon the Scheme becoming effective, Unicom will grant Netcom Optionholders Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options at the Scheme Record Time (whether vested or not) using the formula set out below:

Number of Special Unicom Options = A x BExercise price of each Special Unicom Option = C / A where:

A is the Share Exchange Ratio;

B is the number of outstanding Netcom Options held by a Netcom Optionholder at the Scheme Record Time; and

C is the exercise price of an outstanding Netcom Option held by a Netcom Optionholder at the Scheme Record Time.

The above formula ensures that the value of the Special Unicom Options received by a Netcom Optionholder is equivalent to the See-Through Price of that holder’s outstanding Netcom Options.

Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of Unicom and the listings of the Netcom Shares and the Netcom ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, will be withdrawn.

BACKGROUND AND Approach to our analyses

On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance of the PRC jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector (the “Telecoms Restructuring Announcement”) which stated, among other things, that:

(a)
the PRC government would deepen the reform of the structure of the telecommunications sector and encourage the formation of three market competitors with each having nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities;

(b)	the allocation of telecommunications resources would be further optimised and the competition structure would be improved; and

(c)	three 3G licences would be granted once the contemplated restructuring had been completed.

Due to uncertainties surrounding the telecoms industry restructuring and 3G licence issuance in China, and the difficulties in assessing the impact of 3G on the businesses and operations of the Enlarged Group (after completion of the Proposals and the CDMA Business Disposal), we have only considered 3G and its implications in terms of potential synergies and risks for the Enlarged Group.

On 25 May 2008, in response to the Telecoms Restructuring Announcement, Netcom and Unicom separately announced that they were in discussions regarding a merger. On 2 June 2008, the boards of directors of Netcom and Unicom jointly announced that Unicom formally presented the Proposals to the Board and requested the Board to put forward the Proposals to the Netcom Shareholders for consideration. As such, the Proposals form an integral part of the overall telecoms industry restructuring in China.

On 27 July 2008, Unicom, CUCL (a wholly-owned subsidiary of Unicom) and China Telecom entered into the CDMA Business Disposal Agreement pursuant to which CUCL and Unicom will dispose the CDMA Business to China Telecom for a cash consideration of RMB43.8 billion (subject to adjustment) payable in three instalments. The CDMA Business Disposal is subject to various conditions, including, among other things, (a) the approval of the Unicom Shareholders and the shareholders of Unicom A Share Company for the CDMA Business Disposal, (b) the approval of the independent Unicom Shareholders and the non-affiliated shareholders of Unicom A Share Company for the waiver by CUCL of the option to purchase the CDMA network from Unicom New Horizon and the termination of the Unicom CDMA Lease, (c) the approval of the independent shareholders of China Telecom for the leasing of capacity on the CDMA network by China Telecommunications Corporation to China Telecom,

and (d) the receipt of any other necessary regulatory or corporate approvals for the completion of the CDMA Business Disposal.

In assessing the terms of the Proposals, we have used the Share Exchange Ratio as a principal means to evaluate whether or not the terms of the Proposals are fair and reasonable. Our analyses compare the Share Exchange Ratio by using the public market analysis and the comparable trading companies analysis. There is however a limitation in that such information is either historical or pro forma (given the structural change to the Unicom Group under the CDMA Business Disposal) and does not necessarily reflect how the Enlarged Group (with or without the CDMA Business) would have performed during the period in question. In addition, since the CDMA Business Disposal is a separate and independent transaction from the Proposals and is subject to conditions, we have conducted our analyses under two scenarios as there was no certainty to the completion of the CDMA Business Disposal at the time of issue of this advice letter. The two scenarios are based on the possible outcomes of the CDMA Business Disposal, namely:

(a)               Scenario A — the CDMA Business Disposal will be completed before the Effective Date; and

(b)               Scenario B — the CDMA Business Disposal will not be completed at all.

As noted from paragraph 14 headed “Information on Unicom” in the Explanatory Statement, assuming the approvals of the respective shareholders of Unicom and China Telecom referred to above are obtained and all of the other conditions of the CDMA Business Disposal are satisfied or waived, as applicable, completion of the CDMA Business Disposal will take place on 1 October 2008 (or such other date as the parties thereto may agree) and before the Effective Date.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.           Reasons for and benefits of the proposed merger

Netcom is a leading broadband and fixed-line telecommunications operator in the PRC with service regions covering the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province. In its service regions (mainly the northern part of China), Netcom provides fixed-line voice and value-added services, broadband and other Internet-related services, information and communications technology services, business and data communications services and advertising and media services.

The mobile voice services market in China is growing rapidly while the traditional fixed-line voice services market is declining in the competitive telecommunications landscape. The substitution of fixed-line voice services by mobile voice services has accelerated in 2007. As demonstrated from Table 1 below, the subscriber numbers for mobile telephony has been growing compared to declining subscriber numbers for fixed-line.

Table 1 — Subscriber numbers
	As at 31 December
	2007	2006	2005
	(million)	(million)	(million)
Fixed line subscribers
Netcom	110.8	114.0	114.7
Growth	-2.8%	-0.6%	6.6%
China Telecom	220.3	223.0	210.1
Growth	-1.2%	6.1%	12.6%

Mobile subscribers
Unicom (GSM)	120.6	106.9	95.9
Growth	12.8%	11.5%	n.a.[1]
Unicom (CDMA)	41.9	37.3	33.5
Growth	12.3%	11.3%	n.a.[1]
China Mobile (Hong Kong) Limited (“China Mobile”)	369.3	301.2	246.7
Growth	22.6%	22.1%	20.8%

Source:	Annual reports of the respective companies and Form 20-Fs filed by Netcom and Unicom with the SEC for the fiscal year ended 31 December 2007

Notes:

1.	The respective numbers of Unicom GSM and CDMA subscribers as at 31 December 2004 are not publicly available and the respective growth rates for

2005 are therefore not available.

2.
China Tietong Telecommunication Corporation (“China Tietong”) is not included in Table 1 above since it is not listed and has limited public information available. According to its website, China Tietong’s number of fixed-line subscribers in 2006 was approximately 18.2 million.

The recent financial performance of Netcom, as discussed in paragraph 2 headed “Business and financial performance — The Netcom Group — Financial performance” below, illustrates the difficult operating environment Netcom faces as a standalone fixed-line operator. These developments are expected to continue to affect the growth prospects for fixed-line telephony products within Netcom’s service regions. Recognising this, Netcom has been investing to provide broadband and information and communication technologies (“ICT”) services using its network, as these are growing industry segments which may counter the erosion of its traditional fixed-line voice revenues. Furthermore, as noted from the Chairman’s Statement in Netcom’s annual report for the year ended 31 December 2007, Netcom stated that it will “persevere in the pursuit of licenses for mobile services and IPTV services which will pave the way for the Company to become a comprehensive “broadband communications and multimedia service provider””. Considering the above and taking into account that the Proposals offer Netcom immediate access to a mobile platform with an existing network, sales and distribution channel as well as approximately 120.6 million GSM accounts as at 31 December 2007, the Proposals (being an integral part of the overall telecoms industry restructuring in China) appear to be in line with the business direction and objectives stated by the management of Netcom. We believe an entry into the mobile market through the Proposals would address Netcom’s needs more effectively than obtaining a greenfield mobile licence which in any case would appear challenging given the PRC government’s plan as described in the Telecoms Restructuring Announcement.

As stated in the Explanatory Statement, the management of Unicom and Netcom believe that there are strong commercial reasons for the proposed merger. As noted from paragraph 6 headed “Reasons for and benefits of the proposed merger” in the Explanatory Statement, after the proposed merger, the Enlarged Group is expected to take steps to establish a leading position in the 3G wireless industry, integrate its wireless and fixed-line businesses, and build a strong market position in the 10 provinces in Northern China where the Netcom Group has operations, which is expected to enhance the Enlarged Group’s brand recognition and increase its overall competitiveness, business scale and shareholder value. The directors of Unicom and Netcom believe that through effective integration, synergies of the proposed merger will be realised gradually after completion of the Proposals and the CDMA Business Disposal. We have discussed the anticipated synergies with representatives of Unicom and Netcom and set out below is a summary of our comments in this regard (please also refer to paragraph 6 headed “Reasons for and benefits of the proposed merger” in the Explanatory Statement for details of the anticipated synergies and paragraph 7 headed “Business strategies of the Enlarged Group” in the Explanatory Statement for details of the business strategies of the Enlarged Group):

(a)      Provide a full spectrum of telecommunications services

We agree with the rationale presented in the Explanatory Statement that by consolidating its businesses and underlying supporting systems, the Enlarged Group should be in a position to provide integrated and customised telecommunications services and products that address the different needs of its diverse customer base.

Moreover, according to the Explanatory Statement, a combination of the two companies’ respective resources and expertise in the wireless and fixed-line businesses can enhance the Enlarged Group’s innovation capabilities. We regard the potential for new products and services innovation as well as the customer demand for such products as reasonable.

(b)      Reinforce brand recognition and market position

It is reasonable to believe that the proposed merger would place the Enlarged Group in a position to secure a 3G licence, and hence provide the Enlarged Group with a means of providing high-quality value-added data and mobile entertainment services. It is further possible, though uncertain, that these additional data and entertainment services could help maintain wireless average revenue per user (“ARPU”) at a stable level and strengthen the brand recognition of the Enlarged Group.

Based on the subscriber base as at 30 June 2008, Unicom had approximately 128 million GSM users whilst Netcom had approximately 109 million fixed-line users and approximately 23.36 million broadband users. The management of Unicom and Netcom believe that the provision of 3G services and the combination of the Unicom and Netcom subscriber bases may result in an enhanced brand recognition, market perception, and economies of scale.

While it is unclear how the combination of the two subscriber bases per se can directly translate into foreseeable growth, we believe it is reasonable for the management of Unicom and Netcom to target a reduction of customer churn and increased market share via bundling and cross-selling products. The provision of technologically more advanced 3G products and the marketing of the Enlarged Group’s brand across an enlarged customer base may also lead to an increase in the recognition and quality perception of the Enlarged Group’s products and services and thereby potentially help to improve customer retention.

(c)      Multi-faceted resource sharing

It is highlighted in the Explanatory Statement that the Enlarged Group might be able to take advantage of multi-faceted resource sharing, in particular through its combined client, sales and marketing, procurement, and network.

As mentioned in (b) above, it is reasonable to believe that cross-selling and bundling opportunities can be used to try to improve customer retention and market share improvement. This could potentially be executed more effectively by a rationalised and more fully-controlled sales and distribution network which is less dependent on agency channels. However, the extent of cost synergies may become limited if there is an overlap of stores and potential re-branding expenses, which have to be taken into account when examining potentially reduced marketing expenditures from the promotion of a single brand. As noted in the Explanatory Statement, the Enlarged Group is expected to benefit from strengthened bargaining power with its suppliers and reduced procurement costs. The Explanatory Statement states the Enlarged Group will consolidate its major supplier resources. If there are or can be common suppliers to Netcom and Unicom for the provision of both companies’ respective services, it is reasonable to assume that the proposed merger could drive economies of scale and synergies in procurement. However, the extent to which this is feasible, both in terms of common suppliers and existing contracts, is currently uncertain. It is possible that additional benefits may derive for Unicom’s wireless business from access to Netcom’s fixed-line network by improving transmission and termination costs. However, the ability to realise these synergies is highly uncertain. Furthermore, even if realisable, the benefits and cost savings identified by the management of Unicom and Netcom may however be limited to the extent that Netcom is not a national operator and certain scale economies may therefore occur only within Netcom’s regional footprint. It follows that we believe there are reasonable grounds for synergies to result from a combination of resources as outlined in the Explanatory Statement.

(d)      Enhanced human capital

In accordance with the Explanatory Statement, we concur that the proposed merger could create a pool of skilled professionals with expertise in wireless, fixed-line and broadband products and services and thereby create a potential opportunity for mutually beneficial knowledge-transfers. It is possible that potential further cost synergies may derive from a repositioning of some back-office headcounts to other key business areas such as marketing and sales and that a combined human resource pool better meets the development needs of the Enlarged Group as well as of each employee.

(e)      Optimised capital structure with enhanced financing capacity

The proposed merger should reduce the relative leverage of the Enlarged Group compared to Netcom’s current capital structure and the CDMA Business Disposal should further reduce the Enlarged Group’s relative leverage in comparison to Netcom’s current stand-alone capital structure.

Whilst it is not possible for us to fully comment on the anticipated synergies as expected by the management of Unicom and Netcom in the absence of a detailed implementation plan and timetable which we understand is being formulated and deliberated, we in-principle concur that the anticipated synergies as set out in the Explanatory Statement are feasible. The management of Unicom and Netcom do not expect the benefits as set out in the Explanatory Statement would be materially adversely affected if the proposed CDMA Business Disposal is not completed.

Netcom Shareholders should note that any synergies would likely only be realised upon the completion of the Proposals and potentially after a successful and timely post-merger integration of Netcom’s and Unicom’s operations. Netcom Shareholders should also note that there are substantial execution risks associated with the implementation of a post-merger integration of the two businesses and that as a result of the Proposals and the transformation of Netcom into an integrated full-service operator, Netcom Shareholders will have exposure to the Enlarged Group with a very different risk profile to that of Netcom today. Please refer to paragraph 6 headed “Risk profile” below for our assessment of the new risks profile of the Enlarged Group and paragraph 16 headed “Risk factors” in the Explanatory Statement for details.

2.        Business and financial performance

(a)       The Netcom Group

(i)       Business

Netcom is a provider of fixed-line telephone services, broadband, other Internet-related services, and business and data communications services in 10 northern municipalities, provinces and autonomous region in the PRC. Netcom’s principal services includes fixed-line voice and value-added services, including local, domestic long distance, international long distance and fixed-line value added services; broadband and other Internet-related services, including access services like X digital subscriber line (“XDSL”), local area network (“LAN”), dialup, wireless, as well as broadband content and applications services; ICT services, including information technology (“IT”) and communication technology (“CT”) based integrated solutions. Netcom has a dominant position in its market with approximately 90.4% of the fixed-line market share and 88.9% of the broadband market share in its service region as at 31 December 2007.

(ii)      Financial performance

The following is a summary of the audited consolidated income statements of the Netcom Group’s continuing operations for the three years ended 31 December 2007.

Table 2 — Summary of audited consolidated income statement

	For the year ended 31 December
	2007	2006	2005
		(Restated)	(Restated)
	(RMB million)	(RMB million)	(RMB million)

Revenue	84,005	84,194	83,927

Operating expenses	(66,739)	(64,643)	(62,868)

Other income	1,221	621	—
Interest income	113	135	134
Dividend income	—	—	29
Deficit on revaluation of fixed assets	—	(1,335)	—
Finance costs	(3,333)	(3,767)	(3,346)

Profit before taxation	15,267	15,205	17,876
Taxation	(3,796)	(3,727)	(3,526)

Profit for the year from continuing operations	11,471	11,478	14,350

Earnings per Netcom Share from continuing operations attributable to the Netcom Shareholders (RMB)
Basic	1.72	1.74	2.18
Diluted	1.70	1.72	2.17

Dividend per Netcom Share (HK$)	0.592	0.553	0.466

Source: Annual report of Netcom for the year ended 31 December 2007

Revenue

The Netcom Group’s revenues have been relatively flat over the past three years ended 31 December 2007 despite holding a continued dominant position in its market. Table 3 below sets out a breakdown of the Netcom Group’s revenue for the three years ended 31 December 2007.

Table 3 — Revenue breakdown
	For the year ended 31 December
	2007		2006		2005
			(Restated)		(Restated)
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)

Fixed-line telephone services	59,226	70.5%	66,462	78.9%	69,729	83.1%
Broadband services	13,835	16.5%	9,916	11.8%	7,289	8.7%
Other Internet-related services	532	0.6%	516	0.6%	556	0.7%
Managed data services	1,284	1.5%	1,413	1.7%	1,621	1.9%
Leased line income	2,521	3.0%	2,540	3.0%	2,376	2.8%
ICT services	3,990	4.8%	855	1.0%	186	0.2%
Other services	2,617	3.1%	2,492	3.0%	2,170	2.6%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	84,005	100.0%	84,194	100.0%	83,927	100.0%
	=============	=============	=============	=============	=============	=============

Source: Annual report of Netcom for the year ended 31 December 2007

Revenues of the Netcom Group increased slightly from approximately RMB83,927 million for the year ended 31 December 2005 to approximately RMB84,005 million for the year ended 31 December 2007 and revenue from fixed-line telephone services segment remained as the major revenue contributor.

However, intensification of migration from fixed-line to mobile communications has resulted in negative growth in the Netcom Group’s fixed-line subscriber base from approximately 114.7 million subscribers in 2005 to approximately 110.8 million subscribers in 2007 which in turn led to lower volume of usage, downward adjustment of realised tariff and overall decline in revenue from the fixed-line telephone services segment to approximately RMB59,226 million for the year ended 31 December 2007 (2006: RMB66,462 million and 2005: RMB69,729 million).

The decline was partially offset by the strong growth in revenue from broadband and ICT services which increased from approximately RMB7,475 million for the year ended 31 December 2005 to approximately RMB17,825 million for the year ended 31 December 2007 (representing a compound annual growth rate (“CAGR”) of approximately 54.4%). The growth in revenue from the broadband services was largely attributable to the increase in the number of broadband subscribers from approximately 11.0 million subscribers in 2005 to approximately 19.8 million subscribers in 2007 (representing a CAGR of approximately 34.2%) and sustained growth in ARPU. The growth in revenue from the ICT service was largely due to strengthening capability to provide total solutions to large corporations and government which resulted in increase in the number of contracts signed. Contribution from the broadband and ICT services accounted for approximately 21.3% of the revenue of the Netcom Group for the year ended 31 December 2007 (2006: 12.8% and 2005: 8.9%) as a result of efforts put into the development of innovative businesses by the Netcom Group.

The unaudited revenue of the Netcom Group for the three months ended 31 March 2008 was approximately RMB20,487 million.

Other income

For the years ended 31 December 2006 and 2007, approximately RMB621 million and RMB1,221 million were recorded respectively as other income to reflect the subsidy income for reinvesting the profit distributions received from a subsidiary in the PRC to that subsidiary.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) and EBITDA margin

EBITDA of the Netcom Group amounted to approximately RMB45,387 million, RMB45,085 million and RMB43,982 million for the years ended 31 December 2005, 2006 and 2007, respectively. The decline was due to increase in operating expenses from approximately RMB62,868 million for the year ended 31 December 2005 to RMB64,643 million in 2006 to RMB66,739 million in 2007. EBITDA margins were approximately 54.1%, 53.5% and 52.4% for the years ended 31 December 2005, 2006 and 2007, respectively (EBITDA of the Netcom Group is defined as earnings before interest income, finance costs, taxation, depreciation, amortisation, dividend income and deficit on revaluation of fixed assets).

If excluding the effect of the other income (being a non-recurring item), the adjusted EBITDA would amount to approximately RMB45,387 million, RMB44,464 million and RMB42,761 million for the years ended 31 December 2005, 2006 and 2007, respectively. The adjusted EBITDA margins were approximately 54.1%, 52.8% and 50.9% for the years ended 31 December 2005, 2006 and 2007, respectively.

Net profit from continuing operations and net profit margin

Net profit from continuing operations amounted to approximately RMB14,350 million, RMB11,478 million and RMB11,471 million for the years ended 31 December 2005, 2006 and 2007, respectively. The main reason for the decrease in net profit in 2006 when compared to 2005 was that a deficit on revaluation of fixed assets of approximately RMB1,335 million was recognised as an expense in 2006. Net profit margins were approximately 17.1%, 13.6% and 13.7% for the years ended 31 December 2005, 2006 and 2007, respectively.

If excluding the effect of the other income, the adjusted net profit would amount to approximately RMB14,350 million, RMB10,857 million and RMB10,250 million for the years ended 31 December 2005, 2006 and 2007, respectively. The adjusted net profit margins would be approximately 17.1%, 12.9% and 12.2% for the years ended 31 December 2005, 2006 and 2007, respectively.

Indebtedness

Total debt of the Netcom Group was approximately RMB82,130 million, RMB79,154 million and RMB61,726 million as at 31 December 2005, 2006 and 2007, respectively. The reduction in debt was mainly due to repayment of debts by using the Netcom Group’s free cash-flow and proceeds from the disposal of assets, liabilities and operations of telecommunications in the branches in Guangdong Province and Shanghai Municipality in the PRC by a wholly-owned subsidiary of Netcom (namely China Netcom (Group) Company Limited). Net debt of the Netcom Group was approximately RMB77,065 million, RMB71,426 million and RMB56,331 million as at 31 December 2005, 2006 and 2007, respectively. The net gearing ratio (calculated by dividing net debt by shareholder’s equity) reduced from approximately 121.8% as at 31 December 2005 to approximately 96.3% as at 31 December 2006 and further to approximately 68.7% as at 31 December 2007.

(iii)    Future prospects

Netcom’s prospects as a stand-alone fixed-line operator will depend on its ability to stabilise revenue from fixed-line services and on its ability to position Netcom as a leading provider of growing broadband and ICT services.

This trend of fixed-to-mobile substitution will potentially accelerate with mobile calling tariffs already approaching fixed-line tariffs. Despite the fact that mobile telecommunications operators accounted for 90.3% of the net increase in the revenue of the telecommunications industry, mobile penetration in the PRC of 40.0% at the end of the year 2007 is still significantly below penetration levels in many other developed countries, where penetration levels have reached over 100% for some countries (Source: Mobile World Database).

Netcom also has the opportunity to benefit from the growing demand for broadband services and ICT solutions by residential and business customers, respectively. During 2007, the number of Internet users in the PRC increased by approximately 53.3% to 210 million according to the annual report of Netcom for the year ended 31 December 2007. Demand continues to grow in China, and increasingly so among younger, low-income and rural households. Netcom has the opportunity to increase ARPU and profit margins by meeting the demand for new content offerings and applications as part of its stated strategic aim of transforming into a broadband communications and multimedia services provider. However, as next generation mobile technologies become available at competitive prices, some of these benefits may be eroded by mobile broadband offerings gaining market share as for example experienced in some 3G-enabled countries. Netcom also has established a long-term goal of becoming “one of China’s leading ICT service providers as well as a network information specialist for government and corporate customers”. The implementation of an effective ICT strategy could enhance Netcom’s growth profile by benefiting from increasing demand for outsourced data services such as corporate network operations and server capacities.

(b)      The Unicom Group

(i)      Business

Unicom, through its subsidiaries, is principally engaged in GSM and CDMA cellular businesses in 31 provinces, municipalities and autonomous regions in the PRC, the provision of international and domestic long distance calls, data and Internet services and other related telecommunications value-added businesses. Unicom also operates certain CDMA mobile communications business in the Macau Special Administrative Region. As at 31 December 2007, Unicom had a total of approximately 162.5 million subscribers for its GSM and CDMA cellular businesses, representing an annual growth rate of approximately 12.7% and a market share in the service areas of approximately 29.7%. The total number of GSM subscribers and CDMA subscribers were approximately 120.6 million and 41.9 million, respectively.

(ii)     Financial performance

The following is a summary of the audited consolidated income statements of the Unicom Group for the three years ended 31 December 2007.

Table 4 — Summary of audited consolidated income statement

	For the year ended 31 December
	2007	2006	2005
		(Restated)	(Restated)
	(RMB million)	(RMB million)	(RMB million)

Revenue	99,539	95,348	88,038
Operating costs and expenses	(83,906)	(81,492)	(77,306)
Cost of telecommunications products sold	(5,032)	(4,915)	(3,674)
Realised/unrealised loss on changes in fairvalue of derivative component ofconvertible bonds	(569)	(2,397)	—
Other gains	2,923	21	35

Profit before taxation	12,955	6,565	7,093
Income tax expenses	(3,654)	(2,764)	(2,170)

Profit for the year	9,301	3,801	4,923
Attributable to:
Equity holders of Unicom	9,300	3,801	4,923
Minority interest	1	—	—

Earnings per Unicom Share for profitattributable to the equity holders ofUnicom (RMB)
Basic	0.713	0.302	0.392
Diluted	0.707	0.300	0.390

Dividend per Unicom Share (RMB)	0.20	0.18	0.11

Source: Annual report of Unicom for the year ended 31 December 2007

Revenue

The Unicom Group’s revenue has been growing steadily over the past three years ended 31 December 2007 mainly driven by the increase in its GSM cellular business. Table 5 below sets out a breakdown of the Unicom Group’s revenue for the three years ended 31 December 2007.

Table 5 — Revenue breakdown
	For the year ended 31 December
	2007		2006		2005
				(Restated)	(Restated)
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)

GSM business	62,775	63.1%	59,882	62.8%	52,618	59.8%
CDMA Business	27,730	27.9%	27,877	29.2%	28,089	31.9%
Data and Internetbusiness	2,626	2.6%	2,320	2.4%	3,000	3.4%
Long distance business	1,508	1.5%	1,015	1.1%	1,472	1.7%
Sales of telecommunications products	4,900	4.9%	4,254	4.5%	2,859	3.2%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	99,539	100.0%	95,348	100.0%	88,038	100.0%
	============	============	============	============	============	============

Source: Annual report of Unicom for the year ended 31 December 2007

Revenues of the Unicom Group increased from approximately RMB88,038 million for the year ended 31 December 2005 to approximately RMB99,539 million for the year ended 31 December 2007 primarily due to revenue growth in its GSM business.

Revenue from Unicom’s GSM cellular business increased from approximately RMB52,618 million for the year ended 31 December 2005 to approximately RMB62,775 million for the year ended 31 December 2007 (representing a CAGR of approximately 9.2%). The increase was mainly due to increase in the number of subscribers, growth in minutes of usage and revenue from GSM value-added services.

For the same period, revenue from Unicom’s CDMA Business declined slightly from approximately RMB28,089 million for the year ended 31 December 2005 to approximately RMB27,730 million for the year ended 31 December 2007 despite increase in the number of subscribers. The decline was mainly caused by the ARPU of mass market customers being relatively low and the revenue from the existing high-end customers was also significantly affected as a result of tariff reduction caused by the implementation of the new “Calling-Party-Pays” tariff policy.

The number of GSM subscribers increased from approximately 95.9 million subscribers in 2005 to approximately 120.6 million subscribers in 2007 (representing a CAGR of approximately 12.1%) while the number of CDMA subscribers increased from approximately 33.5 million subscribers in 2005 to approximately 41.9 million subscribers in 2007 (representing a CAGR of approximately 11.8%). Revenue from sales of telecommunication products relating to the CDMA Business increased to approximately RMB4,900 million (2006: RMB4,254 million and 2005: RMB2,859 million) mainly due to the increase of CDMA subscribers during the same period.

The unaudited revenue of the Unicom Group for the three months ended 31 March 2008 was approximately RMB25,489 million, representing an increase of approximately 5.6% from the unaudited revenue of approximately RMB24,126 million for the three months ended 31 March 2007.

Unrealised loss on changes in fair value of derivative component of convertible bonds

The Unicom Group recorded unrealised losses on changes in fair value of derivative component of convertible bonds of approximately RMB2,397 million and RMB569 million in each of the years ended 31 December 2006 and 2007, respectively. Convertible bonds in an aggregate principal amount of US$1,000 million were issued to SK Telecom on 5 July 2006 and fully converted on 20 August 2007.

Other gains

Unicom recorded other gains of approximately RMB35 million, RMB21 million and RMB2,923 million for each of the years ended 31 December 2005, 2006 and 2007. During 2007, Unicom reinvested the undistributed profits into a subsidiary and was granted a refund on a portion of the taxes previously paid by the subsidiary amounted to approximately RMB2,781 million. Such refund was recorded as part of the other gains for the year ended 31 December 2007.

EBITDA and EBITDA margin

EBITDA of the Unicom Group amounted to approximately RMB28,760 million, RMB29,648 million and RMB35,359 million for the years ended 31 December 2005, 2006 and 2007, respectively. EBITDA margins were approximately 32.7%, 31.1% and 35.5% for the years ended 31 December 2005, 2006 and 2007, respectively (EBITDA of the Unicom Group is defined as earnings before finance gains/(costs), interest income, taxation, depreciation and amortisation).

If excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds and other gains from tax refund (both being non-recurring items), the adjusted EBITDA would amount to approximately RMB28,760 million, RMB32,045 million and RMB33,147 million for the years ended 31 December 2005, 2006 and 2007. The adjusted EBITDA margin was maintained at similar level at approximately 32.7%, 33.6% and 33.3% for the years ended 31 December 2005, 2006 and 2007, respectively.

EBITDA margin for the GSM business were approximately 48.8%, 44.6% and 44.5% for the years ended 31 December 2005, 2006 and 2007, respectively and the EBITDA margin for the CDMA Business were approximately 1.5%, 5.7% and 5.6% for the years ended 31 December 2005, 2006 and 2007, respectively.

Net profit and net profit margin

Net profit of the Unicom Group amounted to approximately RMB4,923 million, RMB3,801 million and RMB9,301 million for the years ended 31 December 2005, 2006 and 2007, respectively. The increase in net profit from 2005 to 2007 was mainly due to the same reason as the increase in revenue as stated above. In addition, the net profits for the years ended 31 December 2006 and 2007 were impacted by the recognition of the unrealised loss on changes in fair value of derivative component of convertible bonds as stated above. Net profit margins were approximately 5.6%, 4.0% and 9.3 % for the years ended 31 December 2005, 2006 and 2007, respectively.

If excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds and other gains from tax refund, the adjusted net profit would amount to approximately RMB4,923 million, RMB6,198 million and RMB7,089 million for the years ended 31 December 2005, 2006 and 2007. The adjusted net profit margins were approximately 5.6%, 6.5% and 7.1 % for the years ended 31 December 2005, 2006 and 2007, respectively.

The unaudited net profit of the Unicom Group for the three months ended 31 March 2008 was approximately RMB2,023 million, representing an increase of approximately 1.6% from the unaudited net profit of approximately RMB1,991 million for the three months ended 31 March 2007.

Indebtedness

According to the annual report of Unicom for the year ended 31 December 2007, the total interest-bearing debt for the Unicom Group were approximately RMB25,646 million and RMB3,858 million as at 31 December 2006 and 2007, respectively. According to Appendix II to the Explanatory Statement, the total interest-bearing debt was approximately RMB35,042 million as at 31 December 2005. The reduction in debt in 2007 was primarily due to the conversion of US$1,000 million worth of convertible bonds into Unicom Shares by SK Telecom and the repayment of an aggregate of approximately RMB10,961 million of short-term bonds and long-term bank loans by Unicom. As a result, the Unicom Group was at a net cash position as at 31 December 2007. Net debt for the Unicom Group was approximately RMB13,207 million as at 31 December 2006 and the net gearing ratio was approximately 16.5% as at 31 December 2006. (Note: Information to calculate the gearing ratio as at 31 December 2005 is not publicly available.)

(iii)    Future prospects

On 27 July 2008, Unicom, CUCL (a wholly-owned subsidiary of Unicom) and China Telecom entered into the CDMA Business Disposal Agreement pursuant to which CUCL and Unicom will dispose of the CDMA Business. It is noted from the announcement issued by Unicom in connection with the CDMA Business Disposal dated 28 July 2008 that, in the interest of reducing the complexity facing Unicom’s operations and management, and deploying resources to enhance focus on the development of Unicom’s GSM business and relevant brands so as to maximise the shareholder value and return on investment, the Unicom Directors proposed the CDMA Business Disposal. The Unicom Directors also believe that the CDMA Business Disposal can better focus Unicom’s financial and operational resources on the enhancement of its GSM business and the future development of 3G services and better position the Enlarged Group (after completion of the proposed merger) to execute a balanced business development plan, to enhance its long term competitiveness, and to achieve a more distinct strategic positioning.

Upon completion of the CDMA Business Disposal, Unicom expects to realise an estimated gain before tax of approximately RMB37.56 billion under HKFRS.

In connection with the CDMA Business Disposal, in order to optimise the allocation of resources, to avoid duplication, to facilitate management and to enhance the efficiency of the operation of the integrated assets, CUCL and China Telecommunications Corporation plan to swap certain assets with each other based on the principle of equality and reciprocity and in accordance with applicable regulatory requirements.

In the event that the CDMA Business Disposal does not proceed, Unicom will continue to operate and manage both the GSM and the CDMA cellular businesses. In both scenarios (i.e. with and without the CDMA Business Disposal), Unicom (after the proposed merger) is set to benefit from the continuing trend of fixed-to-mobile substitution in China and the expected increase in mobile penetration from approximately 40.0% at the end of the year 2007 compared to penetration rates of above 100% in other more developed countries.

Unicom stated that it intends to increase projected subscriber growth by expanding more into rural areas and by improving the quality and capacity of its GSM network. Unicom’s further capital expenditure investments in infrastructure and technology could offer the opportunity to maintain and potentially increase Unicom’s mobile market share. Unicom’s focus on a potential 3G network upgrade has the potential to add incremental ARPU through the ability to offer improved value-added services. The launch of 3G by Unicom could also potentially improve Unicom’s competitive position within the telecommunications industry in China as 3G represents a new basis for competition in terms of network strength and service differentiation. However, it should be noted that any competitive advantage for Unicom would likely depend on the successful completion of the CDMA Business Disposal, the Proposals, the overall telecoms industry restructuring, Unicom receiving a 3G licence, and the technology, conditions and obligations associated with a 3G licence, if awarded, and the nature of any 3G licences awarded to Unicom’s competitors.

Unicom has established separate operating units for the GSM and CDMA operations in 2007. If the CDMA Business Disposal does not materialise, it remains unclear as to whether the implemented corporate structure continues to be optimal and to what extent the management wishes to divert resources from its current focus on GSM back to the CDMA operations.

Please refer to paragraph 14 headed “Information on Unicom” in the Explanatory Statement for further details.

(c)       The Enlarged Group

      Table 6 below sets out the proportions of some key historical financials for the year ended 31 December 2007 contributed by the Netcom Group and the Unicom Group, respectively, compared to the proportion of the equity of the Enlarged Group allocated to the Netcom Shareholders under two scenarios. The table below should be read in conjunction with the “Unaudited pro forma consolidated financial information on the Enlarged Group” set out in Appendix III to the Explanatory Statement.

Table 6 — Contribution analysis
Scenario A — the CDMA Business Disposal will be completed before the Effective Date

	Netcom Group[1]		Unicom Group		Pro forma adjustments[2]		Enlarged Group
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)

Revenue	84,081	55.84%	67,673	44.94%	(1,178)	(0.78)%	150,576	100.00%
EBITDA	42,761[3]	58.06%	31,212[4]	42.38%	(320)	(0.44)%	73,653	100.00%
Net profit	10,250[3]	63.18%	6,292[4]	38.79%	(320)	(1.97)%	16,222	100.00%
Net asset value	82,052	40.24%	122,175	59.92%	(320)	(0.16)%	203,907	100.00%
Net debt/(cash)	56,331	n.m.	(31,288)	n.m.	—	—	25,043	n.m.
Equity holdings on the Effective Date[5] (Shares)	10,102,389,377	42.51%	13,664,951,945	57.49%	—	—	23,767,341,322	100.00%

Scenario B — the CDMA Business Disposal will not be completed at all

	Netcom Group[1]		Unicom Group		Pro forma adjustments[6]		Enlarged Group
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)

Revenue	84,081	46.19%	99,539	54.68%	(1,579)	(0.87)%	182,041	100.00%
EBITDA	42,761[3]	56.57%	33,147[4]	43.85%	(320)	(0.42)%	75,588	100.00%
Net profit	10,250[3]	60.23%	7,089[4]	41.65%	(320)	(1.88)%	17,019	100.00%
Net asset value	82,052	45.85%	97,213	54.33%	(320)	(0.18)%	178,945	100.00%
Net debt/(cash)	56,331	n.m.	(3,462)	n.m.	—	—	52,869	n.m.
Equity holdings on the Effective Date[5] (Shares)	10,102,389,377	42.51%	13,664,951,945	57.49%	—	—	23,767,341,322	100.00%

Source: Appendix III to the Explanatory Statement and Rothschild analyses

Notes:

1.	The financials of the continuing operations of the Netcom Group only.

2.	Please refer to note 4 to the “Unaudited pro forma consolidated financial information on the Enlarged Group” set out in Appendix III to the Explanatory Statement.

3.
The EBITDA and net profit from continuing operations of the Netcom Group have been adjusted to exclude the other income relating to subsidy income received from reinvestment of the profit distributions received from a subsidiary in the PRC to that subsidiary of approximately RMB1,221 million for the year ended 31 December 2007.

4.
The EBITDA and net profit of the Unicom Group have been adjusted to exclude the unrealised loss on changes in fair value of derivative component of convertible bonds of approximately RMB569 million and the other gains from tax refund on reinvestment in a subsidiary of approximately RMB2,781 million for the year ended 31 December 2007 and do not include gain from the CDMA Business Disposal.

5.
The shareholding in the Enlarged Group is extracted from paragraph 11 of the Explanatory Statement assuming the Scheme becomes effective and none of the outstanding Netcom Options had been exercised. The number of Netcom Shares shown in this table is the number of new Unicom Share assumed to be issued pursuant to the Share Proposal (i.e. 6,699,197,200 Netcom Shares in issue as at the Latest Practicable Date multiplied by the Share Exchange Ratio).

6.	Please refer to note 5 to the “Unaudited pro forma consolidated financial information on the Enlarged Group” set out in Appendix III to the Explanatory Statement.

7.	n.m. denotes not meaningful.

Under Scenario A, Unicom would realise an estimated one-off gain from the CDMA Business Disposal which in turn would lead to a substantial enhancement in net profit attributable to the Netcom Shareholders as a whole. However, Netcom Shareholders should note that such gain is one-off in nature and if such gain were excluded, the Netcom Group would, as illustrated in Table 6 above, contribute over 50% of revenue, EBITDA and net profit to the Enlarged Group under both scenarios (except that the Netcom Group would contribute approximately 46.19% of revenue to the Enlarged Group under Scenario B) whilst the Netcom Shareholders would get approximately 42.51% of the equity of the Enlarged Group. This implies that the Proposals (under both scenarios) would result in a dilution in the revenue, EBITDA and net profit attributable to the Netcom Shareholders on a pro forma basis. We believe the dilution to be acceptable after considering the following:

(i)
following the telecoms industry restructuring as contemplated in the Telecoms Restructuring Announcement, it is envisaged that there will be three main telecommunications operators (of which Unicom (post-merger) will be one of them) with more comparable resources, strength and scale, and with capability to offer full telecommunications services which, in turn, is expected to lead to a more balanced competitive environment and better resource allocation within China’s telecommunications industry. The expected issuance of 3G licences should result in new opportunities for Unicom and other telecommunications operators;

(ii)
Netcom’s operational and financial performance in recent years has been affected by increasingly rapid mobile substitution. An entry into the mobile market through the Proposals should address Netcom’s needs effectively and is in line with the stated business direction and objectives of Netcom;

(iii)
the synergies anticipated from the proposed merger (as set out in paragraph 6 headed “Reasons for and benefits of the proposed merger” in the Explanatory Statement) are not reflected in the historical pro forma consolidated financials of the Enlarged Group. Factoring in the synergies anticipated from the proposed merger, the Enlarged Group should lead to greater growth opportunities for the Netcom Shareholders than Netcom would offer as a standalone entity in its current structure;

(iv)
as at 31 December 2007, the Netcom Group had net debt of approximately RMB56,331 million whilst the Unicom Group had net cash of approximately RMB3,462 million. The gearing position of the Enlarged Group should, therefore, reduce as a result of the Proposals (although in a much greater extent under Scenario A since the Unicom Group will receive cash proceeds of RMB43.8 billion from the CDMA Business Disposal).

3.           Analysis of the Share Exchange Ratio

(a)      Public market analysis

      The Share Proposal is an all-share transaction with no cash alternative. As the market value of the Unicom Shares and the Netcom Shares vary according to their trading price performance, we have analysed the historical exchange ratio by dividing the closing share price of the Netcom Shares with the closing share price of the Unicom Shares on a daily basis over the period from 24 May 2007 (being the day which is one year prior to the Last Trading Date) up to and including the Last Trading Date (the “One-Year Period”) and up to and including the Latest Practicable Date (see Chart 7 below). We have compared the prices from 24 May 2007 and up to and including the Latest Practicable Date as we consider that it would better reflect the prevailing market indication of the underlying value of the Netcom Shares and the Unicom Shares. The Share Exchange Ratio is higher than the One-Year Period average historical exchange ratio of approximately 1.437 times.

Chart 7 — Historical exchange ratio

Source: Bloomberg

      Table 8 below shows the premium/discount and change in capital value on a per share basis based on the Share Exchange Ratio when compared to historical prices of the Netcom Shares and the Unicom Shares during the One-Year Period.

Table 8 — Premium/discount and change in capital value based on the Share Exchange Ratio

One year prior to the Last Trading Date (i.e.the One-Year Period)	Netcom Share price	Unicom Share price	Historical exchange ratio[1]	Premium/ (discount) of the Share Exchange Ratio over/to the historical exchange ratio	Implied Netcom Share price[2]	Increase

30-day[3]	HK$23.77	HK$16.72	1.422 times	6.0%	HK$25.21	HK$1.44
60-day[3]	HK$23.33	HK$16.88	1.382 times	9.1%	HK$25.46	HK$2.13
90-day[3]	HK$23.56	HK$17.25	1.366 times	10.4%	HK$26.01	HK$2.45
120-day[3]	HK$23.59	HK$17.03	1.385 times	8.9%	HK$25.68	HK$2.09
Simple average				8.6%		HK$2.03

Source of closing prices: Bloomberg

Notes:

1.           Closing price of the Netcom Shares divided by the closing price of the Unicom Shares.

2.           Closing price of the Unicom Shares multiplied by the Share Exchange Ratio.

3.           Average closing price for the 30, 60, 90 and 120 trading days immediately prior to and including the Last Trading Date.

      The prices of the Netcom Shares and the Unicom Shares are largely linked to the Share Exchange Ratio after the Announcement. The exchange ratio based on the closing prices on the Latest Practicable Date was approximately 1.488 times. Based on Table 8 above, the Share Exchange Ratio is at approximately 8.6% premium (or an increase of approximately HK$2.03 in capital value on a per share basis) over the historical exchange ratio over the One-Year Period.

      Chart 9 below shows the daily closing prices of the Netcom Shares and the Netcom ADSs from 24 May 2005 and up to and including the Latest Practicable Date.

Chart 9 — Daily closing prices of the Netcom Shares and the Netcom ADSs

Source: Bloomberg

Note:
Each Netcom ADS represents 20 Netcom Shares. The closing prices of the Netcom ADSs as shown in Chart 9 above have been divided by 20 to derive the closing prices on a per Netcom Share basis and converted from US$ into HK$ by using an exchange rate of HK$7.80 for every US$1.

Since the transacted prices of the Netcom ADS (as illustrated by Chart 9 above) do not differ significantly from the Netcom Shares, we are of the view that the prices of the Netcom ADS are fully represented by those of the Netcom Shares, and vice versa. As such, we have not conducted separate analyses on the ADS Proposal.

Chart 10 below shows the daily closing prices of the Unicom Shares for the Three-Year Period and up to and including the Latest Practicable Date. During the period under review, the business of Unicom primarily consists of the GSM and CDMA cellular businesses.

Chart 10 — Daily closing prices of the Unicom Shares

Source: Bloomberg

      Chart 11 below shows the daily closing prices of the Netcom Shares relative to the Unicom Shares and the Hang Seng Index for the Three-Year Period and up to and including the Latest Practicable Date.

Chart 11 — Netcom Share price performance relative to the Unicom Shares and the Hang Seng Index

Source: Bloomberg

Note:
The opening price of the Unicom Shares and the opening index of the Hang Seng Index as shown in Chart 11 above were rebased to match the latest closing price of the Netcom Shares on 24 May 2005, with the subsequent movements in the Unicom Shares and the Hang Seng Index presented by reference to such rebased opening position of the Netcom Shares.

As illustrated in the charts above, the price of the Netcom Shares increased by approximately 154.0% during the Three-Year Period despite flat/declining reported earnings by the Netcom Group since the year ended 31 December 2005. The price of the Unicom Shares increased by an even greater percentage at approximately 200.5% in the Three-Year Period on the back of growing reported earnings by the Unicom Group. The price of the Unicom Shares on a relative basis has consistently traded above the Netcom Shares since 26 June 2007. We believe the out-performance of the Unicom Shares over the Netcom Shares can be attributable to the growing preference or demand for mobile phones over fixed-line telephones in the PRC, leading the market to expect stronger growth from Unicom than that of Netcom (being a fixed-line operator in Northern China). Robust organic growth in usage for Unicom was in sharp contrast with the continuous loss of fixed-line customers and drop in usage for Netcom. Notwithstanding declining financial and operational performance of Netcom, the Netcom Share price has increased by approximately 33.6% during the One-Year Period compared to an increase of approximately 59.9% and 20.4% respectively of the Unicom Share price and the Hang Seng Index during the same period. We have benchmarked against the Hang Seng Index (of which Netcom has been a constituent stock since 6 March 2006 and Unicom has been a constituent stock since 1 June 2001) in our comparison in order to compare performance with the overall market performance in Hong Kong.

Based on our news search, we have noted that press reports on a possible restructuring of the PRC telecom sector and the timing of 3G licence issuance can be traced back to as early as 2001. In addition, the structure of the restructuring as described in the press reports and research reports issued by securities brokers since 2005 is largely similar to the Proposals and the CDMA Business Disposal. In view of the above, it is reasonable to believe that the positive share price movement of the Netcom Shares and in particular the Unicom Shares has, to a certain extent, reflected the Proposals and the CDMA Business Disposal.

For the period from 3 June 2008 (i.e. after resumption of trading following the release of the Announcement) and up to the Latest Practicable Date, the Netcom Share price dropped by approximately 15.0% from the closing price of HK$27.05 on the Last Trading Date to close at HK$23.00 on the Latest Practicable Date and the Unicom Share price dropped by approximately 16.3% from the closing price of HK$18.48 on the Last Trading Date to close at HK$15.46 on the Latest Practicable Date. We believe the decrease in price of the Netcom Shares (as well as the Unicom Shares) could be attributable to a combination of factors, including, among other things, (1) the overall poor market sentiment in the Hong Kong stock market as affected by external factors such as record high oil prices (the Hang Seng Index closed at 21,640.89 on the Latest Practicable Date down by approximately 11.2% from 3 June 2008); (2) profit-taking by investors; and (3) growing focus on the integration challenges.

As noted in the charts above, the highest closing price of the Netcom Shares and the Unicom Shares over the Three-Year Period were HK$27.05 per Netcom Share on the Last Trading Date and HK$19.58 per Unicom Share on 18 February 2008, respectively. A comparison of the historical prices of the Netcom Shares and the Unicom Shares is set out in paragraph 9 headed “Comparisons of value” in the Explanatory Statement.

(b)               Comparable trading companies analysis

Netcom

We have reviewed the trading multiples of companies comparable to Netcom (the “Netcom Comparable Companies”). Since the Netcom Group is mainly engaged in fixed-line and broadband operations in the PRC, the Netcom Comparable Companies we have chosen are quoted, regional, fixed-line operators with significant revenue generated from the fixed-line business (over 60% for the purpose of this analysis) within a single market. In selecting the Netcom Comparable Companies, we have taken into account their business activities, respective size and market exposures. We note that there is not a single comparable company which is perfectly comparable as a result of different operating markets, metrics, management and regulations. The companies we have selected based on the above criteria are China Telecom, KT Corporation and Telekom Malaysia Berhad (“Telekom Malaysia”). To the best of our knowledge, this list is a fair representation of companies comparable to Netcom.

We have compared the enterprise value (“EV”)/EBITDA and PER multiples (being the most commonly used multiples in the telecommunications sector) of Netcom and the Netcom Comparable Companies as at the Last Trading Date and the Latest Practicable Date, and our analysis is summarised in the following table.

Table 12 — Trading multiples of the Netcom Comparable Companies

		As at the Last Trading Date		As at the Latest Practicable Date
Company	Listing	EV/ EBITDA[1]	PER[1]	EV/ EBITDA[1]	PER[1]
		(Times)	(Times)	(Times)	(Times)

China Telecom	Hong Kong	5.7	18.1	4.4	13.0
KT Corporation	Korea	4.5	13.0	4.3	12.2
Telekom Malaysia	Kuala Lumpur	4.7	10.7	5.0	11.6
Simple average		5.0	13.9	4.6	12.3

Netcom		5.1	15.7	4.5	13.4

Sources:        Bloomberg and the latest published financial statements of the respective companies

Notes:

1.
Based on the EBITDA and net profit for the year ended 31 December 2007. In respect of the Netcom Group, the EBITDA and net profit have been adjusted to exclude the other income relating to subsidy income received from reinvestment of the profit distributions received from a subsidiary in the PRC to that subsidiary. EV is defined as the equity value plus net debt and minority interests less cash and cash equivalents and interests in associates.

2.	Exchange rates into HK$ as at the Last Trading Date were used.

      The EV/EBITDA multiple of Netcom as at the Last Trading Date and the PER multiples of Netcom as at the Last Trading Date and the Latest Practicable Date were higher than the average of the trading multiples of the Netcom Comparable Companies. The EV/EBITDA multiple of Netcom as at the Latest Practicable Date was lower than the average but within the range of the trading multiples of the Netcom Comparable Companies.

Unicom

In selecting the companies comparable to Unicom (the “Unicom Comparable Companies”), we have adopted similar selection criteria as for Netcom whereby the Unicom Comparable Companies we have chosen are quoted, regional operators with significant revenue generated from wireless services (over 60% for the purpose of this analysis) within a single market with a mobile penetration rate of at least 30%. In selecting the Unicom Comparable Companies, we have taken into account their business activities, respective size and market exposures. We note that there is not a single comparable company which is perfectly comparable as a result of different operating markets, metrics, management and regulations. The companies have selected based on the above criteria are Advanced Info Service Public Company Limited (“Advanced Info Service”), China Mobile, Digi.com Berhad (“Digi.com”), PT Indosat Tbk (“Indosat”), Globe Telecom Incorporated (“Globe Telecom”), Philippine Long Distance Telephone Company (“PLDT”) and PT Telekomunikasi Indonesia Tbk (“PT Telekom”). To the best of our knowledge, this list is a fair representation of companies comparable to

Unicom.

We have compared the EV/EBITDA and PER multiples of Unicom and the Unicom Comparable Companies as at the Last Trading Date and the Latest Practicable Date, and our analysis is summarised in the following table. We have, for illustrative purpose only, also compared the EV/EBITDA and PER multiples of Unicom post the CDMA Business Disposal (i.e. Scenario A).

Table 13 — Trading multiples of the Unicom Comparable Companies

		As at the Last Trading Date		As at the Latest Practicable Date
Company	Listing	EV/ EBITDA[1]	PER[1]	EV/ EBITDA[1]	PER[1]
		(Times)	(Times)	(Times)	(Times)

Advanced Info Service	Bangkok	7.1	17.7	6.6	16.4
China Mobile	Hong Kong	10.7	25.6	7.9	19.3
Digi.com	Kuala Lumpur	8.6	17.4	8.6	17.4
Globe Telecom	Philippines	4.7	12.6	4.5	11.8
Indosat	Indonesia	4.7	15.8	4.8	16.2
PLDT	Philippines	5.7	12.9	5.8	13.0
PT Telkom	Indonesia	5.2	13.5	4.5	11.8
Simple average		6.7	16.5	6.1	15.1

Unicom
— Scenario A2		6.2	35.7	5.0	29.9
— Scenario B		6.7	31.7	5.6	26.5

Sources:        Bloomberg and the latest published consolidated financial statements of the respective companies

Notes:

1.
Based on the EBITDA and net profit for the year ended 31 December 2007. In respect of the Unicom Group, the EBITDA and net profit have been adjusted to exclude the unrealised loss on changes in fair value of derivative component of convertible bonds and the other gains from tax refund on reinvestment in a subsidiary. EV is defined as the equity value plus net debt and minority interests less cash and cash equivalents and interests in associates.

2.	EBITDA and net profit of the Unicom Group adjusted to exclude contribution from the CDMA Business and other inter-company transactions between the Netcom Group and the Unicom Group.

3.	Exchange rates into HK$ as at the Last Trading Date were used.

Under both scenarios, the EV/EBITDA multiples of Unicom implied by the closing price as at the Last Trading Date and the Latest Practicable Date were lower than the average but within the range of the trading multiples of the Unicom Comparable Companies but the PER multiples of Unicom as at the Last Trading Date and the Latest Practicable Date were higher than the average of the trading multiples of the Unicom Comparable Companies.

The Unicom Shares trade at a premium over the Netcom Shares both in terms of EV/EBITDA and PER multiples. A possible explanation for Unicom’s higher multiple is the growth potential of Unicom’s mobile operations when compared to Netcom’s lower growth fixed-line operation (please refer to paragraph 2 headed “Business and financial performance” above for details of the past performance of the Netcom Group and the Unicom Group).

If we use the average EV/EBITDA and PER multiples of the Netcom Comparable Companies and the Unicom Comparable Companies to derive an implied share exchange ratio as an additional means to evaluate the Share Exchange Ratio, the implied share exchange ratio as at the Last Trading Date using (i) the average EV/EBITDA multiple would be approximately 1.326 times under Scenario A and 1.413 times under Scenario B, and (ii) the average PER multiple would be approximately 2.805 times under Scenario A and 2.490 times under Scenario B. The implied share exchange ratio under Scenario A as at the Last Trading Date using the average PER multiple would be approximately 1.973 times if the proceeds from the CDMA Business Disposal are recognised in this calculation. Given that the Share Proposal is an all share-transaction with no cash alternative and the Share Exchange Ratio is determined with reference to the closing prices as at the Last Trading Date, we believe it is more appropriate to evaluate the Share Exchange Ratio using public market analysis.

(c)      Comparable transactions analysis

Whilst looking at recent precedent transactions is considered to be an appropriate benchmark for relative valuation, we are not aware of any directly comparable all-share transactions of a relevant size within the telecommunications industry in China and Hong Kong during the past four years and hence have been unable to identify any reliable transaction benchmark to the Proposals. Furthermore, due to incomparable circumstances that could range from specific industry conditions, different growth prospects and unique shareholding structures, we believe it is not meaningful to look at transactions across other geographies or industry sectors. Therefore, we have based our opinion on the other analyses presented in this letter.

       The Share Proposal is structured as an all share-transaction such that the Netcom Shareholders are offered an opportunity to continue to remain invested in the Enlarged Group and share benefits as anticipated by the management of Netcom and Unicom as set out in paragraph 6 headed “Reasons for and benefits of the proposed merger” in the Explanatory Statement. Having considered the above and in particular:

•	the prices used to determine the Share Exchange Ratio were at historical highs of the Netcom Shares and the Unicom Shares over the Three-Year Period;

•
the Share Exchange Ratio is at approximately 8.6% premium (or an increase of approximately HK$2.03 in capital value on a per share basis) over the historical exchange ratio during the One-Year Period using the public market analysis method; and

•
the Unicom Shares trade at a premium over the Netcom Shares both in terms of EV/EBITDA and PER multiples as at the Last Trading Date and the Latest Practicable Date using the comparable trading companies analysis, we consider the Share Exchange Ratio to be fair and reasonable.

4.        Dividend and yield

       Table 14 below sets out the dividend per share, dividend payout ratio and the dividend yields of Netcom and Unicom for the year ended 31 December 2007.

Table 14 — Dividend yield of Netcom and Unicom
For the financial year ended 31 December 2007	Netcom	Unicom

Dividend per share	HK$0.592	HK$0.205[1]
Dividend payout ratio[2]	37.5%	36.8%
Dividend yield based on the closing price on the Latest Practicable Date	2.6%	1.3%
Implied dividend yield based on the closing price on the Last Trading Date	2.2%	1.1%

Sources: Bloomberg and the respective annual reports of Netcom and Unicom for the year ended 31 December 2007

Notes:

1.	Converted from RMB into HK$ by using the exchange rate of RMB0.975 for every HK$1.

2.
Dividend per share divided by basic earnings per share (after excluding the effect of the other income of approximately RMB1,221 million in the net profit of Netcom and excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds of RMB569 million and the other gains from tax refund of RMB2,781 million in the net profit of Unicom).

Based on the comparison above, we note that Unicom had a similar dividend payout ratio as Netcom (both as adjusted to exclude non-recurring items) but an investment in the Netcom Shares had offered a higher dividend yield than the dividend yield offered by the Unicom Shares. However, there is no assurance that Netcom or Unicom will continue to pay similar dividend in the future and the future dividend payment of the Enlarged Group will depend on its dividend policy to be determined by the board of directors of the Enlarged Group.

5.        Historical trading volume

       Table 15 below sets out the trading volume of the Netcom Shares and the Unicom Shares per month and the monthly trading volume as a percentage of the Netcom Shares and the Unicom Shares held by the public for the period 1 May 2007 to 31 July 2008.

Table 15 — Liquidity analysis

	Netcom		Unicom
	Monthly trading volume of the Netcom Shares	Monthly trading volume of the Netcom Shares as a percentage of public float of Netcom[1]	Monthly trading volume of the Unicom Shares	Monthly trading volume of the Unicom Shares as a percentage of public float of Unicom[2]
	(million shares)		(million shares)

2007
May	241.6	11.8%	206.6	5.2%
June	254.1	12.4%	369.4	9.4%
July	229.8	11.2%	284.0	7.2%
August	263.1	12.8%	354.1	9.0%
September	306.4	14.9%	368.4	9.4%
October	547.9	26.7%	473.4	12.0%
November	390.3	19.0%	440.2	11.2%
December	208.1	10.1%	486.4	12.3%
Average monthly trading volume(1 May 2007 to 31 December 2007)	305.2	14.9%	372.8	9.5%

2008
January	333.8	16.3%	585.7	14.9%
February	208.4	10.2%	504.0	12.8%
March	267.4	13.0%	490.0	12.4%
April	242.5	11.8%	494.5	12.6%
May	212.3	10.3%	377.1	9.6%
June	376.8	18.4%	1,077.9	27.4%
July	155.4	7.6%	414.1	10.5%
Average monthly trading volume(1 January 2008 to 31 July2008)	256.7	12.5%	563.3	14.3%

Source: Bloomberg

Notes:

1.	Based on 2,051,748,185 Netcom Shares, being 6,699,197,200 Netcom Shares in issue as at the Latest Practicable Date less a total of 4,647,449,015 Netcom Shares held by Netcom BVI.

2.	Based on 3,939,951,925 Unicom Shares, being 13,664,951,945 Unicom Shares in issue as at the Latest Practicable Date less a total of 9,725,000,020 Unicom Shares held by Unicom Parent.

       Both the Netcom Shares and the Unicom Shares are Hang Seng Index constituents and have active trading records. Based on the closing prices of the Netcom Shares and the Unicom Shares on the Latest Practicable Date, the Enlarged Group would have a combined free float market capitalisation of approximately HK$109,590.2 million and rank 16 amongst all the Hang Seng Index constituents (currently, Netcom ranked 31 and Unicom ranked 25 in the Hang Seng Index). As such, the Unicom Shares should continue to have active trading liquidity after the Scheme becomes effective.

6.        Risk profile

       Disinterested Netcom Shareholders should also carefully consider the risk factors as set out in paragraph 16 headed “Risk factors” in the Explanatory Statement when making their voting decisions. As the risk profile of the Enlarged Group after completion of the Proposals is likely to be different from that of Netcom in its current form, we have set out below a discussion on the risk profile of the Enlarged Group based on our assessment.

(a)      Risks related to competition

      The entry into the mobile market exposes Netcom to an intensely competitive market versus its current market where it dominates with over 90% market share in its service regions. Currently, Unicom is the number two player in a two-player mobile market and lags significantly behind China Mobile in terms of number of customers, revenues, profit and network reach and density. With the proposed acquisition of Unicom’s CDMA Business by China Telecom and the issuance of 3G licences after industry restructuring, competition may well increase in the market. Netcom has not been exposed to major competition thus far and also has not been in a number two position in its market. As such, the competitive risk profile of the Enlarged Group is different to that of Netcom. It is worth noting, however, that whilst Netcom operates in a far less competitive market than the mobile market, Netcom’s business is itself in increasing competition with the mobile operators, as customers switch from fixed-line to mobile services. As such, arguably, Netcom Shareholders are already to some degree exposed to competition in the broader telecommunications market, as witnessed by its eroding fixed-line customer base.

(b)      Risks related to 3G licensing and network roll-out

      Currently, the timing of 3G licence award is uncertain. This means that any potential 3G upside could be delayed, and additionally that any 3G costs could also be delayed, thereby having implications for the Unicom business going forward. The nature of Netcom’s exposure to licensing risk and technology risk would also change. In particular, as a result of the Proposals, Netcom would be exposed to 3G risk which manifests itself in several ways.

      Firstly, in the instance that the Enlarged Group is awarded a 3G licence, the technology associated with the 3G licence which the Enlarged Group receives, is currently uncertain. There are multiple 3G technology standards with certain standards more widely adopted than others. The 3G standard which the Enlarged Group adopts may have significant implications for the cost of 3G network rollout, the range and cost of 3G terminals, the ability of the Enlarged Group’s customers to roam on 3G networks overseas and the ability to host inbound 3G roaming. As such, the technology standard adopted could have implications for market share, revenues, operating costs and the capital expenditure requirements of the Enlarged Group.

      Secondly, the conditions of any 3G licence award are uncertain and could require significant capital expenditure commitment, potentially in areas which are not economically attractive for 3G rollout. 3G obligations could therefore have a major impact on the Enlarged Group’s cash flow for several years.

Whilst the 3G business as a whole is largely unproven and will require substantial capital investment, it should also be noted that 3G is also an opportunity for the Enlarged Group to improve its positioning in the mobile market.

(c)	Risks related to the successful integration of Netcom and Unicom and realisation of potential synergies

      The management of Netcom and Unicom refer to benefits of the proposed merger in the Explanatory Statement. There is no assurance of an effective integration of Netcom and Unicom and, even if the proposed merger is executed in an efficient, effective and timely manner, there is no assurance that the Enlarged Group’s performance, revenues, profits or shareholder value will be superior to those which would have been achieved by each entity independently. In particular, the reasons for and benefits of the proposed merger related to potential synergies from a combination may not materialise or may be delayed due to several factors, some of which may be outside the control of Netcom and Unicom. These factors include, among other things:

•	difficulties in integrating the operations of Netcom and Unicom, including information systems, personnel, policies and procedures, and overlapping operations, subsidiaries and branch networks;

•	unforeseen contingent risks or latent liabilities relating to the proposed merger that may become apparent in the future;

•	difficulties in managing a much larger business;

•	failure to complete or to timely complete the CDMA Business Disposal or to achieve the benefits anticipated from such disposal;

•	diversion of management’s attention from day-to-day business as a result of the need to deal with integration issues;

•	loss of key personnel; and/or

•
increase in competition in the PRC telecommunications industry resulting from the ongoing restructuring of the PRC telecommunications industry which, among other things, may require an increase in marketing efforts.

      Any of the above could adversely impact the anticipated benefits from the proposed merger and could materially adversely affect the future business performance and financial condition of the Enlarged Group. Furthermore, there could be significant costs and inefficiencies incurred by the Enlarged Group as a result of the proposed merger.

(d)      Risks related to the CDMA Business Disposal

With regard to the Proposals, Unicom’s CDMA Business Disposal to China Telecom is a potential risk to the value of the Enlarged Group. If the sale of the CDMA Business is not realised at RMB43.8 billion or if the CDMA Business is retained and its value is below RMB43.8 billion, there is a risk to the share price of Unicom post-merger.

Netcom Shareholders should note that according to paragraph 5 headed “Indebtedness” in Appendix II to the Explanatory Statement, the CDMA Business Disposal will give rise to mandatory prepayment under the terms of the syndicated loan agreement relating to a syndicated term loan facility granted to Unicom. The reduction in the shareholding of Unicom BVI in Unicom following the completion of the Scheme will give rise to an event of default under the terms of the same syndicated loan agreement. If waivers of such prepayment and such event of default are not granted by the lenders to Unicom and if either the CDMA Business Disposal or the Scheme is completed, Unicom will be required to prepay the entire principal amount outstanding under such loan facility together with accrued interest on completion of the CDMA Business Disposal or the Scheme. The principal amount outstanding under such loan facility is expected to be US$200 million at the time when the CDMA Business Disposal or the Scheme is completed and, under the terms of the syndicated loan agreement, such amount is otherwise scheduled for repayment in September 2010. If Unicom is required to prepay the principal amount as stated above, it expects to have sufficient cash resources available to fund such payment.

Accordingly, as is evident from the above, the Enlarged Group will have a different risk profile and Unicom Share price may be subject to significant volatility. Therefore, Netcom Shareholders should carefully consider the nature of key businesses of the Enlarged Group and the risks associated with holding an investment in shares of Unicom post-merger. In addition, due to the regulated nature and high-technology characteristics of the Unicom business, the Enlarged Group’s performance will be subject to a number of factors, some of which are beyond the control of the Enlarged Group. There is still considerable uncertainty as to the benefits of a rapid and large exposure to the mobile market in China. Netcom Shareholders should therefore consider their own investment and risk-taking objectives in assessing the terms of the Proposals. Moreover, there is no assurance that the current price level of the Netcom Shares and the Unicom Shares will be sustainable, particularly for those Netcom Shareholders who may be seeking to dispose of their investments in the market in the future.

7.        The ADS Proposal

       The consideration for the ADS Proposal is equivalent to the consideration for the Share Proposal and is calculated using the Share Exchange Ratio and taking into account the number of Netcom Shares which each Netcom ADS represents and the number of the Unicom Shares which each Unicom ADS represents. Chart 9 above shows the daily closing prices of the Netcom ADSs for the Three-Year Period and up to and including the Latest Practicable Date.

8.        The Option Proposal

Pursuant to the Option Proposal, which is conditional upon the Scheme becoming effective, Unicom will grant Netcom Optionholders Special Unicom Option in consideration for the cancellation of their outstanding Netcom Options at the Scheme Record Time (whether vested or not). The number of Special Unicom Option that will be granted to each Netcom Optionholder and the exercise price of a Special Unicom Option will be determined by a formula which ensures that the value of the Special Unicom Option received by a Netcom Optionholder is equivalent to the See-Through Price of that holder’s outstanding Netcom Options. In other words, the Netcom Optionholders will receive a consideration for their Netcom Options that is comparable to the consideration which the Netcom Shareholders will receive for their Scheme Shares.

The Special Unicom Options will be granted by Unicom pursuant to the Special Purpose Unicom Share Option Scheme which is proposed to be adopted by Unicom at the Unicom EGM. The terms of the Special Purpose Unicom Share Option Scheme will be substantially the same as the terms of the Netcom Share Option Scheme, save for the following:

(a)
the exercise price of a Special Unicom Option granted will be such price as will result in the value of the Special Unicom Option received by the Netcom Optionholders being equivalent to the See-Through Price; and

(b)	other than the Special Unicom Options to be granted pursuant to the Option Proposal, no further Special Unicom Options will be granted under the Special Purpose Unicom Share Option Scheme.

       To the extent that Netcom Optionholders do not exercise their outstanding Netcom Options prior to the Options Exercise Deadline, their Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Board and such Netcom Optionholders will automatically be granted Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options. Please refer to paragraph 3 headed “Summary of the Proposals — The Option Proposal” in the Explanatory Statement for further details. Netcom Optionholders should also refer to the Option Proposal Letter.

FURTHER CONSIDERATIONS

(a)       Conditions

       The Share Proposal is, and the Scheme will become effective and binding on Netcom and all of the Scheme Shareholders, subject to the satisfaction or waiver, as applicable, of the conditions as set out in paragraph 4 headed “Conditions of the Proposals and the Scheme” in the Explanatory Statement on or before 30 November 2008 (or such later date as Unicom and Netcom may agree and the High Court may allow), otherwise the Proposals, including the Scheme, will lapse. In particular, the Share Proposal is subject to, among other things, approval of the Proposals by the Unicom Shareholders at a general meeting, the approval of the Scheme by the Disinterested Netcom Shareholders at the Court Meeting and the Netcom EGM, and the Court’s sanction of the Scheme. Further details of the conditions are set out in the Explanatory Statement.

       Assuming that all of the conditions are satisfied or waived, as applicable, it is expected that the Scheme will become effective on or before 31 October 2008. Each of the ADS Proposal and the Option Proposal is conditional upon the Scheme becoming effective.

(b)       Intentions of Unicom with regard to Netcom

       After the completion of the proposed merger, Unicom intends to continue with the existing business of Netcom and to take measures to integrate the two companies and improve the operating and financial performance of the Enlarged Group. Unicom has no intention to introduce any major changes to the business of Netcom or to redeploy any fixed assets of the Netcom Group. In addition, Unicom does not intend to discontinue the employment of any of the employees of the Netcom Group and intends to maintain the stability of its workforce. Unicom intends that the management teams of Unicom and Netcom be integrated and utilised to an optimal capacity in order to realise the synergies of the combined businesses of the Enlarged Group.

       Please refer to paragraph 8 headed “Intentions of Unicom with regard to Netcom” in the Explanatory Statement for further details.

(c)       Undertakings

       Each of Netcom BVI and Telefónica has given an irrevocable undertaking to Unicom to vote in favour of all of the resolutions for the approval of the Scheme and any related matters for its implementation to be proposed at the Court Meeting and the Netcom EGM in respect of its respective legal and beneficial shareholding interest in Netcom. In addition, Netcom BVI has also received an irrevocable instruction to vote in favour of all of the resolutions for the approval of the Scheme and any related matters for its implementation at the Court Meeting and the Netcom EGM in respect of the interest in Netcom which Netcom BVI holds as trustee on behalf of a state-owned entity. Please refer to paragraph 5 headed “Undertakings” in the Explanatory Statement for further details.

(d)       Possible Concert Party Agreement

       Netcom Shareholders should refer to paragraph 15 headed “Possible Concert Party Agreement” in the Explanatory Statement for details of the Concert Party Agreement which Unicom BVI and Netcom BVI intend to enter into following the completion of the Scheme to cooperate actively to obtain or consolidate control of Unicom.

(e)       Fractions and odd lots

       Netcom Shareholders should refer to paragraph 3 headed “Summary of the Proposals — Fractions” and paragraph 19 headed “Trading of odd lots of Unicom Shares” in the Explanatory Statement for details about arrangement regarding fractions of new Unicom Shares and new Unicom ADSs and odd lots of Unicom Shares, respectively.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our recommendation:

(a)
Following the telecommunications industry restructuring as contemplated in the Telecoms Restructuring Announcement, it is envisaged that there will be three main telecommunications operators (of which Unicom (post-merger) will be one of them) with more comparable resources, strength and scale, and with capability to offer full telecommunications services which, in turn, is expected to lead to a more balanced competitive environment and better resource allocation within China’s telecommunications industry. The expected issuance of 3G licences should result in new opportunities for Unicom and other telecommunications operators;

(b)
Netcom’s operational and financial performance in recent years has been affected by increasingly rapid mobile substitution. Recognising this, Netcom has been investing to provide broadband and ICT services using its network but the increase in revenue from such initiatives has not been enough to compensate for the loss in revenue from its fixed-line services. The Proposals offer Netcom immediate access to a mobile platform and are considered to be in line with the business direction and objectives as noted from the Chairman’s Statement in Netcom’s annual report for the year ended 31 December 2007 which stated that Netcom will “persevere in the pursuit of licenses for mobile services and IPTV services which will pave the way for the Company to become a comprehensive “broadband communications and multimedia service provider””;

(c)
Through the Proposals, Netcom will become part of a larger group offering a full spectrum of wireless, fixed, Internet and broadband and data value adding services. The management of Unicom and Netcom believe that the proposed merger has strong commercial reasons. After the proposed merger, the Enlarged Group is expected to take steps to establish a leading position in the 3G wireless industry, integrate its wireless and fixed-line businesses, and build a strong market position in the 10 provinces in Northern China where the Netcom Group has operations, which is expected to enhance the Enlarged Group’s brand recognition and increase its overall competitiveness, business scale and shareholder value. The directors of Unicom and Netcom believe that through effective integration, synergies of the proposed merger will be realised gradually after completion of the the Proposals and the CDMA Business Disposal (as discussed in details in paragraph 1 headed “Reasons for and benefits of the proposed merger” above);

(d)
We have discussed the anticipated synergies with representatives of Unicom and Netcom and in-principle concur that the anticipated synergies as set out in the Explanatory Statement are feasible (recognising that any synergies would likely only be realised upon the completion of the Proposals and potentially after a successful and timely post-merger integration of Netcom’s and Unicom’s operations). The management of Unicom and Netcom do not expect the benefits as set out in the Explanatory Statement would be materially adversely affected if the proposed CDMA Business Disposal is not completed;

(e)
If the estimated one-off gain from the CDMA Business Disposal were excluded, the Netcom Group would, as illustrated in Table 6 above, contribute over 50% of revenue, EBITDA and net profit to the Enlarged Group under both scenarios (except that the Netcom Group would contribute approximately 46.19% of revenue to the Enlarged Group under Scenario B) whilst the Netcom Shareholders would get approximately 42.51% of the equity of the Enlarged Group. This implies that the Proposals (under both scenarios) would result in a dilution in the revenue, EBITDA and net profit attributable to the Netcom Shareholders on a pro forma basis. We believe the dilution to be acceptable after considering the following:

•
the synergies anticipated from the proposed merger are not reflected in the historical pro forma consolidated financials of the Enlarged Group. Factoring in the synergies anticipated from the proposed merger, the Enlarged Group should lead to greater growth opportunities for the Netcom Shareholders than Netcom would offer as a standalone entity in its current structure; and

•
the gearing position of the Enlarged Group should reduce as a result of the Proposals (although in a much greater extent under Scenario A since the Unicom Group will receive a cash proceed of RMB43.8 billion from the CDMA Business Disposal);

(f)
The Share Exchange Ratio of 1.508 new Unicom Shares for every Scheme Share cancelled was determined by Unicom on the basis of the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price, and the closing price of each Unicom Share of HK$18.48 on the Hong Kong Stock Exchange on the Last Trading Date:

•	the prices used to determine the Share Exchange Ratio were at historical highs of the Netcom Shares and the Unicom Shares over the Three-Year Period;

•
the Share Exchange Ratio is at approximately 8.6% premium (or an increase of approximately HK$2.03 in capital value on a per share basis) over the historical exchange ratio during the One-Year Period using the public market analysis method (see Table 8 above); and

•
the Unicom Shares trade at a premium over the Netcom Shares both in terms of EV/EBITDA and PER multiples as at the Last Trading Date and the Latest Practicable Date using the comparable trading companies analysis;

(g)
Unicom had a similar dividend payout ratio as Netcom (both as adjusted to exclude non-recurring items) for the year ended 31 December 2007 but an investment in the Netcom Shares had offered a higher dividend yield than the dividend yield offered by the Unicom Shares. The future dividend payment of the Enlarged Group will depend on its dividend policy to be determined by the board of directors of the Enlarged Group; and

(h)
Both the Netcom Shares and the Unicom Shares are Hang Seng Index constituents and have active trading records. The Unicom Shares should continue to have good trading liquidity after the Scheme becomes effective.

RECOMMENDATIONS

The Share Proposal

       Having considered the above principal factors and reasons, we consider the terms of the Share Proposal to be fair and reasonable so far as the Disinterested Netcom Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Disinterested Netcom Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting, as well as to recommend the Disinterested Netcom Shareholders (other than the Exempt Principal Traders) to vote in favour of the special resolution to approve and give effect to the Scheme at the Netcom EGM.

The ADS Proposal

       In reference to our opinion that the terms of the Share Proposal are fair and reasonable, we consider that the terms of the ADS Proposal are also fair and reasonable so far as the Netcom ADS Holders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Netcom ADS Holders to instruct the Netcom Depository to vote the Netcom Shares held on their behalf in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the Netcom EGM.

The Option Proposal

       In reference to our opinion that the terms of the Share Proposal are fair and reasonable, we consider that the terms of the Option Proposal are also fair and reasonable so far as the Netcom Optionholders are concerned.

Yours very truly, For and on behalf of N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau Managing Director	Catherine Yien Director

EXPLANATORY STATEMENT

This Explanatory Statement constitutes the statement required under Section 166A of the Hong Kong Companies Ordinance.

SCHEME OF ARRANGEMENT

1.        INTRODUCTION

On 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom had formally presented the Proposals to the Board and requested the Board to put forward the Proposals to the Netcom Shareholders for consideration of the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance.

The Proposals involve the cancellation of all of the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline and the Netcom Shares underlying the Netcom ADSs) and all of the Netcom ADSs and the Netcom Options oustanding at the Scheme Record Time. Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of Unicom and the listings of the Netcom Shares and the Netcom ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, will be withdrawn.

Implementation of the Proposals will be carried out in accordance with Hong Kong laws, the Takeovers Code, US federal securities laws and the requirements of the Hong Kong Stock Exchange and the New York Stock Exchange.

The purpose of this Explanatory Statement is to explain the terms and effects of the Proposals and, in particular, the Scheme and to provide the Netcom Shareholders, the Netcom ADS Holders and the Netcom Optionholders with other relevant information in relation to the Proposals and the Scheme.

Your attention is drawn to (1) the letter from the Board set out on pages 15 to 20 of this document, (2) the letter from the Independent Board Committee set out on pages 21 and 22 of this document, (3) the letter from Rothschild, the independent financial adviser to the Independent Board Committee, set out on pages 23 to 56 of this document and (4) the terms of the Scheme set out on pages S-1 to S-6 of this document.

2.        BACKGROUND TO THE PROPOSALS

On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance of the PRC jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector (the “Telecoms Restructuring Announcement”) which stated, among other things, (i) that the PRC government would deepen the reform of the structure of the telecommunications sector and encourage the formation of three market competitors with each having nationwide network resources, relatively comparable strength and scale as well as full service operation capabilities, (ii) that the allocation of telecommunications resources would be further optimised and the competition structure would be improved, and (iii) that three 3G licences would be granted once the contemplated restructuring had been completed.

On 25 May 2008, in response to the Telecoms Restructuring Announcement, Unicom and Netcom separately announced that they were in discussions regarding a merger.

As stated above, on 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom had formally presented the Proposals to the Board and requested the Board to put forward the Proposals to the Netcom Shareholders for consideration.

3.        SUMMARY OF THE PROPOSALS

The Share Proposal and the Scheme

       The Share Proposal will be implemented by way of the Scheme. Under the Scheme, the Scheme Shares (including the Netcom Shares to be issued pursuant to the exercise of the outstanding Netcom Options prior to the Options Exercise Deadline) will be cancelled and, in consideration thereof, all of the Scheme Shareholders whose names appear on the register of members of Netcom at the Scheme Record Time will be entitled, save as regards fractional entitlements, to receive:

For every Scheme Share cancelled .............................................................................................................................. 1.508 new Unicom Shares

      Under the Share Proposal, the share capital of Netcom will, on the Effective Date, be reduced by cancelling and extinguishing the Scheme Shares. Immediately thereafter, the authorised share capital of Netcom will be increased to the amount prior to the cancellation of the Scheme Shares by the creation of new Netcom Shares and such Netcom Shares, being in the same number as the cancelled Scheme Shares, will be issued to Unicom and/or its nominees at par, credited as fully paid with the reserve arising from the cancellation of the Scheme Shares.

      The Share Exchange Ratio of 1.508 Unicom Shares for every Scheme Share cancelled was determined by Unicom on the basis of the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price, and the closing price of each Unicom Share of HK$18.48 on the Hong Kong Stock Exchange on the Last Trading Date.

      Based on the Share Exchange Ratio and 6,699,197,200 Netcom Shares in issue as at the Latest Practicable Date and assuming that none of the outstanding Netcom Options had been exercised, the maximum number of Unicom Shares that Unicom will issue under the Share Proposal, including those underlying the Unicom ADSs to be issued under the ADS Proposal, is 10,102,389,377. This represents approximately 73.93% of the existing issued share capital of Unicom of 13,664,951,945 Unicom Shares as at the Latest Practicable Date, and approximately 42.51% of the enlarged issued share capital of Unicom of 23,767,341,322 Unicom Shares immediately following the issue of the Unicom Shares (assuming that none of the outstanding Unicom Options had been exercised) and approximately 42.11% of the enlarged issued share capital of Unicom of 23,991,888,922 Unicom Shares immediately following the issue of the Unicom Shares (assuming that all of the outstanding Unicom Options had been exercised).

      Based on the Share Exchange Ratio and 6,825,033,460 Netcom Shares in issue as at the Latest Practicable Date and assuming that all of the outstanding Netcom Options had been exercised, the maximum number of Unicom Shares that Unicom will issue under the Share Proposal, including those underlying the Unicom ADSs to be issued under the ADS Proposal, is 10,292,150,457. This represents approximately 75.32% of the existing issued share capital of Unicom of 13,664,951,945 Unicom Shares as at the Latest Practicable Date, and approximately 42.96% of the enlarged issued share capital of Unicom of 23,957,102,402 Unicom Shares immediately following the issue of the Unicom Shares (assuming that none of the outstanding Unicom Options had been exercised) and approximately 42.56% of the enlarged issued share capital of Unicom of 24,181,650,002 Unicom Shares immediately following the issue of the Unicom Shares (assuming that all of the outstanding Unicom Options had been exercised).

The ADS Proposal

      Pursuant to the ADS Proposal, which is conditional upon the Scheme becoming effective, the Scheme Shares underlying the Netcom ADSs will be cancelled along with all of the other Scheme Shares pursuant to the Scheme and, in consideration thereof, all of the Netcom ADS Holders will be entitled to receive:

For every Netcom ADS cancelled .............................................................................................................................. 3.016 new Unicom ADSs

      As at the Latest Practicable Date, there were 7,098,720 Netcom ADSs outstanding. Each Netcom ADS represents 20 Netcom Shares and each Unicom ADS represents 10 Unicom Shares.

      The consideration for the ADS Proposal is equivalent to the consideration for the Share Proposal and is calculated using the Share Exchange Ratio and taking into account the number of Netcom Shares represented by a Netcom ADS and the number of Unicom Shares represented by a Unicom ADS.

The Option Proposal

      As at the Latest Practicable Date, there were 125,836,260 Netcom Options outstanding. If all of such Netcom Options are exercised, a total of 125,836,260 Netcom Shares will be issued. If any Netcom Option is exercised resulting in Netcom Shares being issued prior to or at the Scheme Record Time, such Netcom Shares will constitute Scheme Shares and their holders will be eligible to receive the consideration for the cancellation of their Scheme Shares under the Scheme.

      Pursuant to the Option Proposal, which is conditional upon the Scheme becoming effective, Unicom will grant Netcom Optionholders Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options at the Scheme Record Time (whether vested or not). To the extent that Netcom Optionholders do not exercise their outstanding Netcom Options prior to the Options Exercise Deadline, their Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Board and such Netcom Optionholders will automatically be granted Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options.

      The number of Special Unicom Options that will be granted to each Netcom Optionholder and the exercise price of a Special Unicom Option will be determined in accordance with the formula set out below:

Number of Special Unicom Options = A x B

Exercise price of each Special Unicom Option = C / A

where:

A is the Share Exchange Ratio;

B is the number of outstanding Netcom Options held by a Netcom Optionholder at the Scheme Record Time; and

C is the exercise price of an outstanding Netcom Option held by a Netcom Optionholder at the Scheme Record Time.

The above formula ensures that the value of the Special Unicom Options received by a Netcom Optionholder is equivalent to the “See-Through Price” of that Netcom Optionholder’s outstanding Netcom Options, that is, the value determined by deducting the exercise price of the relevant Netcom Option from the value of HK$27.87 of a Scheme Share under the Share Proposal, being the closing price of each Netcom Share of HK$27.05 on the Hong Kong Stock Exchange on the Last Trading Date plus a 3% premium over such closing price.

The Special Unicom Options will be granted by Unicom pursuant to the Special Purpose Unicom Share Option Scheme, which is proposed to be adopted by Unicom at the Unicom EGM. The terms of the Special Purpose Unicom Share Option Scheme will be substantially the same as the terms of the Netcom Share Option Scheme, save for the following:

(a)
the exercise price of a Special Unicom Option granted will be such price as will result in the value of the Special Unicom Options received by the Netcom Optionholders being equivalent to the See-Through Price; and

(b)	other than the Special Unicom Options to be granted pursuant to the Option Proposal, no further Special Unicom Options will be granted under the Special Purpose Unicom Share Option Scheme.

      Unicom applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirement of Rule 17.03(9) of the Listing Rules so that the exercise price of the Special Unicom Options granted under the Special Purpose Unicom Share Option Scheme will be the price described above instead of a price to be determined by reference to the closing price or the five day average closing price of a Unicom Share prior to the date of grant of the Special Unicom Options as required by Rule 17.03(9) of the Listing Rules. The reasons for the waiver application are that (i) the Option Proposal ensures that the Netcom Optionholders will receive a consideration for their outstanding Netcom Options which is comparable to the consideration which the Scheme Shareholders will receive for the cancellation of their Scheme Shares, (ii) the Option Proposal is a unique case and strict compliance with the requirement of Rule 17.03(9) of the Listing Rules would be unfair and impractical and (iii) the Option Proposal would also ensure that the Netcom Optionholders are incentivised to remain in the employment of the Enlarged Group following the completion of the Scheme.

      Save for the waiver from strict compliance with the requirement of Rule 17.03(9) of the Listing Rules, the Special Purpose Unicom Share Option Scheme will comply with the requirements of Chapter 17 of the Listing Rules.

      The adoption of the Special Purpose Unicom Share Option Scheme by Unicom is subject to the satisfaction of the following conditions:

(a)	the approval of the Unicom Shareholders having been obtained at the Unicom EGM for the adoption of the Special Purpose Unicom Share Option Scheme;

(b)	the Hong Kong Stock Exchange having granted its approval for the listing of, and permission to deal in, the Unicom Shares to be issued upon the exercise of the Special Unicom Options; and

(c)	the Scheme becoming effective.

      Assuming that none of the outstanding Netcom Options as at the Latest Practicable Date is exercised or lapses prior to the Scheme Record Time, pursuant to the Option Proposal, Unicom will grant to the Netcom Optionholders in aggregate approximately 189,761,079 Special Unicom Options, which will be exercisable into 189,761,079 Unicom Shares, representing approximately 1.39% of the existing issued share capital of Unicom of 13,664,951,945 Unicom Shares as at the Latest Practicable Date. Assuming that the Scheme becomes effective on 15 October 2008, the letters granting the Netcom Optionholders the Special Unicom Options pursuant to the Option Proposal are expected to be despatched on or before 25 October 2008.

      Details of the new Special Unicom Options to be granted pursuant to the Option Proposal are set out below:

Special Unicom Options Granted in Consideration for the Cancellation of	Approximate Number of Special Unicom Options to be Granted(1)	Exercise Price of Special Unicom Options to be Granted

66,864,360 outstanding Netcom Options granted on 22 October 2004 with an exercise price of HK$8.40 (“2004 Netcom Options”)(2)	100,831,454	HK$5.57

58,971,900 outstanding Netcom Options granted on 6 December 2005 with an exercise price of HK$12.45 (“2005 Netcom Options”)(3)	88,929,625	HK$8.26
	－－－－－－－	－－－－－－
Total	189,761,079
	=============	=============

Notes:

(1)	Each new Special Unicom Option gives the holder the right to subscribe for one Unicom Share. Fractions of Special Unicom Options will not be granted to the Netcom Optionholders.

(2)	For the new Special Unicom Options to be granted in consideration for the cancellation of the 2004 Netcom Options pursuant to the Option Proposal:

(a)
100% of the Special Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 17 May 2006 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010;

(b)
100% of the Special Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 17 May 2007 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010;

(c)
100% of the Special Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 17 May 2008 to 16 November 2010 may be exercised at any time from the Effective Date to 16 November 2010; and

(d)
100% of the Special Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 17 May 2009 to 16 November 2010 may be exercised at any time from 17 May 2009 to 16 November 2010.

(3)	For the new Special Unicom Options to be granted in consideration for the cancellation of the 2005 Netcom Options pursuant to the Option Proposal:

(a)
100% of the Special Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 6 December 2007 to 5 December 2011 may be exercised at any time from the Effective Date to 5 December 2011;

(b)
100% of the Special Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 6 December 2008 to 5 December 2011 may be exercised at any time from 6 December 2008 to 5 December 2011;

(c)
100% of the Special Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 6 December 2009 to 5 December 2011 may be exercised at any time from 6 December 2009 to 5 December 2011; and

(d)
100% of the Special Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Netcom Optionholders at the Scheme Record Time which are exercisable from 6 December 2010 to 5 December 2011 may be exercised at any time from 6 December 2010 to 5 December 2011.

      The Option Proposal Letter, which sets out the terms of the Option Proposal and the details of the Special Purpose Unicom Share Option Scheme, will be despatched to the Netcom Optionholders on the same day as the despatch of this document.

      Other than the Netcom Shares, the Netcom ADSs and the Netcom Options, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Netcom Shares which are issued by Netcom.

Total Consideration

      On the basis of the value of HK$26.78 for every Scheme Share cancelled under the Share Proposal (being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$17.76 on the Hong Kong Stock Exchange on the Last Trading Date), the entire issued share capital of 6,699,197,200 Netcom Shares as at the Last Trading Date (assuming that none of the outstanding Netcom Options as at the Last Trading Date had been exercised) would be valued at approximately HK$179,404,501,016 and the Fully Diluted Netcom Share Capital of 6,825,034,460 Netcom Shares as at the Last Trading Date would be valued at approximately HK$182,774,422,839.

      On the basis of the value of HK$23.55 for every Scheme Share cancelled under the Share Proposal (being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$15.62 on the Hong Kong Stock Exchange on the Latest Practicable Date), the entire issued share capital of 6,699,197,200 Netcom Shares as at the Latest Practicable Date (assuming that none of the outstanding Netcom Options as at the Latest Practicable Date had been exercised) would be valued at approximately HK$157,766,094,060 and the Fully Diluted Netcom Share Capital of 6,825,033,460 Netcom Shares as at the Latest Practicable Date would be valued at approximately HK$160,729,537,983.

New Unicom Shares and New Unicom ADSs

Unicom will seek the approval of the Unicom Shareholders at the Unicom EGM for the allotment and issue by Unicom of Unicom Shares pursuant to the Share Proposal and the ADS Proposal. The Unicom Shares and the Unicom ADSs to be issued pursuant to the Share Proposal and the ADS Proposal, respectively, will be issued free from all liens, charges and encumbrances and together with all rights attaching to them, including the right to receive all dividends and other distributions, if any, declared, made or paid on or after the date of their issue and will rank pari passu with the existing Unicom Shares and Unicom ADSs, respectively.

The Unicom Shares to be issued pursuant to the Share Proposal and the ADS Proposal, including the Unicom Shares underlying the Unicom ADSs to be issued pursuant to the ADS Proposal, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Unicom Shares to be issued pursuant to the Share Proposal and the ADS Proposal and the Unicom Shares to be issued upon the exercise of the Special Unicom Options. In addition, Unicom will make an application to the New York Stock Exchange to list the Unicom ADSs representing the Unicom Shares to be issued pursuant to the ADS Proposal.

Fractions

Under the Share Proposal and the ADS Proposal, fractions of Unicom Shares and Unicom ADSs will not be issued to the Scheme Shareholders and the Netcom ADS Holders, respectively. Fractional entitlements of Scheme Shareholders to Unicom Shares will be aggregated and sold in the market with the proceeds paid to Unicom for its own benefit. Fractional entitlements of Netcom ADS Holders to Unicom ADSs will be aggregated and sold with the proceeds paid, after deduction of the fees and expenses of the seller, to the respective Netcom ADS Holders.

Under the Option Proposal, fractions of Special Unicom Options will not be granted to the Netcom Optionholders.

4.           CONDITIONS OF THE PROPOSALS AND THE SCHEME

The Share Proposal is, and the Scheme will become effective and binding on Netcom and all of the Scheme Shareholders, subject to the satisfaction or waiver, as applicable, of the following conditions:

(a)
the approval of the Unicom Shareholders in general meeting having been obtained in accordance with the Listing Rules and the NYSE Rules for (i) the Proposals, (ii) the allotment and issue by Unicom of Unicom Shares pursuant to the Share Proposal and the ADS Proposal and (iii) the adoption of the Special Purpose Unicom Share Option Scheme;

(b)
the approval of the Scheme (by way of poll) by a majority in number representing not less than three-fourths in value of the Netcom Shares held by the Disinterested Netcom Shareholders (other than the Exempt Principal Traders) who are present and voting either in person or by proxy at the Court Meeting, provided that the number of votes cast against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all of the Netcom Shares held by the Disinterested Netcom Shareholders, including the Exempt Principal Traders;

(c)
the passing of a special resolution by a majority of not less than three-fourths of the votes cast by the Netcom Shareholders present and voting in person or by proxy at the Netcom EGM to (i) give effect to the reduction of the share capital of Netcom by cancelling and extinguishing the Scheme Shares and (ii) issue the Netcom Shares to Unicom;

(d)
the sanction of the Scheme (with or without modifications) and the confirmation of the reduction of the share capital of Netcom by the High Court under Sections 166 and 60, respectively, of the Hong Kong Companies Ordinance (with Netcom having advised the High Court before the Court Hearing that the Unicom Shares will be issued by Unicom in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof based on the High Court’s sanctioning of the Scheme, and in reliance on applicable exemptions under US state securities laws);

(e)
a copy of the order of the High Court sanctioning the Scheme and confirming the reduction of the share capital of Netcom, together with a minute approved by the High Court containing the particulars required by Section 61 of the Hong Kong Companies Ordinance, being delivered to and registered by the Registrar of Companies in Hong Kong;

(f)
the Hong Kong Stock Exchange having granted its approval for the listing of, and permission to deal in, the Unicom Shares to be issued pursuant to the Share Proposal and the ADS Proposal and the Unicom Shares which may be issued upon the exercise of the Special Unicom Options;

(g)	the New York Stock Exchange having granted its approval for the listing of the Unicom ADSs representing the Unicom Shares to be issued pursuant to the ADS Proposal;

(h)
all filings with, notices to and waivers from any governmental or regulatory body in connection with the Proposals having been made or obtained and, if applicable, any waiting periods under any applicable antitrust or similar laws and regulations having expired or terminated;

(i)
all authorisations, consents and approvals (including approval in-principle) of any governmental or regulatory body in relation to the Proposals having been obtained and remaining in full force and effect pursuant to the provisions of any laws or regulations in Hong Kong, the PRC, the United States and other relevant jurisdictions;

(j)
all third party consents in relation to the Proposals required pursuant to any agreement to which any member of the Netcom Group is a party (where any failure to obtain a consent would have a material adverse effect on the business of the Netcom Group taken as a whole) having been obtained or waived by the relevant party;

(k)
no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that would make the Proposals void, unenforceable or illegal, or restrict or prohibit the implementation of, or impose any additional material conditions or obligations with respect to, the Proposals (other than such orders or decisions as would not have a material adverse effect on the legal ability of Unicom to proceed with or consummate the Proposals);

(l)
confirmation from OFTA that the Proposals will not have, or be likely to have, the effect of substantially lessening competition in a telecommunications market in Hong Kong as referred to in Section 7P of the Telecommunications Ordinance, to the extent that such confirmation is reasonably considered necessary by Unicom and Netcom;

(m)
subject to Note 2 to Rule 30.1 of the Takeovers Code, no event having occurred which would make the Proposals or the cancellation of the Scheme Shares or any of the Netcom Options void, unenforceable or illegal or which would prohibit the implementation of the Proposals or impose any additional material conditions or obligations with respect to the Proposals or any part thereof or on the cancellation of the Scheme Shares or any of the Netcom Options;

(n)
subject to Note 2 to Rule 30.1 of the Takeovers Code, since the date of the Announcement, there having been no material adverse change in the business, financial or trading position of each of the Unicom Group or the Netcom Group;

(o)
save in connection with the implementation of the Proposals, the listing of the Unicom Shares and the Netcom Shares on the Hong Kong Stock Exchange and the listing of the Unicom ADSs and the Netcom ADSs on the New York Stock Exchange not having been withdrawn, and no indication having been received from the SFC or the Hong Kong Stock Exchange or the SEC or the New York Stock Exchange to the effect that the listing of the Unicom Shares or the Netcom Shares on the Hong Kong Stock Exchange or the listing of the Unicom ADSs or the Netcom ADSs on the New York Stock Exchange will or is likely to be withdrawn; and

(p)
save for the payment of a final dividend of HK$0.592 for each Netcom Share as approved by the Netcom Shareholders at the annual general meeting of Netcom held on 22 May 2008, since the date of the Announcement and up to the Effective Date, Netcom not having declared, made or paid any dividend or distribution of any kind, and not having agreed or proposed to declare, make or pay any dividend or distribution of any kind.

The condition in paragraph (b) above is the combined effect of Section 166 of the Hong Kong Companies Ordinance and Rule 2.10 of the Takeovers Code. Insofar as the statutory requirement for the sanction of the Scheme by the High Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the Netcom Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme.

Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (1) the Scheme is approved by at least 75% of the votes attaching to the Netcom Shares held by the Disinterested Netcom Shareholders other than the Exempt Principal Traders that are cast either in person or by proxy at the Court Meeting and (2) the number of votes cast against the resolution is not more than 10% of the votes attaching to all of the Netcom Shares held by the Disinterested Netcom Shareholders, including the Exempt Principal Traders.

As at the Latest Practicable Date, there were 6,699,197,200 Netcom Shares in issue, all of which were held by the Disinterested Netcom Shareholders. Assuming that none of the parties acting in concert with Unicom become Netcom Shareholders after the Latest Practicable Date and that none of the outstanding Netcom Options are exercised after the Latest Practicable Date, 10% of such Netcom Shares would amount to 669,919,720 Netcom Shares.

The Exempt Principal Traders are certain members of the respective group of companies to which JPMorgan and Citigroup belong holding Netcom Securities. The Exempt Principal Traders are not presumed to be parties acting in concert with Unicom in relation to the Proposals under the Takeovers Code notwithstanding their connections with either JPMorgan or Citigroup. However, the Exempt Principal Traders are prohibited under Rule 35.4 of the Takeovers Code from voting the Netcom Shares beneficially owned by them at the Court Meeting although they are Disinterested Netcom Shareholders and, as such, their Netcom Shares will form part of the Scheme Shares.

None of the conditions (a) to (m) and (o) above can be waived by Unicom or Netcom. Netcom does not have the right to waive any of the conditions. Unicom reserves the right to waive both or either of conditions (n) or (p) above. All of the conditions will have to be satisfied or waived, as applicable, on or before 30 November 2008 (or such later date as Unicom and Netcom may agree and the High Court may allow), otherwise the Proposals, including the Scheme, will lapse. Unicom and Netcom have agreed to extend the date for all of the above conditions to be satisfied or waived, as applicable, from 30 September 2008 (as stated in the Announcement) to 30 November 2008 to accommodate the timetable of the High Court for the Court Hearing. As at the Latest Practicable Date, none of the conditions referred to above have been satisfied. Assuming that all of the above conditions are satisfied or waived, as applicable, it is expected that the Scheme will become effective on or before 31 October 2008.

Each of the ADS Proposal and the Option Proposal is conditional upon the Scheme becoming effective.

The Netcom Shareholders, the Netcom ADS Holders, the Netcom Optionholders and all potential investors in Netcom should be aware that the implementation of the Proposals, including the Scheme, is subject to the conditions set out above being satisfied or waived, as applicable, and thus, the Proposals, including the Scheme, may or may not become effective. The Netcom Shareholders, the Netcom ADS Holders, the Netcom Optionholders and all potential investors in Netcom should therefore exercise caution when dealing in the Netcom Shares, the Netcom ADSs or the Netcom Options or other securities of Netcom. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

5.           UNDERTAKINGS

Netcom BVI has given an irrevocable undertaking to Unicom to vote in favour of all of the resolutions for the approval of the Scheme and any related matters for its implementation to be proposed at the Court Meeting and the Netcom EGM. Netcom BVI is legally and beneficially interested in an aggregate of 4,647,449,014 Netcom Shares, representing approximately 69.37% of the issued share capital of Netcom as at the Latest Practicable Date. Under the irrevocable undertaking, Netcom Parent has also undertaken to use its best endeavours to procure the performance by Netcom BVI of its obligations under the irrevocable undertaking.

Netcom BVI has also received an irrevocable instruction to vote in favour of all of the resolutions for the approval of the Scheme and any related matters for its implementation at the Court Meeting and the Netcom EGM in respect of the 149,683,549 Netcom Shares, representing approximately 2.23% of the issued share capital of Netcom as at the Latest Practicable Date, which Netcom BVI holds as trustee on behalf of a state-owned entity.

In addition, Telefónica has given an irrevocable undertaking to Unicom to vote in favour of all of the resolutions for the approval of the Scheme and any related matters for its implementation to be proposed at the Court Meeting and the Netcom EGM in respect of its holding of 333,971,305 Netcom Shares, representing approximately 4.99% of the issued share capital of Netcom as at the Latest Practicable Date.

Under the terms of the irrevocable undertakings given by Netcom BVI and Telefónica and the irrevocable instruction received by Netcom BVI, all of them would lapse (a) if the Announcement had not been released by 30 June 2008 or (b) if Unicom announced, with the consent of the Executive and before the posting of this document, that it did not intend to proceed with the Scheme or (c) if the Scheme lapses or is withdrawn in accordance with its terms or (d) in the event of a higher competing offer for Netcom made by a third party.

In addition to these conditions, the undertakings given by Netcom BVI and the irrevocable instruction received by Netcom BVI would also lapse if the Scheme is not approved at the Court Meeting or the Netcom EGM. Furthermore, the undertaking given by Telefónica would likewise lapse (a) if the Scheme is not approved at the Court Meeting or the Netcom EGM by 30 November 2008 or (b) if since the date of the undertaking, there is a material adverse change in the business, financial or trading position of Unicom or (c) in the event that Rothschild did not render an opinion that the Proposals were fair and reasonable.

6.        REASONS FOR AND BENEFITS OF THE PROPOSED MERGER

      The management of Unicom and Netcom believe that there are strong commercial reasons for the proposed merger. After the proposed merger, the Enlarged Group is expected to take steps to establish a leading position in the 3G wireless industry, integrate its wireless and fixed-line businesses and build a strong market position in the ten provinces in Northern China where the Netcom Group has operations, which is expected to enhance the Enlarged Group’s brand recognition and increase its overall competitiveness, business scale and shareholder value.

(1)      Provide a full spectrum of telecommunications services

(a)       Provide a full spectrum of integrated services and products

      If the proposed merger is completed, the Enlarged Group is expected to have the capability to deliver a full spectrum of telecommunications services. By effectively consolidating its businesses and underlying supporting systems, the Enlarged Group is expected to be able to provide integrated and customised telecommunications services and products to address the different needs of its diverse customer base.

(b)      Combine the expertise in wireless and fixed-line businesses to enhance innovation capabilities

      By integrating the Netcom Group’s and the Unicom Group’s extensive resources and expertise in wireless and fixed-line businesses, the Enlarged Group is expected to be able to enhance its innovation capabilities, thereby enabling it to deliver better products and services that integrate wireless and fixed-line services and are in line with the overall development and trend of the global telecommunications industry.

(2)       Reinforce brand recognition and market position

      The proposed merger is expected to improve the Enlarged Group’s business capabilities, enabling it to secure a licence to conduct business with 3G technology, which is advanced telecommunications technology with broad applications. In addition to the Enlarged Group’s intended focus on GSM and future 3G businesses, it is intended that the Enlarged Group will take steps to enhance the quality and service level of its wireless network and take steps to launch high quality, cutting edge 3G services, which are expected to help maintain wireless average revenue per user (ARPU) at a stable level and strengthen the brand recognition of the Enlarged Group.

       At the same time, by integrating wireless and fixed-line technologies and enhancing its broadband capability, the Enlarged Group expects to further drive growth in the wireless and broadband areas of its businesses, provide high quality integrated broadband products and services and effectively promote the Enlarged Group’s brand name.

       In addition, it is expected that the Enlarged Group will have a significantly larger subscriber base, which is expected to enable it to achieve economies of scale and enhance its brand awareness. Furthermore, the broader presence and coverage of marketing and customer service networks are expected to effectively enhance the Enlarged Group’s brand recognition and market position.

(3)       Multi-faceted resource sharing

(a)       Client

       Based on the subscriber base of Unicom and Netcom as at 30 June 2008, the Enlarged Group is expected to have a combined total subscriber base of 259 million users, including 128 million GSM users, 109 million local access users and 23.36 million broadband users. The Enlarged Group is expected to have a multi-tiered and diversified client base, which will include government, corporate, household and individual clients. By fully utilising its client base, particularly the government and corporate clients in the ten provinces in Northern China where the Netcom Group has operations, the Enlarged Group is expected to have more cross-selling and bundling opportunities, which may result in increased revenue and enhanced client loyalty.

(b)       Sales and marketing

       The proposed merger is expected to enable the Enlarged Group to improve and increase the coverage of its distribution channels nationwide, especially in the ten provinces in Northern China where the Netcom Group has operations. Based on the number of sales outlets of Unicom and Netcom as at 30 June 2008, the number of self-operated sales outlets of the Enlarged Group is expected to exceed 18,000, among which 5,000 were previously operated by Unicom and over 13,000 were previously operated by Netcom. By fully consolidating and utilising its distribution channels, the Enlarged Group is expected to reduce its overall dependence on agency channels, effectively increasing its control over its distribution channels and improving its operating efficiency.

       The Enlarged Group is expected to have a larger client base and enhanced sales distribution channels to implement its sales and marketing initiatives, and create opportunities for innovation and development of customised marketing strategies to address different market needs. Furthermore, it is expected that the Enlarged Group may improve its marketing and sales efficiency and reduce marketing expenditures by implementing unified advertising strategies for a single brand.

(c)       Procurement

       The Enlarged Group’s increased scale and centralised supply chain management are expected to strengthen its bargaining power and reduce its procurement costs.

       The proposed merger is expected to help the Enlarged Group to consolidate its major supplier resources, optimise its supplier relationships and improve its business and technology development through greater collaboration with its suppliers.

(d)      Network

       Based on the network resources of Unicom and Netcom as at 31 May 2008 and 30 June 2008, the Enlarged Group is expected to have approximately 5.74 million kilometres of long distance fiber optic cables, 0.92 million kilometres of transmission pipes, 1.44 million kilometres of pole lines, 0.17 million wireless base stations and 0.43 million PHS base stations.1 If the proposed merger is completed, it is expected that the Enlarged Group will facilitate resource sharing across its different networks and reduce leasing, operating and maintenance costs, while enhancing its network coverage and transmission quality.

       At the same time, it is intended the Enlarged Group will fully utilise its existing resources to conduct centralised planning for future investments in backbone, transmission network, base stations and intranet stations, thereby minimising repetitive construction to achieve cost savings.

(4)      Enhanced human capital

       After the proposed merger, the Enlarged Group is expected to have access to enhanced expertise in the areas of wireless, fixed-line and broadband, which may enable it to tap into Unicom’s and Netcom’s complementary human capital and enhance its talent pools. By fully leveraging on its human capital, the Enlarged Group is expected to further enhance its overall competitiveness and lay a strong foundation for its long-term development.

       The proposed merger is expected to enable the Enlarged Group to centralise its human resources functions. By repositioning certain back office employees, the Enlarged Group is expected to be able to focus on committing its human resources to key business areas, such as sales and marketing.

       After the proposed merger, the Enlarged Group is expected to have access to strong human resources and the capability to optimise human capital development planning based on existing staff structure and future development needs.

(5)       Optimised capital structure with enhanced financing capacity

       The proposed merger of Unicom and Netcom and the CDMA Business Disposal are expected to enable the Enlarged Group to reduce its combined debt levels, optimise its capital structure and enhance its financing capacity. Furthermore, the expected improvement to its overall financial strength will enable the Enlarged Group to optimise its investment strategy and increase investment in key business areas, such as wireless, broadband, value-added services and related businesses.

       In addition, the Enlarged Group is expected to be able to effectively access the domestic and international capital markets in order to diversify its funding sources, resulting in stronger support for its future business development.

1	Statistics on transmission pipes, pole lines and PHS base stations as at 31 May 2008. Wireless base stations include GSM only and GSM and CDMA shared base stations.

       The management of Unicom and Netcom do not expect that the benefits referred to above would be materially adversely affected if the proposed CDMA Business Disposal is not completed.

7.        BUSINESS STRATEGIES OF THE ENLARGED GROUP

       China’s telecommunications industry has experienced rapid growth in recent years. In 2007, the aggregate revenue of China’s telecommunications industry reached RMB1,854.5 billion. In terms of the number of wireless and fixed-line subscribers, China has emerged as the largest telecommunications market in the world. A favourable and stable macroeconomic environment combined with relatively low penetration rate is expected to drive further growth in China’s telecommunications industry in the next few years. In particular, the improving living standards in China and the increase in demand for 3G, broadband and value-added services are expected to continue to provide a favourable environment for the future growth of the Enlarged Group.

       By combining the resources and business strengths of Unicom and Netcom in different areas, and upon obtaining a licence for mature 3G technology, it is intended that the Enlarged Group will aim to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of China’s telecommunications market.

       To achieve this, the Enlarged Group will focus on implementing the following business strategies:

(1)       Establish a cutting edge 3G business and enhance brand image and core competence

       It is intended that the Enlarged Group will continue to improve the service quality of its GSM business, which is expected to be a strong foundation for the development of its 3G business. Upon being granted a 3G licence, it is planned that the Enlarged Group would invest in a 3G network as well as in related businesses, provide high quality services and products by combining the technology, product maturity and advantages of 3G, particularly in the areas of data and various value-added services, establish a market leading position in the domestic 3G market and further promote the overall brand image of the Enlarged Group. The Enlarged Group is expected to rely on the improved capabilities in integrated wireless communications services to actively explore existing and newly developed middle- to high-end markets and aims to capture a one-third share of the future 3G market in terms of number of subscribers, optimise the structure of its client base, increase its business income and enhance its profitability.

(2)       Leverage on full service advantage in driving product innovation and market expansion

       As the telecommunications operator with balanced full-service capabilities in China’s telecommunications market, it is envisaged that the Enlarged Group would leverage on its technical expertise and business development abilities in both wireless and fixed-line areas to drive the integration of wireless and fixed-line technologies and businesses, and take measures to establish a mature and integrated full service operation system. At the same time, by referring to international experience and active innovation, the Enlarged Group is expected to provide various high value-added integrated telecommunications solutions, which will address different customer needs in wireless and fixed-line telecommunications.

(3)       Fully develop broadband multimedia business and accelerate the conversion into an information service provider

       It is planned that the Enlarged Group would continue to invest in its broadband business, enhance the development model of combining “access and content” and combine Internet-based applications, content, data and multimedia, all of which are expected to be the driving forces for future development of the broadband business, thereby enhancing the competitiveness of the Enlarged Group in broadband business. It is intended that the Enlarged Group would take advantage of the opportunities provided by the PRC’s government’s initiatives of “Accelerating the Integration of Information and Industrialisation” to actively develop information and communication technology services to satisfy the information service needs of local government and corporate clients.

(4)       Optimise investments and increase network coverage and service levels

       It is planned that the Enlarged Group would use its strong cash flow after the proposed merger to optimise its investment portfolio by increasing investment in key business areas, such as wireless, broadband, value-added services and information support systems, and improve network coverage and optimise communications quality. The management of Unicom expects the wireless capital expenditure of the Enlarged Group in 2008 to increase by approximately 100% compared to the 2008 wireless capital expenditure announced by Unicom. The total 2009 and 2010 wireless capital expenditure of the Enlarged Group is estimated to amount to RMB100 billion and will primarily be allocated to the development of the 3G business.

       It is intended that the Enlarged Group would implement differentiated investment strategies, with its 2G business focusing on increasing depth and breadth, its 3G business focusing on key areas and its fixed-line business focusing on investment return. It is intended that the Enlarged Group would promote its integrated network service capabilities by implementing centralised investment planning and fully utilising and optimising existing network resource.

(5)       Integrate client and distribution channel resources and enhance marketing efficiencies

       It is intended that the Enlarged Group would leverage on its multi-tiered and diverse client base and is expected to increase cross-selling and bundling sale opportunities in order to increase its market share among all types of clients, in particular government and corporate clients in the ten provinces in Northern China. It is envisaged that the Enlarged Group would utilise its own distribution channels to increase the proportion of sales through its own distribution channels and enhance direct sale capabilities, resulting in stronger control over various distribution channels and improvement of its overall sales capabilities.

       In addition, the Enlarged Group will develop unified advertising and promotion strategies in order to enhance marketing efficiencies.

(6)       Improve service quality and enhance a customer-centric culture

       It is planned that the Enlarged Group would integrate the customer service resources of both Unicom and Netcom and provide customised and innovative services based on different customers’ needs. At the same time, it is intended that the Enlarged Group would improve operational efficiency, enhance service interface platform, optimise service workflow, increase service capability and quality and further enhance a customer-centric culture.

       The directors of Unicom and Netcom believe that the effective implementation of the above business strategies would enable the Enlarged Group to become a world-class broadband communications and information services provider with integrated wireless and fixed-line technologies, and fully realising its potential in the expanding telecommunications market in China.

8.        INTENTIONS OF UNICOM WITH REGARD TO NETCOM

       If the Scheme is approved and the Proposals becomes effective, Unicom intends to continue with the existing business of Netcom and has no intention to introduce any major changes to the business of Netcom or to redeploy any fixed assets of the Netcom Group.

After the completion of the proposed merger of Unicom and Netcom, the Enlarged Group is expected to be an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value added services to its subscribers, and is expected to be granted a 3G licence. Unicom intends to take measures to combine the experience and technologies of the Unicom Group and the Netcom Group in the wireless and fixed-line businesses, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments.

Furthermore, Unicom intends to fully utilise the network and hardware resources of Unicom and Netcom to effectively expand network coverage, increase network capacity, and improve transmission quality. Unicom also intends to share customer resources and create more cross-selling and bundling sales opportunities. In addition, Unicom intends to integrate the sales channels of Unicom and Netcom and establish a unified national network of sales, distribution and services, particularly in the ten provinces in Northern China where Netcom has operations.

Unicom does not intend to discontinue the employment of any of the employees of the Netcom Group and intends to maintain the stability of the Netcom Group’s workforce. Unicom intends that the management teams of Unicom and Netcom be integrated and utilised to an optimal capacity in order to realise the synergies of the combined businesses of the Enlarged Group.

Upon the completion of the proposed merger, Mr. Chang Xiaobing will become the Chairman and Chief Executive Officer of the Enlarged Group. The management of the Enlarged Group is expected to be mainly drawn from the existing management of Unicom and Netcom.

Unicom and Netcom have established a joint working team led by Mr. Chang Xiaobing to focus on the integration of Unicom and Netcom so as to ensure a smooth implementation of the business strategies of the Enlarged Group following the completion of the proposed merger. The integration work is expected to commence immediately after the proposed merger has been completed and the majority of the integration work is expected to be completed within one year. Upon the completion of the proposed merger, Unicom will change its company name to “China Unicom (Hong Kong) Limited 中國聯合網絡通信(香港)股份有限公司”, with “China Unicom 中國聯通” as its short name.

9.        COMPARISONS OF VALUE

Capital Value

       Based on the weighted average traded price of each Unicom Share of HK$17.76 on the Hong Kong Stock Exchange on the Last Trading Date, the value of each Netcom Share of HK$26.78 under the Share Proposal represents:

(a)	a premium of approximately 4.4% over the weighted average traded price of each Netcom Share of HK$25.66 on the Hong Kong Stock Exchange on the Last Trading Date;

(b)
a premium of approximately 9.7% over the average closing price of HK$24.41 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the five trading days immediately prior to and including the Last Trading Date;

(c)
a premium of approximately 8.6% over the average closing price of HK$24.66 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the ten trading days immediately prior to and including the Last Trading Date;

(d)
a premium of approximately 12.7% over the average closing price of HK$23.77 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 30 trading days immediately prior to and including the Last Trading Date;

(e)
a premium of approximately 14.8% over the average closing price of HK$23.33 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 60 trading days immediately prior to and including the Last Trading Date;

(f)
a premium of approximately 17.5% over the average closing price of HK$22.80 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 180 trading days immediately prior to and including the Last Trading Date; and

(g)	a premium of approximately 16.4% over the closing price of each Netcom Share of HK$23.00 on the Hong Kong Stock Exchange on the Latest Practicable Date.

      Based on the weighted average traded price of each Unicom Share of HK$15.62 on the Hong Kong Stock Exchange on the Latest Practicable Date, the value of each Netcom Share of HK$23.55 under the Share Proposal represents:

(a)	a discount of approximately 8.2% to the weighted average traded price of each Netcom Share of HK$25.66 on the Hong Kong Stock Exchange on the Last Trading Date;

(b)	a premium of approximately 1.8% over the weighted average traded price of each Netcom Share of HK$23.14 on the Hong Kong Stock Exchange on the Latest Practicable Date;

(c)
a premium of approximately 1.5% over the average closing price of HK$23.20 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the five trading days immediately prior to and including the Latest Practicable Date;

(d)
a premium of approximately 0.3% over the average closing price of HK$23.49 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the ten trading days immediately prior to and including the Latest Practicable Date;

(e)
a premium of approximately 2.6% over the average closing price of HK$22.95 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 30 trading days immediately prior to and including the Latest Practicable Date;

(f)
a premium of approximately 2.4% over the average closing price of HK$22.99 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 60 trading days immediately prior to and including the Latest Practicable Date; and

(g)
a premium of approximately 1.7% over the average closing price of HK$23.16 of each Netcom Share based on the daily closing prices of Netcom Shares as quoted on the Hong Kong Stock Exchange for the 180 trading days immediately prior to and including the Latest Practicable Date.

      Based on the weighted average traded price of each Unicom ADS of US$20.97 on the New York Stock Exchange on the Last ADS Trading Date, the value of each Netcom ADS of US$63.25 under the ADS Proposal represents:

(a)	a premium of approximately 2.2% over the weighted average traded price of each Netcom ADS of US$61.88 on the New York Stock Exchange on the Last ADS Trading Date;

(b)
a premium of approximately 4.1% over the average closing price of US$60.74 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the five trading days immediately prior to and including the Last ADS Trading Date;

(c)
a premium of approximately 0.8% over the average closing price of US$62.76 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the ten trading days immediately prior to and including the Last ADS Trading Date;

(d)
a premium of approximately 3.2% over the average closing price of US$61.28 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 30 trading days immediately prior to and including the Last ADS Trading Date;

(e)
a premium of approximately 5.7% over the average closing price of US$59.84 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 60 trading days immediately prior to and including the Last ADS Trading Date;

(f)
a premium of approximately 7.1% over the average closing price of US$59.08 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 180 trading days immediately prior to and including the Last ADS Trading Date; and

(g)	a premium of approximately 6.2% over the closing price of each Netcom ADS of US$59.57 on the New York Stock

Exchange on the Latest Practicable Date.

      Based on the weighted average traded price of each Unicom ADS of US$20.07 on the New York Stock Exchange on the Latest Practicable Date, the value of each Netcom ADS of US$60.53 under the ADS Proposal represents:

(a)	a discount of approximately 2.2% to the weighted average traded price of each Netcom ADS of US$61.88 on the New York Stock Exchange on the Last ADS Trading Date;

(b)	a premium of approximately 1.2% over the weighted average traded price of each Netcom ADS of US$59.82 on the New York Stock Exchange on the Latest Practicable Date;

(c)
a discount of approximately 0.1% to the average closing price of US$60.57 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the five trading days immediately prior to and including the Latest Practicable Date;

(d)
a discount of approximately 0.5% to the average closing price of US$60.81 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the ten trading days immediately prior to and including the Latest Practicable Date;

(e)
a premium of approximately 2.5% over the average closing price of US$59.03 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 30 trading days immediately prior to and including the Latest Practicable Date;

(f)
a premium of approximately 3.0% over the average closing price of US$58.78 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 60 trading days immediately prior to and including the Latest Practicable Date; and

(g)
a premium of approximately 1.3% over the average closing price of US$59.73 of each Netcom ADS based on the daily closing prices of Netcom ADSs as quoted on the New York Stock Exchange for the 180 trading days immediately prior to and including the Latest Practicable Date.

Net Asset Value

Based on the latest published audited consolidated financial statements of Netcom under HKFRS, the net asset value of Netcom as at 31 December 2007 was approximately RMB82,052 million (approximately HK$93,347 million). This is equivalent to approximately HK$13.93 for each Netcom Share as at the Latest Practicable Date, assuming that none of the outstanding Netcom Options had been exercised.

On that basis, the value of HK$23.55 for each Scheme Share under the Share Proposal, being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$15.62 on the Hong Kong Stock Exchange on the Latest Practicable Date, represents a multiple of 1.69 times of the net asset value for each Netcom Share of HK$13.93.

Earnings

Based on the latest published audited consolidated financial statements of Netcom under HKFRS, the net profit from continuing operations after taxation and extraordinary items of Netcom for the financial year ended 31 December 2007 was approximately RMB11,471 million (approximately HK$13,050 million). This is equivalent to approximately HK$1.95 for each Netcom Share as at the Latest Practicable Date, assuming that none of the outstanding Netcom Options had been exercised.

A calculation of the price earnings multiple based on the value of HK$23.55 for each Scheme Share under the Share Proposal, being the value of 1.508 Unicom Shares based on the weighted average traded price of each Unicom Share of HK$15.62 on the Hong Kong Stock Exchange on the Latest Practicable Date, yields a multiple of 12.08.

10.      FINANCIAL EFFECTS OF THE PROPOSALS

Your attention is drawn to Appendix III to this Explanatory Statement which sets out the unaudited pro forma consolidated financial information of the Enlarged Group which has been prepared for the purpose of illustrating the financial effects of the Proposals and the CDMA Business Disposal.

11.      EFFECTS OF THE PROPOSALS ON THE SHAREHOLDING STRUCTUREs OF NETCOM AND UNICOM

Shareholding Structure of Netcom

      As at the Latest Practicable Date, there were 6,699,197,200 Netcom Shares in issue (including Netcom Shares underlying the Netcom ADSs), 7,098,720 Netcom ADSs outstanding and 125,836,260 outstanding Netcom Options, which were exercisable into 125,836,260 Netcom Shares. Other than the Netcom Shares, the Netcom ADSs and the Netcom Options, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Netcom Shares which are issued by Netcom.

      Based on publicly available information, the table below sets out the shareholding structure of Netcom as at the Latest Practicable Date and following the completion of the Proposals:

Name	As at the Latest Practicable Date		Following completion of the Proposals (assuming all of the outstanding Netcom Options had been exercised)		Following completion of the Proposals (assuming none of the outstanding Netcom Options had been exercised)
	Number of Netcom Shares	%	Number of Netcom Shares	%	Number of Netcom Shares	%

Disinterested Netcom Shareholders comprising:
Netcom BVI	4,647,449,015(1)	69.37%	0	0.00%	0	0.00%
5 PRC Netcom Shareholders	297,698,985(2)	4.44%	0	0.00%	0	0.00%
Telefónica	333,971,305	4.99%	0	0.00%	0	0.00%
ABLP	397,382,288	5.93%	0	0.00%	0	0.00%
Other Public Netcom Shareholders	1,022,695,607	15.27%	0	0.00%	0	0.00%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
	6,699,197,200	100.00%	0	0.00%	0	0.00%
Unicom	0	0.00%	6,825,033,460	100.00%	6,699,197,200	100.00%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	6,699,197,200	100.00%	6,825,033,460	100.00%	6,699,197,200	100.00%
	=============	=============	=============	=============	=============	=============

Notes:

(1)	These Netcom Shares consisted of 4,647,449,014 Netcom Shares in which Netcom BVI was legally and beneficially interested and one Netcom Share held by a wholly-owned subsidiary of Netcom BVI.

(2)	These 297,698,985 Netcom Shares were held by Netcom BVI as trustee on behalf of five PRC Netcom Shareholders.

Shareholding Structure of Unicom

      As at the Latest Practicable Date, there were 13,664,951,945 Unicom Shares in issue (including Unicom Shares underlying the Unicom ADSs), 40,060,116 Unicom ADSs outstanding and 224,547,600 outstanding Unicom Options, which were exercisable into 224,547,600 Unicom Shares. Other than the Unicom Shares, the Unicom ADSs and the Unicom Options, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Unicom Shares which are issued by Unicom.

      Assuming the Scheme becomes effective and none of the outstanding Netcom Options had been exercised, a total of 10,102,389,377 Unicom Shares will be issued. Based on publicly available information and assuming 10,102,389,377 Unicom Shares are issued and there are no other changes in the shareholdings in Unicom prior to the completion of the Proposals, the table below sets out the shareholding structure of Unicom as at the Latest Practicable Date and following the completion of the Proposals:

Name	As at the Latest Practicable Date		Following completion of the Proposals (assuming all of the outstanding Unicom Options had been exercised)		Following completion of the Proposals (assuming none of the outstanding Unicom Options had been exercised)
	Number of Unicom Shares	%	Number of Unicom Shares	%	Number of Unicom Shares	%

Unicom BVI	9,725,000,020	71.17%	9,725,000,020	40.53%	9,725,000,020	40.92%
SK Telecom	899,745,075	6.58%	899,745,075	3.75%	899,745,075	3.79%
Netcom BVI	0	0.00%	7,008,353,114	29.21%	7,008,353,114	29.49%
5 PRC Netcom Shareholders	0	0.00%	448,930,069	1.87%	448,930,069	1.89%
Telefónica(1)	0	0.00%	503,628,727	2.10%	503,628,727	2.12%
ABLP	0	0.00%	599,252,490	2.50%	599,252,490	2.52%
Other Public Unicom Shareholders	3,040,206,850	22.25%	4,806,979,427	20.04%	4,582,431,827	19.27%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	13,664,951,945	100.00%	23,991,888,922	100.00%	23,767,341,322	100.00%
	=============	=============	=============	=============	=============	=============

Note:

(1)       Based on Telefónica’s shareholding of 333,971,305 Netcom Shares as at the Latest Practicable Date.

      Assuming the Scheme becomes effective and all of the outstanding Netcom Options had exercised, a total of 10,292,150,457 Unicom Shares will be issued. Based on publicly available information and assuming 10,292,150,457 Unicom Shares are issued and there are no other changes in the shareholdings in Unicom prior to the completion of the Proposals, the table below sets out the shareholding structure of Unicom as at the Latest Practicable Date and following the completion of the Proposals:

Name	As at the Latest Practicable Date		Following completion of the Proposals (assuming all of the outstanding Unicom Options had been exercised)		Following completion of the Proposals (assuming none of the outstanding Unicom Options had been exercised)
	Number of Unicom Shares	%	Number of Unicom Shares	%	Number of Unicom Shares	%

Unicom BVI	9,725,000,020	71.17%	9,725,000,020	40.22%	9,725,000,020	40.59%
SK Telecom	899,745,075	6.58%	899,745,075	3.72%	899,745,075	3.76%
Netcom BVI	0	0.00%	7,008,353,114	28.98%	7,008,353,114	29.25%
5 PRC Netcom Shareholders	0	0.00%	448,930,069	1.86%	448,930,069	1.87%
Telefónica(1)	0	0.00%	503,628,727	2.08%	503,628,727	2.10%
ABLP	0	0.00%	599,252,490	2.48%	599,252,490	2.50%
Other Public Unicom Shareholders	3,040,206,850	22.25%	4,996,740,507	20.66%	4,772,192,907	19.93%
	－－－－－－－－－	－－－－－－－－－	－－－－－－－－－	－－－－－－－－－	－－－－－－－－－	－－－－－－－－－
Total	13,664,951,945	100.00%	24,181,650,002	100.00%	23,957,102,402	100.00%
	===============	===============	===============	===============	===============	===============

Note:

(1)       Based on Telefónica’s shareholding of 333,971,305 Netcom Shares as at the Latest Practicable Date.

12.      MATERIAL INTERESTS OF NETCOM DIRECTORS AND EFFECT OF THE SCHEME ON SUCH INTERESTS

      As at the Latest Practicable Date, Mr. Zuo Xunsheng, Mr. Li Fushen and Mr. Yan Yixun, all Netcom Directors, have 455,500, 480,000 and 354,000 Netcom Options outstanding, respectively. Their rights under these Netcom Options are identical to those of other Netcom Optionholders. Accordingly, pursuant to the Option Proposal, to the extent that these Netcom Directors do not exercise their outstanding Netcom Options prior to the Options Exercise Deadline, their Netcom Options that remain outstanding at the Scheme Record Time (whether vested or not) will, subject to the Scheme becoming effective, be cancelled by the Board and these Netcom Directors will automatically be granted Special Unicom Options in consideration for the cancellation of their outstanding Netcom Options. In the event that any of these Netcom Directors exercise their Netcom Options before the Options Exercise Deadline, such Netcom Director will be entitled to attend and vote at the Court Meeting as a Disinterested Netcom Shareholder and be bound by the Scheme if it becomes effective. However, none of these Netcom Directors intends to exercise their Netcom Options prior to the Options Exercise Deadline.

      Except for the effects of the Proposals and the Scheme on such interests of Mr. Zuo Xunsheng, Mr. Li Fushen and Mr. Yan Yixun in the Netcom Options as described above and as disclosed in paragraphs 5(a) and 9 of Appendix IV to this Explanatory Statement, none of the Netcom Directors, whether as directors or shareholders or creditors of Netcom or otherwise, has any material interests in the Scheme. Accordingly, other than the interests of the Netcom Directors referred to above in Netcom Options, the Scheme does not have any effect on the interests of the Netcom Directors.

13.      INFORMATION ON NETCOM

Netcom was incorporated in Hong Kong with limited liability on 22 October 1999. Netcom is a leading broadband and fixed-line telecommunications operator in the PRC, with service regions consisting of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. In its service regions, Netcom provides fixed-line voice and value-added services, broadband and other Internet-related services, information and communications technology services, business and data communications services and advertising and media services.

The Netcom Shares were listed on the Hong Kong Stock Exchange on 17 November 2004 (Hong Kong time) and the Netcom ADSs were listed on the New York Stock Exchange on 16 November 2004 (New York time).

Your attention is drawn to the financial information on the Netcom Group and the general information on Netcom set out in Appendices I and IV, respectively, to this Explanatory Statement.

14.      INFORMATION ON UNICOM

General Information

      Unicom was incorporated in Hong Kong with limited liability on 8 February 2000. Unicom, through its subsidiaries, is principally engaged in GSM and CDMA cellular business in 31 provinces, municipalities and autonomous regions in the PRC, the provision of international and domestic long distance calls, data and Internet services and other related telecommunications value-added businesses. In addition, Unicom also operates certain CDMA mobile communications business in the Macau Special Administrative Region.

       The Unicom Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 (Hong Kong time) and the Unicom ADSs were listed on the New York Stock Exchange on 21 June 2000 (New York time).

       Your attention is drawn to the financial information on the Unicom Group and the general information on Unicom set out in Appendices II and V, respectively, to this Explanatory Statement.

Financial and Trading Prospects of Unicom

China’s telecommunications industry has undergone rapid growth and recently became the largest market in the world in terms of the number of fixed-line and wireless subscribers. Relatively low penetration rates, combined with robust macroeconomic conditions, are expected to result in sustainable and rapid growth of the telecommunications industry in China over the next few years.

In response to the changes in the competitive landscape and regulatory policies in China’s telecommunications industry, operators are seeking restructuring opportunities. Upon the completion of the restructuring initiatives contemplated in the Telecoms Restructuring Announcement, there will be three main telecommunications operators with more comparable scale and resources, and with capability to offer fully integrated telecommunications services. This is expected to lead to a more balanced competitive environment and better resource allocation within China’s telecommunications industry. In addition, the expected issuance of 3G wireless licences should result in new opportunities for Unicom and other telecommunications operators.

Unicom has agreed to dispose of the CDMA Business to China Telecom and is pursuing the merger with Netcom. If the proposed transactions are completed, the Enlarged Group is expected to become an integrated telecom full service provider offering mobile, fixed-line, broadband and Internet, and value-added services. The combination of the resources in 3G wireless, broadband and fixed-line businesses, and continued technological innovation, are expected to improve the Enlarged Group’s brand perception and competitive positioning.

If the proposed transactions are completed, the Enlarged Group will discontinue its CDMA business operations. For wireless services, the Enlarged Group will focus on the development of its GSM and future 3G businesses. With the planned expansion of network coverage, improvement of transmission capacity and service quality, it is anticipated that the Enlarged Group will enhance its competitive advantage in its GSM business. Meanwhile, the Enlarged Group is expected to be granted a 3G licence after the completion of the proposed merger. By investing in research and development of 3G services, the Enlarged

Group is expected to facilitate its transition from GSM to 3G technology and enable it to establish leading 3G services in China. These investments are expected to enhance the Enlarged Group’s service capabilities in the wireless sector and expand its customer base, improve user mix, and thus achieve a stable revenue growth. The cash proceeds from the sale of the CDMA Business will primarily be used to increase the investment in the GSM network to expand coverage of the GSM network, improve IT support systems and the value-added business platform and enhance the customer service quality of the GSM business, and to lay a foundation for the future development of 3G business.

Based on the subscriber base of Unicom and Netcom as at 30 June 2008, the Enlarged Group is expected to have a combined total subscriber base of approximately 259 million users, including 128 million GSM users, 109 million local access users and 23.36 million broadband users, which represents cross-selling and bundling opportunities that may potentially lead to increase in customer loyalty, reduction of churn rate and, ultimately, increase in the Enlarged Group’s market share. The economies of scale offered by the effective integration of the resources of Unicom and Netcom in sales and marketing, distribution channels and network coverage are expected to allow the Enlarged Group to realise the synergies from reducing sales and marketing costs, operating and maintenance costs, administration costs as well as capital expenditures.

The directors of Unicom and Netcom expect that the synergies of the merger will be realised gradually after the completion of the proposed transactions. The scale, resources and enhanced financial strength that are expected to result from an integration of the Enlarged Group should enable the Enlarged Group to improve its market position and increase shareholders’ value.

CDMA Business Disposal and Related Transactions

On 2 June 2008, Unicom, CUCL and China Telecom entered into the CDMA Business Disposal Framework Agreement which sets out the terms and conditions on which Unicom, CUCL and China Telecom will proceed with the CDMA Business Disposal whereby CUCL, a wholly-owned subsidiary of Unicom, will sell, and China Telecom will purchase, the CDMA business of CUCL.

On 27 July 2008, Unicom, CUCL and China Telecom entered into the CDMA Business Disposal Agreement which sets out the detailed terms and conditions on which CUCL and Unicom will sell, and China Telecom will purchase, the CDMA Business.

The consideration for the CDMA Business Disposal is RMB43.8 billion (approximately HK$49.8 billion) and is payable in cash by China Telecom in three instalments. The consideration is subject to an adjustment mechanism as set out in the announcement issued by Unicom on 28 July 2008 in relation to the CDMA Business Disposal.

Upon completion of the CDMA Business Disposal, Unicom expects to realise an estimated gain before tax of approximately RMB37.56 billion (approximately HK$42.73 billion) under HKFRS. The estimated gain is calculated by using the consideration for the CDMA Business Disposal to minus (a) the carrying net asset value of the CDMA Business as at 31 December 2007 of RMB4.67 billion, (b) the goodwill in relation to the CDMA Business of RMB0.37 billion arising from Unicom’s past acquisitions of cellular businesses from Unicom Parent, (c) the deferred revenue of RMB1.01 billion for the estimated value of support services expected to be provided to China Telecom at no consideration during the transitional period from the date of completion of the CDMA Business Disposal to 31 March 2009 or after the date of completion of the CDMA Business Disposal and (d) the estimated transaction costs and expenses (other than income tax) of RMB0.19 billion. The carrying net asset value of the CDMA Business is calculated as the CDMA Business’ total assets minus the CDMA Business’ total liabilities as at 31 December 2007.

The gain expected to be recognised in the consolidated income statement of the Unicom Group upon the completion of the CDMA Business Disposal is expected to be different from the estimated gain disclosed above due to (a) the possible adjustment to the consideration for the CDMA Business Disposal to be made in accordance with the price adjustment mechanism referred to above, (b) the possible adjustment to the detailed items of the CDMA Business as agreed in the final list on or before the delivery date in accordance with the completion plan set out in the CDMA Business Disposal Agreement, (c) the changes in estimated transaction costs and expenses (other than income tax) to be incurred in the CDMA Business Disposal, (d) the changes in the net asset value of the CDMA Business from 31 December 2007 to the date of completion of the CDMA Business Disposal and (e) the changes in the above estimated value of support services to be provided to China Telecom at no additional consideration.

Unicom expects to allocate the net proceeds from the CDMA Business Disposal for the following purposes: (a) increasing the investment in the GSM network to expand coverage of the GSM network, improve IT support systems and the value-added business platform and enhance the customer service quality of the GSM business, and to lay a foundation for the future development of 3G business, (b) reducing the debt of the Unicom Group in order to decrease financing costs and (c) funding of working capital and other general corporate purposes.

Your attention is drawn to Appendix III to this Explanatory Statement which sets out the unaudited pro forma consolidated financial information of the Enlarged Group which has been prepared for the purpose of illustrating the financial effects of the Proposals and the CDMA Business Disposal.

In connection with the CDMA Business Disposal, on 27 July 2008, CUCL agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon at any time before 31 December 2008 or within one year after the termination or expiry of the Unicom CDMA Lease pursuant to the Unicom CDMA Lease and the parties to the Unicom CDMA Lease agreed to terminate the Unicom CDMA Lease, in each case with effect from the completion of the CDMA Business Disposal.

On 27 July 2008, Unicom Parent and Unicom New Horizon entered into an agreement to sell the CDMA network to China Telecommunications Corporation, the controlling shareholder of China Telecom, for a consideration of RMB66.2 billion (approximately HK$75.3 billion). The completion of the disposal of the CDMA network is expected to occur on the same date as the completion of the CDMA Business Disposal. On 27 July 2008, China Telecom entered into a lease agreement with China Telecommunications Corporation relating to the leasing of capacity on the CDMA network to China Telecom.

In connection with the CDMA Business Disposal, in order to optimise the allocation of resources, to avoid duplication, to facilitate management and to enhance the efficiency of the operation of the integrated assets, CUCL and China Telecommunications Corporation plan to swap certain assets with each other based on the principle of equality and reciprocity and in accordance with applicable regulatory requirements.

The CDMA Business Disposal is subject to various conditions, including, among other things, (a) the approval of the Unicom Shareholders and the shareholders of Unicom A Share Company for the CDMA Business Disposal, (b) the approval of the independent Unicom Shareholders and the non-affiliated shareholders of Unicom A Share Company for the waiver by CUCL of the option to purchase the CDMA network from Unicom New Horizon and the termination of the Unicom CDMA Lease, (c) the approval of the independent shareholders of China Telecom for the leasing of capacity on the CDMA network by China Telecommunications Corporation to China Telecom and (d) the receipt of any other necessary regulatory or corporate approvals for the completion of the CDMA Business Disposal.

The CDMA Business Disposal is not dependent on the Proposals, but is instead a transaction separate and independent from the Proposals. Accordingly, even if the Scheme becomes effective, the CDMA Business Disposal may or may not be completed, depending on whether the conditions of the CDMA Business Disposal have been satisfied or waived, as applicable. Similarly, the Proposals are not dependent on the completion of the CDMA Business Disposal, nor are they dependent on the conditions of the CDMA Business Disposal being satisfied or waived, as applicable. Accordingly, even if the CDMA Business Disposal is completed, the Scheme may or may not be completed, depending on whether the conditions of the Proposals have been satisfied or waived, as applicable.

The CDMA Business Disposal constitutes a major transaction for Unicom and is subject to the approval of the Unicom Shareholders at the extraordinary general meeting of Unicom to be held on 16 September 2008. Each of the waiver by CUCL of the option to purchase the CDMA network and the termination of the Unicom CDMA Lease constitutes a connected transaction for Unicom and is subject to the approval of the independent Unicom Shareholders at the same extraordinary general meeting of Unicom. As Unicom BVI is regarded as having a material interest in the CDMA Business Disposal, the waiver by CUCL of the option to purchase the CDMA network and the termination of the Unicom CDMA Lease, Unicom BVI will abstain from voting on the resolutions for the approval of these matters at the extraordinary general meeting of Unicom.

The CDMA Business Disposal is not subject to the approval of the shareholders of China Telecom. However, as stated above, the CDMA Business Disposal is subject to, among other things, the leasing of capacity on the CDMA network by China Telecommunications Corporation to China Telecom being approved by the independent shareholders of China Telecom as it constitutes a connected transaction for China Telecom. Such independent shareholders’ approval will be sought by China Telecom at the extraordinary general meeting of China Telecom to be held on 16 September 2008.

Assuming the approvals of the shareholders of Unicom and China Telecom referred to above are obtained and all of the other conditions of the CDMA Business Disposal are satisfied or waived, as applicable, completion of the CDMA Business Disposal will take place on 1 October 2008 (or such other date as the parties thereto may agree) and before the Effective Date.

If not all of the conditions of the CDMA Business Disposal are satisfied or waived, as applicable, on or before 31 December 2008 (or such other date as Unicom, CUCL and China Telecom may agree), the CDMA Business Disposal Agreement will automatically terminate.

Please see the announcements issued by Unicom and China Telecom on 2 June 2008 and 28 July 2008, the circular to the Unicom Shareholders dated 1 August 2008 and the circular to the shareholders of China Telecom dated 1 August 2008, each in relation to the CDMA Business Disposal for further details.

Unicom EGM to Approve the Proposals

As stated in paragraph 4 headed “Conditions of the Proposals and the Scheme” in this Explanatory Statement, one of the conditions of the Proposals and the Scheme is the approval of the Unicom Shareholders having been obtained for, among other things, the Proposals and the adoption of the Special Purpose Unicom Share Option Scheme.

As none of the Unicom Shareholders have a material interest in the matters to be approved at the Unicom EGM, all of the Unicom Shareholders will be entitled to vote on the resolutions to be proposed at the Unicom EGM. However, notwithstanding the foregoing, two of the Netcom Directors, being Ms. Li Jianguo and Mr. Timpson Chung Shui Ming, who hold 602,000 Unicom Shares and 6,000 Unicom Shares, respectively, have each given an undertaking to Netcom to abstain from voting at the Unicom EGM.

The Unicom EGM will be held on 16 September 2008 immediately after the conclusion or adjournment of the Unicom shareholders’ meeting to be held on the same day to approve the CDMA Business Disposal. An announcement of the results of both of the Unicom shareholders’ meetings will be published by Unicom on the Hong Kong Stock Exchange website on 16 September 2008.

Continuing Connected Transactions for Unicom

      Upon the completion of the proposed merger, Netcom will become a wholly-owned subsidiary of Unicom and Netcom Parent will become a substantial shareholder of Unicom (as defined under the Listing Rules). Current continuing connected transactions between Netcom and Netcom Parent will therefore become continuing connected transactions of Unicom. In addition, there are a number of existing transactions between Unicom and its subsidiaries on the one hand and Netcom Parent and its subsidiaries on the other in Unicom’s ordinary course of business. These transactions include interconnection settlement, engineering and information technology services, ancillary telecommunications services, properties leasing, telecommunications facilities leasing and the provision and sharing of management and other support services. Such transactions will also constitute continuing connected transactions of Unicom upon completion of the proposed merger and Unicom will need to comply with the Listing Rules in respect of these transactions, some of which will require the approval of Unicom’s independent shareholders. Furthermore, the terms of the existing continuing connected transactions between Unicom and Unicom Parent relating to the provision of services between the parties will be amended with effect from the Effective Date to include China Netcom (Group) Company Limited, a wholly-owned subsidiary of Netcom, as a party and to facilitate the business and operations of the Enlarged Group, and are subject to the approval of Unicom’s independent shareholders. Details of these continuing connected transactions are set out in the circular to the Unicom Shareholders dated 15 August 2008.

15.      POSSIBLE CONCERT PARTY AGREEMENT

      Each of Unicom and Netcom has been informed by Unicom BVI and Netcom BVI, respectively, that they are not and have never been parties acting in concert with each other or with or in respect of either Unicom or Netcom. Each of Unicom and Netcom has further been informed that Unicom BVI and Netcom BVI intend to enter into the Concert Party Agreement upon or shortly after the last occurrence of (i) the Proposals and the issue of Unicom Shares being duly approved by the requisite majority of the Unicom Shareholders at the Unicom EGM, (ii) the Scheme being duly approved by the requisite majority of the Disinterested Netcom Shareholders other than the Exempt Principal Traders at the Court Meeting and (iii) the special resolutions being duly passed with the requisite majority of the Netcom Shareholders at the Netcom EGM. Pursuant to the Concert Party Agreement, Unicom BVI and Netcom BVI will agree to cooperate actively to obtain or consolidate control of Unicom following the completion of the Scheme. Thus, Unicom BVI and Netcom BVI will only become parties acting in concert in respect of Unicom following the completion of the Scheme but not before. In addition, following the completion of the Scheme, Unicom BVI and Netcom BVI will also be presumed to be acting in concert with each other in respect of Unicom pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code.

      On 26 May 2008, the State-owned Assets Supervision and Administration Commission notified each of Unicom Parent and Netcom Parent, the respective ultimate parent companies of Unicom and Netcom, that, among other things, it may, depending on the outcome of any proposed merger of Unicom and Netcom, consider a merger of Unicom Parent and Netcom Parent. Each of Unicom Parent and Netcom Parent has confirmed to Unicom and Netcom, respectively, that it has not received any notice or other indication and that it is not otherwise aware of the timing or any term of or condition to such merger. On this basis, any merger of Unicom Parent and Netcom Parent will not result in any change of control of Unicom or Netcom and will not give rise to any implication under Rule 26 of the Takeovers Code.

16.      RISK FACTORS

       You should carefully consider the following risk factors in deciding whether to vote in favour of or against the Scheme.

      You are also encouraged to refer to and carefully consider the sections headed “Item 3 — Key Information — Risk Factors” in the annual reports of Unicom and Netcom on Form 20-F for the year ended 31 December 2007 filed with the SEC on 20 June 2008 and 22 May 2008, respectively, which contain a more detailed discussion of the principal risks relevant to the Netcom Shareholders and the Netcom ADS Holders in their consideration of the Scheme. Paragraph 28 below headed “Where You Can Find Additional Information” in this Explanatory Statement sets out the information on how to access these documents.

       As the Share Exchange Ratio in the Scheme is fixed, the market value of the consideration to be paid to you in connection with the Scheme will depend on the market values of the Unicom Shares and the Unicom ADSs, respectively, on or after the Effective Date.

Under the Share Proposal and the ADS Proposal, the Scheme Shareholders and the Netcom ADS Holders will receive a fixed number of Unicom Shares and Unicom ADS, respectively, rather than a number of shares with a particular fixed market value. The market values of the Unicom Shares, the Unicom ADSs, the Netcom Shares and the Netcom ADSs on the Effective Date may vary significantly from their respective prices on the Last Trading Date and the Last ADS Trading Date or the date of the Court Meeting and the Netcom EGM. As the Share Exchange Ratio will not be adjusted in order to reflect any changes in the respective market prices of the Unicom Shares, the Unicom ADSs, the Netcom Shares and the Netcom ADSs, the value of the consideration paid to the Scheme Shareholders and the Netcom ADS Holders may be higher or lower than the market value of their Netcom shares or Netcom ADSs on earlier dates.

The Unicom Shares, the Unicom ADSs, the Netcom Shares and the Netcom ADSs have historically been subject to substantial price volatility. No assurance can be given as to the respective market prices of the Unicom Shares, the Unicom ADSs, the Netcom Shares and the Netcom ADSs at any time before the Effective Date or the market prices of the Unicom Shares and the Unicom ADSs after the Effective Date.

The results of operations or the financial condition of the Enlarged Group may differ significantly from the unaudited pro forma consolidated financial information of the Enlarged Group set out in Appendix III to this Explanatory Statement.

The unaudited pro forma consolidated financial information of the Enlarged Group has been prepared for the purpose of illustrating the financial effects of the Proposals and the CDMA Business Disposal as if they had taken place on 1 January 2007 for the pro forma consolidated income statement and the pro forma consolidated cash flow statement, and 31 December 2007 for the pro forma consolidated balance sheet. This pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the financial position of the Enlarged Group that would have resulted had the Proposals and the CDMA Business Disposal been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the Enlarged Group. Accordingly, the results of operations and the financial condition of the Enlarged Group may differ significantly from those illustrated by the unaudited pro forma consolidated financial information of the Enlarged Group set out in Appendix III to this Explanatory Statement.

The Enlarged Group may fail to realise the anticipated benefits of the proposed merger and the proposed merger may also expose the Enlarged Group to uncertainties and risks, any of which could materially adversely affect the future business performance and financial condition of the Enlarged Group. Moreover, even if the anticipated benefits of the proposed merger are achieved, they may not result in revenues or profits superior to those which would have been achieved by Unicom and Netcom separately.

If the Scheme becomes effective, Unicom will commence the process of integrating the existing businesses and operations of Netcom and Unicom. Unicom and Netcom believe that the proposed merger represents an important transaction for them, following the industry trend of convergence between fixed lines and wireless businesses within the PRC, allowing Unicom and Netcom to benefit from increased economies of scale, reinforce their market position, improve their overall competitiveness and lay the foundation for sustainable long-term growth.

Nevertheless, the scale, scope and nature of the integration and customer retention efforts required in connection with the proposed merger present significant challenges, and Unicom and Netcom may be unable to complete the integration of the businesses on the currently scheduled timeline or fully realise the anticipated benefits. In particular, the proposed merger may not meet Unicom’s expectations and the realisation of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside the control of Unicom and Netcom. These factors include, among other things, (a) difficulties in integrating the operations of Netcom and Unicom, including information systems, personnel, policies and procedures, and overlapping operations, subsidiaries and branch networks, (b) unforeseen contingent risks or latent liabilities relating to the proposed merger that may only become apparent in the future, (c) difficulties in managing a much larger business, (d) a failure to complete the CDMA Business Disposal or to achieve the benefits anticipated from such disposal, (e) a failure to obtain the anticipated 3G licence and (f) an increase in competition in the PRC telecommunications industry resulting from the ongoing restructuring of the PRC telecommunications industry which, among other things, may require an increase in marketing efforts.

Any of the above factors could materially adversely affect the future business performance and financial condition of the Enlarged Group. Moreover, integrating the respective businesses of Unicom and Netcom, even if achieved in an efficient, effective and timely manner, may not result in revenues or profits superior to those which would have been achieved by Unicom and Netcom separately. In addition, the reduction in the shareholding of Unicom BVI in Unicom following the completion of the Scheme will result in Unicom being required to repay the loan referred to in paragraph 5 headed “Indebtedness” in Appendix II to this Explanatory Statement.

The completion of the CDMA Business Disposal is subject to various conditions and there is no assurance that it will be completed.

On 27 July 2008, Unicom, CUCL and China Telecom entered into the CDMA Business Disposal Agreement which sets out the detailed terms and conditions on which CUCL and Unicom will sell, and China Telecom will purchase, the CDMA Business. The completion of the CDMA Business Disposal is subject to various conditions, which are discussed in paragraph 14 headed “Information on Unicom — CDMA Business Disposal and Related Transactions” above in this Explanatory Statement. If these conditions for the completion of the CDMA Business Disposal are not satisfied or waived by 31 December 2008 (or such other date as Unicom, CUCL and China Telecom may agree), the CDMA Business Disposal Agreement will automatically terminate. There is no assurance that the conditions for the completion of the CDMA Business Disposal will be satisfied or waived in time.

Even if the CDMA Business Disposal is completed, Unicom may fail to realise the anticipated benefits of the CDMA Business Disposal and the CDMA Business Disposal may also expose Unicom to uncertainties and risks, any of which could materially adversely affect the future business performance and financial condition of the Enlarged Group.

Unicom believes that the CDMA Business Disposal will enable it to focus its financial and operational resources on the enhancement of its GSM business and the anticipated future development of 3G services and, if the proposed merger of Unicom and Netcom is completed, will better enable the Enlarged Group to execute a more focused business development plan, enhance its long-term competitiveness and achieve a more distinct strategic positioning.

However, even if the CDMA Business Disposal is completed, the benefits anticipated to result from the CDMA Business Disposal may not be realised in the expected scale or timeline due to numerous factors, some of which are beyond Unicom’s control, and the CDMA Business Disposal may also expose Unicom to uncertainties and risks. In particular, (a) Unicom may need to further strengthen its customer relationships and may also need to further increase its marketing efforts and expenses, (b) in connection with the completion of the CDMA Business Disposal, a number of its employees will be transferred to China Telecom, including employees who have relevant GSM service related experience and existing job duties, and the completion of the CDMA Business Disposal may result in a loss of key personnel and operational expertise and (c) Unicom may have to further increase capital expenditures for expanding its other existing businesses, including the GSM business.

Any of the above factors could materially adversely affect the future business performance, operating results and financial condition of the Enlarged Group. In addition, the completion of the CDMA Business Disposal will result in Unicom being required to prepay the loan referred to in paragraph 5 headed “Indebtedness” in Appendix II to this Explanatory Statement.

17.      SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares (including the Scheme Shares underlying the Netcom ADSs) will be cancelled. The share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. An application will be made by Netcom to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of the Netcom Shares from the Hong Kong Stock Exchange.

Upon the Scheme becoming effective, Unicom intends to cause Netcom to apply for the delisting of the Netcom ADSs from the New York Stock Exchange and to terminate the Netcom ADS Deposit Agreement. If the Scheme becomes effective, Unicom intends to cause Netcom to file a Form 15 with the SEC to request that Netcom’s reporting obligations under the US Securities Exchange Act be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of Netcom

Shares in the United States to fall below 300.

The Netcom Shareholders and the Netcom ADS Holders will be notified by way of an announcement of the proposed withdrawal of the listings, the last day for dealings in the Netcom Shares and the Netcom ADSs, the Effective Date and the dates on which the withdrawal of the listing of the Netcom Shares on the Hong Kong Stock Exchange and the delisting of the Netcom ADSs from the New York Stock Exchange will become effective.

The listing of the Netcom Shares on the Hong Kong Stock Exchange and the Netcom ADSs on the New York Stock Exchange will not be withdrawn if the Proposals are not approved, lapse or do not become unconditional for any reason.

18.      REGISTRATION AND DESPATCH OF UNICOM SHARE CERTIFICATES, UNICOM ADSs AND OPTION GRANT LETTERS

Scheme Shareholders

In order to determine entitlements under the Scheme, it is proposed that the register of members of Netcom will be closed from Saturday, 11 October 2008, or such other date as may be notified to the Netcom Shareholders by announcement. The transferees of the Netcom Shares or their successors in title should ensure that their Netcom Shares are lodged for registration in their names or in the names of their nominees before 4:30 p.m. on Friday, 10 October 2008. The share registrar of Netcom is Computershare Hong Kong Investor Services Limited, which is located at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Assuming that the Scheme becomes effective on Wednesday, 15 October 2008, the share certificates for the Unicom Shares representing the consideration under the Scheme are expected to be despatched to the Scheme Shareholders or persons nominated by them on or before Saturday, 25 October 2008.

In the absence of any specific instructions to the contrary received in writing by the share registrar of Unicom before the Effective Date, the share certificates for the Unicom Shares representing the consideration under the Scheme will be sent to the Scheme Shareholders whose names appear on the register of members of Netcom at the Scheme Record Time at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the register of members of Netcom in respect of the joint holding. All such share certificates will be sent at the risk of the persons entitled thereto and neither Unicom nor Netcom will be liable for any loss or delay in transmission.

Settlement of the consideration under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Unicom or Netcom may otherwise be, or claim to be, entitled against any Scheme Shareholders.

Netcom ADS Holders

      Upon the Scheme becoming effective, Unicom will allot and issue to the Netcom Depositary, as the sole registered holder of the Scheme Shares underlying the Netcom ADSs, 1.508 new Unicom Shares for each Netcom Share held by the Netcom Depositary as at the Scheme Record Time. As soon as reasonably practicable following the receipt by the Netcom Depositary of such new Unicom Shares, Netcom will cause the Netcom Depositary to deliver such Unicom Shares into the custodial account of the Unicom Depositary for purposes of issuing and delivering new Unicom ADSs pursuant to the Unicom ADS Deposit Agreement. As soon as is reasonably practicable following the delivery by the Netcom Depositary of the new Unicom Shares into the custodial account of the Unicom Depositary, and in any event not later than ten days following the Effective Date, the Unicom Depositary will deliver or cause to be delivered the new Unicom ADSs to Netcom ADS Holders in accordance with instructions received from the Netcom Depositary. Netcom ADS Holders will receive 3.016 new Unicom ADSs for each Netcom ADS held at the Scheme Record Time.

Netcom Optionholders

      Assuming that the Scheme becomes effective on Wednesday, 15 October 2008, the letters granting the Netcom Optionholders Special Unicom Options in consideration for the cancellation of the outstanding Netcom Options held by them at the Scheme Record Time (whether vested or not) are expected to be despatched to the Netcom Optionholders on or before Saturday, 25 October 2008.

      In the absence of any specific instructions to the contrary received in writing by Unicom before the Effective Date, the letters granting the Special Unicom Options will be sent to the Netcom Optionholders at their respective addresses registered with

Netcom. All such letters will be sent at the risk of the Netcom Optionholders and neither Unicom nor Netcom will be liable for any loss or delay in transmission.

      Settlement of the consideration under the Option Proposal will be implemented in full in accordance with the terms of the Option Proposal without regard to any lien, right of set-off, counterclaim or other analogous right to which Unicom or Netcom may otherwise be, or claim to be, entitled against any Netcom Optionholder.

19.      TRADING OF ODD LOTS OF UNICOM SHARES

       In order to facilitate the trading of odd lots of Unicom Shares issued under the Scheme, Unicom has appointed BOCI Securities Limited of 18/F Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong to provide the service to match the sale and purchase of odd lots of such Unicom Shares during the period from Monday, 27 October 2008 to Friday, 14 November 2008 (both days inclusive). Holders of the Unicom Shares issued in odd lots under the Scheme who wish to use this facility may contact the following persons during the period referred to above:

Contact Person	Telephone Number

Law, Pak Hong Passe Vice President	(852) 2718 9663
Retail Trading Department

      Holders of odd lots of Unicom Shares under the Scheme should note that the matching of the sale and purchase of odd lots of Unicom Shares is not guaranteed. Such holders of the Unicom Shares are advised to consult their own professional advisers if they are in doubt about the facility described above.

20.     OVERSEAS NETCOM SHAREHOLDERS, NETCOM ADS HOLDERS AND NETCOM OPTIONHOLDERS

This document has been prepared for the purposes of complying with Hong Kong law, the Takeovers Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Hong Kong.

The making of the Proposals to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Netcom Shareholder, Netcom ADS Holders and Netcom Optionholders wishing to accept any of the Proposals to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Scheme provides that, where the Unicom Directors or the Netcom Directors have been advised that the allotment and issue of the Unicom Shares to an overseas Scheme Shareholder (other than a Scheme Shareholder residing in the United States) may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the Unicom Directors or the Netcom Directors regard as unduly onerous by reason of delay, expense or otherwise, Unicom may allot and issue the relevant Unicom Shares to a person appointed by the Unicom Directors who will sell the same in the market as soon as reasonably practicable and account to the relevant overseas Scheme Shareholder for the net proceeds of sale (after the deduction of all expenses incurred and tax payable in connection with such sale) in full satisfaction of his rights to the Unicom Shares to which but for this provision he would have become entitled under the Scheme, except that no payment will be made of any amount less than HK$50, which will be retained for the benefit of Unicom. The person appointed by the Unicom Directors will sell the relevant Unicom Shares in the market as soon as reasonably practicable on or after the date when the share certificates for their Unicom Shares are expected to be despatched to the other Scheme Shareholders (which date is expected to be on or before Saturday, 25 October 2008) at such price(s) as may reasonably be obtained in the market. In order to give effect to such sale, the person appointed by the Unicom Directors shall be authorised as attorney on behalf of the Scheme Shareholder concerned to execute and deliver a form of transfer or other instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. The net proceeds of sale after deduction of expenses will be sent to the relevant overseas Scheme Shareholder at his own risk within 14 days after any such sale but in any event within 28 days from the Effective Date. In the absence of bad faith or wilful default, none of Unicom, Netcom and the person so appointed shall have any liability for any loss or damage arising as a result of such sale.

21.      INFORMATION FOR NETCOM SHAREHOLDERS AND NETCOM ADS HOLDERS IN THE UNITED STATES

Voting Procedures for Netcom ADS Holders

If you are a Netcom ADS Holder, you cannot vote at the Court Meeting or the Netcom EGM directly, but as a registered Netcom ADS Holder as at 5:00 p.m. on 14 August 2008 (New York time), you may instruct the Netcom Depositary to vote the Netcom Shares underlying your Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement and the ADS Voting Instruction Card. An ADS Voting Instruction Card is enclosed for this purpose and must be completed, signed and returned in accordance with the instructions printed on it as soon as possible, but in any event so as to be received by the Netcom Depositary not later than the ADS Voting Instruction Deadline. ADS Voting Instruction Cards may be returned to the Netcom Depositary at its offices located at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America. You may not change the voting instructions indicated on your completed ADS Voting Instruction Card unless you notify the Netcom Depositary of such change in writing prior to the ADS Voting Instruction Deadline. If you hold Netcom ADSs indirectly through a financial intermediary, you must follow the procedures of the financial intermediary through which you hold your Netcom ADSs if you wish to vote.

If you are a Netcom ADS Holder and wish to attend and vote at the Court Meeting and the Netcom EGM directly, you must surrender your Netcom ADSs and withdraw the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 2 September 2008 (New York time). Furthermore, if you are a Netcom ADS Holder and wish to be entitled to be present in person or be represented by counsel at the Court Hearing to support or oppose the petition for the sanction of the Scheme, you must surrender your Netcom ADSs and withdraw the Netcom Shares represented by such Netcom ADSs in accordance with the terms of the Netcom ADS Deposit Agreement prior to 3:00 p.m. on 9 October 2008 (New York time) so that you can be registered as a Netcom Shareholder prior to the Court Hearing. If you hold Netcom ADSs indirectly through a financial intermediary and wish to attend and vote at the Court Meeting and the Netcom EGM directly or be present in person or represented by counsel at the Court Hearing, you must contact the financial intermediary through which you hold your Netcom ADSs and request it to surrender the Netcom ADSs beneficially owned by you and to withdraw the Netcom Shares. Netcom will pay to the Netcom Depositary the fees for the cancellation of your Netcom ADSs, but you may incur taxes and other charges in connection with such surrender and withdrawal. In order to cancel your Netcom ADSs and withdraw the underlying Netcom Shares, you should contact the Netcom Depositary at Citigroup Shareholder Services, P.O. Box 43099, Providence RI 02940-5000, the United States of America or by telephone at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday. Netcom ADS Holders who intend to surrender their Netcom ADSs in the foregoing manner should not return their ADS Voting Instruction Card.

The Netcom Depositary will provide Netcom ADS Holders with copies of this document and the ADS Voting Instruction Card, which, among other things, will contain instructions as to the actions to be taken by Netcom ADS Holders in order to be registered as Netcom Shareholders and be entitled to directly attend and vote at the Court Meeting and the Netcom EGM and to be present in person or be represented by counsel at the Court Hearing. If you would like further information on surrendering your Netcom ADSs or have any questions relating to this document or the completion and return of the ADS Voting Instruction Card, please contact the Netcom Depositary at 1-877-248-4237 between 8:30 a.m. and 6:00 p.m. (New York time) Monday to Friday. The helpline cannot provide advice on the merits of the Scheme or the Proposals or give any financial advice.

Exemption from Registration Under the US Securities Act

The Unicom Shares to be issued pursuant to the Share Proposal and the ADS Proposal, including the Unicom Shares underlying the Unicom ADSs to be issued pursuant to the ADS Proposal, will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof with respect to the Unicom Shares, including those represented by new Unicom ADSs, to be issued to Netcom Shareholders and Netcom ADS Holders pursuant to the Scheme, Netcom will advise the High Court before the Court Hearing that its sanction of the Scheme will be relied upon by Unicom for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to the Netcom Shareholders, at which hearing all such Netcom Shareholders will be entitled to attend in person or through representation by counsel to support or oppose the sanction of the Scheme and with respect to which adequate notice shall have been given to them.

Neither the SEC nor any state securities commission has approved or disapproved the Unicom Shares or the Unicom ADSs representing those Unicom Shares offered hereby, or passed upon the accuracy or adequacy of this document or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

Certain US Resale Restrictions

       From the Effective Date, the Unicom Shares issued in connection with the Scheme (including those represented by Unicom ADSs) will be freely transferable without restriction under the US Securities Act other than by certain “affiliates” (as such term is defined in Rule 144 under the US Securities Act) of Unicom as described below. Persons who are “affiliates” of Unicom, or who have been “affiliates” of Unicom at any time during a 90-day period immediately before the Effective Date or before a sale by or on behalf of such persons, will be subject to certain US transfer restrictions relating to the Unicom Shares they receive under the Scheme, including those represented by Unicom ADSs. Such persons may not sell their Unicom Shares or Unicom ADSs without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act or in a transaction exempt from such registration requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the US Securities Act).

A Netcom Shareholder or Netcom ADS Holder who believes that he or she may be, may become or has been an affiliate of Unicom should consult his or her own legal advisers prior to any sales of Unicom Shares or Unicom ADSs received, as the case may be, pursuant to the Scheme or the ADS Proposal.

       Paragraph 22 headed “Taxation — US Federal Income Tax Considerations” below in this Explanatory Statement contains a discussion of certain tax consequences applicable to US holders of Netcom Shares and Netcom ADSs.

22.      TAXATION

       The Scheme Shareholders, the Netcom ADS Holders and the Netcom Optionholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Scheme or the Proposals and, in particular, whether the receipt of the consideration under the Scheme or the Proposals would make such Scheme Shareholder, Netcom ADS Holder or Netcom Optionholder liable to taxation in Hong Kong or in other jurisdictions.

Certain Hong Kong Tax Considerations

       As the Scheme does not involve the sale and purchase of Hong Kong stock, no stamp duty will be payable pursuant to the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, on the cancellation of the Scheme Shares (including the Scheme Shares underlying the Netcom ADSs) upon the Scheme becoming effective.

US Federal Income Tax Considerations

       Any discussion of tax issues set forth in this document was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Every investor should seek advice based on its particular circumstances from an independent tax adviser.

      The following summary describes the US federal income tax considerations generally applicable to US Holders (as defined below) of Scheme Shares or Netcom ADSs that exchange their Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs under the Share Proposal or the ADS Proposal, respectively. This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final US Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as at the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to US Holders of Scheme Shares or Netcom ADSs who hold their Scheme Shares or Netcom ADSs, and will hold any Unicom Shares or Unicom ADSs that they receive under the Share Proposal or the ADS Proposal, respectively, as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of US federal income taxation that may be relevant to a particular US Holder of Scheme Shares or Netcom ADSs in light of its particular circumstances or to US Holders of Scheme Shares or Netcom ADSs subject to special treatment under the US federal income tax laws, including:

●	banks, insurance companies, trusts and financial institutions;

●	tax-exempt organisations;

●	mutual funds;

●	US Holders who have a functional currency other than the US dollar;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	dealers in securities or foreign currency;

●	US Holders that are liable for the alternative minimum tax;

●	US Holders of Scheme Shares or Netcom ADSs who have received their Scheme Shares or Netcom ADSs in compensatory transactions;

●	US Holders of Scheme Shares or Netcom ADSs who hold their Scheme Shares or Netcom ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	US Holders who hold Netcom Options;

●
US Holders of Scheme Shares or Netcom ADSs who own, directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, 10% or more of the equity of Netcom;

●
except to the extent discussed below, US Holders of Scheme Shares or Netcom ADSs who will, following the exchange by such US Holders of Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs in connection with the Share Proposal or the ADS Proposal, hold directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, 5% or more of either the total voting power or the total value of the equity of Unicom (such US Holders will be referred to in this document as “5% transferee shareholders”); and

●
US Holders who will own, directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, 10% or more of the equity of Unicom following the exchange of Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs, respectively.

      For the purposes of this summary, a US Holder is:

●	an individual who is a US citizen or resident of the United States for US federal income tax purposes;

●	a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate that is subject to US federal income tax without regard to its source; or

●
a trust if (i) a US court is able to exercise supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a US person for US federal income tax purposes.

If a partnership, or other entity treated as a partnership for US federal income tax purposes, holds Scheme Shares or Netcom ADSs, the US federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships, or other entities treated as partnerships, that hold Scheme Shares or Netcom ADSs should consult their tax advisers regarding the US federal income tax consequences to them of the Share Proposal or the ADS Proposal.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. In addition, this discussion assumes that the Share Proposal and the ADSs Proposal will be consummated according to the terms of the Scheme and as described in this document. The following summary is not binding on the US Internal Revenue Service (the “IRS”). As a result, the IRS could adopt a contrary position, and a contrary position could be sustained by a court.

US Holders of Scheme Shares or Netcom ADSs should consult their own tax advisers concerning the US federal income tax consequences of the Share Proposal and the ADS Proposal, the US federal income tax consequences of the ownership and disposition of any Unicom Shares or Unicom ADSs received by reason of the Share Proposal or the ADS Proposal, and any tax consequences arising under any state, local or non-US taxing jurisdictions.

Exchange of Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs

For US federal income tax purposes, the exchange of Scheme Shares and Netcom ADSs for Unicom Shares and Unicom ADSs under the Share Proposal and the ADS Proposal, respectively, has been structured with the aim of qualifying as a reorganisation under the provisions of Section 368(a) of the Code. Because the determination of whether the exchange of Scheme Shares and Netcom ADSs for Unicom Shares and Unicom ADSs, respectively, will qualify as a reorganisation depends on the resolution of complex issues and facts, there can be no assurances that the exchange of Scheme Shares and Netcom ADSs for Unicom Shares and Unicom ADSs, respectively, will qualify as a reorganisation. Netcom has not obtained, and will not obtain, a ruling from the IRS or an opinion of US legal counsel regarding the qualification of the exchange of Scheme Shares and Netcom ADSs for Unicom Shares and Unicom ADSs as a reorganisation. The remainder of this section assumes that the exchange of Scheme Shares and Netcom ADSs for Unicom Shares and Unicom ADSs will qualify as a reorganisation.

Subject to the PFIC (as defined below) rules discussed below, a US Holder generally will not recognise any gain or loss upon receipt of Unicom Shares or Unicom ADSs under the Share Proposal or the ADS Proposal, respectively, except with respect to any cash received in lieu of fractional Unicom ADSs (as described below). The aggregate adjusted tax basis of Unicom Shares or Unicom ADSs received by a US Holder, including any fractional Unicom ADSs deemed to be received and converted into cash (as described below), should be equal to the aggregate adjusted tax basis of the Scheme Shares or Netcom ADSs surrendered. The holding period of the Unicom Shares or Unicom ADSs received should include the period during which the US Holder held the Scheme Shares or Netcom ADSs.

In the case of a 5% transferee shareholder who exchanges Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs, this treatment will apply provided that the 5% transferee shareholder enters into a gain recognition agreement in accordance with applicable US Treasury regulations. In addition, such 5% transferee shareholders will be required to file certain annual information statements with their US federal income tax returns for each of the first five full taxable years following the taxable year of the Scheme. Such 5% transferee shareholders should consult their tax advisers as to the US federal income tax consequences of the Scheme to them.

A US Holder of Netcom ADSs that receives cash in lieu of a fractional Unicom ADS generally will be treated as having received a fractional Unicom ADS and then as having sold the fractional Unicom ADS for cash. Such US Holder will generally recognise capital gain or loss on any cash received in lieu of a fractional Unicom ADS equal to the difference between the amount of cash received and the basis allocated to the fractional Unicom ADS. Such capital gain or loss generally will be long-term capital gain or loss if the US Holder has held the Netcom ADSs for more than one year at the effective time of the Scheme. Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations under the Code.

The US federal income tax consequences to a US Holder, including a US Holder that is a 5% transferee shareholder, of an exchange of Scheme Shares or Netcom ADSs for Unicom Shares or Unicom ADSs, respectively, would be different from the consequences described above if Netcom were considered to be a passive foreign investment company (a “PFIC”) in the taxable year of the exchange or in any taxable year during which a US Holder has held Scheme Shares or Netcom ADSs. Based on the projected composition of its income and assets, Netcom is not expected to be a PFIC for its current taxable year. However, because this conclusion is a factual determination that is determined at the close of the taxable year and is subject to change on an annual basis, there can be no assurances that Netcom will not be a PFIC for its current taxable year. US Holders that hold Scheme Shares or Netcom ADSs should consult their own tax advisers regarding the US federal income tax consequences if Netcom is or has been a PFIC.

Any US Holder that is a “significant holder” as defined in Section 1.368-3(c) of the US Treasury regulations with respect to Netcom will be required to attach a statement to its US federal income tax return for the taxable year of the Scheme that contains the information listed in Section 1.368-3(b) of the US Treasury regulations. Such statement must include the US Holder’s US federal income tax basis in its Scheme Shares or Netcom ADSs and their fair market value immediately before they were exchanged for Unicom Shares or Unicom ADSs. A “significant holder” generally includes a holder of at least 5% (by vote or value) of the stock of a corporation if the stock is publicly traded or a holder of securities of a corporation with a basis of US$1,000,000 or more. All US Holders of Scheme Shares or Netcom ADSs that receive Unicom Shares or Unicom ADSs, respectively, will be required to retain permanent records of this information. These records should include information regarding the amount, basis and fair market value of Scheme Shares or Netcom ADSs surrendered, as well as other relevant information. All US Holders should consult their own tax advisers regarding any record-keeping and reporting requirements applicable to them in respect of the Scheme.

Ownership and Disposition of Unicom Shares or Unicom ADSs

       The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with the claiming of the reduced rate of tax, as described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the analysis of the creditability of any foreign taxes of any US Holder of Unicom ADSs and the availability of the reduced tax rate for dividends received by non-corporate US Holders of Unicom ADSs, each described below, could be affected by actions taken by US Holders to whom the ADSs are released.

       The discussion below assumes that the representations contained in Unicom ADS Deposit Agreement are true and that the obligations in the Unicom ADS Deposit Agreement and any related agreement will be complied with in accordance with their terms. A US Holder of Unicom ADSs should be treated as the holder of the underlying Unicom Shares represented by those Unicom ADSs for US federal income tax purposes. Exchanges of Unicom Shares for Unicom ADSs and Unicom ADSs for Unicom Shares generally will not be subject to US federal income tax.

Distributions on Unicom Shares or Unicom ADSs

       Subject to the PFIC rules discussed below, the gross amount of any distribution with respect to Unicom Shares or Unicom ADSs will be taxable to US Holders of Unicom Shares or Unicom ADSs as a dividend to the extent of Unicom’s current and accumulated earnings and profits, as determined under US federal income tax principles. To the extent that the amount of any distribution exceeds Unicom’s current and accumulated earnings and profits, as determined under US federal income tax principles, such distribution will first be treated as a tax-free return of capital, to the extent of such US Holder’s adjusted tax basis in Unicom Shares or Unicom ADSs, and thereafter as capital gain.

Subject to certain limitations, dividends paid to non-corporate US Holders, including individuals, with respect to Unicom Shares or Unicom ADSs may be eligible for a reduced rate of taxation if Unicom is deemed to be a “qualified foreign corporation” for US federal income tax purposes and if certain holding period requirements are satisfied. A non-US corporation generally will be considered to be a qualified foreign corporation with respect to dividends paid to non-corporate US investors if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and that includes an exchange of information program or (ii) the shares or ADSs on which such dividends were paid are readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Hong Kong. However, at present, the Unicom ADSs are traded on the New York Stock Exchange, an established securities market in the United States, and, accordingly, Unicom should be considered a qualified foreign corporation with respect to dividends paid to non-corporate US Holders on the Unicom ADSs.

Distributions will be includable in a US Holder’s gross income on the date actually or constructively received by the US Holder. Dividends will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

The US dollar value of any distribution made to a US Holder by Unicom in Hong Kong dollars will be determined by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the US Holder or the Unicom Depositary, respectively, regardless of whether the payment is in fact converted into US dollars on that date. If any Hong Kong dollars received on that date are not converted into US dollars on that date, any subsequent gain or loss from exchange rate fluctuations with respect to such Hong Kong dollars will be ordinary income or loss. This gain or loss will generally be treated as US source gain or loss for US foreign tax credit limitation purposes.

Dividends generally will be treated as income from foreign sources for US foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code, US Holders may elect to claim a credit against their US federal income tax liability in the event that any Hong Kong tax is withheld from dividends received with respect to Unicom Shares or Unicom ADSs. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their personal tax advisers to determine whether and to what extent they would be entitled to such credit. US Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for any Hong Kong tax withheld.

Sale, Exchange or Other Disposition of Unicom Shares or Unicom ADSs

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Unicom Shares or Unicom ADSs, a US Holder generally will recognise capital gain or loss equal to the difference between the amount realised upon the sale, exchange or other disposition of Unicom Shares or Unicom ADSs and the US Holder’s adjusted tax basis in Unicom Shares or Unicom ADSs. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the US Holder has held Unicom Shares or Unicom ADSs for more than one year. Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations under the Code. Any such gain or loss that a US Holder recognises generally will be treated as US source gain or loss for US foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules (PFIC Rules)

Special, generally unfavourable, US federal income tax rules will apply to US Holders that hold Unicom Shares or Unicom ADSs if Unicom is a PFIC at any time during which the US Holder holds Unicom Shares or Unicom ADSs. A non-US corporation generally is classified as a PFIC for US federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

Unicom is not expected to be a PFIC in the current taxable year and is not expected to be a PFIC in future taxable years. However, because this conclusion is a factual determination that is determined at the close of the taxable year and is subject to change on an annual basis, there can be no assurances that Unicom will not be a PFIC for the current taxable year or any future taxable year. US Holders that hold Unicom Shares or Unicom ADSs should consult their own tax advisers regarding the US federal income tax consequences if Unicom is or becomes a PFIC.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to dividends paid to non-corporate US Holders with respect to Unicom Shares and Unicom ADSs, and to proceeds received upon the sale, exchange or other disposition of Unicom Shares or Unicom ADSs by US Holders. Furthermore, backup withholding (currently at a rate of 28%) may apply to such amounts if a US Holder fails to furnish a correct taxpayer identification number, to certify that such US Holder is not subject to backup withholding or to otherwise comply with the backup withholding requirements.

       Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a US Holder’s US federal income tax liability, provided that the US Holder timely furnishes the required information to the IRS. US Holders should consult their own tax advisers as to their qualification for an exemption from backup withholding and the procedure for obtaining such an exemption.

      5% transferee shareholders who intend to enter into gain recognition agreements in accordance with applicable US Treasury regulations must file such agreements with their US federal income tax returns for the taxable year of the Scheme, and will be required to file certain annual information statements with their US federal income tax returns for each of the first five full taxable years following the taxable year of the Scheme. Such 5% transferee shareholders should consult their tax advisers regarding the requirements applicable to them.

23.      COURT MEETING AND NETCOM EGM

      Notices convening the Court Meeting and the Netcom EGM to be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at respectively 4:00 p.m. and 4:30 p.m. (or immediately after the conclusion or adjournment of the Court Meeting) are set out on pages N-1 to N-4 of this document.

      The High Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modification. The Scheme will be subject to the approval by the Disinterested Netcom Shareholders other than the Exempt Prinicpal Traders at the Court Meeting in the manner referred to in paragraph 4 headed “Conditions of the Proposals and the Scheme” above in this Explanatory Statement.

       Immediately following the Court Meeting, the Netcom EGM will be held for the purpose of considering and, if thought fit, passing a special resolution to approve the implementation of the Scheme. All Netcom Shareholders will be entitled to attend and vote on such special resolution at the Netcom EGM.

24.      PROCEDURES FOR DEMANDING A POLL AT THE NETCOM EGM

       In accordance with article 70(a) of the articles of association of Netcom, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)	the Chairman of the meeting; or

(ii)
at least three Netcom Shareholders present in person (or in the case of a Netcom Shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii)
any Netcom Shareholder or Netcom Shareholders present in person (or in the case of a Netcom Shareholder being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Netcom Shareholders having the right to attend and vote at the meeting; or

(iv)
any Netcom Shareholder or Netcom Shareholders present in person (or in the case of a Netcom Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

      A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the Netcom EGM may appoint. On a poll, every Netcom Shareholder present at the Netcom EGM shall be entitled to one vote for every fully paid-up Netcom Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

25.      ACTIONS TO BE TAKEN

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Netcom EGM are enclosed with this document.

Whether or not you are able to attend the Court Meeting or the Netcom EGM, if you are a Disinterested Netcom Shareholder (other than an Exempt Principal Trader), you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting in accordance with the instructions printed on it and if you are a Netcom Shareholder, you are strongly urged to complete and sign the enclosed white form of proxy in respect of the Netcom EGM in accordance with the instructions printed on it, and to deposit them, together with the power of attorney or other authority (if any) under which they are signed or notarially certified copy of such power of attorney or other authority, at Netcom’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong. The pink form of proxy for use at the Court Meeting should be deposited not later than 4:00 p.m. on 15 September 2008 and, in order to be valid, the white form of proxy for use at the Netcom EGM should be deposited not later than 4:30 p.m. on 15 September 2008. The pink form of proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at the Court Meeting if it is not so deposited. The completion and return of a form of proxy for the Court Meeting or the Netcom EGM will not preclude you from attending and voting in person at the Court Meeting or the Netcom EGM. In such event, the relevant form of proxy will be deemed to have been revoked.

If a registered or beneficial owner of Netcom Shares in Hong Kong has questions concerning administrative matters, such as dates, documentation and procedures relating to the Proposals, please call the share registrar of Netcom, Computershare Hong Kong Investor Services Limited, at (852) 2862 8648 between 9:00 a.m. and 6:00 p.m. (Hong Kong time) Monday to Friday from 15 August 2008 to 17 September 2008. This helpline cannot and will not provide advice on the merits of the Proposals or the Scheme or give financial or legal advice.

If you are a Netcom ADS Holder, you should refer to paragraph 21 headed “Information for Netcom Shareholders and Netcom ADS Holders in the United States” above in this Explanatory Statement for further details.

If you are a Netcom Optionholder, you should refer to the Option Proposal Letter for further details.

26.      COSTS OF THE SCHEME

      In the event that the Scheme becomes effective, the costs of the Scheme incurred by Netcom will be borne by Netcom. The costs of the Scheme and of its implementation incurred by Netcom are expected to amount to approximately RMB100 million. These primarily consist of fees for financial advisers, legal advisers, accounting, printing and other related charges.

       In the event that the Scheme does not become effective, each of Netcom and Unicom will bear its own expenses incurred in connection with the Scheme.

27.      FURTHER INFORMATION

       Further information is set out in the Appendices to this Explanatory Statement, all of which form part of this Explanatory Statement.

28.      WHERE YOU CAN FIND ADDITIONAL INFORMATION

In addition to the documents available for inspection set out in Appendix VI to this Explanatory Statement, each of Unicom and Netcom publishes its annual and interim reports, announcements and other corporate communications on their websites at www.chinaunicom.com.hk and www.china-netcom.com, respectively, and on the Hong Kong Stock Exchange’s website at www.hkexnews.hk. Information published by Unicom and Netcom on the Hong Kong Stock Exchange’s website can be found on such website by reference to their respective stock codes or stock names.

Each of Unicom and Netcom also files annual and other reports and submits other information with the SEC. The SEC maintains an Internet website that contains reports and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. Information filed by Unicom and Netcom with the SEC can be found by reference to their respective corporate names or SEC file numbers. You may also read and copy any documents filed by Unicom and Netcom at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, the United States of America. You can call the SEC at 1-800-SEC-0330 (within the United States) or 1-202-551-8090 (outside the United States) for further information on the public reference room and its copy charges.

You should rely only on the information contained or incorporated by reference in this document in order to vote your Scheme Shares at the Court Meeting and the Netcom EGM. Neither Unicom, Netcom, CICC, JPMorgan, Citigroup, Rothschild nor any of their respective directors or associates has authorised anyone to provide you with information that is different from what is contained in this document. This document is dated 15 August 2008. No assumption should be made that the information contained in this document is accurate as at any date other than the Latest Practicable Date, and neither the despatch of this document to the Netcom Shareholders, the Netcom ADS Holders or the Netcom Optionholders nor the payment of the consideration pursuant to the Proposals shall create any implication to the contrary.

29.      LANGUAGE

       The English language text of this document and the accompanying forms of proxy shall prevail over the Chinese language text in the event of any inconsistency.

APPENDIX I FINANCIAL INFORMATION ON THE NETCOM GROUP

      Except for the additional information for the year ended 31 December 2005 and the funding and treasury policies and objectives shown in the paragraph headed “Liquidity and Capital Resources” in section 4 headed “Management Discussion and Analysis” and the information shown in section 5 headed “Indebtedness”, section 6 headed “Material Changes” and section 7 headed “Dividends”, the financial information included in this Appendix I is extracted from the annual report of Netcom for the year ended 31 December 2007 or the annual report of Netcom on Form 20-F for the year ended 31 December 2007 filed with the SEC on 22 May 2008 or the announcement of Netcom on 21 April 2008 for the unaudited revenue for the three months ended 31 March 2008. Unless otherwise defined, capitalised terms in this Appendix I shall have the meanings set out in the “Definitions” section of this document.

1.        THREE YEAR FINANCIAL SUMMARY

      Due to the disposal of Guangdong and Shanghai branches of the Netcom Group in 2007, the operating results of Guangdong and Shanghai branches have been presented as discontinued operations in accordance with HKFRS 5 issued by HKICPA. Also, the acquisition of Beijing Telecom P&D Institute by the Netcom Group in 2007 has been accounted for using merger accounting according to the Accounting Guideline 5 issued by the HKICPA. The financial information for 2005 and 2006 of the Netcom Group is restated accordingly.

       Subject to the adoption of the definitions in this document, the following financial information for 2006 and 2007 is extracted from the audited consolidated financial statements of Netcom for the financial year ended 31 December 2007, prepared in accordance with HKFRS, Hong Kong Accounting Standards (“HKAS”) and interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The financial information for 2005 is extracted from the Financial Summary of the 2007 annual report of Netcom and is unaudited.

RESULTS

	Year ended 31 December
	2005	2006	2007
	(Restated)	(Restated)
	(RMB)	(RMB)	(RMB)
	(in millions, except per share and per ADS information)

Continuing operations:
Revenues	83,927	84,194	84,005
Local usage fees	24,440	22,059	19,989
Monthly fees	18,170	16,546	12,387
Upfront installation fees	1,433	1,364	1,283
DLD usage fees	9,773	9,495	8,769
ILD usage fees	874	819	791
Value-added services	3,970	5,341	6,114
Interconnection fees	7,664	8,432	8,376
Upfront connection fees	3,405	2,406	1,517
Broadband service	7,289	9,916	13,835
Other Internet-related service	556	516	532
Managed data service	1,621	1,413	1,284
Leased line income	2,376	2,540	2,521
Information communications technology services	186	855	3,990
Other services	2,170	2,492	2,617
	－－－－－－－	－－－－－－－	－－－－－－－

Operating expense	(62,868)	(64,643)	(66,739)
Depreciation and amortisation	(24,328)	(24,913)	(25,495)
Network, operations and support	(12,610)	(13,344)	(14,145)
Staff cost	(11,830)	(11,849)	(12,223)

Year ended 31 December
2005	2006	2007
(Restated)	(Restated)
(RMB)	(RMB)	(RMB)
(in millions, except per share and per ADS information)

Selling, general and administrative	(12,726)	(12,607)	(10,615)
Other operating expense	(1,374)	(1,930)	(4,261)
	－－－－－－－	－－－－－－－	－－－－－－－

Other income	—	621	1,221
Interest income	134	135	113
Dividend income	29	—	—
Deficit on revaluation of fixed assets	—	(1,335)	—
	－－－－－－－	－－－－－－－	－－－－－－－

Profit from operations	21,222	18,972	18,600
Financial cost	(3,346)	(3,767)	(3,333)
	－－－－－－－	－－－－－－－	－－－－－－－

Profit before taxation	17,876	15,205	15,267
Taxation	(3,526)	(3,727)	(3,796)
	－－－－－－－	－－－－－－－	－－－－－－－

Profit for the year from continuing operations	14,350	11,478	11,471
	=============	=============	=============

Discontinued operations:
(Loss)/profit for the year from discontinued operations	(400)	1,487	624
	=============	=============	=============

Profit for the year	13,950	12,965	12,095
	=============	=============	=============

Earnings per share for profit from continuing operations attributable to shareholders of Netcom for the year
Basic earnings per share	2.18	1.74	1.72
	－－－－－－－	－－－－－－－	－－－－－－－

Diluted earnings per share	2.17	1.72	1.70
	－－－－－－－	－－－－－－－	－－－－－－－

(Losses)/earnings per share for (loss)/profit from discontinued operations attributable to shareholders of Netcom for the year

Year ended 31 December
2005	2006	2007
(Restated)	(Restated)
(RMB)	(RMB)	(RMB)
(in millions, except per share and per ADS information)

Basic (losses)/earnings per share	(0.06)	0.22	0.09
	－－－－－－－	－－－－－－－	－－－－－－－

Diluted (losses)/earnings per share	(0.06)	0.22	0.09
	－－－－－－－	－－－－－－－	－－－－－－－

Earnings per share from operations attributable to shareholders of Netcom for the year
Basic earnings per share	2.12	1.96	1.81
	－－－－－－－	－－－－－－－	－－－－－－－

Diluted earnings per share	2.11	1.94	1.79
	－－－－－－－	－－－－－－－	－－－－－－－

Basic earnings per ADS	42.40	39.20	36.20
	－－－－－－－	－－－－－－－	－－－－－－－

Diluted earnings per ADS	42.20	38.80	35.80
	－－－－－－－	－－－－－－－	－－－－－－－

Dividend proposed after balance sheet date (HK$)	3,073	3,678	3,951
	=============	=============	=============

Dividend per ordinary share (HK$)	0.466	0.553	0.592
	=============	=============	=============

ASSETS AND LIABILITIES

	As at 31 December
	2005	2006	2007
	(Restated)	(Restated)
	(RMB)	(RMB)	(RMB)
	(in millions)

Fixed assets	168,760	168,141	156,948
Construction in progress	6,822	6,335	3,990
Other non-current assets	12,865	11,380	9,982
Cash and bank deposits	5,065	7,728	5,395
Other current assets	9,610	10,498	10,113
	－－－－－－－	－－－－－－－	－－－－－－－

Total assets	203,122	204,082	186,428
	=============	=============	=============

Short-term bank loans	47,341	30,980	11,850
Accounts payable	16,726	17,661	15,639
Other current liabilities	34,337	42,192	47,104
Long-term bank and other loans	18,143	23,219	14,425
Deferred revenues	10,925	6,198	4,314
Other non-current liabilities	12,363	9,638	11,044
	－－－－－－－	－－－－－－－	－－－－－－－

Total liabilities	139,835	129,888	104,376
	=============	=============	=============

Shareholders’ equity	63,287	74,194	82,052
	=============	=============	=============

Total liabilities and shareholders’ equity	203,122	204,082	186,428
	=============	=============	=============

Note:
Due to the disposal of Guangdong and Shanghai branches of the Netcom Group in 2007, the operating results of Guangdong and Shanghai branches have been presented as discontinued operations in accordance with HKFRS 5 issued by HKICPA. Also, the acquisition of Beijing Telecom P&D Institute by the Netcom Group in 2007 which has been accounted for using merger accounting according to the Accounting Guideline 5 issued by the HKICPA. The financial information for 2005 and 2006 of the Netcom Group is restated accordingly. There were no qualifications in the independent auditor’s report issued by PricewaterhouseCoopers in respect of the original financial statements of each of the three financial years ended 31 December 2005, 2006 and 2007.

2.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

      Subject to the adoption of the definitions in this document, the following information is extracted from the audited consolidated financial statements, prepared in accordance with HKFRS, HKAS and interpretations issued by HKICPA, of Netcom, for the year ended 31 December 2007:

Consolidated Income Statement
For the year ended 31 December 2007

		Year ended 31 December
	Note	2007	2006
		RMB million	RMB million
			Restated Note 2

Continuing operations:
Revenues	7	84,005	84,194
		－－－－－－－	－－－－－－－

Operating expenses
Depreciation and amortisation		(25,495)	(24,913)
Networks, operations and support		(14,145)	(13,344)
Staff costs	15	(12,223)	(11,849)
Selling, general and administrative		(10,615)	(12,607)
Other operating expenses		(4,261)	(1,930)
		－－－－－－－	－－－－－－－

Total of operating expenses	8	(66,739)	(64,643)
		－－－－－－－	－－－－－－－

Other income	9	1,221	621
Interest income		113	135
Deficit on revaluation of fixed assets	21(c)	—	(1,335)
		－－－－－－－	－－－－－－－

Profit from operations		18,600	18,972
Finance costs	10	(3,333)	(3,767)
		－－－－－－－	－－－－－－－

Profit before taxation		15,267	15,205
Taxation	11	(3,796)	(3,727)
		－－－－－－－	－－－－－－－

Profit for the year from continuing operations		11,471	11,478
		=============	=============

Discontinued operations:
Profit for the year from discontinued operations	26	624	1,487
		=============	=============

Profit for the year		12,095	12,965
		=============	=============

Dividends proposed after the balance sheet date	13	3,700	3,695
		=============	=============

	Year ended 31 December
Note	2007	2006
	RMB million	RMB million
		Restated Note 2

Earnings per share for profit from continuing operations attributable to Netcom Shareholders for the year
Basic earnings per Netcom Share	14	RMB1.72	RMB1.74
		=============	=============

Diluted earnings per Netcom Share	14	RMB1.70	RMB1.72
		=============	=============

Earnings per share for profit from discontinued operations attributable to Netcom Shareholders for the year
Basic earnings per share	14	RMB0.09	RMB0.22
		=============	=============

Diluted earnings per Netcom Share	14	RMB0.09	RMB0.22
		=============	=============

Earnings per share from operations attributable to Netcom Shareholders for the year
Basic earnings per Netcom Share	14	RMB1.81	RMB1.96
		=============	=============

Diluted earnings per Netcom Share	14	RMB1.79	RMB1.94
		=============	=============

Consolidated Balance Sheet
As at 31 December 2007

		As at 31 December
	Note	2007	2006
		RMB million	RMB million
			Restated Note 2

Assets
Current assets
Cash and bank deposits	17	5,395	7,728
Accounts receivable	18	8,458	8,283
Inventories and consumables	19	287	416
Prepayments, other receivables and other current assets	20	1,021	1,441
Due from holding companies and fellow subsidiaries	31	347	358
		－－－－－－－	－－－－－－－

Total current assets		15,508	18,226
		－－－－－－－	－－－－－－－

Non-current assets
Fixed assets	21	156,948	168,141
Construction in progress	22	3,990	6,335
Lease prepayments	23	2,494	2,364
Intangible assets	24	1,552	1,591
Deferred tax assets	34	2,693	3,459
Other non-current assets	25	3,243	3,966
		－－－－－－－	－－－－－－－

Total non-current assets		170,920	185,856
		－－－－－－－	－－－－－－－

Total assets		186,428	204,082
		=============	=============

	As at 31 December
Note	2007	2006
	RMB million	RMB million
		Restated Note 2

Liabilities and equity
Current liabilities
Accounts payable	28	15,639	17,661
Accruals and other payables	29	2,950	3,074
Short term commercial paper	30(a)(i)	20,000	9,811
Short term bank loans	30(a)(ii)	11,850	30,980
Current portion of long term bank and other loans	30(b)	5,322	7,304
Due to holding companies and fellow subsidiaries	31	4,598	7,505
Current portion of deferred revenues	32	7,103	7,733
Current portion of provisions	33	3,381	3,736
Taxation payable		3,750	3,029
		－－－－－－－	－－－－－－－

Total current liabilities		74,593	90,833
		－－－－－－－	－－－－－－－

Net current liabilities		(59,085)	(72,607)
		－－－－－－－	－－－－－－－

Total assets less current liabilities		111,835	113,249
		－－－－－－－	－－－－－－－

Non-current liabilities
Long term bank and other loans	30(b)	14,425	23,219
Corporate bonds	30(c)	2,000	—
Due to holding companies and fellow subsidiaries	31	6,169	5,880
Deferred revenues	32	4,314	6,198
Provisions	33	2,007	2,586
Deferred tax liabilities	34	856	1,156
Other non-current liabilities		12	16
		－－－－－－－	－－－－－－－

Total non-current liabilities		29,783	39,055
		－－－－－－－	－－－－－－－

Total liabilities		104,376	129,888
		－－－－－－－	－－－－－－－

Financed by:
Share capital	35	2,206	2,199
Reserves		79,846	71,995
		－－－－－－－	－－－－－－－

Shareholders’ equity		82,052	74,194
		－－－－－－－	－－－－－－－

Total liabilities and equity		186,428	204,082
		=============	=============

Balance Sheet — Netcom
As at 31 December 2007

		As at 31 December
	Note	2007	2006
		RMB million	RMB million

Assets
Current assets
Cash and bank deposits	17	113	1,772
Due from subsidiaries	27	10,490	9,411
Prepayments, other receivables and other current assets	20	16	268
		－－－－－－－	－－－－－－－

Total current assets		10,619	11,451
		－－－－－－－	－－－－－－－

Non-current assets
Investments in subsidiaries	27	71,000	62,937
		－－－－－－－	－－－－－－－

Total assets		81,619	74,388
		=============	=============

Liabilities and equity
Current liabilities
Accruals and other payables	29	46	136
Due to subsidiaries	27	14,271	12,754
		－－－－－－－	－－－－－－－

Total current liabilities		14,317	12,890
		－－－－－－－	－－－－－－－

Net current liabilities		(3,698)	(1,439)
		－－－－－－－	－－－－－－－

Total assets less current liabilities		67,302	61,498
		－－－－－－－	－－－－－－－

Non-current liabilities
Long term bank and other loans		9	—
Due to holding company and fellow subsidiaries	31(c)	403	—
		－－－－－－－	－－－－－－－

Total non-current liabilities		412	—
		－－－－－－－	－－－－－－－

Total liabilities		14,729	12,890
		－－－－－－－	－－－－－－－

Financed by:
Share capital	35	2,206	2,199

	As at 31 December
Note	2007	2006
	RMB million	RMB million

Reserves	37	64,684	59,299
		－－－－－－－	－－－－－－－

Shareholders’ equity		66,890	61,498
		－－－－－－－	－－－－－－－

Total liabilities and equity		81,619	74,388
		=============	=============

Consolidated Statement of Changes in Equity
For the year ended 31 December 2007

	Attributable to equity holders of Netcom
	Share capital	Share premium	Capital reserve	Statutory reserve	Revaluation reserve	Other reserve	Retained earnings	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)

Balance as at 1 January 2006	2,181	42,750	387	8,550	4,101	(5,203)	10,244	63,010
Adjustments for the acquisition (Note 2)	—	—	—	—	—	238	39	277
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Balance at 1 January 2006, as restated	2,181	42,750	387	8,550	4,101	(4,965)	10,283	63,287
Transfer to statutory reserve (Note 12)	—	—	—	2,406	—	—	(2,406)	—
Appropriation to statutory reserve (Note 12)	—	—	—	855	—	—	(855)	—
Transfers to retained earnings in respect of depreciation differences on revalued assets	—	—	—	—	(1,933)	(51)	1,984	—
Revaluation surplus (Note 21)	—	—	—	—	1,071	—	—	1,071
Currency translation differences (i)	—	—	—	—	—	(79)	—	(79)
Movement of deferred tax recognised in equity (Note 34)	—	—	—	—	(353)	—	—	(353)
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Net income/(expense) recognised directly in equity	—	—	—	3,261	(1,215)	(130)	(1,277)	639
Profit for the year from continuing operations	—	—	—	—	—	—	11,478	11,478
Profit for the year from discontinued operations	—	—	—	—	—	—	1,487	1,487
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Total income recognised for 2006	—	—	—	3,261	(1,215)	(130)	11,688	13,604
Dividends for 2005 distributed during the year (Note13)	—	—	—	—	—	—	(3,196)	(3,196)
Exercise of Netcom Options (Note 35)	18	545	(73)	—	—	—	—	490
Distributions to owners	—	—	—	—	—	—	(66)	(66)
Share-based payments	—	—	75	—	—	—	—	75
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Balance as at 31 December 2006	2,199	43,295	389	11,811	2,886	(5,095)	18,709	74,194
	==========	==========	==========	==========	==========	==========	==========	==========

(i)	Including accumulated currency translation differences realized upon disposal of Asia Netcom Corporation Limited amounting to RMB29 million.

	Attributable to equity holders of Netcom
	Share capital	Share premium	Capital reserve	Statutory reserve	Revaluation reserve	Other reserve	Retained earnings	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35)

Balance as at 1 January 2007	2,199	43,295	389	11,811	2,886	(5,095)	18,709	74,194
Transfer to statutory reserve (Note 12)	—	—	—	1,517	—	—	(1,517)	—
Appropriation to statutory reserve (Note 12)	—	—	—	868	—	—	(868)	—
Transfers to retained earnings in respect of depreciation differences on revalued assets	—	—	—	—	(2,031)	(104)	2,135	—
Transfers to retained earnings in respect of revaluation reserve relating to disposal of Guangdong and Shanghai branches	—	—	—	—	(69)	20	49	—
Currency translation differences	—	—	—	—	—	(15)	—	(15)
Movement of deferred tax recognised in equity (Note 34)	—	—	—	—	111	(664)	—	(553)
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Net income/(expense) recognised directly in equity	—	—	—	2,385	(1,989)	(763)	(201)	(568)
Profit for the year from continuing operations	—	—	—	—	—	—	11,471	11,471
Profit for the year from discontinued operations	—	—	—	—	—	—	624	624
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Total income recognised for 2007	—	—	—	2,385	(1,989)	(763)	11,894	11,527
Dividend related to 2006 distributed during the year (Note 13)	—	—	—	—	—	—	(3,600)	(3,600)
Distributions to owners	—	—	—	—	—	—	(48)	(48)
Exercise of share options (Note 35)	7	243	(31)	—	—	—	—	219
Consideration for the acquisition (Note 1)	—	—	—	—	—	(299)	—	(299)
Share-based payments	—	—	59	—	—	—	—	59
	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－	－－－－－－

Balance as at 31 December 2007	2,206	43,538	417	14,196	897	(6,157)	26,955	82,052
	==========	==========	==========	==========	==========	==========	==========	==========

Consolidated Statement of Cash Flow
For the year ended 31 December 2007

		Year ended 31 December
	Note	2007	2006
		RMB million	RMB million
			Restated Note 2

Cash flows from operating activities
Net cash inflows from operations	38(a)	39,309	39,156
Interest received		113	136
Interest paid		(2,856)	(3,564)
Profits tax paid		(4,107)	(3,678)
		－－－－－－－	－－－－－－－

Cash inflow from operating activities of continuing operations		32,459	32,050
Cash inflow from operating activities of discontinued operations	26	388	2,085
		－－－－－－－	－－－－－－－

Net cash inflow from operating activities		32,847	34,135
		－－－－－－－	－－－－－－－

Cash flows from investing activities
Purchase of fixed assets and construction in progress		(20,488)	(24,064)
Prepayments for leased network capacity		—	(318)
Prepayments for leased land		(196)	(178)
Sale of fixed assets		65	127
Net decrease in time deposits with maturity over three months		14	7
Other income		1,467	375
		－－－－－－－	－－－－－－－

Cash outflow from investing activities of continuing operations		(19,138)	(24,051)
Cash inflow/(outflow) from investing activities of discontinued operations	26	3,103	(921)
		－－－－－－－	－－－－－－－

Net cash outflow from investing activities		(16,035)	(24,972)
		=============	=============

	Year ended 31 December
Note	2007	2006
	RMB million	RMB million
		Restated Note 2

Cash flows from financing activities
New bank loans and other loans		66,396	89,002
Issue of short-term commercial paper		20,000	9,676
Issue of corporate bonds		2,000	—
Repayment of short-term commercial paper		(9,676)	—
Repayment of bank loans		(92,390)	(98,512)
Capital element of finance lease payments		(890)	(1,347)
Payment of prior years distribution to owner		(1,180)	(630)
Payment to ultimate holding company for the acquisition of Beijing Telecom P&D Institute		(299)	—
Payment to ultimate holding company for the acquisition of New Horizon (Note 1)		(1,960)	(1,960)
Dividend payment		(3,600)	(3,196)
Loans from fellow subsidiaries and holding company		2,249	—
Issue of shares upon exercise of share options		219	490
		－－－－－－－	－－－－－－－

Cash outflow from financing activities of continuing operations		(19,131)	(6,477)
Cash inflow from financing activities of discontinued operations	26	—	—
		－－－－－－－	－－－－－－－

Net cash outflow from financing activities		(19,131)	(6,477)
		－－－－－－－	－－－－－－－

Cash flows from continuing operations		(5,810)	1,522
Cash flows from discontinued operations		3,491	1,164
		－－－－－－－	－－－－－－－

Increase/(decrease) in cash and cash equivalents		(2,319)	2,686
		=============	=============

Cash and cash equivalents at beginning of year		7,623	4,937
		=============	=============

Cash and cash equivalents at end of year	17	5,304	7,623
		=============	=============

1         THE NETCOM GROUP AND ITS PRINCIPAL ACTIVITIES

Background of the Netcom Group

Netcom was incorporated in the Hong Kong as a limited liability company under the Hong Kong Companies Ordinance, the Netcom Shares were listed on the Hong Kong Stock Exchange on 17 November 2004 and the Netcom ADSs were listed on New York Stock Exchange Inc. on 16 November 2004.

Netcom, China Netcom (Holding) Company Limited (“China Netcom Holding”) and Netcom Parent underwent reorganisation on 30 June 2004 (“Listing Reorganisation”). Immediately after the Listing Reorganisation, Netcom Parent became Netcom’s ultimate holding company.

Pursuant to a resolution passed at the extraordinary general meeting of the Netcom Shareholders on 25 October 2005, Netcom acquired the principal telecommunications operations, assets and liabilities in the four northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from Netcom Parent (the “Acquisition of New Horizon”). The consideration for the Acquisition of New Horizon was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

Following the Listing Reorganisation and the Acquisition of New Horizon, the Netcom Group is the dominant provider of fixed line voice and value-added services, broadband and other internet-related services, information communications technology services, business and data communications services and advertising and media services in ten northern provinces, municipalities and autonomous region in the PRC, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province. The Netcom Group also provided telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

On 2 June 2006, the Netcom Group entered into an agreement with third party buyers to dispose of its entire interest in the Asia Netcom Corporation Limited (“ANC Group”) for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on 22 August 2006. For detailed information, please refer to note 26.

On 15 January 2007, Netcom’s wholly owned subsidiary, China Netcom (Group) Company Limited (“CNC China”), entered into an assets transfer agreement with its ultimate holding company, Netcom Parent. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai Branches”) in the PRC for consideration of RMB3.5 billion. On 14 February 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on 28 February 2007 upon the approval granted from the Ministry of Information Industry (“MII”). After the disposal of the Guangdong and Shanghai branches, the Netcom Group only provides telecommunications operations in the ten northern provinces, municipalities and autonomous region. For detailed information, please refer to note 26.

On 5 December 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly-owned subsidiary of CNC China, entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”) from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298.9 million. The consideration was paid through a one-off cash payment. The acquisition was registered with Beijing Property Transaction Administrative House and the ownership was transferred on 31 December 2007. Prior to the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of Netcom Parent. For detailed information, please refer to note 2.

Currently, the Netcom Group’s principal services consist of:

●	Fixed line voice and value-added services, comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, personalized ring etc.; and

(c)	Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiaries owned by Netcom Parent operating outside the ten service regions;

●	Broadband services and other Internet-related services;

●
Information Communications Technology Services, including system integration, software services, outsourcing services, professional consulting services, professional services related with network information and disaster recovery, and other integrated solutions to client based on information and communications industry;

●	Business and data communications services, including managed data services and leased line services; and

●	Advertising and media services.

2           BASIS OF PRESENTATION

The financial statements have been prepared in accordance with HKFRS, HKAS and interpretations issued by HKICPA. They have also been prepared in accordance with the disclosure requirements of the Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets as explained in the accounting policies in Note 4 below, and on a going concern basis.

A significant percentage of the Netcom Group’s funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Netcom Group’s short term borrowings have been rolled over upon maturity.

In addition, on 30 April 2007 and 18 September 2007, the Netcom Group issued commercial paper to raise additional funding of total RMB20 billion. On 8 June 2007, the Netcom Group issued corporate bonds to raise additional funding of RMB2 billion. Based on the Netcom Group’s history of obtaining financing, its relationship with its bankers and its operating performance, the Board considers that the Netcom Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

On 2 June 2006, the Netcom Group entered into an agreement with third party buyers to dispose of the entire interests in the ANC Group and the disposal was completed on 22 August 2006. On 15 January 2007, CNC China entered into an assets transfer agreement with Netcom Parent to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai branches in the PRC and the disposal was completed on 28 February 2007. In accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the HKICPA, the results and cash flows of the operations of the ANC Group and the Guangdong and Shanghai branches have been presented as discontinued operations. The 2006 comparative figures in the income statement and statement of cash flow were restated to reflect the disposal of Guangdong and Shanghai branches accordingly. For detailed information, please refer to note 26.

On 5 December 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation. Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of Netcom Parent. Since Netcom Parent is the ultimate holding company of the Netcom Group, the acquisition is a business combination under common control. Therefore, the Netcom Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 — Merger Accounting for Common Control Transactions (“AG 5”). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Netcom Group from the earliest comparative period presented. Accordingly, the financial information for year 2006 has been restated.

The impact of the restatement is summarized as below.

	Year ended 31 December 2006
	Originally stated	Disposal of Guangdong and Shanghai Branches	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated
	RMB million	RMB million	RMB million	RMB million	RMB million

Continuing operations:
Revenues	86,921	(3,222)	165	330	84,194
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Profit for the year from continuing operation	11,141	332	27	(22)	11,478
	=============	=============	=============	=============	=============

Discontinued operations:
Profit/(loss) from discontinued operations	1,819	(332)	—	—	1,487
	=============	=============	=============	=============	=============

Profit for the year	12,960	—	27	(22)	12,965
	=============	=============	=============	=============	=============

Net cash inflow from operating activities	34,133	—	20	(18)	34,135
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net cash outflow from investing activities	(24,991)	—	(2)	21	(24,972)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net cash outflow from financing activities	(6,447)	—	(30)	—	(6,477)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total current assets at 31 December 2006	18,059	—	218	(51)	18,226
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total assets at 31 December 2006	203,835	—	318	(71)	204,082
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total current liabilities at 31 December 2006	90,802	—	80	(49)	90,833
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total liabilities at 31 December 2006	129,857	—	80	(49)	129,888
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Shareholders’ equity at 31 December 2006	73,978	—	238	(22)	74,194
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

3         CHANGES IN ACCOUNTING POLICIES

(a)       Standards, amendment and interpretations effective in 2007

HKFRS 7, ‘Financial instruments: Disclosures’, and the complementary amendment to HKAS 1, ‘Presentation of financial statements — Capital disclosures’, introduces new disclosures relating to financial instruments and does not have a material impact on the classification and valuation of the Netcom Group’s financial instruments.

HK(IFRIC) — Int 8, ‘Scope of HKFRS 2’, requires consideration of transactions involving the issue of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Netcom Group’s financial statements.

HK(IFRIC) — Int 10, ‘Interim financial reporting and impairment’, prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Netcom Group’s financial statements.

(b)       Interpretation early adopted by the Netcom Group

      HK(IFRIC) — Int 13, ‘Customer loyalty programmes’ (effective from 1 July 2008) was early adopted. HK(IFRIC) - Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Netcom Group only carried out a limited customer loyalty program in 2007 and thus it has no material impact on the financial statements of the Netcom Group.

(c)       Standards, amendments and interpretations effective in 2007 but not relevant

       The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Netcom Group’s operations:

●	HK(IFRIC) — Int 7, ‘Applying the restatement approach under HKAS 29, Financial reporting in hyper-inflationary economies’;

●	HK(IFRIC) — Int 9, ‘Re-assessment of embedded derivatives’; and

●	HKFRS 4 (revised) — ‘Amendment to ‘Financial guarantee contracts’.

(d)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Netcom Group

       The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Netcom Group’s accounting periods beginning on or after 1 January 2008 or later periods, but the Netcom Group have not early adopted them:

●
HK(IFRIC) — Int 11, ‘HKFRS 2 — Group and treasury share transactions’. HK(IFRIC) — Int 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation is not expected to have an impact on the Netcom Group’s financial statements.

●
HK(IFRIC) — Int 12, ‘Service concession arrangement’ (effective from 1 January 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12, is not expected to have an impact on the Netcom Group’s financial statements.

●
HKAS 23 (Amendment), ‘Borrowing costs’ (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. Since the Netcom Group does not expense those borrowing cost under the current accounting policies, HKAS 23 (Amendment) has no impact on the Netcom Group.

●
HKFRS 8, ‘Operating segments’ (effective from 1 January 2009). HKFRS 8 replaces HKAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The financial statements of the Netcom Group are presented on the same basis as that used for internal reporting purpose. Adoption of HKFRS 8 will not have significant impact on the Netcom Group.

●
HK(IFRIC) — Int 14, ‘HKAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’ (effective from 1 January 2008). HK(IFRIC) — Int 14 provides guidance on assessing the limit in IAS/HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Netcom Group will apply HK(IFRIC) — Int 14 from 1 January 2008, but it is not expected to have any impact on the Netcom Group’s accounts.

4          PRINCIPAL ACCOUNTING POLICIES

(a)       Basis of consolidation

       Acquisitions of businesses under common control are accounted for using merger accounting in accordance with AG 5 issued by HKICPA. The acquired assets are stated at carrying amounts as if the acquired assets have been held by Netcom from the beginning of the earliest period presented.

When a subsidiary is disposed, the difference between the proceeds from the disposal of the subsidiary and its carrying amount as of the date of disposal,

including the cumulative amount of any exchange differences that relates to the subsidiary recognised in equity is recognised in the income statement as the gain or loss on the disposal of the subsidiary.

       All significant intercompany transactions and balances within the Netcom Group are eliminated on consolidation.

(b)       Subsidiaries

       Subsidiaries are those entities in which Netcom, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

In Netcom’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by Netcom on the basis of dividends received and receivables.

(c)       Revenue recognition

      (i)     The Netcom Group’s revenues are recognised as follows:
●
Revenues derived from local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognised when the services are provided to customers.

●	Monthly telephone service fees are recognised in the period during which the telephone services are provided to customers.

●
Upfront connection and installation fees received are deferred and recognised over the expected customer relationship period of 10 years. With effect from 1 July 2001, no further upfront fees for connection were charged to customers.

●	Revenues from the sale of prepaid calling cards are deferred and recognised as the cards are consumed by customers.

●	Revenues from value-added communication services such as personalized ring and caller number display are recognised when the services are provided to customers.

●	Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers.

●
Revenues from information communications technology services are recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers.

●	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

●
Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Netcom Group’s fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

●
Certain PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset. When all of the following criteria are met, PHS handsets and related services are separately recognised as revenues arising from local, DLD, or ILD services fees and sales of handsets according to their relative fair values. When any one of the following criteria is not met, total revenues from PHS bundled service contracts are recognised on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contractual period. See Note 4(u)(ii) for the policy on accounting for the cost of the handsets.

i)	PHS handsets and relative services have value on a stand-alone basis;

ii)	Objective and reliable fair value of PHS handsets and relative services exists;

iii)	In arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in the Netcom Group’s control.

(ii)       Interest income

       Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)      Dividend income

       Dividend income is recognised when the right to receive payment is established.

(d)       Interest expenses

       Interest expense attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other interest expenses are charged to the income statement in the year in which they are incurred.

(e)       Interconnection charges

Interconnection charges represent amounts incurred for the use of other telecommunications operators’ networks for facilitating the completion of calls that originate from the Netcom Group’s fixed line telecommunications networks. Interconnection charges are recognised on an accrual basis. Interconnection charges with domestic operators and the fellow subsidiaries of the Netcom Group are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Netcom Group’s estimates.

(f)        Translation of foreign currencies

(i)        Functional currency

       Items included in the financial statements of each of the Netcom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”), which is Renminbi.

(ii)      Transactions and balances

       Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the income statement.

(iii)     The Netcom Group

       The results and financial position of all the Netcom Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

●
Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	All resulting exchange differences are recognised as a separate component of equity.

      On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

(g)       Cash and cash equivalents

       Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

(h)       Accounts receivable and other receivables

       Accounts and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Netcom Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

(i)        Inventories and consumables

       Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Consumables consist of materials and supplies used in maintaining the Netcom Group’s telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

(j)       Lease prepayments

(i)        Lease prepayments for land

       Lease prepayments for land represent payments for land use rights. Lease prepayments for land are stated at cost initially and expensed on a straight line basis over the lease period.

(ii)       Lease prepayments for network capacity

      Lease prepayments for network capacity represent payments for network capacity on an indefeasible right of use basis for Netcom’s own use. Lease prepayments for network capacity are stated at cost initially and expensed on a straight-line basis over the lease period.

(k)       Fixed assets

(i)       Construction-in-progress

           Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

(ii)      Other fixed assets

     Other fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs are included in the assets’ carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Netcom Group and the cost of the item can be measured reliably. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

      Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

(iii)      Revaluations

     Fixed assets other than buildings are carried at their revalued amounts. Revalued assets are stated at fair value as of the revaluation date less accumulated depreciation. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

      Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset’s original cost is transferred from the revaluation reserve to retained earnings.

      Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations will be undertaken by executives of the Netcom Group.

(iv)      Depreciation

      Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

Buildings	8-30 years
Telecommunications networks and equipment	5-10 years
Furniture, fixture, motor vehicles and other equipment	5-10 years

      The useful lives and estimated residual values are reviewed and modified periodically at every balance sheet date.

(v)       Gain or loss on sale of fixed assets

      The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement, except where the fixed asset is carried at valuation. The relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

(l)       Impairment of assets

       Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(m)      Assets held under leases

       (i)       Finance leases

Leases of assets where the Netcom Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(ii)       Operating leases

      Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on straight-line basis over the period of the lease.

(n)       Intangible assets

(i)        Purchased software

Expenditure on purchased software is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from two to five years.

(ii)       Sponsorship fee

     The sponsorship fee for the 2008 Beijing Olympic Games has been capitalized and amortized on a straight-line basis over 4 years, being the estimated beneficial period under the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(o)       Accounts payable

       Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(p)       Borrowings

      Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

       Borrowings are classified as current liabilities unless the Netcom Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q)       Provisions

       Provisions are recognised when the Netcom Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognised for operating losses arising in future periods.

       Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

       Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised in the income statement.

(r)       Share capital

       Ordinary shares are classified as equity.

       Where shares are issued, any consideration received (net of related income tax effects) is included in equity attributable to Netcom’s equity holders.

(s)       Employee benefits

(i)        Pension obligations

(a)
Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age which is paid by the PRC government. As stipulated by the regulations of the PRC, the subsidiaries in the PRC make contributions to the basic defined contribution pension plans organized by their respective municipal governments under which they are governed. The Netcom Group is required to make such contributions to these plans at a rate of 20% of the salaries, bonuses and certain allowances of the employees. The Netcom Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

(b)
The Netcom Group also operates a mandatory provident fund scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Payments are expensed as incurred.

(ii)      Early retirement benefits

       Early retirement benefits are recognised as expenses when the Netcom Group reaches agreement with the relevant employees for early retirement.

(iii)     Employee housing benefits

       One-off cash housing subsidies paid to PRC employees are charged to the income statement in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 33).

      PRC full-time employees of the Netcom Group participate in various government-sponsored housing funds. The Netcom Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Netcom Group’s liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

(iv)      Netcom Share Option Scheme

     The Netcom Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. Fair values of the options with different vesting periods are determined separately. The total amount to be expensed over the vesting period is determined by reference to the fair value of the Netcom Options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of Netcom Options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of Netcom Options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

     When the Netcom Option is exercised, the consideration received after deduction of transaction cost directly attributed to the exercise is recorded in share capital (nominal value) and share premium.

(t)       Deferred taxation

      Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(u)      Other non-current assets

(i)       Deferred installation costs

The direct incremental costs associated with the installation of fixed line services are deferred and expensed to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

(ii)      Subscriber acquisition costs

      As shown in note 4(c)(i), when certain bifurcation conditions are met, revenue attributable to handsets given to customers under bundled service contracts is recognised separately in the income statement of the period the contracts are entered into. The cost of these handsets is expensed immediately to the income statement in the same period. When any one of the aforementioned conditions is not met, the costs of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

(iii)      Prepaid network capacities

      Prepayments for the network capacities purchased on an indefeasible rights to use (“IRU”) basis for resale are capitalized and expensed over the corresponding lease period.

(v)       Discontinued operations

       A discontinued operation is a component of the Netcom Group that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as “discontinued operations” in the income statement. The comparative income statement and cashflow statement are restated as if the operation had been discontinued from the start of the comparative period. The assets and liabilities of such component classified as “discontinued operations” or “held for sale” is presented separately in the assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued or held for sale.

(w)      Contingent liabilities

       A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Netcom Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

       A contingent liability is not recognised but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs such that the outflow is probable, the contingent liability will then be recognised as a provision.

       A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Netcom Group. A contingent asset is disclosed when an inflow of economic benefits is probable but only recognised in income statement when realized.

(x)       Segmental reporting

       Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Netcom Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Netcom Group’s assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

(y)       Earnings per Netcom Share (“EPS”) and per Netcom ADSs

       Basic EPS is computed by dividing net profit attributable to Netcom Shareholders by the weighted average number of Netcom Shares outstanding during the year.

       Diluted EPS is computed by dividing net profit attributable to Netcom Shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of Netcom Shares issuable upon the exercise of outstanding stock options using the treasury stock method.

       Earnings per Netcom ADS is computed by multiplying the EPS by 20, which is the number of Netcom Shares represented by each Netcom ADS.

5         CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

       Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

(a)       Critical accounting estimates and assumptions

       The Netcom Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i)       Depreciation of property, plant and equipment

      The property, plant and equipment of the Netcom Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Netcom Group reviews the estimated useful lives and estimated residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Netcom Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

As of 31 December 2007, the Netcom Group did not change the estimate of useful lives.

(ii)       Revaluation of property, plant and equipment

      Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Property, plant and equipment of the Netcom Group was revalued as of 31 December 2006 on a depreciated replacement cost basis by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Netcom Group’s future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged then to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

(iii)      Impairment of non-current assets

      At each balance sheet date, the Netcom Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated values in use are determined based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flows, estimated growth rate and the estimated weighted average cost of capital of the Netcom Group. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

      At 31 December 2007, the Netcom Group did not identify any indication that non-current assets were impaired.

(iv)      Revenue recognised for upfront connection and installation fees

      The Netcom Group defers the recognition of upfront customer connection and installation fees and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the income statement. The Netcom Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Netcom Group’s services, technological innovation, and the expected changes in the regulatory and social environment. If the Netcom Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

As of 31 December 2007, the Netcom Group did not change the estimate of customer relationship period.

(v)       Provision for doubtful debts

      The Netcom Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Netcom Group makes its estimates based on the aging of its accounts receivable balances, customer’s creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Netcom Group would be required to revise the basis of making the allowance and its future results would be affected.

(vi)      Fair value

      The Netcom Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Netcom Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

6          FINANCIAL RISK MANAGEMENT

(a)       Financial risk factors

       The Netcom Group’s major financial assets include bank deposits, accounts receivable, notes receivable and other receivables. The Netcom Group’s major financial liabilities include accounts payable, notes payable, other payable, bank borrowings, commercial paper and corporate bonds.

       The Netcom Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk, and liquidity risk. The board has reviewed and approved its relative risk management policy as follows:

(i)        Foreign exchange risk

     The Netcom Group’s major operational activities are carried out in mainland China and a majority of the transactions are performed in Renminbi. On 31 December 2007, the Netcom Group had certain bank deposits and borrowings were denominated in foreign currencies, mainly in US dollar and HK dollar. Any change in the exchange rates of these currencies to Renminbi will impact the Netcom Group’s operating results.

     As at 31 December 2007 and 2006, the Netcom Group had bank balances denominated in foreign currencies amounting to RMB320 million and RMB1,946 million, respectively. As at 31 December 2007 and 2006, the Netcom Group had bank borrowings denominated in foreign currencies amounting to RMB1,246 million and RMB1,432 million, respectively.

     At 31 December 2007, if Renminbi had weakened/strengthened by 5% against the foreign currencies, the impact of the fluctuation on an annual profit is presented in the table below. The analysis covers bank deposits and borrowings. A positive figure means the Renminbi has appreciated against foreign currencies and lead to an increase of profit.

	Increase/(Decrease) in annual profit
	31 December 2007	31 December 2006
	RMB million	RMB million

HK Dollar exchange rate fluctuation
5% appreciation	7	32
5% depreciation	(7)	(32)
	=============	=============

US Dollar exchange rate fluctuation
5% appreciation	(21)	30
5% depreciation	21	(30)
	=============	=============

(ii)      Cash flow and fair value interest rate risk

      As the Netcom Group has no significant interest-bearing assets, the Netcom Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Netcom Group’s interest-rate risk arises from interest bearing borrowings. Borrowings issued at variable rates expose the Netcom Group to cash flow interest-rate risks. Borrowings issued at fixed rates expose the Netcom Group to fair value interest-rate risks. the Netcom Group does not use derivative financial tools to offset the cash flow interest-rate risk. The footnote 30 discloses bank loans with fixed rates and variable rates.

      As at 31 December 2007, 83.96% of the Netcom Group’s loans were with fixed interest rate (2006: 74.69%). If the market interest had (decreased)/increased by 2%, the impact of the fluctuation on an annual profit is presented in the table below:

	Increase/(Decrease) in annual profit
	31 December 2007	31 December 2006
	RMB million	RMB million

Change of interest rate
2% increase	(476)	(454)
	=============	=============

2% decrease	476	454
	=============	=============

(iii)     Credit risk

The Netcom Group provides telecommunication and related services to residential clients and business clients. The Netcom Group will terminate a fixed line service to residential clients if the accounts receivable are over 90 days. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date. The Netcom Group analyses the aging of accounts receivable and the status of collection on a monthly basis to formulate the appropriate collection strategy to ensure the risk faced is not material.

The carrying amount of accounts receivable included in the balance sheet represents the Netcom Group’s exposure to credit risk in relation to its financial assets. Most of the Netcom Group’s accounts receivable with aging over 30 days are overdue. The Netcom Group evaluated the risk associated with the accounts receivable balances with aging over 90 days, and made provisions accordingly. The Netcom Group believes that adequate provision for uncollectible account receivable has been made.

The accounts receivable of the Netcom Group are disclosed in Note 18 to the financial statements.

The credit risk of the Netcom Group’s other financial assets (including cash and cash equivalents and other receivables) arise from any counter parties’ breach of contract. Thus, the highest risk the Netcom Group will bear is the book value of the instrument.

The Netcom Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The rates are between BBB+ to BBBpi. The management does not expect any loss to arise from bank nonperformance.

(iv)      Liquidity risk

      The Netcom Group is financed mainly by short term borrowings. As a result, there is a significant working capital deficit as highlighted in balance sheet. Please refer to Note 2 for more details.

      The Netcom Group’s aim is to maintain the balance between the availability and liquidity of the funding by using interest bearing bank loans and other borrowings, commercial paper, corporate bonds and other suitable financing channels. The Netcom Group’s policy is to regularly monitor operating capital demands and compliance with current and expected operating capital requirements. The Netcom Group reviews cash flow forecasts of each entity on a regular basis to maintain sufficient cash reserves and bank pledged funds and to deal with short and long term capital demands.

      The following table shows the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the date of contract expiry.

31 December 2007	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	15,639	15,639	—	—	—	—	—
Short-term loans	12,134	12,134	—	—	—	—	—
Long-term bank and other loans	21,616	6,407	10,272	1,887	106	104	2,840
Commercial paper	20,629	20,629	—	—	—	—	—
Corporate bonds	2,900	90	90	90	90	90	2,450
Amounts due to holding companies and fellow subsidiaries	8,870	2,319	2,214	4,337	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	81,788	57,218	12,576	6,314	196	194	5,290
	=============	=============	=============	=============	=============	=============	=============

31 December 2006	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	17,661	17,661	—	—	—	—	—
Short-term loans	31,602	31,602	—	—	—	—	—
Long-term bank and other loans	36,343	8,980	7,814	10,416	431	430	8,272
Commercial paper	10,000	10,000	—	—	—	—	—
Amounts due to holding companies and fellow subsidiaries	8,781	2,352	2,248	2,143	2,038	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	104,387	70,595	10,062	12,559	2,469	430	8,272
	=============	=============	=============	=============	=============	=============	=============

      The Board has the responsibility to consider the future operational capital requirements. The Netcom Group has a policy to maintain sufficient cash and cash equivalents and to finance operations through bank lending. For bank facilities, please refer to Note 39.

(b)       Fair value estimation

The fair value of financial instruments that are actively traded is based on the market price as of balance sheet date. The market price of the financial assets that the Netcom Group holds is the current bidding price. The market price of financial liabilities is the offering price. The fair value of the Netcom Group’s bank deposits, accounts receivable, notes receivable, corporate bonds, commercial paper and short-term borrowings approximate book value.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Netcom Group for similar financial instruments.

(c)           Objective and policy of financial risk management

The Netcom Group defines the capital as the shareholders’ equity. The Netcom Group’s objectives of the management of capital are to maintain the ability to operate based on going concern, meet the requirements of capital investment for the business development, bring benefit to shareholders and other stakeholders, and also to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Netcom Group may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares, sell assets to reduce debt.

7             REVENUES

Revenues represent the turnover of the Netcom Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies amounting to RMB2,358 million (2006: RMB2,387 million). The Netcom Group’s revenues by business nature can be summarized as follows:

	Year ended 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

Revenues
Local usage fees	19,989	22,059
Monthly telephone services	12,387	16,546
Upfront installation fees	1,283	1,364
DLD usage fees	8,769	9,495
ILD usage fees	791	819
Value-added services	6,114	5,341
Interconnection fees	8,376	8,432
Upfront connection fees	1,517	2,406
Broadband services	13,835	9,916
Other Internet-related services	532	516
Managed data services	1,284	1,413
Leased line income	2,521	2,540
Information communications technology services	3,990	855
Other services	2,617	2,492
	－－－－－－－	－－－－－－－

Total	84,005	84,194
	=============	=============

8           OPERATING EXPENSES BY NATURE

         Operating expenses mainly represent:

	Year ended 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

Staff cost	12,223	11,849
Depreciation and amortisation	25,495	24,913
Maintenance cost	4,373	4,512
Miscellaneous taxes and fees	358	278
Customer installation cost	2,036	1,116
Interconnection charges	4,014	3,915
Advertising and promotion expenses	821	884
Sales channel cost	2,298	2,118
Subscriber acquisition and retention cost	1,582	3,646
Auditor’s remuneration	54	61
Bad and doubtful debt expenses	868	1,003
Operating leases	1,900	1,969

Cost of hardware sold in relation to information communications technology services	2,830	598
	=============	=============

9         OTHER INCOME

Other income is the subsidy income Netcom received arising from the reinvesting of the profit distributions received from a subsidiary in the PRC to that subsidiary.

10        FINANCE COSTS

	Year ended 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

Interest expenses on:
— Bank and other loans wholly repayable within five years	2,875	3,185
— Bank and other loans wholly repayable after more than five years	198	325
— Deferred consideration related to Acquisition of New Horizon	375	479
	－－－－－－－	－－－－－－－

Total	3,448	3,989
	－－－－－－－	－－－－－－－

Less: Interest expenses capitalized in construction in progress	(165)	(233)
	－－－－－－－	－－－－－－－

Exchange loss/(gain), net	25	(8)
Bank charges	25	19
	－－－－－－－	－－－－－－－

	3,333	3,767
	=============	=============

Interest expenses were capitalized in construction in progress using the following annual interest rates	4.75%-5.82%	4.71%-5.28%
	=============	=============

11        TAXATION

	Year ended 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

PRC enterprise income tax (“EIT”)	3,901	4,143
Overseas profit tax	12	20
Deferred taxation — Continuing operations (Note 34)	(66)	(436)
Deferred taxation — Change in statutory taxation rate (Note 34)	(51)	—
	－－－－－－－	－－－－－－－

Taxation charges	3,796	3,727
	=============	=============

The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities comprising the Netcom Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). This New CIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. As a result of the new CIT Law, as at 16 March 2007, the carrying value of deferred tax assets has been written down by RMB775 million, with RMB111 million recognised in income statement and RMB664 million recognised in equity. The carrying value of deferred tax liabilities has been written down by RMB273 million, with RMB162 million recognised in the income statement and RMB111 million recognised in equity. The impact of the change in deferred taxation recognised in either the current income statement or equity as a result of the New CIT Law corresponded to whether the related items were previously recognised in income statement or equity.

On 28 November 2007, the National People’s Congress approved the Implementation guide on the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Implementation guide”), with effect from 1 January 2008. Per a bilateral tax affairs agreement, enterprises incorporated in Hong Kong is required to pay a 5 percent corporate income tax on profits distributed from its subsidiaries incorporated in the PRC. On 22 February 2008, the Ministry of Finance and the State Administration of Taxation jointly issued CaiShui [2008], Circular No. 1 (“Circular No. 1”). In accordance with the Circular No. 1, accumulated retained earnings of foreign investment enterprises generated before 1 January 2008 and distributed to foreign investors after 2008 are exempt of income tax. Earnings of foreign investment enterprises generated in or after 2008 and distributed to foreign investors should pay the withholding tax. As a result, the Netcom Group may accrue deferred tax liability for the undistributed earnings generated by CNC China during or after 2008 according to actual situation.

On 26 December 2007, the State Council promulgated ‘Notice Regarding Preferential Policy of Implementing EIT in Intervening Period’. The Netcom Group has evaluated the regulation and considered that it will not have material impact on the financial statements.

The reconciliation between the Netcom Group’s actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	Year ended 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

Profit before taxation	15,267	15,205
	=============	=============

Weighted average statutory tax rate	33%	33%
Tax calculated at the weighted average statutory tax rate	5,038	5,018
Non-taxable income (Note i)	(1,184)	(1,216)
Expenses not deductible for tax purposes	68	64
Change in statutory taxation rate (Note 34)	(51)	—
Others	(75)	(139)
	－－－－－－－	－－－－－－－

Tax charge	3,796	3,727
	=============	=============

Note:

(i)	Non-taxable income comprises primarily of upfront connection fees charged to customers which are amortized over the customer relationship and the subsidy income obtained (Note 9).

12       PROFIT ATTRIBUTABLE TO SHAREHOLDERS

(a)
For the year ended 31 December 2007, profit attributable to shareholders includes current year profit of RMB8,714million (2006: RMB17,475 million), which has been recognized in Netcom’s financial statements.

(b)
Netcom’s subsidiary, CNC China is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before any dividend distribution.

CNC China is required to allocate at least 10% of their profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CNC China appropriated approximately RMB868 million to the general reserve fund for the year ended 31 December 2007 (2006: RMB855 million).

(c)
According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Netcom Group, the Netcom Group’s upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve. Up to 31 December 2007, Netcom has made accumulated appropriation of RMB10,706 million to the statutory reserve (Up to 31 December 2006: RMB9,189 million).

13           PROFIT DISTRIBUTIONS

	Year ended 31 December
	2007		2006
	HK$ million	RMB million	HK$ million	RMB million

Final dividend proposed after balance sheet date of HK$0.592 per share (2006: HK$0.553 per share)	3,951	3,700	3,678	3,695
	=============	=============	=============	=============

Dividend distributed during the year	3,678	3,600	3,073	3,196
	=============	=============	=============	=============

In the meeting of the Board held on 25 March 2008, the Board proposed a final dividend of HK$0.592 per ordinary share for the year ended 31 December 2007. Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2008 financial statements.

14           Earnings per Netcom share

Basic earnings per Netcom Share is computed using the weighted average number of Netcom Shares outstanding during the year. Diluted earnings per Netcom Share is computed using the weighted average number of Netcom Shares and potential ordinary shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per Netcom Share:

	Year ended 31 December
	2007	2006
	(in RMB millions, except share and per share data)
		Restated Note 2

Numerator:
Profit for the year
— Continuing operations	11,471	11,478
— Discontinued operations	624	1,487
	－－－－－－－	－－－－－－－

	12,095	12,965
	=============	=============

Denominator
Weighted average number of Netcom Shares outstanding and shares used in computing basic earnings per Netcom Share	6,657,045,212	6,615,520,381
Diluted equivalent Netcom Shares arising from Netcom Options	80,583,956	51,955,496
	－－－－－－－	－－－－－－－

Shares used in computing diluted earnings per Netcom Share	6,737,629,168	6,667,475,877
	－－－－－－－	－－－－－－－

Basic earnings per Netcom Share (RMB)
— Continuing operations	1.72	1.74
	=============	=============

— Discontinued operations	0.09	0.22
	=============	=============

— Profit for the year	1.81	1.96
	=============	=============

Diluted earnings per Netcom Share (RMB)
— Continuing operations	1.70	1.72
	=============	=============

— Discontinued operations	0.09	0.22
	=============	=============

— Profit for the year	1.79	1.94
	=============	=============

15           STAFF COST INCLUDING DIRECTORS’ REMUNERATION

	Year ended 31 December
	2007	2006
	RMB million	RMB million
		Restated Note 2

Wages, salaries and welfare	10,778	10,504
Contributions to pensions	1,445	1,345
	－－－－－－－	－－－－－－－

Total	12,223	11,849
	=============	=============

16       NETCOM DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENT

(a)       Directors’ emoluments

The following table sets out the emoluments paid to Netcom Directors during the year of 2007:

	Year ended 31 December 2007
	RMB thousand
	Fees (a)	Basic salaries, housing allowances, other allowances and benefits in kind	Subtotal	Netcom Share based compensation	Contributions to retirement schemes	Total

Zhang Chunjiang	—	840	840	149	21	1,010
Zuo Xunsheng (i)	—	824	824	130	21	975
Li Jianguo(ii)	—	344	344	—	9	353
Zhang Xiaotie	—	724	724	130	21	875
Li Fushen (iii)	—	697	697	130	21	848
Miao Jianhua (iv)	—	360	360	182	12	554
Tian Suning (v)	—	—	—	239	—	239
Li Liming (vi)	—	22	22	114	21	157
Yan Yixun	253	—	253	96	—	349
Cesareo Alierta Izuel(vii)	14	—	14	—	—	14
José María Álvarez-Pallete	318	—	318	—	—	318
Mauricio Sartorius (viii)	239	—	239	—	—	239
John Lawson Thornton	464	—	464	—	—	464
Victor Cha Mou Zing	501	—	501	—	—	501
Qian Yingyi	604	—	604	—	—	604
Hou Ziqiang	506	—	506	—	—	506
Timpson Chung Shui Ming	520	—	520	—	—	520
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	3,419	3,811	7,230	1,170	126	8,526
	=============	=============	=============	=============	=============	=============

           For the year ended 31 December 2007, the fees disclosed above include RMB2,595 thousand paid to independent non-executive directors.

           The following table sets out the emoluments paid to the Netcom Directors during the year ended 31 December 2006:

	Year ended 31 December 2006
	RMB thousand
	Fees (b)	Basic salaries, housing allowances, other allowances and benefits in kind	Subtotal	Share based compensation	Contributions to retirement schemes	Total

Zhang Chunjiang	—	763	763	312	19	1,094
Zuo Xunsheng (i)	—	746	746	272	19	1,037
Zhang Xiaotie	—	671	671	272	19	962
Li Fushen (iii)	—	671	671	272	19	962
Miao Jianhua (iv)	—	671	671	238	19	928
Jiang Weiping (ix)	—	453	453	238	19	710
Li Liming (vi)	—	420	420	238	19	677
Tian Suning (v)	—	—	—	312	—	312
Yan Yixun	251	—	251	200	—	451
John Lawson Thornton	409	—	409	—	—	409
Victor Cha Mou Zing	453	—	453	—	—	453
Qian Yingyi	545	—	545	—	—	545
Hou Ziqiang	483	—	483	—	—	483
Timpson Chung Shui Ming	460	—	460	—	—	460
José María Álvarez-Pallete	317	—	317	—	—	317
Mauricio Sartorius (viii)	9	—	9	—	—	9
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	2,927	4,395	7,322	2,354	133	9,809
	=============	=============	=============	=============	=============	=============

For the year ended 31 December 2006, the fees disclosed above include RMB2,350 thousand paid to independent non-executive directors.

Note:

(a)
According to the ordinary resolution passed at the Second Extraordinary General Meetings held on 14 February 2007, the director’s fee for the Netcom Directors shall be revised as follows: all non-executive Directors nominated by Netcom Parent and all executive Directors shall not be entitled to any director’s fee. This revision shall apply in respect of each financial year commencing from the 2007 financial year.

(b)
On 6 December 2006, according to the Netcom Directors’ discretion, Zhang Chunjiang, Zuo Xunsheng, Zhang Xiaotie, Miao Jianhua, Li Liming, Jiang Weiping and Tian Suning waived their emoluments for the years ended 31 December 2006 totalling RMB1,526 thousand. Details of the waivers are as follows: Zhang Chunjiang RMB251 thousand, Zuo Xunsheng RMB158 thousand, Zhang Xiaotie RMB251 thousand, Miao Jianhua RMB251 thousand, Jiang Weiping RMB94 thousand, Li Liming RMB270 thousand, Tian Suning RMB251 thousand.

(i)	Appointed in May 2006

(ii)	Appointed in July 2007

(iii)	Appointed in January 2007

(iv)	Resigned in July 2007

(v)	Re-designated as non-executive Directors in May 2006, resigned in July 2007
(vi)	Resigned in January 2007

(vii)	Appointed in December 2007

(viii)	Appointed in December 2006, resigned in December 2007

(ix)	Resigned in May 2006

(b)           Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2007 include three Netcom Directors (2006: two) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2006: three) individuals are as follows:

	Year ended 31 December
	2007	2006
	RMB thousand	RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	1,450	2,013
Share based compensation	260	816
Contributions to retirement schemes	42	57
	－－－－－－－	－－－－－－－

Total	1,752	2,886
	=============	=============

The number of the remaining individuals whose emoluments fell within the following bands is set out as follows:

	Year ended 31 December
	2007	2006

Nil - RMB936,400 (equivalent of Nil — HK$1,000,000)	2	3
	－－－－－－－	－－－－－－－

17           CASH AND BANK DEPOSITS

	Netcom Group		Netcom
	As at 31 December		As at 31 December
	2007	2006	2007	2006
	RMB million	RMB million Restated Note 2	RMB million	RMB million

Cash and cash equivalents	5,304	7,623	113	1,772
Time deposits with original maturities over three months	91	105	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total cash and bank deposits	5,395	7,728	113	1,772
	=============	=============	=============	=============

Effective interest rate of time deposits with original maturities over three months (% per annum)	0.72	0.72	—	—
	=============	=============	=============	=============

Included in cash and bank deposits as of 31 December 2007 and 2006 are RMB denominated balances kept in the PRC amounting to RMB5,054 million and RMB5,782 million respectively. The conversion of RMB denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

Included in the bank deposits were deposits in state-owned banks amounting to RMB4,958 million at 31 December 2007 (2006: RMB7,577 million). For the year ended 31 December 2007, interest income earned from these state-owned banks deposits amounted to RMB106 million (2006: RMB121 million).

18           ACCOUNTS RECEIVABLE

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date.

The aging analysis of accounts receivable based on the billing date is as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

0-30 days	5,682	5,744
31-90 days	1,866	1,557
Over 90 days	2,308	2,326
	－－－－－－－	－－－－－－－

Total	9,856	9,627
	－－－－－－－	－－－－－－－

Less: Allowance for doubtful debts	(1,398)	(1,344)
	－－－－－－－	－－－－－－－

Net carrying amounts	8,458	8,283
	=============	=============

The movement of allowance for doubtful debts is as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million Restated Note 2

Balance at beginning of year	1,344	1,654
Additional provisions	844	1,002
Less: Write-offs	(750)	(1,246)
Disposal of ANC Group	—	(66)
Disposal of Guangdong and Shanghai Branches	(40)	—
	－－－－－－－	－－－－－－－

Balance at end of year	1,398	1,344
	=============	=============

The carrying value of accounts receivable approximates their fair values based on cash flows discounted using market rate of 7.47% (31 December 2006: 6.12%).

Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB833 million on 31 December 2007. (31 December 2006: RMB1,079 million).

19           INVENTORIES AND CONSUMABLES

As at 31 December
2007	2006
RMB million	RMB million Restated Note 2

Telephone handsets and other customer end-products held for resale, at cost	125	155
Consumables, at cost	162	261
	－－－－－－－	－－－－－－－

Total	287	416
	=============	=============

20           PREPAYMENTS, OTHER RECEIVABLES AND OTHER CURRENT ASSETS

	Netcom Group		Netcom
	As at 31 December		As at 31 December
	2007	2006	2007	2006
	RMB million	RMB million Restated Note 2	RMB million	RMB million

Prepaid expenses, deposits and other current assets	605	812	8	15
Other receivables	416	629	8	253
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total	1,021	1,441	16	268
	=============	=============	=============	=============

The carrying value of other receivables approximates their fair values based on cash flows discounted using market rate of 7.47% (2006: 6.12%).

21           FIXED ASSETS

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB million	RMB million	RMB million	RMB million

Cost/valuation:
Balance at 1 January 2006, as restated (Note 2)	27,149	280,301	19,796	327,246
Additions	52	755	639	1,446
Transferred from construction in progress	688	21,449	2,621	24,758
Disposals/write off	(6)	(1,947)	(524)	(2,477)
Disposal of ANC Group	(172)	(636)	(45)	(853)
Fixed assets revaluation deficit, net	—	(10,659)	(3,588)	(14,247)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2006	27,711	289,263	18,899	335,873
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accumulated depreciation:
Balance at 1 January 2006, as restated (Note 2)	(6,215)	(142,639)	(9,628)	(158,482)
Depreciation charge for the year	(999)	(21,842)	(2,286)	(25,127)
Disposals/write off	4	1,315	424	1,743
Disposal of ANC Group	51	261	28	340
Fixed assets revaluation deficit, net	—	11,778	2,016	13,794
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2006	(7,159)	(151,127)	(9,446)	(167,732)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net book value at 31 December 2006	20,552	138,136	9,453	168,141
	=============	=============	=============	=============

Net book value at 1 January 2006, as restated (Note 2)	20,934	137,662	10,168	168,764
	=============	=============	=============	=============

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB million	RMB million	RMB million	RMB million

Cost/valuation:
Balance at 1 January 2007	27,711	289,263	18,899	335,873
Additions	56	797	725	1,578
Transferred from construction in progress	971	15,540	2,595	19,106
Disposals/write off	(33)	(1,749)	(441)	(2,223)
Disposal of Guangdong and Shanghai Branches	(550)	(7,635)	(344)	(8,529)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2007	28,155	296,216	21,434	345,805
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accumulated depreciation:
Balance at 1 January 2007	(7,159)	(151,127)	(9,446)	(167,732)
Depreciation charge for the year	(1,030)	(21,977)	(2,004)	(25,011)
Disposals/write off	16	1,337	395	1,748
Disposal of Guangdong and Shanghai Branches	134	1,867	137	2,138
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2007	(8,039)	(169,900)	(10,918)	(188,857)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net book value at 31 December 2007	20,116	126,316	10,516	156,948
	=============	=============	=============	=============

Net book value at 1 January 2007	20,552	138,136	9,453	168,141
	=============	=============	=============	=============

(a)       The net book value of assets held under finance lease is as follows:

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB million	RMB million	RMB million	RMB million

As at 31 December 2007	—	217	2	219
	=============	=============	=============	=============

As at 31 December 2006	—	2,000	62	2,062
	=============	=============	=============	=============

The depreciation charge on assets held under finance lease amounted to RMB100 million in the year ended 31 December 2007 (2006: RMB351 million).

(b)       The analysis of the cost or revaluation of the fixed assets of the Netcom Group is as follows:

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB million	RMB million	RMB million	RMB million

31 December 2007
Cost	28,155	—	—	28,155
Valuation	—	296,216	21,434	317,650
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	28,155	296,216	21,434	345,805
	=============	=============	=============	=============

31 December 2006
Cost	27,711	—	—	27,711
Valuation	—	289,263	18,899	308,162

－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

27,711	289,263	18,899	335,873
============	=============	=============	=============

(c)
As required by the PRC rules and regulations relevant to the Listing Reorganisation, each class of fixed assets other than lease prepayments for land and buildings as at 31 December 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the “PRC valuer”), an independent valuer registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Netcom Group was determined at RMB122,456 million. Such revalued amounts served as the tax base of the assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB25,778 million was recognised as an expense for the year ended 31 December 2003.

For the Listing Reorganisation, valuations of the lease prepayments for land and buildings of the Netcom Group were also performed. The surplus value of such assets was determined at RMB6,967 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 34(iii).

As required by the PRC rules and regulations relevant to the Acquisition of New Horizon, each class of fixed assets, other than lease prepayments for land and buildings in the PRC, acquired as at 31 December 2004, was valued by the PRC valuer, on a depreciated replacement cost basis. The value of such acquired assets in the PRC was determined at RMB42,879 million. Such amounts served as the tax base for such assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB11,318 million was recognised as an expense for the year ended 31 December 2004.

For the Acquisition of New Horizon, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB2,553 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 34(iii).

According to the Netcom Group’s accounting policies, each class of fixed assets of the Netcom Group other than buildings as at 31 December 2006 has been revalued by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the income statement of RMB1,524 million for that year.

The respective carrying amounts of the telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB137,414 million and RMB12,382 million as at 31 December 2007 and RMB153,368 million and RMB11,651 million as at 31 December 2006 had they been stated at cost less accumulated depreciation.

22           CONSTRUCTION IN PROGRESS

	As at 31 December
	2007	2006
	RMB million	RMB million
		Restated Note 2

Balance at beginning of year	6,335	6,822
Additions	18,294	24,843
Transferred to fixed assets	(19,106)	(24,758)
Transferred to intangible assets	(399)	(572)
Disposal of Guangdong and Shanghai Branches	(1,134)	—
	－－－－－－－	－－－－－－－

Balance at end of year	3,990	6,335
	=============	=============

23           LEASE PREPAYMENT

	As at 31 December
	2007	2006
	RMB million	RMB million

Lease prepayments for land (i)	2,183	2,046
Lease prepayments for network capacity (ii)	311	318
	－－－－－－－	－－－－－－－

	2,494	2,364
	=============	=============

(i)       Lease prepayments for land

This represents land use rights held in the PRC and their net book value is analysed as follows:

As at 31 December
2007	2006

	RMB million	RMB million

Held for
Lease of between 10 to 50 years	2,162	2,024
Lease of less than 10 years	21	22
	－－－－－－－	－－－－－－－

	2,183	2,046
	=============	=============

The movement of the lease prepayments for land is as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Balance at beginning of year	2,046	1,949
Additions	232	165
Amortisation for the year	(87)	(68)
Disposal of Guangdong and Shanghai Branches	(8)	—
	－－－－－－－	－－－－－－－

Balance at end of year	2,183	2,046
	=============	=============

(ii)      Lease prepayments for network capacity

The net book value is analysed as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Held for
Lease of between 10 to 50 years	311	318
	=============	=============

The movement of the lease prepayments for network capacity is as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Balance at beginning of year	318	—
Additions	—	318
Amortisation for the year	(7)	—
	－－－－－－－	－－－－－－－

Balance at end of year	311	318
	=============	=============

24       INTANGIBLE ASSETS

	Purchased software	Sponsorship fees	Others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2006, as restated (Note 2)	1,919	540	3	2,462
Additions	95	—	—	95
Transferred from construction in progress	572	—	—	572
Disposals/write off	(692)	—	(3)	(695)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2006	1,894	540	—	2,434
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Accumulated amortisation:
Balance at 1 January 2006, as restated (Note 2)	(927)	(135)	(3)	(1,065)

Amortisation for the year	(338)	(135)	—	(473)
Disposals/write off	692	—	3	695
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2006	(573)	(270)	—	(843)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net book value at 1 January 2006, as restated (Note 2)	992	405	—	1,397
	=============	=============	=============	=============

Net book value at 31 December 2006	1,321	270	—	1,591
	=============	=============	=============	=============

	Purchased software	Sponsorship fees	Total
	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2007	1,894	540	2,434
Additions	150	—	150
Transferred from construction in progress	399	—	399
Disposals/write off	(73)	—	(73)
Disposal of Guangdong and Shanghai Branches	(75)	—	(75)
	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2007	2,295	540	2,835
	－－－－－－－	－－－－－－－	－－－－－－－

Accumulated amortisation:
Balance at 1 January 2007	(573)	(270)	(843)
Amortisation for the year	(394)	(135)	(529)
Disposals/write off	69	—	69
Disposal of Guangdong and Shanghai Branches	20	—	20
	－－－－－－－	－－－－－－－	－－－－－－－

Balance at 31 December 2007	(878)	(405)	(1,283)
	－－－－－－－	－－－－－－－	－－－－－－－

Net book value at 1 January 2007	1,321	270	1,591
	=============	=============	=============

Net book value at 31 December 2007	1,417	135	1,552
	=============	=============	=============

25           OTHER NON-CURRENT ASSETS

	As at 31 December
	2007	2006
	RMB million	RMB million

Installation costs	2,847	3,525
Others	396	441
	－－－－－－－	－－－－－－－

	3,243	3,966
	=============	=============

26           DISCONTINUED OPERATIONS

On 15 January 2007, CNC China, entered into an assets transfer agreement with it’s ultimate holding company, Netcom Parent. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches. The disposal was completed on 28 February 2007. The gain on disposal amounted to RMB626 million. The results and cash flows of Guangdong and Shanghai Branches for the year ended 31 December 2007 and 2006 are presented as discontinued operations.

On 2 June 2006, the Netcom Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, or equivalent of RMB1,343.71 million. The disposal was completed on 22 August 2006. The gain on disposal amounted to RMB1,878 million. The results and cash flows of the ANC Group for the year ended 31 December 2006 are presented as discontinued operations.

The income statements and cash flow statements related to discontinued operations are as follows:

	Disposal of Guangdong and Shanghai Branches		Disposal of ANC Group		Total
	For the period from 1 January 2007 to 28 February 2007	For the year ended 31 December 2006	For the year ended 31 December 2007	For the period from 1 January 2006 to 22 August 2006	For the year ended 31 December 2007	For the year ended 31 December 2006
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Discontinued operations
Revenues	615	3,222	—	980	615	4,202
Expenses	(618)	(3,717)	—	(1,038)	(618)	(4,755)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Loss before taxation of discontinued operations	(3)	(495)	—	(58)	(3)	(553)
Taxation	1	163	—	(1)	1	162
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Loss for the period of discontinued operations	(2)	(332)	—	(59)	(2)	(391)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Gain on disposal of discontinued operations before taxation	927	—	—	1,878	927	1,878
Taxation	(301)	—	—	—	(301)	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Gain on discontinued operations after taxation	626	—	—	1,878	626	1,878
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Profit/(loss) for the period/year from discontinued operations	624	(332)	—	1,819	624	1,487
	=======	=======	=======	=======	=======	=======

	Disposal of Guangdong and Shanghai Branches		Disposal of ANC Group		Total
	For the period from 1 January 2007 to 28 February 2007	For the year ended 31 December 2006	For the year ended 31 December 2007	For the period from 1 January 2006 to 22 August 2006	For the year ended 31 December 2007	For the year ended 31 December 2006
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Discontinued operations
Net cash inflow from operating activities	388	1,902	—	183	388	2,085
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Cash outflow from investing activities	(374)	(1,903)	—	(182)	(374)	(2,085)
Cash inflow from disposal of discontinued operations	3,477	—	—	1,164	3,477	1,164
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net cash inflow/(outflow) from investing activities	3,103	(1,903)	—	982	3,103	(921)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Net cash inflow from financing activities	—	—	—	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Cash flow from discontinued operations	3,491	(1)	—	1,165	3,491	1,164
	=======	=======	=======	=======	=======	=======

27           INVESTMENTS IN SUBSIDIARIES AND DUE FROM/(TO) SUBSIDIARIES

	Netcom
	As at 31 December
	2007	2006
	RMB million	RMB million

Investment cost in subsidiaries	71,000	62,937
Due from subsidiaries (Note (b))	10,490	9,411
Due to subsidiaries (Note (c))	(14,271)	(12,754)
	－－－－－－－	－－－－－－－

	67,219	59,594
	=============	=============

Notes:

(a)       As at 31 December 2007, Netcom has direct interests in the following subsidiaries, which are private companies:

Company name	Place and date of incorporation/ establishment	Registered capital	Percentage of equity interest attributable to Netcom	Principal activities and place of operation

Directly held:

China Netcom (Group) Company Limited (Note (i))	PRC 6 August 1999	RMB73,371 million	100%	Provision of network communications services in the PRC

China Netcom Corporation International Limited	Bermuda 15 October 2002	USD12,000	100%	Provision of Investing Service in Bermuda

Indirect held:

China Netcom Group System Integration Limited Corporation (Note (ii))	PRC 30 April 2006	RMB50 million	100%	Provision of Information Communications Technology Services in PRC

China Netcom Broadband Online Limited Corporation (Note (ii))	PRC 29 March 2006	RMB30 million	100%	Provision of Internet Information services and value-added telecommunications services in PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited (Note (iii))	PRC 1 June 2007	RMB264,227,115	100%	Provision of telecommunications network construction, planning and technical consulting services in PRC

(i)
The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended 31 December 2006 and 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

(ii)
These companies are wholly owned domestic enterprises established in the PRC. The accounts of these companies for the years ended 31 December 2006 and 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, respectively.

(iii)
The company is a wholly owned domestic enterprise established in the PRC. The accounts of the company for the year ended 31 December 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

(b)	The balances are unsecured, non-interest bearing and have no fixed repayment terms.

(c)
The balances mainly represent deferred payments arising from the Acquisition of New Horizon which have been transferred to CNC China at the carrying amount. The balances are unsecured, non-interest bearing and have no fixed repayment terms

28           ACCOUNTS PAYABLE

	As at 31 December
	2007	2006
	RMB million	RMB million
		Restated Note 2

0-30 days	6,214	5,763
31-60 days	1,462	2,236
61-90 days	1,266	1,449
91-180 days	2,251	2,990
Over 180 days	4,446	5,223
	－－－－－－－	－－－－－－－

Total	15,639	17,661
	=============	=============

Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB23 million on 31 December 2007 (2006: RMB97 million).

29           ACCRUALS AND OTHER PAYABLES

	Netcom Group		Netcom
	As at 31 December		As at 31 December
	2007	2006	2007	2006
	RMB million	RMB million	RMB million	RMB million
		Restated Note 2

Interest payable	441	106	—	—
Payroll payable	493	588	—	—
Accruals and other payables	2,016	2,380	46	136
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	2,950	3,074	46	136
	=============	=============	=============	=============

30           BANK AND OTHER LOANS

(a)	(i)
CNC China issued two lots of RMB10 billion unsecured commercial paper with repayment periods of 1 year and 270 days on 30 April 2007 and 18 September 2007 in the PRC capital market respectively. The effective interest rates are 3.34% and 3.93% respectively. The aggregated net cash proceeds raised in these exercises is RMB20 billion.

The book value of above said commercial paper approximates fair value which derives from discounted cash flow at 3.93%.

On 20 July 2006, the Netcom Group issued RMB10 billion one-year non-interest bearing unsecured commercial paper in the PRC capital market and raised net cash proceeds of RMB9,676 million from this exercise. The commercial paper is interest bearing at effective rate of 3.35%. The commercial paper was fully repaid on 24 July 2007.

(ii)        The short term bank loans on 31 December 2007 were unsecured and comprise:

		As at 31 December
Currency	Interest rate and final maturity	2007	2006
		RMB million	RMB million

RMB denominated	Interest rates ranging from 4.86% to 6.72% per annum with maturity through 11 December 2008	11,850	30,980
		=============	=============

The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using market rate of 4.86%-6.72% (31 December 2006: 4.86%-5.51%).

Included in the short-term bank loans were loans from state-owned banks amounting to RMB11,140 million as at 31 December 2007 (31 December 2006: RMB29,700 million).

(b)       The Netcom Group’s long term bank and other loans comprise:

		As at 31 December
		2007	2006
	Note	RMB million	RMB million

Long term bank loans	(i)	19,645	29,560
Finance lease obligations	(ii)	102	963
		－－－－－－－	－－－－－－－

		19,747	30,523
		－－－－－－－	－－－－－－－

Less: Current portion		(5,322)	(7,304)
		－－－－－－－	－－－－－－－

		14,425	23,219
		=============	=============

The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using market rate of 7.47% (31 December 2006: 6.12%).

Included in the long term bank loans were loans from state-owned banks amounting to RMB19,645 million as at 31 December 2007 (2006: RMB29,560 million).

(i)       Long term bank loans

	As at 31 December
	2007	2006
	RMB million	RMB million

Loans
Unsecured	19,433	29,220
Secured	212	340
	－－－－－－－	－－－－－－－

Total	19,645	29,560
	－－－－－－－	－－－－－－－

Less: Current portion	(5,220)	(6,446)
	－－－－－－－	－－－－－－－

Long term loans	14,425	23,114
	=============	=============

The Netcom Group’s long term bank loans were repayable as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Within one year	5,220	6,446
In the second year	9,671	6,491
In the third to fifth year, inclusive	1,952	9,723
After the fifth year	2,802	6,900
	－－－－－－－	－－－－－－－

	19,645	29,560
	=============	=============

		As at 31 December
Currency	Interest rate and final maturity	2007	2006
		RMB million	RMB million

Bank loan
Renminbi denominated	Interest rates ranging from 2.4% to 10.08% per annum with maturity through 29 January 2022	18,399	28,128
US Dollar denominated	Interest rates ranging from 1.5% to 6.15% per annum with maturity through 31 October 2039	588	721
Japanese Yen denominated	Interest rate is 2.12% per annum with maturity through 7 January 2014	234	276

Euro denominated	Interest rates ranging from 1.10% to 7.85% per annum with maturity through 15 March 2034	415	435
Hong Kong Dollar denominated	Interest rates is 3.75% per annum with maturity through 31 December 2010	9	—
		－－－－－－－	－－－－－－－
		19,645	29,560
		=============	=============

As at 31 December 2007, bank loans of RMB212 million (31 December 2006: RMB340 million) were secured by the following:

●	Corporate guarantees granted by Netcom Parent to the extent of RMB49 million (31 December 2006: RMB65 million); and

●	Corporate guarantees granted by third parties to the extent of RMB163 million (31 December 2006: RMB275 million).

(ii)      Finance lease obligations

	As at 31 December
	2007	2006
	RMB million	RMB million

Obligation under finance leases	102	963
Less: current portion	(102)	(858)
	－－－－－－－	－－－－－－－

	—	105
	=============	=============

The accumulated finance lease obligation payable to the related parties as at 31 December 2007 amounted to RMB102 million (2006: RMB963 million).

The interest rates charged on finance lease are ranging from 5.18% to 5.7% with maturity through 8 December 2008 (2006: 2.68% to 6.83% with maturity through 8 December 2008).

The Netcom Group’s liabilities under finance leases are analysed as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Within one year	105	888
In the second year	—	106
	－－－－－－－	－－－－－－－

	105	994

Less: future finance charges on finance leases	(3)	(31)
	－－－－－－－	－－－－－－－

Present value of finance lease liabilities	102	963
	=============	=============

The present value of finance lease liabilities is as follows:

Within one year	102	858
In the second year	—	105
	－－－－－－－	－－－－－－－

	102	963
	=============	=============

(c)       Corporate bonds

On 8 June 2007, the Netcom Group issued RMB2 billion ten-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

(d)	The fair value of the Netcom Group’s non-current portion of long term bank and other loans at 31 December 2007 and 2006 were as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Long term bank loans	12,320	21,209
Finance lease obligations	—	85
	－－－－－－－	－－－－－－－

	12,320	21,294
	=============	=============

The fair value is based on cash flows discounted using rates based on the market rates ranging from 3.25% to 7.05% (31 December 2006: 3.75% to 8.33%).

31           AMOUNT DUE FROM/(TO) HOLDING COMPANIES AND FELLOW SUBSIDIARIES

		Netcom Group		Netcom
		As at 31 December		As at 31 December
	Note	2007	2006	2007	2006
		RMB million	RMB million	RMB million	RMB million
			Restated Note 2

Current:
Due from ultimate holding company	(a)	245	174	—	—
Due from intermediate holding companies	(a)	6	3	—	—
Due from fellow subsidiaries	(a)	96	181	—	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total		347	358	—	—
		=============	=============	=============	=============

Due to ultimate holding company
— Deferred consideration	(b)	1,960	1,960	—	—
— Others	(a)	1,371	3,282	—	—
Due to fellow subsidiaries	(a)	1,267	2,263	—	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total		4,598	7,505	—	—
		=============	=============	=============	=============

Non-current:
Due to ultimate holding company
— Deferred consideration	(b)	3,920	5,880	—	—
Due to intermediate holding companies	(c)	78	—	78	—
Due to fellow subsidiaries	(c)	2,171	—	325	—
		－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total		6,169	5,880	403	—
		=============	=============	=============	=============

Notes:

(a)	These are interest free, unsecured and have no fixed terms of repayment.

(b)
Balance represents the deferred payments arising from the Acquisition of New Horizon outstanding at year end. The balance is charged at interest rate of 5.265% per annum with final maturity through 30 June 2010. The deferred payment is analysed as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Within one year	1,960	1,960
In the second year	1,960	1,960
In the third to fifth year, inclusive	1,960	3,920
	－－－－－－－	－－－－－－－

Total	5,880	7,840
	=============	=============

(c)	The balances bear interest rates ranged from 3.0% to 3.8% per annum, unsecured and have repayment terms of 3 years. The fair value of the balances is RMB1,918 million.

32           DEFERRED REVENUES

	As at 31 December
	2007	2006
	RMB million	RMB million

Balance at beginning of year:
— upfront connection fees	3,099	5,505
— upfront installation fees	5,767	6,769
— advances from network capacity sales	—	2,354
— prepaid telephony services	5,065	4,272
— others	—	—
	－－－－－－－	－－－－－－－

	13,931	18,900
	－－－－－－－	－－－－－－－

Additions for the year:
— upfront connection fees	—	—
— upfront installation fees	226	357
— advances from network capacity sales	—	236
— prepaid telephony services	31,749	30,360
— others	86	—
	－－－－－－－	－－－－－－－

	32,061	30,953
	－－－－－－－	－－－－－－－

Reductions for the year:
— upfront connection fees	(1,517)	(2,406)
— upfront installation fees	(1,279)	(1,359)
— advances from network capacity sales	—	(2,590)
— prepaid telephony services	(31,777)	(29,567)
— others	(2)	—
	－－－－－－－	－－－－－－－

	(34,575)	(35,922)
	－－－－－－－	－－－－－－－
Included: Disposal of discontinued operations
— advances from network capacity sales	—	(2,450)
— prepaid telephony services	(183)	(144)
	－－－－－－－	－－－－－－－

	(183)	(2,594)
	－－－－－－－	－－－－－－－

Balance at end of year:
— upfront connection fees	1,582	3,099
— upfront installation fees	4,714	5,767
— advances from network capacity sales	—	—
— prepaid telephony services	5,037	5,065
— others	84	—
	－－－－－－－	－－－－－－－

	11,417	13,931
	=============	=============

Representing:
— Current portion	7,103	7,733
— Non-current portion	4,314	6,198
	－－－－－－－	－－－－－－－

	11,417	13,931
	=============	=============

33           PROVISIONS

	Early retirement benefits	One-off cash housing subsidies	Total
	RMB million	RMB million	RMB million
	Note b	Note a & b

As at 1 January 2007	3,137	3,185	6,322
Additional provisions	—	—	—
Payments during the year	(605)	(329)	(934)
	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2007	2,532	2,856	5,388
	=============	=============	=============

Analysis of total provisions:
— Current portion	525	2,856	3,381
— Non-current portion	2,007	—	2,007
	－－－－－－－	－－－－－－－	－－－－－－－

	2,532	2,856	5,388
	=============	=============	=============

As at 1 January 2006	3,763	3,440	7,203
Payments during the year	(626)	(255)	(881)
	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2006	3,137	3,185	6,322
	=============	=============	=============

Analysis of total provisions:
— Current portion	551	3,185	3,736
— Non-current portion	2,586	—	2,586
	－－－－－－－	－－－－－－－	－－－－－－－

	3,137	3,185	6,322
	=============	=============	=============

(a)
Certain staff quarters, prior to 1998, have been sold to the Netcom Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Netcom Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Netcom Group required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Netcom Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the income statement in the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

(b)
Pursuant to the Listing Reorganisation and the Acquisition of New Horizon, if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at 30 June 2004 and 30 June 2005, Netcom Parent will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

34       Deferred taxation

Movements of the deferred tax assets and liabilities are as follows:

Recognised in Income Statement
Balance at 31 December 2006	Discontinued operations — Disposed Guangdong and Shanghai Branches	Continuing operations Note 11	Change in statutory tax rate Note 11	Change in statutory Tax rate and recognised in equity Note 11	Disposal of Guangdong and Shanghai Branches	Balance at 31 December 2007
RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Restated Note 2

Deferred tax assets:
Deferred revenue, primarily advances from customers	127	—	(11)	(24)	—	—	92
Temporary differences from allowance for doubtful debts	314	(5)	73	(38)	—	(13)	331
Unrecognised revaluation surplus/(deficit)	2,810	—	(104)	—	(664)	20	2,062
Others	208	—	53	(49)	—	(4)	208
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at end of year	3,459	(5)	11	(111)	(664)	3	2,693
	=============	=============	=============	=============	=============	=============	=============

Deferred tax liabilities:
Interest capitalized	(789)	—	109	168	—	—	(512)
Fixed assets depreciation	(301)	—	(55)	(15)	111	(28)	(288)
Others	(66)	—	1	9	—	—	(56)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at end of year	(1,156)	—	55	162	111	(28)	(856)
	=============	=============	=============	=============	=============	=============	=============

The amounts in the consolidated balance sheet are as follows:
Deferred tax assets to be recovered after more than 12 months	2,860						2,038
	=============	=============	=============	=============	=============	=============	=============

Deferred tax liabilities to be settled after more than 12 months	(1,014)						(740)
	=============	=============	=============	=============	=============	=============	=============

		Recognised in Income Statement
	Balance at 31 December 2005	Discontinued operations	Continuing operations	Balance Recognised in Equity	Balance at 31 December 2006
	RMB million	RMB million	RMB million	RMB million	RMB million
	Restated Note 2				Restated Note 2

Deferred tax assets:
Deferred revenue, primarily advances from customers	170	—	(43)	—	127
Temporary differences from allowance for doubtful debts	350	(4)	(32)	—	314
Unrecognised revaluation surplus and deficit (Note iii)	2,861	2	(53)	—	2,810
Others	99	4	105	—	208
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at end of year	3,480	2	(23)	—	3,459
	=============	=============	=============	=============	=============

Deferred tax liabilities:
Interest capitalized	(1,261)	—	472	—	(789)
Revaluation surplus/deficit of fixed assets (Note i)	—	62	(10)	(353)	(301)
Others	(63)	—	(3)	—	(66)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Balance at end of year	(1,324)	62	459	(353)	(1,156)
	=============	=============	=============	=============	=============

The amounts in the consolidated balance sheet are as follows:
Deferred tax assets to be recovered after more than 12 months	2,906				2,860
	=============	=============	=============	=============	=============

Deferred tax liabilities to be settled after more than 12 months	(1,190)				(1,014)
	=============	=============	=============	=============	=============

Notes:

(i)
According to the Netcom Group’s accounting policy as set out in note 4(k), the fixed assets other than the lease prepayments for land and buildings of the Netcom Group were revalued by the PRC valuer on a depreciated replacement cost basis on 31 December 2006, as disclosed in note 21. The revalued amounts are not used to determine the tax bases of these assets in the future years. Accordingly, the Netcom Group’s deferred tax liabilities on the balance sheet as at 31 December 2006, decreased by RMB150 million. The net reduction comprised RMB353 million, being the deferred tax liabilities originated from the revaluation surplus of fixed assets which was debited to revaluation reserves, offset by RMB503 million, being the deferred tax assets originated from the revaluation deficit of fixed assets which was credited to the income statement for the year ended 31 December 2006.

(ii)
In connection with the Listing Reorganisation and the Acquisition of New Horizon, certain of the Netcom Group’s telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment were revalued as at 31 December 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note (iii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

 In connection with the Acquisition of New Horizon, the Netcom Group’s net deferred tax assets were subsequently reduced by RMB1,077 million (comprising deferred tax assets of RMB1,273 million and deferred tax liabilities of RMB196 million), and this decrease was recorded as a debit to owners’ equity upon the date of the Reorganisation on 30 June 2005. The RMB1,077 million deduction comprises RMB1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded and credited to revaluation reserves offset by RMB2,174 million deferred tax assets debited to retained earnings.

(iii)
In addition, in order to determine the tax bases used for future years after the Listing Reorganisation and the Acquisition of New Horizon, the Netcom Group’s prepayments for the leasehold land and buildings were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with corresponding increases in owners’ equity upon the Listing Reorganisation on 30 June 2004 and the Acquisition of New Horizon on 30 June 2005. In the opinion of the Board, it is more likely than not that the Netcom Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Netcom Group. The amount is to be transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

During the Listing Reorganisation, the leasehold land and buildings had a net surplus on revaluation of RMB6,967 million as at 31 December 2003. As explained in the preceding paragraph, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner’s equity upon the Listing Reorganisation on 30 June 2004.

During the Acquisition of New Horizon, the leasehold land and buildings had a net surplus on revaluation of RMB2,553 million as at 31 December 2004. As explained above, a deferred tax asset of RMB843 million was subsequently recorded with a corresponding increase in owner’s equity upon the Acquisition on 30 June 2005.

The amount of transfer to retained earnings from unrecognised revaluation surplus and deficit for the year ended 31 December 2007 was RMB104 million (2006: RMB51 million).

35           Share capital

Authorised
	Ordinary shares of US$0.04 each			Convertible preference shares of US$0.04 each			Total
	No. of shares	US$	RMB million	No. of shares	US$	RMB million	US$	RMB million

As at 1 January 2006, 2007 and 31 December 2007	25,000,000,000	1,000,000,000	8,277	7,741,782	309,671	3	1,000,309,671	8,280
	=============	=============	=============	=============	=============	=============	=============	=============

	Issued
	Ordinary shares of US$0.04 each			Convertible preference shares of US$0.04 each			Total
	No. of shares	US$	RMB million	No. of shares	US$	RMB million	US$	RMB million

As at 1 January 2006	6,593,529,000	263,741,160	2,181	—	—	—	263,741,160	2,181
Exercise of share options (Note)	57,114,500	2,284,580	18	—	—	—	2,284,580	18
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2006	6,650,643,500	266,025,740	2,199	—	—	—	266,025,740	2,199
	=============	=============	=============	=============	=============	=============	=============	=============

As at 1 January 2007	6,650,643,500	266,025,740	2,199	—	—	—	266,025,740	2,199
Exercise of share options (Note)	23,684,900	947,396	7	—	—	—	947,396	7
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2007	6,674,328,400	266,973,136	2,206	—	—	—	266,973,136	2,206
	=============	=============	=============	=============	=============	=============	=============	=============

Note:
The Netcom Group issued new shares for the options exercised during this period. During the year ended 31 December 2007, Netcom issued 16,231,400 shares (2006: 57,114,500 shares) upon exercise of options by participants in the First Grant Share Option Scheme, and issued 7,453,500 shares (2006: 0 shares) upon exercise of options by participants in the Second Grant Share Option Scheme. The total consideration received amounted to RMB219 million and the portion that exceeds the nominal value of the shares issued was recorded as share premium of Netcom.

36       Share option scheme

A share option scheme was approved pursuant to a shareholders’ resolution on 30 September 2004 (“Netcom Share Option Scheme”). Share options are granted to directors of Netcom and to certain employees of the Netcom Group at the directors’ discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of Netcom on the Hong Kong Stock Exchange and subject to certain vesting restrictions on timing.

On 22 October 2004, 158,640,000 share options with an exercise price of HK$8.40 each were granted to the Netcom Directors and certain employees of the Netcom Group (the “First Grant”).

Pursuant to Netcom’s Share Option plan, Netcom granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant. The grantees can exercise 40 percent of the options granted from 17 May 2006, and a further 20 percent of the options granted from 17 May 2007. All unexercised share options will expire on 16 November 2010.

On 6 December 2005, the board of directors approved the grant of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region (“Second Grant”). The grantees can exercise 40% of the option granted from 6 December 2007, and all unexercised share options will be expired on 5 December 2011.

The grant date fair value of the share options granted in the First Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 5 years, expected volatility rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the Netcom Share Options on grant date was determined as HK$1.22 per Netcom Share (RMB1.28 per Netcom Share). The grant date fair value of the Netcom Share Options granted in the Second Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 4 years, expected volatility rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of the Netcom Option on grant date was determined as HK$1.28 per Netcom Share (RMB1.34 per Netcom Share). The model that decided the weighted average fair value of the Netcom Options and the assumptions mentioned above are subjective, and the changes of these subjective assumptions could affect the weighted average fair value of the Netcom Option. Therefore, Black-Scholes model may not reliably calculate the weighted average fair value of the Netcom Options.

Modifications to certain clauses of the Netcom Options schemes already granted were approved on 16 May 2006, pursuant to a resolution of the Extraordinary General Meeting. The modifications were mainly related to eligibility of the participants, number of Netcom Options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of Netcom Options. The modifications did not have significant impact to the financial statements.

The movement of the Netcom Options granted during the year is summarized as follows:

						Exercise price	Weighted average closing price per Netcom Share at respective days immediately before the exercises of Netcom Options	No. of Netcom Option exercisable as at 31 December 2006
	No. of Netcom Options
	As at 1 January 2006	Granted	Exercised	Lapsed and forfeited	As at 31 December 2006
						HK$	HK$

First Grant	156,703,000	—	57,114,500	1,975,800	97,612,700	8.40	14.46	5,670,084
Second Grant	79,320,000	—	—	285,800	79,034,200	12.45	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－			－－－－－－－

Total	236,023,000	—	57,114,500	2,261,600	176,646,900			5,670,084
	=============	=============	=============	=============	=============			=============

						Exercise price	Weighted average closing price per Netcom Share at respective days immediately before the exercises of Netcom Options	No. of Netcom Option exercisable as at 31 December 2007
	No. of Netcom Options
	As at 1 January 2007	Granted	Exercised	Lapsed and forfeited	As at 31 December 2007
						HK$	HK$

First Grant	97,612,700	—	16,231,400	2,117,440	79,263,860	8.40	22.23	20,728,290
Second Grant	79,034,200	—	7,453,500	—	71,580,700	12.45	23.92	24,490,320
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－			－－－－－－－

Total	176,646,900	—	23,684,900	2,117,440	150,844,560			45,218,610
	=============	=============	=============	=============	=============			=============

Netcom uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The compensation cost recognised in staff cost during the year ended 31 December 2007 was RMB59 million (For year ended 31 December 2006: RMB75 million). As at 31 December 2007, there was RMB47 million (As at 31 December 2006, there was RMB106 million) of unrecognised compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to Netcom’s employees. This cost is expected to be recognised over a weighted-average period of 1.31 years. Total unrecognised compensation cost may be adjusted for future changes in estimated forfeitures.

There were no capitalized share-based compensation costs during the year ended 31 December 2007 and 2006.

The intrinsic value for the Netcom Options exercised amounted to HK$656 million and was calculated as the difference between the market value on the date of exercise and the exercise price of the shares. The intrinsic value of Netcom Options outstanding as of 31 December 2007 amounted to HK$1,980 million (31 December 2006: HK$1,879 million), which was calculated as the difference between the closing stock price as of 31 December 2007 and the exercise price of the Netcom Options.

The weighted average remaining contractual life for outstanding Netcom Options, vested and expected to vest or exercisable Netcom Options as of 31 December 2007 were 3.38 years and 3.45 years (as of 31 December 2006 was 4.35 years and 3.88 years), respectively.

37           Reserves — Netcom

	Share premium	Capital reserve	Retained earnings	Total
	RMB million	RMB million	RMB million	RMB million

As at 1 January 2006	42,750	3,104	(1,381)	44,473
Profit for the year	—	—	17,475	17,475
Dividends distributed during the year (Note 13)	—	—	(3,196)	(3,196)
Share based payments	545	(73)	—	472
Exercise of share options	—	75	—	75
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2006	43,295	3,106	12,898	59,299
	=============	=============	=============	=============

Profit for the year	—	—	8,714	8,714
Dividends distributed during the year (Note 13)	—	—	(3,600)	(3,600)
Share based payments	243	(31)	—	212
Exercise of Netcom Options	—	59	—	59
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

As at 31 December 2007	43,538	3,134	18,012	64,684
	=============	=============	=============	=============

38           Consolidated cash flow statements

(a)           Reconciliation of profit before taxation to net cash flows generated from the operating activities of continuing operation

	Year ended 31 December
	2007	2006
	RMB million	RMB million
		Restated Note 2

Profit before taxation	15,267	15,205
Adjusted by:
Depreciation of fixed assets and amortisation of intangible assets	25,402	24,845
Lease prepayments for land	52	68
Lease prepayments for network capacity	6	—
Deferred costs charged to the income statement	876	996
Deficit on revaluation of fixed assets	—	1,335
Bad and doubtful debts	868	1,003
(Gain)/loss on disposal of fixed assets	(357)	432
Share-based payments	59	75
Other income	(1,221)	(621)
Interest income	(113)	(136)
Interest expense	3,162	3,757
Foreign exchange net loss/(gain)	25	(8)

Changes in working capital
Increase in accounts receivable	(1,357)	(1,944)
Decrease in inventories and consumables	120	56
Decrease in prepayments, other receivables and other current assets	142	229
Increase in other non-current assets	(201)	(339)
Increase in accounts payable	1,285	1,142
Decrease in accruals and other payables	(2,384)	(4,308)
Decrease in deferred revenues	(2,322)	(2,631)
	－－－－－－－	－－－－－－－

Net cash inflow generated from operating activities of continuing operations	39,309	39,156
	=============	=============

(b)       Major non-cash transactions

During 2005, the Netcom Group paid RMB3,000 million as part of the total consideration for the Acquisition of New Horizon. The remaining balance of RMB9,800 million was recognised as a deferred payment and is included in amounts due to the ultimate holding company. During the year ended 31 December 2007, payments made in respect of the purchase were RMB1,960 million, the unpaid balance at 31 December 2007 was RMB5,880 million.

In 2007, the Netcom Group replaced copper cables in some network infrastructure with optical fibers and related equipments. Some of this replacement was done through non-monetary assets exchange with suppliers, which it exchanged optical fibers and related equipments for the Netcom Group’s own copper cables. The cost of the assets received was recorded at the fair value of asset surrendered. In 2007, the net book value and fair value of copper cables surrendered were RMB182 million and RMB568 million respectively. A gain on the non-monetary assets exchange of RMB386 million is recognized in the current year income statement.

(c)       Net investment gain from disposal of Guangdong and Shanghai branches

On 15 January 2007, CNC China entered into an assets transfer agreement with its ultimate holding company, Netcom Parent. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches. The disposal was completed on 28 February 2007. The net assets of Guangdong and Shanghai Branches as at the completion date are as listed below:

As at 28 February 2007
RMB million

Net assets disposed of (excluding the cash and cash equivalents):
Accounts receivable and other current assets	416
Fixed assets and other non-current assets	7,630
Current portion of deferred income	(183)
Accounts payable	(2,046)
Long-term loans	(3,000)
Other liabilities	(267)
－－－－－－－

2,550

Gain on disposal recognised in the income statement	927
－－－－－－－

Net cash inflow from disposal of Guangdong and Shanghai Branches	3,477
=============

Analysis of cash inflow from disposal of Guangdong and Shanghai Branches
Cash consideration	3,500
Less: Cash and cash equivalents of Disposed Guangdong and Shanghai Branches	(23)
－－－－－－－

Net cash inflow	3,477
=============

39       Banking facilities

As at 31 December 2007 and 2006, the utilized and unutilized banking facilities are as follows:

	Netcom Group		Netcom
	As at 31 December		As at 31 December
	2007	2006	2007	2006
	RMB million	RMB million	RMB million	RMB million

Amount utilized	31,495	60,541	9	—

Amount unutilized	106,824	115,588	2,238	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Aggregate banking facilities	138,319	176,129	2,247	—
	=============	=============	=============	=============

40           Commitments

(a)           Capital commitments

	As at 31 December
	2007	2006
	RMB million	RMB million

Contracted but not provided for
— Leasehold land and buildings	10	26
— Telecommunication networks and equipment	530	2,502
— Others	9	5
	－－－－－－－	－－－－－－－

Total	549	2,533
	=============	=============

Authorised but not contracted for
— Leasehold land and buildings	21	—
— Telecommunication networks and equipment	106	300
— Others	1	—
	－－－－－－－	－－－－－－－

	128	300
	=============	=============

(b)           Operating lease commitments

The Netcom Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:

	As at 31 December
	2007	2006
	RMB million	RMB million

Not later than one year	579	734
Later than one year and not later than five years	1,134	1,102
Later than five years	291	517
	－－－－－－－	－－－－－－－

Total	2,004	2,353
	=============	=============

41       Related party transactions

All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the

Netcom Group as defined by HKAS 24. Netcom Parent, the Netcom Group’s parent company, is a state-controlled enterprise directly controlled by the PRC government which controls different state-owned enterprises driving the economy of the PRC. The Netcom Group is the dominant fixed line telecommunications service provider in northern China by virtue of its historical monopoly over these services. As a result, the Netcom Group has extensive transactions including sales and purchases of services, goods and fixed assets, leasing of assets and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

The Netcom Group’s operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC’s State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting licenses, allocating frequency spectrum, formulating interconnection and settlement arrangements between telecommunications operators, enforcing industry regulations and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry.

As a state-owned telecommunications operator, the Netcom Group has extensive transactions with other state-owned telecommunications operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

The Netcom Group has extensive transactions with other members of Netcom Parent. It is possible that the terms of the transactions between the Netcom Group and other members of Netcom Parent are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

		For the year ended 31 December
		2007	2006
	Note	RMB million	RMB million
			Restated Note 2

Emolument of key management
— salaries and welfare and contributions to retirement scheme	(i)	13	13
		=============	=============

Interconnection fees
— from fellow subsidiaries	(iv)(b)	602	381
— from other state-owned telecommunications operators	(iv)(b)	6,333	6,726
		－－－－－－－	－－－－－－－

Subtotal		6,935	7,107
		=============	=============

Interconnection charges
— to fellow subsidiaries	(iv)(b)	687	820
— to other state-owned telecommunications operators	(iv)(b)	1,595	1,758
		－－－－－－－	－－－－－－－

Subtotal		2,282	2,578
		=============	=============

Rental income from properties leased to fellow subsidiaries	(iv)(a),(iv)(c)	1	2
		=============	=============

Purchase of materials
— from fellow subsidiaries	(iv)(a),(iv)(c)	569	1,170
— from other related companies	(iv)(a),(iv)(c)	99	122
		－－－－－－－	－－－－－－－

Subtotal		668	1,292
		=============	=============

Receipt of engineering, project planning, design, construction and information technology services
— from fellow subsidiaries	(iv)(a),(iv)(b)	1,629	2,084
— from other related companies	(iv)(a),(iv)(b)	317	368
		－－－－－－－	－－－－－－－

Subtotal		1,946	2,452
		=============	=============

Provision of engineering, project planning, design, construction and information technology services — from other state-owned telecommunications operators	(iv)(a)	54	45
		=============	=============

Ancillary telecommunications support services
— from fellow subsidiaries	(v),(iv)(a)	373	350
— from other related companies	(v),(iv)(a)	75	58
		－－－－－－－	－－－－－－－

Subtotal		448	408
		=============	=============

Payment of operating lease rentals of premises
— to fellow subsidiaries	(iv)(a),(iv)(c)	636	680
		=============	=============

Property sub-lease rentals to fellow subsidiaries	(iv)(a),(iv)(c)	11	15
		=============	=============

Common corporate services income from ultimate holding company	(vi)	125	121
		=============	=============

Common corporate services expenditure paid to ultimate holding company	(vi)	477	448
		=============	=============

Support services received
— from ultimate holding company	(vii),(iv)(a)	—	2
— from fellow subsidiaries	(vii),(iv)(a)	496	712
— from other related companies	(vii),(iv)(a)	40	23
		－－－－－－－	－－－－－－－

Subtotal		536	737
		=============	=============

Telecommunications rental income from other state-owned telecommunications operators	(iv)(b)	723	1,327
		=============	=============

Payment for lease of telecommunications facility
— to ultimate holding company	(viii)	66	75
— to fellow subsidiaries	(viii)	243	307
		－－－－－－－	－－－－－－－

Subtotal		309	382
		=============	=============

Payment for purchase of long-term telecommunications capacity to fellow subsidiaries	(ix),(xii)	—	36
		=============	=============

Payment for lease of long-term telecommunications capacity to fellow subsidiaries	(x),(xii)	—	65
		=============	=============

Management fee received from fellow subsidiaries	(xi),(xii)	—	23
		=============	=============

Information communication technologies service income received
— from ultimate holding company	(xix),(iv)(a)	71	2
— from fellow subsidiaries	(xix),(iv)(a)	61	60
		－－－－－－－	－－－－－－－

Subtotal		132	62
		=============	=============

Notes:

(i)	Represents the emoluments paid to all of the Netcom Directors and the top management of the Netcom Group, who are considered as the related parties of the Netcom Group.

(ii)	The Netcom Group entered into finance lease arrangements with a related party, details have been set out in Note 30(b).

(iii)	Related party represents the non-listed investors of the fellow subsidiaries.

(iv)	Priced based on one of the following three criteria:

(a)	market price;

(b)	prices based on government guidance; or

(c)	cost plus basis.

(v)
Represents provision of ancillary telecommunications support services to the Netcom Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

(vi)
The Netcom Group entered into a Master Service Sharing Agreement with the Netcom Parent pursuant to which expenses associated with common corporate services is allocated between the Netcom Group and Netcom Parent based on total assets as appropriate.

(vii)
Represents the support services provided to the Netcom Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

(viii)
The Netcom Group entered into a Telecommunications Facilities Leasing Agreement with Netcom Parent pursuant to which the Netcom Group leases the international telecommunications facilities and inter-provincial transmission optic fibers from Netcom Parent. The lease payment is based on the depreciation charge of the assets.

(ix)
The Netcom Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited (“EANL”), a wholly owned subsidiary of Netcom Parent, pursuant to which the Netcom Group receives certain amounts of long-term telecommunications capacity from Netcom Parent at market prices as set out in the Capacity Purchase Agreement.

(x)
The Netcom Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Netcom Group leases certain amount of capacity of Netcom Parent’s telecommunications network at market rates as set out in the Capacity Lease Agreement.

(xi)
The Netcom Group entered into a Management Services Agreement with EANL, pursuant to which the Netcom Group provides certain management services to Netcom Parent either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

(xii)
Due to the disposal of ANC Group on 22 August 2006, the Capacity Purchase Agreement, the Capacity Lease Agreement and the Management Services Agreement between the Netcom Group and East Asia Netcom Ltd (a formerly wholly owned subsidiary of Netcom Parent) were no longer related party transactions to the Netcom Group after 22 August 2006.

(xiii)
In addition, pursuant to the Listing Reorganisation and the Acquisition of New Horizon, Netcom Parent has agreed to hold and maintain, for the Netcom Group’s benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Netcom Group. The licenses maintained by Netcom Parent were granted by the MII at nil or nominal costs. To the extent that Netcom Parent incurs a cost to maintain or obtain licenses in the future, Netcom has agreed to reimburse Netcom Parent for any such expense.

(xiv)
Netcom Parent has also agreed to indemnify the Netcom Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Netcom Group arising from transactions prior to the date of Listing Reorganisation and the Acquisition in relation to the business of the Netcom Group prior to the Listing and the business of the newly required four provinces/autonomous region respectively.

(xv)	As at 31 December 2007, Netcom Parent granted corporate guarantees to the Netcom Group as set out in Note 30(b).

(xvi)
Netcom Parent, the Netcom Group’s ultimate holding company, entered into an agreement (the “Sponsorship Agreement”) with Beijing Organization Committee (“BOCOG”) which designated Netcom Parent as the exclusive fixed-line telecommunications services partner in the PRC to sponsor the 2008 Beijing Olympic Games. Netcom Parent allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Netcom Group has contributed a portion of the required support under the Sponsorship Agreement through cash payment and provision of services to BOCOG amounting to RMB0.54 billion. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognised on the Netcom Group’s balance sheet.

(xvii)
As at 31 December 2007, the Netcom Group has balances with other state-owned telecommunication service providers, cash deposited in and loans granted from state-owned banks as set out in Notes 18, 28, 17 and 30 respectively.

(xviii)
Up to 31 December 2007, the deferred consideration in respect of the Acquisition of New Horizon paid to Netcom Parent amounted to RMB3,920 million, and the balance of the deferred consideration amounted to RMB5,880 million (2006: RMB7,840 million). The accumulated related interest charged to income statement up to 31 December 2007 amounted to RMB942 million (2006: RMB567 million).

(xix)
China Netcom System Integration, an indirect wholly owned subsidiary of Netcom, entered into an Information and Communications Technology Agreement on 7 November 2006 with Netcom Parent. Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to Netcom Parent. China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services to the subsidiaries and branches of Netcom Parent in Netcom Parent’s southern service region in PRC.

(xx)	On 31 December 2006, the Netcom Group acquired some assets from Netcom Parent at an agreed price of RMB81 million.

(xxi)
On 15 January 2007, CNC China entered into an assets transfer agreement with its ultimate holding company, Netcom Parent. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for consideration of RMB3.5 billion. On 14 February 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on 28 February 2007 upon the approval granted from the MII. For details, please refer to Note 26.

(xxii)
On 5 December 2007, System Integration Corporation, a directly wholly owned subsidiary of CNC China, entered into an equity interest transfer agreement and agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation at a consideration of RMB298.9 million. The acquisition was completed on 31 December 2007. The difference of the consideration paid and the net assets value of the Beijing Telecom P&D Institute is RMB61 million and recognised directly in the other reserve. For details, please refer to Note 2.

(xxiii)	In 2007, the Netcom Group borrowed loans from fellow subsidiaries and other holding companies. For the related terms, please refer to Note 31(c).

42       Significant subsequent events

(i)	After the balance sheet date the Board proposed a final dividend. Further details are disclosed in Note 13.

(ii)
The Netcom Group borrowed two foreign currency loans of HK$1 billion each from a bank in Hong Kong on 1 February and 4 February 2008 respectively. Both of the loans will mature on 31 December 2008. The actual annual interest rates charged are 2.53% and 2.557%.

43       Ultimate holding party

The ultimate holding company is Netcom Parent which is owned and controlled by the PRC Government.

44       Approval of financial statements

The financial statements were approved by the Board on 25 March 2008.

3.        UNAUDITED REVENUES FOR THE THREE MONTHS ENDED 31 MARCH 2008

As announced by Netcom on 21 April 2008, the unaudited consolidated revenue of Netcom for the three months ended 31 March 2008 was RMB20,487 million (approximately HK$23,307 million), including upfront connection fees of RMB270 million (approximately HK$307 million). Excluding upfront connection fees, the unaudited consolidated revenue of Netcom for the three months ended 31 March 2008 was RMB20,217 million (approximately HK$23,000 million).

4.        MANAGEMENT DISCUSSION AND ANALYSIS

Subject to the adoption of the definitions in this document and the additional information for the financial year ended 31 December 2005 and the funding and treasury policies and objectives shown in the section headed “Liquidity and Capital Resources”, the following management discussion and analysis of the Netcom Group’s financial condition and results of operations is extracted from the Form 20-F filed by Netcom with the SEC for the fiscal year ended 31 December 2007.

OVERVIEW

The Netcom Group is a leading broadband communications and fixed-line telecommunications operator in China and a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services in its service region.

In 2007, the Netcom Group continued to face increasing mobile substitution and as a result experienced increasing migration of fixed-line voice traffic, particularly local fixed-line voice traffic, to mobile services. As part of its strategy to mitigate the effect of mobile substitution on its fixed-line telephone services, the Netcom Group has increased its efforts to diversify into broadband and other Internet-related services, information and communications services as well as value added services as part of its fixed-line services. The Netcom Group also began offering advertising and media services in 2007.

FACTORS AFFECTING RECENT RESULTS OF OPERATIONS of The Netcom Group

Sale of Southern Service Region Business and Acquisition of Design Institute

On 28 February 2007, the Netcom Group sold its assets and liabilities in relation to its telecommunications operations in its southern service region. In accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the HKICPA, the Netcom Group has presented the results of operations and cash flow from operations of its southern service region as discontinued operations. Its income statement and statement of cash flow for 2005 and 2006 have been restated accordingly.

On 31 December 2007, the Netcom Group acquired the entire equity interest of Design Institute from China Netcom Group Beijing Communications Corporation, a wholly owned subsidiary of Netcom Parent. Since Netcom Parent is the ultimate holding company of the Netcom Group, this acquisition is a business combination under common control. The Netcom Group accounted for this acquisition using a method similar to the pooling of interest method according to Accounting Guideline No. 5 — Merger Accounting for Common Control Transactions (“AG 5”). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Design Institute have been owned by the Netcom Group since the beginning of the period presented. Accordingly, its financial statements for 2005 and 2006 have been restated to include the financial results of Design Institute as if the acquisition had occurred as of 1 January 2005.

The following tables set forth the financial impact of the sale of the southern service region business of the Netcom Group and acquisition of the Design Institute as of and for the year ended 31 December 2005 and 2006.

	Year ended 31 December 2005
	Originally stated	Disposal of the southern service region of the Netcom Group	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated
	RMB million	RMB million	RMB million	RMB million	RMB million

Continuing operations:
Revenues	85,861	(2,120)	186	—	83,927
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit for the year from continuing operation	14,114	174	62	—	14,350
	=============	=============	=============	=============	=============

Discontinued operations:
Profit/(loss) from discontinued operations	(226)	(174)	—	—	(400)
	=============	=============	=============	=============	=============
Profit for the year	13,888	—	62	—	13,950
	=============	=============	=============	=============	=============
Net cash inflow from operating activities	33,557	—	(22)	—	33,535
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Net cash outflow from investing activities	(24,608)	—	31	—	(24,577)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Net cash outflow from financing activities	(14,656)	—	18	—	(14,638)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current assets at 31 December 2005	14,499	—	176	—	14,675
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total assets at 31 December 2005	202,840	—	282	—	203,122
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current liabilities at 31 December 2005	98,399	—	5	—	98,404
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total liabilities at 31 December 2005	139,830	—	5	—	139,835
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Shareholders’ equity at 31 December 2005	63,010	—	277	—	63,287
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

	Year ended 31 December 2006
	Originally stated	Disposal of the southern service region of the Netcom Group	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated
	RMB million	RMB million	RMB million	RMB million	RMB million

Continuing operations:
Revenues	86,921	(3,222)	165	330	84,194
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit for the year from continuing operation	11,141	332	27	(22)	11,478
	=============	=============	=============	=============	=============

Discontinued operations:
Profit/(loss) from discontinued operations	1,819	(332)	—	—	1,487
	=============	=============	=============	=============	=============
Profit for the year	12,960	—	27	(22)	12,965
	=============	=============	=============	=============	=============
Net cash inflow from operating activities	34,133	—	20	(18)	34,135
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Net cash outflow from investing activities	(24,991)	—	(2)	21	(24,972)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Net cash outflow from financing activities	(6,447)	—	(30)	—	(6,477)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current assets at 31 December 2006	18,059	—	218	(51)	18,226
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Total assets at 31 December 2006	203,835	—	318	(71)	204,082
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total current liabilities at 31 December 2006	90,802	—	80	(49)	90,833
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total liabilities at 31 December 2006	129,857	—	80	(49)	129,888
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Shareholders’ equity at 31 December 2006	73,978	—	238	(22)	74,194
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Sale of ANC Group

On 22 August 2006, the Netcom Group sold its 100% equity interest in ANC Group to Connect Holdings Limited for US$168.84 million. The results of operations and cash flows of ANC Group for the 2005 and 2006 have been classified as discontinued operations.

The Netcom Group’s 2005 Acquisition

On 31 October 2005, the Netcom Group acquired from Netcom Parent the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Neimenggu Autonomous Region and Shanxi Province. Since the Netcom Group and the 2005 Acquired Assets and Liabilities were under the common control of Netcom Parent, its 2005 Acquisition has been treated as a “combination of entities under common control” which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recorded at book value under HKFRS as if the businesses and assets have been owned by the Netcom Group as of 1 January 2005.

Revaluation of the fixed assets of the Netcom Group

According to the Netcom Group’s accounting policies, each class of its fixed assets other than buildings were last revalued at 31 December 2006 by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation (including the impact of the Southern Service Region Business and presented as discontinued operations) was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the income statement of RMB1,524 million for that year.

RESULTS OF OPERATIONS

The table below sets forth a breakdown of the revenues of the Netcom Group’s services and total operating expenses in terms of amount and as a percentage of its total revenues, as well as net cash flow, for the periods indicated.

Unless otherwise specified, the following analysis is made on the basis of continuing operations.

	For the Year Ended 31 December
	2005		2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(Restated)		(Restated)
	(millions of RMB, except percentage data)

CONTINUING OPERATIONS
Revenues:
Fixed-line telephone services (1):
Local:
Local usage fees	24,440	29.1%	22,059	26.2%	19,989	23.8%
Monthly fees	18,170	21.7%	16,546	19.6%	12,387	14.8%
Upfront installation fees	1,433	1.7%	1,364	1.6%	1,283	1.5%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Subtotal	44,043	52.5%	39,969	47.4%	33,659	40.1%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Domestic long distance(2)	9,773	11.7%	9,495	11.3%	8,769	10.4%
International long distance(2) (3)	874	1.0%	819	1.0%	791	0.9%
Value-added services	3,970	4.7%	5,341	6.3%	6,114	7.3%
Interconnection fees	7,664	9.1%	8,432	10.0%	8,376	10.0%
Upfront connection fees(4)	3,405	4.1%	2,406	2.9%	1,517	1.8%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Subtotal	69,729	83.1%	66,462	78.9%	59,226	70.5%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Broadband services	7,289	8.7%	9,916	11.8%	13,835	16.5%
Other Internet-related services	556	0.7%	516	0.6%	532	0.6%
Managed data services	1,621	1.9%	1,413	1.7%	1,284	1.5%
Leased line income	2,376	2.8%	2,540	3.0%	2,521	3.0%
ICT services	186	0.2%	855	1.0%	3,990	4.8%
Other services	2,170	2.6%	2,492	3.0%	2,617	3.1%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	83,927	100.0%	84,194	100.0%	84,005	100.0%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Operating Expenses:
Depreciation and amortization	(24,328)	(29.0%)	(24,913)	(29.6%)	(25,495)	(30.3%)
Network, operations and support	(12,610)	(15.0%)	(13,344)	(15.8%)	(14,145)	(16.8%)
Staff costs	(11,830)	(14.1%)	(11,849)	(14.1%)	(12,223)	(14.6%)
Selling, general and administrative	(12,726)	(15.2%)	(12,607)	(15.0%)	(10,615)	(12.6%)
Other operating expenses	(1,374)	(1.6%)	(1,930)	(2.3%)	(4,261)	(5.1%)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	(62,868)	(74.9%)	(64,643)	(76.8%)	(66,739)	(79.4%)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

Other income	—	0.0%	621	0.7%	1,221	1.4%
Interest income	134	0.2%	135	0.2%	113	0.1%
Dividend income	29	0.0%	—	0.0%	—	0.0%
Deficit on revaluation of fixed assets	—	0.0%	(1,335)	(1.6%)	—	0.0%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit from operations	21,222	25.3%	18,972	22.5%	18,600	22.1%
Finance costs	(3,346)	(4.0%)	(3,767)	(4.4%)	(3,333)	(3.9%)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit before taxation	17,876	21.3%	15,205	18.1%	15,267	18.2%
Taxation	(3,526)	(4.2%)	(3,727)	(4.5%)	(3,796)	(4.5%)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit for the year from continuing operations	14,350	17.1%	11,478	13.6%	11,471	13.7%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

DISCONTINUED OPERATIONS
Loss/(profit) for the year from discontinued operations	(400)	(0.5%)	1,487	1.8%	624	0.7%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Profit for the year	13,950	16.6%	12,965	15.4%	12,095	14.4%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

CONTINUING OPERATIONS
Cash inflow from operating activities of continuing operation	32,191	38.4%	32,050	38.1%	32,459	38.6%
Cash outflow from investing activities of continuing operations	(22,993)	(27.4%)	(24,051)	(28.6%)	(19,138)	(22.8%)
Cash outflow from financing activities of continuing operations	(14,746)	(17.6%)	(6,477)	(7.7%)	(19,131)	(22.8%)
Cash flows from continuing operations	(5,548)	(6.6%)	1,522	1.8%	(5,810)	(7.0%)
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－

DISCONTINUED OPERATIONS
Cash (outflow)/inflow from operating activities of discontinued operations	1,344	1.6%	2,085	2.5%	388	0.5%
Cash (outflow)/inflow from investing activities of discontinued operations	(1,584)	(1.9%)	(921)	(1.1%)	3,103	3.7%
Cash inflow from financing activities of discontinued operations	108	0.1%	—	0.0%	—	0.0%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Cash flows from discontinued operations	(132)	(0.2%)	1,164	1.4%	3,491	4.2%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Increase/(decrease) in cash and cash equivalents	(5,680)	(6.8%)	2,686	3.2%	(2,319)	(2.8%)
	=============	=============	=============	=============	=============	=============

(1)           Includes revenues from the Netcom Group’s PHS services.

(2)           Includes revenues from the Netcom Group’s long distance VoIP services.

(3)           Includes revenues from calls to Hong Kong, Macau and Taiwan.

(4)           Upfront connection fees for basic telephone access services were eliminated by the MII in July 2001.

Operating results for the year ended 31 December 2007 and the year ended 31 December 2006

Revenues

The Netcom Group’s revenue consist of revenues from the provision of telecommunications services, net of business tax and government levies. Sources of its revenues primarily consist of revenues from fixed-line telephone services, broadband services, other Internet-related services, managed data services, leased line services, ICT services and other service.

The Netcom Group’s revenue for 2007 amounted to RMB84,005 million, decreased from RMB84,194 million for 2006, of which upfront connection fees amounted to RMB1,517 million. Excluding upfront connection fees*, its revenue for 2007 would amount to RMB82,488 million, representing a growth of RMB700 million, or 0.9%, from RMB81,788 million in 2006. The growth primarily reflected increases in revenues from broadband services, ICT services and value-added services, partially offset by the decrease in revenues from fixed-line telephone services.

*
Upfront connection fee represents the amortization of deferred upfront connection fee received from the customers before 1 July 2001. No upfront connection fee was received from the customers since then. Therefore, the Netcom Group considers that analyses of its operating results excluding upfront connection fee is more relevant to the readers of this report.

Fixed-line telephone services

Local telephone services

Revenues from the Netcom Group’s local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. These fees generally vary based on the number of its fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to its dial-up Internet service). In 2007, revenues from the Netcom Group’s local telephone services were RMB33,659 million, representing a decrease of RMB6,310 million, or 15.8%, from RMB39,969 million in 2006, and accounting for 40.1% of its total revenues in 2007, representing a decrease of 7.3 percentage points from 2006. The decrease in revenues from local telephone services reflected a combination of decreases in revenues from local usage fees, monthly fees and upfront installation fees as a result of increasingly intense competition in the telecommunications market and increasing mobile substitution.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access. In 2007, revenues from the local usage fees of the Netcom Group were RMB19,989 million, representing a decrease of RMB2,070 million, or 9.4%, from RMB22,059 million in 2006. The decrease was primarily due to a combination of (i) declining usage volume of local calls, which decreased by 11.92 billion pulses, or 6%, to 202.55 billion pulses in 2007 from 214.47 billion in 2006; and (ii) a decrease in its average realized tariff caused by changes in tariff policies and increased competition.

Monthly fees. Monthly fees represent the fixed amount of service charges to the Netcom Group’s customers for using its fixed-line telephone services. In 2007, its revenues from monthly fees were RMB12,387 million, representing a decrease of RMB4,159 million, or 25.1%, from RMB16,546 million in 2006, primarily due to the decrease in actual monthly fees resulting from its promotion of special price packages in response to increased market competition.

Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years. Revenues from the upfront installation fees were RMB1,283 million in 2007, representing a decrease of RMB81 million, or 5.9%, from RMB1,364 million in 2006. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2007 to 7.15 million from 8.66 million in 2006.

Domestic long distance services

Revenues from the Netcom Group’s domestic long distance services consist of usage fees for domestic long distance calls originated by its fixed-line subscribers, users of its prepaid phone cards and certain other customers. In 2007, its domestic long distance revenues were RMB8,769 million, representing a decrease of RMB726 million, or 7.6%, from RMB9,495 million in 2006, primarily due to a decrease in the average realized tariff resulting from competition with other carriers. Revenues from its traditional domestic long distance service totaled RMB6,613 million, representing a decrease of RMB370 million, or 5.3%, from RMB6,983 million in 2006. Revenues from its VoIP long distance service totaled RMB2,156 million, representing a decrease of RMB356 million or 14.2% from RMB2,512 million in 2006.

International long distance services

Revenues from the Netcom Group’s international long distance services consist of usage fees charged to its customers for their international long distance calls originated in northern China, including those made to Hong Kong, Macau and Taiwan. In 2007, this revenue was RMB791 million, representing a decrease of RMB28 million, or 3.4%, from RMB819 million in 2006. The revenue decrease was primarily attributable to a decrease in its realized tariff, resulting from competition with other carriers partially offset by an increase in usage volume to 344 million minutes in 2007 from 324 million minutes in 2006, or an increase of 20 million minutes, or 6.2%.

Value-added services

Revenues from the Netcom Group’s value-added services consist of fees that it charges its customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenues from its value-added services in 2007 were RMB6,114 million, representing an increase of RMB773 million, or 14.5%, from RMB5,341 million in 2006. The increase was primarily attributable to the rapid growth in the personalized ring and voice mail services.

Interconnection services

Revenues from the Netcom Group’s interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from its interconnections with Netcom Parent. Revenue from its interconnection services amounted to RMB8,376 million in 2007, representing a decrease of RMB56 million, or 0.7%, from RMB8,432 million in 2006. The decrease in revenues was mainly due to a decrease in voice traffic from other telecommunications carriers resulted from mobile substitution and a decrease in its realized tariff as a result of the policy to adjust the inter-district tariff.

Upfront connection fees

Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on 1 July 2001, revenues from the amortized portion of upfront connection fees were RMB1,517 million in 2007, representing a decrease of RMB889 million, or 36.9%, from RMB2,406 million in 2006, and will continue to decline in the coming years until the expiration of the amortization period.

Broadband services

Revenues from the Netcom Group’s broadband services represent revenues generated from DSL, LAN, and broadband-related value-added services. Total revenues from its broadband services in 2007 were RMB13,835 million, representing an increase of RMB3,919 million, or 39.5%, from RMB9,916 million in 2006. This growth in revenue from broadband services was mainly attributable to the expansion of its broadband subscriber base and the sustained growth in ARPU as a result of an increasing number of subscribers of high-speed broadband access and broadband content services. At the end of 2007, the number of its broadband services subscribers was 19.8 million, representing an increase of 5.3 million, or 37.0%, from 14.4 million at the end of 2006.

Other Internet-related services

Revenues from the Netcom Group’s other Internet-related services represent revenues generated from the provision of internet dial-up service (other than communication fees) and dedicated Internet access service. Revenues from other Internet-related services were RMB532 million in 2007, representing an increase of RMB16 million, or 3.1%, from RMB516 million in 2006. The increase was primarily due to an increase in revenues from dedicated Internet access service of RMB75 million from RMB391 million in 2006, partially offset by a decrease in revenues from Internet dial-up service.

Managed data services

Revenues from the Netcom Group’s managed data services represent fees that it charges for its DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from its managed data services were RMB1,284 million in 2007, representing a decrease of RMB129 million, or 9.1%, from RMB1,413 million in 2006. The decrease was primarily due to decrease in usage of traditional services as a result of the substitution by new ways of access.

Leased line services

Revenues from the Netcom Group’s leased line services represent fees that it receives from its business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from the Netcom Group’s leased line services were RMB2,521 million in 2007, representing a decrease of RMB19 million, or 0.7%, from RMB2,540 million in 2006. This decrease was primarily due to the decrease in realized tariff, partially offset by the increase in domestic circuit bandwidth leased to 218 thousand (x2Mbps) as of 31 December 2007 from 160 thousand (x2Mbps) as of 31 December 2006.

ICT services

Through its ICT services, the Netcom Group provides integrated services of system, software development, management applications and fixed-line communication. In 2007, its ICT services have become an important driver of its overall revenue. In 2007, revenue from information and communications technology services amounted to RMB3,990 million, representing an increase of RMB3,135 million, or 366.7%, from RMB855 million in 2006. Revenue from information and communications technology accounted for 4.8% of its total revenue in 2007, representing an increase of 3.8 percentage points from 2006. The increase in its ICT revenue was mainly due to continued strengthening of its capability to provide total solutions to large corporations and government, which results in the significant increase in ICT service contracts.

Other services

Revenues from other services, including revenues from service and maintenance fees, lease payments for its non-telecommunications equipment, revenues from sales of products, and advertising and media service. Revenues from other services were RMB2,617 million in 2007 representing an increase of RMB125 million, or 5.0%, from RMB2,492 million in 2006. The increase was primarily due to the increase in the revenue from advertising and media business. In 2007, the revenue from advertising and media service was RMB380 million, representing an increase of RMB332 million from 2006.

Operating expenses

The key components of the Netcom Group’s operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Its total operating expenses in 2007 were RMB66,739 million, representing an increase of RMB2,096 million, or 3.2%, from RMB64,643 million in 2006, as compared to the 0.9% increase in its revenues (excluding upfront connection fees) during this period. The increase in its total operating expenses is principally attributable to increased other expenses, network, operations and support expenses, depreciation and amortization expenses, staff costs, and, partially offset by decreases in selling, general and administrative expenses.

The following table sets forth the components of the Netcom Group’s operating expenses as percentages of its revenues for the periods indicated.

	For the Year Ended 31 December
	2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in millions of RMB, except percentage data)

Depreciation and amortization	24,913	29.6%	25,495	30.3%
Network, operations and support	13,344	15.8%	14,145	16.8%
Staff costs	11,849	14.1%	12,223	14.6%
Selling, general and administrative	12,607	15.0%	10,615	12.6%
Other operating expenses	1,930	2.3%	4,261	5.1%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total operating expenses	64,643	76.8%	66,739	79.4%
	=============	=============	=============	=============

Depreciation and amortization

The Netcom Group depreciates its property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, its telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2007, its depreciation and amortization expenses were RMB25,495 million, representing an increase of RMB582 million, or 2.3%, from RMB24,913 million in 2006. The increase was primarily attributable to an increase in the total amount of fixed assets and intangible assets subject to depreciation and amortization.

Network, operations and support

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of the Netcom Group’s telecommunications networks, interconnection expenses, utility expenses and expenses relating the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2007, these expenses amounted to RMB14,145 million, representing an increase of RMB801 million, or 6.0%, from RMB13,344 million in 2006. The increase in network, operations and support expenses was mainly due to the increase in customer access cost as a result of the expansion in broadband services. In addition, the costs of both the power and fuel consumed by its equipment also increased under the impact of the rise in energy prices.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits. The Netcom Group’s staff costs amounted to RMB12,223 million in 2007, representing an increase of RMB374 million, or 3.2%, from RMB11,849 million in 2006. The increase in staff costs was mainly due to its increase in the staff cost in ICT services and the increase in the insurance premiums and welfare brought by the average increase in social salaries.

Selling, general and administrative

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expenses and provision for doubtful accounts. The Netcom Group’s selling, general and administrative expenses amounted to RMB10,615 million in 2007, representing a decrease of RMB1,992 million, or 15.8%, from RMB12,607 million in 2006. The decrease in selling, general and administrative expenses was mainly due to the decrease in the selling expenses, which in turn was due to the decrease in investments in mass market users, leading to the decrease in the cost of acquiring customers and the cost of retaining customers.

Other operating expenses

Other operating expenses amounted to RMB4,261 million in 2007, representing an increase of RMB2,331 million, or 120.8%, from RMB1,930 million in 2006. The increase in other operating expenses was mainly due to the significant increase in the costs related to hardware sales of information and communications technology services.

Deficit on revaluation of fixed assets

In 2006, the Netcom Group recorded an expense of RMB1,335 million relating to the deficit arising from the revaluation of fixed assets following the completion of a valuation by an independent valuer of its fixed assets other than land and buildings on a depreciated replacement basis according to its accounting policies under HKFRS. The Netcom Group did not record any such expenses in 2007 as its management performed a valuation of its fixed assets other than land and buildings and concluded that the value of fixed assets approximates the carrying value of these fixed assets as at 31 December 2007.

Finance costs

In 2007, the Netcom Group’s finance costs amounted to RMB3,333 million, representing a decrease of RMB434 million, or 11.5%, from RMB3,767 million in 2006. The decrease in finance costs was mainly due to the Netcom Group’s utilizing the sufficient cash flow to repay substantial amount of interest bearing debts, at the same time eliminating the impact caused by the increasing bank loan interest rates through the issue of short-term commercial papers and corporate bonds which reduced the average level of its funding costs.

Other income

Other income amounted to RMB1,221 million in 2007, representing an increase of RMB600 million from RMB621 million in 2006. Other income is the subsidy income Netcom received from reinvesting the profit distributions received from a subsidiary in the PRC to that subsidiary.

Taxation

The statutory tax rate on most of the Netcom Group’s operations in the PRC is 33%, although some of its subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates. Its income tax for 2007 amounted to RMB3,796 million, representing an effective taxation rate of 24.9%. The effective taxation rate was lower than the statutory taxation rate, mainly because upfront connection fees and other income was exempt from income tax.

Profits from continuing operations

The Netcom Group’s profit for the year from continuing operations amounted to RMB11,471 million in 2007, compared to RMB11,478 million in 2006. If the effect of the income from upfront connection fees is excluded, its profit for 2007 from continuing operations would amount to RMB9,954 million, representing an increase of RMB882 million, or 9.7% from RMB9,072 million in 2006. The main reason for the increase was that a deficit on revaluation of fixed assets of RMB1,335 million was recognized as an expense in 2006.

Profits from discontinued operations

Net profit for the year from discontinued operation in 2007 amounted to RMB624 million as a result of the disposal of the southern service region by CNC China, the Netcom Group’s wholly-owned subsidiary, on 28 February 2007. Of that amount, the net loss of its southern service region prior to the completion date amounted to RMB2 million, and the investment gain net of taxes from the disposal of its southern service region amounted to RMB626 million.

Profit for the year

In 2007, the Netcom Group’s profit from operations (including continuing and discontinued operations) was RMB12,095 million, as compared to RMB12,965 million in 2006. If excluding the upfront connection fee, its profit for 2007 would amount to RMB10,578 million, compared to RMB10,559 million in 2006.

Operating results for the year ended 31 December 2006 and the year ended 31 December 2005

Revenues

The Netcom Group’s revenue for 2006 amounted to RMB84,194 million, as compared to RMB83,927 million for 2005, of which upfront connection fees amounted to RMB2,406 million. Excluding upfront connection fees, its revenue for 2006 would amount to RMB81,788 million, representing a growth of RMB1,266 million, or 1.6%, from its revenue (excluding upfront connection fees) of RMB80,522 million in 2005. The growth primarily reflected increases in revenues from broadband services, value-added services, interconnection fees and ICT services.

Fixed-line telephone services

Local telephone services

Revenues from the Netcom Group’s local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. They vary depending on the number of its fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to its dial-up Internet service).

In 2006, revenues from the Netcom Group’s local telephone services were RMB39,969 million, representing a decrease of RMB4,074 million, or 9.3%, from RMB44,043 million in 2005, and accounting for 47.4% of its total revenues in 2006.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access. In 2006, revenues from the Netcom Group’s local usage fees were RMB22,059 million, representing a decrease of RMB2,381 million, or 9.7%, from RMB24,440 million in 2005. The decrease was primarily due to a decrease of 12.14 billion pulses, or 5.4%, in the usage volume of local calls to 214.47 billion pulses in 2006 from 226.61 billion in 2005, coupled with a decrease in its realized tariff as a result of increased competition.

Monthly fees. Monthly fees represent the fixed amount of service charges to its customers for using its fixed-line telephone services. In 2006, its revenues from monthly fees were RMB16,546 million, representing a decrease of RMB1,624 million, or 8.9%, from RMB18,170 million in 2005, primarily due to a decrease in the number of its fixed-line subscribers in its service regions and a decrease in its realized tariff.

Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years. Revenues from the upfront installation fees were RMB1,364 million in 2006, representing a decrease of RMB69 million, or 4.8%, from RMB1,433 million in 2005. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2006 to 8.66 million from 9.23 million in 2005.

Domestic long distance services

Revenues from the Netcom Group’s domestic long distance services consist of usage fees for domestic long distance calls originated by its fixed-line subscribers, users of its prepaid phone cards and certain other customers. In 2006, its domestic long distance revenues were RMB9,495 million, representing a decrease of RMB278 million, or 2.8%, from RMB9,773 million in 2005. The decrease was primarily due to a combination of (i) revenues from its traditional domestic long distance service totaled RMB6,983 million, representing a decreased of RMB79 million, or 1.1%, from RMB7,062 million in 2005; and (ii) revenues from its VoIP long distance service totaled RMB2,512 million, representing a decrease of RMB199 million or 7.4% from RMB2,711 million in 2005.

International long distance services

Revenues from the Netcom Group’s international long distance services consist of usage fees charged to its customers for their international long distance calls originated in its service regions, including those made to Hong Kong, Macau and Taiwan.

In 2006, this revenue was RMB819 million, representing a decrease of RMB55 million, or 6.3%, from RMB874 million in 2005. The revenue decrease was primarily attributable to a decrease in the volume of international long distance calls. In 2006, the usage of international long distance calls decreased from 352 million minutes in 2005 by 28 million minutes, or 8.1%, to 324 million minutes.

Value-added services

Revenues from the Netcom Group’s value-added services consist of fees that it charges its customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services.

Revenues from the Netcom Group’s value-added services in 2006 were RMB5,341 million, representing an increase of RMB1,371 million, or 34.5%, from RMB3,970 million in 2005. The increase was primarily attributable to increases in the number of subscribers and average usage volume per customer. In 2006, the number of subscribers of its caller identification service totaled 78.4 million, which reached a penetration rate of 68.8% of its access lines in service as of 31 December 2006. The number of PHS short messages sent from its network in 2006 increased to 7.8 billion from 6.8 billion in 2005 and the number of its personalized ring subscribers totaled 15.76 million, representing an increase of 131.3% from that in 2005.

Interconnection services

Revenues from the Netcom Group’s interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from its interconnections with Netcom Parent.

Revenue from the Netcom Group’s interconnection services amounted to RMB8,432 million in 2006, representing an increase of RMB768 million, or 10.0%, from RMB7,664 million in 2005. The growth in revenue was mainly due to an increase in interconnection fees from other domestic and international telecommunication carriers and an increase in revenue from settlement of interconnection fees with its associates.

Upfront connection fees

Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on 1 July 2001, revenues from the amortized portion of upfront connection fees were RMB2,406 million in 2006, representing a decrease of RMB999 million, or 29.3%, from RMB3,405 million in 2005, and will continue to decline in the coming years until the expiration of the amortization period.

Broadband services

Revenues from the Netcom Group’s broadband services represent revenues generated from DSL, LAN, and broadband-related value-added services. Total revenues from its broadband services in 2006 were RMB9,916 million, representing an increase of RMB2,627 million, or 36.0%, from RMB7,289 million in 2005. This increase reflects the rapid expansion of its broadband subscriber base. The total number of subscribers of its broadband services increased by approximately 3.4 million, or 30.7%, or to 14.4 million as of 31 December 2006 from approximately 11.0 million as of 31 December 2005.

Other Internet-related services

Revenues from the Netcom Group’s other Internet-related services represent revenues generated from the provision of internet dial-up service (other than communication fees) and dedicated Internet access service. Revenues from other Internet-related services were RMB516 million in 2006, representing a decrease of RMB40 million, or 7.2%, from RMB556 million in 2005. The decrease was primarily due to a decrease in revenues from Internet dial-up service of RMB92 million from RMB217 million in 2005, partially offset by an increase in revenues from dedicated Internet access services.

Managed data services

Revenues from the Netcom Group’s managed data services represent fees that it charges for its DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from its managed data services were RMB1,413 million in 2006, representing a decrease of RMB208 million, or 12.8%, from RMB1,621 million in 2005. The decrease was primarily due to decrease in average realized tariff as a result of increased market competition.

Leased line services

Revenues from the Netcom Group’s leased line services represent fees that it receives from its business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from its leased line services were RMB2,540 million in 2006, representing an increase of RMB164 million, or 6.9%, from RMB2,376 million in 2005. This increase was primarily due to an increase in domestic circuit bandwidth leased to 160 thousand (x2Mbps) as of 31 December 2006 from 126 thousand (x2Mbps) as of 31 December 2005.

ICT services

Through its ICT services, the Netcom Group provides integrated services of system integration, software development, management applications and fixed-line communication. In 2006, revenue from information and communications technology services amounted to RMB855 million, representing an increase of RMB669 million, or 359.7%, from RMB186 million in 2005. The increase was mainly due to continued strengthening of its capability to provide total solutions to large corporations and government, which results in the significant increase in contracts for ICT services.

Other services

Revenues from other services, including revenues from service and maintenance fees, lease payments for its non-telecommunications equipment, revenues from sales of products, and advertising and media service. Revenues from other services were RMB2,492 million in 2006, representing an increase of RMB322 million, or 14.8%, from RMB2,170 million in 2005. The increase was primarily due to an increase in businesses such as the maintenance of equipment for customers and project construction.

Operating expenses

The key components of the Netcom Group’s operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Its total operating expenses in 2006 were RMB64,643 million, representing an increase of RMB1,775 million, or 2.8%, from RMB62,868 million in 2005. The increase in its total operating expenses is principally attributable to increased network operations and support expenses, depreciation and amortization expenses and other expenses, partially offset by decreases in selling, general and administrative expenses.

The following table sets forth the components of the Netcom Group’s operating expenses as percentages of its revenues for the periods indicated.

	For the Year Ended 31 December
	2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in millions of RMB, except percentage data)

Depreciation and amortization	24,328	29.0%	24,913	29.6%
Network, operations and support	12,610	15.0%	13,344	15.8%
Staff costs	11,830	14.1%	11,849	14.1%
Selling, general and administrative	12,726	15.2%	12,607	15.0%
Other operating expenses	1,374	1.6%	1,930	2.3%
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total operating expenses	62,868	74.9%	64,643	76.8%
	=============	=============	=============	=============

Depreciation and amortization

The Netcom Group depreciates its property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, its telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2006, its depreciation and amortization expenses were RMB24,913 million, representing an increase of RMB585 million, or 2.4%, from RMB24,328 million in 2005. The increase was primarily attributable to an increase in the total amount of fixed assets and intangible assets subject to depreciation and amortization. As of 31 December 2006, the value of its fixed assets totaled RMB335.9 billion, representing an increase of 8.7 billion, or 2.7%, from RMB327.2 billion as of 31 December 2005.

Network, operations and support

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of its telecommunications networks, interconnection expenses, utility expenses and expenses relating to the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2006, these expenses amounted to RMB13,344 million, representing an increase of RMB734 million, or 5.8%, from RMB12,610 million in 2005. The increase was primarily attributable to an increase of RMB882 million in interconnection expenses with Netcom Parent and other carriers.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits. In 2006, the Netcom Group’s staff costs were RMB11,849 million compared to RMB11,830 million in 2005.

Selling, general and administrative

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts. The Netcom Group’s selling, general and administrative expenses amounted to RMB12,607 million in 2006, representing a decrease of RMB119 million, or 0.9%, from RMB12,726 million in 2005. The decrease was mainly attributable to a decrease in subscribers acquisition cost resulting from a decrease in the growth in the number of new PHS customers. The decrease was partially offset by an increase in subscribers retention cost, sales channel cost and other marketing expenses resulting from increased competition.

Other operating expenses

In 2006, other operating expenses were RMB1,930 million, representing an increase of RMB556 million, or 40.5%, from RMB1,374 million in 2005, primarily due to an increase in expenses relating to developing ICT services.

Deficit on revaluation of fixed assets

In 2006, the Netcom Group recorded an expense of RMB1,335 million relating to the deficit arising from the revaluation of fixed assets following the completion of a valuation by the PRC valuer of its fixed assets other than land and buildings on a depreciated replacement basis according to its accounting policies under HKFRS. The Netcom Group did not record any such expenses in 2005 as its management performed a valuation of its fixed assets other than land and buildings and concluded that the value of fixed assets were close to the carrying value of these fixed assets as at 31 December 2005.

Finance costs

In 2006, the Netcom Group’s finance costs were RMB3,767 million, representing an increase of RMB421 million, or 12.6%, from RMB3,346 million in 2005, which was primarily attributable to an increase of RMB136 million in interest expenses and a decrease of RMB221 million in foreign exchange gains primarily resulting from the depreciation of the value of Renminbi against the Euro in 2006. The increase in interest expenses was primarily attributable to an increase of RMB392 million in 2006 resulting from deferred payments in respect of the 2005 Acquired Assets and Liabilities.

Taxation

The statutory tax rate on most of the Netcom Group’s operations in the PRC is 33%, although some of its subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates.

In 2006, the Netcom Group’s taxation expense was RMB3,727 million, representing an increase of RMB201 million from RMB3,526 million in 2005.

The Netcom Group’s effective tax rate in 2006 was 24.5%, as compared to 19.7% in 2005. The effective tax rate in 2005 was lower primarily because it benefited from a non-recurring tax reduction of RMB837 million after offsetting the accumulated pre-restructuring losses with a taxable profit in 2005. The tax rate in 2006 was lower than the statutory tax rate mainly because the revenues from upfront connection fees and certain revenues from investment were not taxable under the PRC law.

Profits from continuing operations

The Netcom Group’s profit for the year from continuing operations amounted to RMB11,478 million in 2006, as compared to RMB14,350 million in 2005. Excluding income from upfront connection fees, its profit for 2006 amounted to RMB9,072 million, representing a decrease of RMB1,873 million, or 17.1%, from RMB10,945 million in 2005. The decrease was primarily attributable to the RMB1,335 million of expenses relating to deficit on revaluation of fixed asset.

Profits from discontinued operations

In 2006, the Netcom Group’s profit from discontinued operations was RMB1,487 million, representing a net gain of RMB1,878 million from the sale of Asia Netcom, a net loss of RMB59 million incurred by Asia Netcom in 2006 prior to the closing of the sale of Asia Netcom and a net loss of RMB332 million incurred by the telecommunications business in its southern service region.

Profit for the year

In 2006, the Netcom Group’s profit from operations (including continuing and discontinued operations) was RMB12,965 million, representing a decrease of RMB985 million, or 7.1%, from RMB13,950 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Netcom Group’s primary source of funding have been cash provided by operating activities, short-term bank loans and commercial papers and its primary uses of funds have been capital expenditures and repayment of bank loans, for the year ended 31 December 2007.

The following table summarizes its cash flows for the periods indicated:

	For the Year Ended 31 December
	2005	2006	2007
	(in millions of RMB)

Net cash inflow from operating activities from continuing operations	32,191	32,050	32,459
Net cash outflow for investing activities from continuing operations	(22,993)	(24,051)	(19,138)
Net cash outflow from financing activities from continuing operations	(14,746)	(6,477)	(19,131)
	－－－－－－－	－－－－－－－	－－－－－－－
Increase/(decrease) in cash from continuing operations	(5,548)	1,522	(5,810)
Increase/(decrease) in cash from discontinued operations	(132)	1,164	3,491
	－－－－－－－	－－－－－－－	－－－－－－－
Increase/(decrease) in cash and cash equivalents	(5,680)	2,686	(2,319)
	=============	=============	=============

Taking into account cash generated from operating activities and short-term and long-term bank loans, the Netcom Group believes that it has access to sufficient working capital for the next 12 months.

Net cash inflow from operating activities

The Netcom Group’s net cash inflow from operating activities in 2007 was RMB32,459 million, representing an increase of RMB409 million, or 1.3%, from RMB32,050 million in 2006. The increase principally reflects a combination of:

●              an increase of RMB153 million in net cash inflows generated from operations from 2006 to 2007;

●              an increase of RMB429 million in cash outflow for profit tax paid from 2006 to 2007; and

●              a decrease of RMB708 million in interest paid from 2006 to 2007 resulting from repayment of debt.

The Netcom Group’s net cash inflow from operating activities in 2006 was RMB32,050 million, representing a decrease of RMB141 million, or 0.4%, from RMB32,191 million in 2005. The decrease principally reflects a combination of:

●              a decrease of RMB147 million in net cash inflows generated from operations from 2005 to 2006;

●              a decrease of RMB350 million in cash outflow for profit tax paid from 2005 to 2006; and

●              an increase of RMB320 million in interest paid from 2005 to 2006 resulting primarily from interest on a deferred payment for the 2005 Acquired Assets and Liabilities.

Set out below is a breakdown of its net cash inflow from operating activities for the periods indicated:

	Year Ended 31 December
	2005	2006	2007
	(RMB millions)

Net cash inflows generated from operations	39,303	39,156	39,309
Interest received	131	136	113
Dividends received	29	—	—
Interest paid	(3,244)	(3,564)	(2,856)
Profits tax paid	(4,028)	(3,678)	(4,107)
Cash inflow from operating activities of continuing operations	32,191	32,050	32,459
Cash inflow from operating activities of discontinued operations	1,344	2,085	388
	－－－－－－－	－－－－－－－	－－－－－－－
Net cash inflow from operating activities	33,535	34,135	32,847
	=============	=============	=============

All of the Netcom Group’s operations in the PRC are conducted through its wholly foreign-owned subsidiary, CNC China.

The Netcom Group’s telecommunications businesses outside of the PRC are primarily owned and conducted by China Netcom (USA) Operations Limited and China Netcom (Hong Kong) Operations Limited, its wholly owned subsidiaries incorporated in the US and Hong Kong, respectively. Accordingly, its future cash flow will consist principally of dividends from its subsidiaries. Its ability to pay dividends depends substantially on the payment of dividends to the Netcom Group by CNC China. CNC China must follow the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to the Netcom Group. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is allocated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNC China, are charged as expenses as incurred in the consolidated financial statements. In 2005, 2006 and 2007, CNC China contributed approximately RMB1,044 million, RMB855 million, and RMB868 million respectively, to these statutory funds. None of the contributions by CNC China to these statutory funds may be used for dividend purposes.

Net cash outflow for investing activities

The Netcom Group’s net cash outflow in investment activities in 2007 amounted to RMB19,138 million, representing a decrease of RMB4,913 million, or 20.4%, from RMB24,051 million in 2006, which was mainly due to the significant decrease in its capital expenditures in 2007 compared to 2006, as the Netcom Group focused on controlling its capital expenditure levels by improving its network efficiency and developing new products and services to better utilize its existing networks.

The Netcom Group’s net cash outflow from investing activities in 2006 was RMB24,051 million, representing an increase of RMB1,058 million, or 4.6%, from RMB22,993 million in 2005. The increase was primarily attributable to the fact that it had more cash inflow in 2005 as it sold certain short-term investments in that year.

The Netcom Group must obtain approvals from the National Development and Reform Commission (“NDRC”) and the MII, and in some cases, the State Council for any government-funded project involving significant capital investment in its operations. In addition, approvals from the NDRC and the MII are required for investment projects concerning national security, such as the construction of domestic backbone transmission networks, international gateways, and other telecommunications infrastructure projects.

Net cash inflow/(outflow) from financing activities

The Netcom Group’s net cash outflow in financing activities in 2007 amounted to RMB19,131 million, representing an increase of RMB12,654 million, or 195.4%, from RMB6,477 million in 2006. The increase was mainly due to the increase in the repayment of interest bearing debts in 2007 compared to 2006.

Its net cash outflow from financing activities in 2006 was RMB6,477 million, representing a decrease of RMB8,269 million, or 56.1%, from RMB14,746 million in 2005. The decrease was mainly due to:

●	an increase of RMB11,429 million in new bank loans and other loans from 2005 to 2006;

●	an increase of RMB9,676 million in proceeds from the issuance of short-term commercial papers from 2005 to 2006; and

●	an increase of RMB13,223 million in repayment of bank loans from 2005 to 2006.

Net cash inflow/(outflow) from discontinued operations

In 2007, the Netcom Group’s net cash inflow from discontinued operations was RMB3,491 million, compared to a net cash inflow of RMB1,164 million from discontinued operations in 2006. The primary reason for this trend was that it received RMB3,500 million as consideration for the disposal of assets, liabilities and operations on telecommunications operations of its southern service region.

In 2006, the Netcom Group’s net cash inflow from discontinued operations was RMB1,164 million, compared to a net cash outflow of RMB132 million from discontinued operations in 2005. The increase resulted from the consideration it received from the sale of Asia Netcom.

Working capital

As at 31 December 2007, the shortfall of its working capital amounted to RMB59,085 million, a decrease of RMB13,522 million or 18.6% in shortfall from RMB72,607 million in 2006. The decrease in shortfall of working capital was mainly due to a decrease in its short-term loans outstanding.

Indebtedness

The Netcom Group issued two tranches of commercial paper for the aggregate amount of RMB20 billion in 2007. One tranche of the commercial paper was issued for the amount of RMB10 billion at an interest rate of 3.34% with a maturity period of 365 days, and the other tranche of the commercial paper was issued for the amount of RMB10 billion at an interest rate of 3.93% per annum with a maturity period of 270 days.

Its indebtedness as of the dates indicated was as follows:

	As of 31 December
	2005	2006	2007
	(in millions of RMB)

Short term bank loans	47,341	30,980	11,850
Current portion of long term bank and other loans	6,846	7,304	5,322
Long term bank and other loans net of current portion	18,143	23,219	14,425
Short term commercial paper	—	9,811	20,000
Corporate bonds	—	—	2,000
Current portion of amounts due to holding companies and fellow subsidiaries	1,960	1,960	1,960
Amounts due to holding companies and fellow subsidiaries net of current portion	7,840	5,880	6,169
	－－－－－－－	－－－－－－－	－－－－－－－
Total	82,130	79,154	61,726
	=============	=============	=============

As at 31 December 2007, the Netcom Group’s total indebtedness amounted to RMB61,726 million, representing a decrease of RMB17,428 million or 22% from RMB79,154 million as at the end of 2006. The source of capital for the repayment was its free cash-flow and the consideration for the disposal of assets, liabilities and operations of its southern service region business.

As at 31 December 2007, the proportion of its short-term debts to its total indebtedness was 63.4%, which approximately equaled to 63.2% as at 31 December 2006.

As at 31 December 2007, the Netcom Group’s debt to capital ratio was 39.8%, calculated as the ratio of total indebtedness to the sum of total indebtedness, owner’s equity and the balance of deferred revenues, representing a decrease of 7.5 percentage points from 47.3% as at 31 December 2006. Its financial position was significantly improved.

As at 31 December 2006, the debt to capital ratio of the Netcom Group was 47.3%, calculated as the ratio of total indebtedness to the sum of total indebtedness, owner’s equity and the balance of deferred revenues, representing a decrease of 5.2 percentage points from 52.5% as at 31 December 2005. Their financial position was significantly improved.

As at 31 December 2005, 2006 and 2007, their aggregate outstanding banking facilities available amounted to RMB104,731 million, RMB115,588 million and RMB106,824 million in total respectively.

As at 31 December 2005, 2006 and 2007, 79.67%, 74.69% and 83.96% of the Netcom Group’s loans were with fixed interest rate respectively.

Currencies of cash and bank and indebtedness are as follows:

	As at 31 December
	2005	2006	2007
	RMB million	RMB million	RMB million

Balances denominated in RMB
Cash and bank deposits	3,967	5,782	5,054
Bank and other loans	70,332	60,071	30,351
Short-term commercial paper	—	9,811	20,000
Amounts due to holding companies and fellow subsidiaries	7,840	5,880	5,766
Corporate bonds	—	—	2,000
	－－－－－－－	－－－－－－－	－－－－－－－

Subtotal	82,139	81,544	63,171
	－－－－－－－	－－－－－－－	－－－－－－－

Balances denominated in currencies other than RMB
Cash and bank deposits	1,098	1,946	341
Bank and other loans	1,998	1,432	1,246
Amounts due to holding companies and fellow subsidiaries	—	—	403
	－－－－－－－	－－－－－－－	－－－－－－－

Subtotal	3,096	3,378	1,990
	－－－－－－－	－－－－－－－	－－－－－－－

Total	85,235	84,922	65,161
	=============	=============	=============

Contractual obligations and commitments, including off-balance sheet arrangements

The following table sets forth information regarding its aggregate payment obligations in future years of the contractual obligations and commercial commitments that the Netcom Group had as of 31 December 2007.(1)

	Payments Due (by stages as indicated)
	Total	2008	2009	2010	2011	2012	Thereafter
	(RMB millions)

Short-term bank loans	12,134	12,134	—	—	—	—	—
Long-term bank and other loans	21,616	6,407	10,272	1,887	106	104	2,840
Short-term commercial paper	20,629	20,629	—	—	—	—	—
Corporate bonds	2,900	90	90	90	90	90	2,450
Amounts due to holding companies and fellow subsidiaries	8,870	2,319	2,214	4,337	—	—	—
Operating lease commitments	2,004	579	346	305	247	236	291
Capital commitments	677	661	—	16	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	68,830	42,819	12,922	6,635	443	430	5,581
	=============	=============	=============	=============	=============	=============	=============

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of 31 December 2006(1).

	Payments Due in the Period
	Total	2007	2008	2009	2010	2011	Thereafter
	(RMB in millions)

Short-term bank loans	31,563	31,563	—	—	—	—	—
Long-term bank and other loans	36,224	8,860	7,814	10,416	431	430	8,273
Short-term commercial paper	10,000	10,000	—	—	—	—	—
Amounts due to holding companies and fellow subsidiaries	8,781	2,352	2,248	2,143	2,038	—	—
Operating lease commitments	2,353	734	313	283	261	245	517
Capital commitments	2,833	2,746	86	1	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	91,754	56,255	10,461	12,843	2,730	675	8,790
	=============	=============	=============	=============	=============	=============	=============

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of 31 December 2005(1).

	Payments Due in the Period
	Total	2006	2007	2008	2009	2010	Thereafter
	(RMB in millions)

Short-term bank loans	48,200	48,200	—	—	—	—	—
Long-term bank and other loans	28,652	7,874	9,461	6,124	249	246	4,698
Amounts due to holding companies and fellow subsidiaries	11,133	2,433	2,330	2,227	2,123	2,020	—
Operating lease commitments	4,066	994	434	333	308	298	1,699
Capital commitments	1,854	1,678	170	6	—	—	—
	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－	－－－－－－－
Total	93,905	61,179	12,395	8,690	2,680	2,564	6,397
	=============	=============	=============	=============	=============	=============	=============

(1)	The amounts shown include interest charged for each year and the amounts of interest charged on variable rate debt have been calculated using the interest rate as of 31 December 2007, 2006 and 2005.

Capital expenditures

Capital expenditure includes cash paid towards the purchase of fixed assets, construction in progress, prepayment for leased network capacity and prepayment for leased land. The following table sets forth the Netcom Group’s actual and planned total capital expenditure requirements for the periods indicated:

Capital Expenditures
(in millions of RMB)

2005	25,964
2006	24,560
2007	20,684
2008 (planned)	19,600

Historically, most of the Netcom Group’s capital expenditures were budgeted for the improvement of its networks and related equipment. In particular, capital expenditures related to its local access, switching, broadband services, data and transport networks each accounted for a significant percentage of its total capital expenditures. Expenditures for other projects were mainly related to investments in facilities to house its telecommunications equipment and other facilities. Its total capital expenditures in each of 2005, 2006 and 2007 were lower than that of each previous year as the Netcom Group focused on controlling its capital expenditure levels by improving its network efficiency and developing new products and services to better utilize its existing networks.

The Netcom Group’s capital expenditure in 2007 amounted to RMB20,684 million, representing a decrease of RMB3,876 million, or 15.8%, from RMB24,560 million in 2006, which was mainly due to its emphasis on enhancing the utilization rate of the Netcom Group’s existing network and its implementation of a policy which focused on cost-effectiveness, which reasonably reduced capital expenditure. In 2007, the Netcom Group continued to increase its investment in broadband and Internet, and the

Netcom Group also accordingly reduced its investment in local telephones and network transmission equipment.

The Netcom Group expected to further reduce its capital expenditure in 2008, which was estimated at RMB19,600 million. Many factors could affect the timing, amount and nature of its capital expenditure, including the overall economic environment, customer demand, technology development and other related factors. The Netcom Group’s estimated capital expenditure had a certain degree of uncertainty, and the future actual capital expenditure may deviate from the estimated amount. It anticipates that it will meet its capital expenditure requirements with cash generated from operating activities, short-term and long-term loans, debentures and other borrowings and equity financing. It considers that it shall have sufficient capital to meet its future capital expenditure requirements.

Capital resources

The Netcom Group expects to fund its capital expenditure needs with a combination of cash generated from operating activities, short-term and long-term bank loans, short-term commercial paper and other borrowings or equity financings. The Netcom Group believes that it will have sufficient capital resources to satisfy its capital expenditure requirements in the foreseeable future periods.

Funding and treasury policies and objectives

The funding and treasury policies and objectives in terms of the manner in which treasury activities were controlled by the Netcom Group for the year ended 31 December 2006 and 2007 are set out in paragraph 6(a) and 6(c) of the audited consolidated financial statements for the year ended 31 December 2007 presented in the section 2 of Appendix I. The relevant funding and treasury policies for the year ended 31 December 2005 are consistent with those set out above.

5.           INDEBTEDNESS

As at the close of business on 30 June 2008, being the latest practicable date for the purpose of this indebtedness statement, the Netcom Group’s indebtedness was as follows:

RMB million

Short-term bank loans	30,328
Current portion of long-term bank and other loans	4,723
Long-term bank and other loans net of current portion	12,861
Corporate bonds	2,000
Current portion of amounts due to holding companies and fellow subsidiaries	1,960
Amounts due to holding companies and fellow subsidiaries net of current portion	3,318
－－－－－－－
Total	55,190
=============

Save as disclosed above and apart from intra-group liabilities, the Netcom Group did not have any debt securities, any other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, debentures, mortgages, charges, loans, guarantees or other material contingent liabilities outstanding as at the close of business on 30 June 2008.

6.        MATERIAL CHANGES

On 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom formally presented the Proposals to the Board to put forward the Proposals to the Netcom Shareholders to consider the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance. Please refer to the Explanatory Statement in this document for further details of the Proposals and the Scheme.

Save as disclosed above, the Netcom Directors are not aware of any material changes in the financial or trading position or outlook of the Netcom Group subsequent to 31 December 2007, being the date to which the latest audited financial statements were made up.

7.        DIVIDENDS

Save for the final dividend of HK$0.592 for each Netcom Share which was approved by the Netcom Shareholders at the annual general meeting of Netcom held on 22 May 2008, the Scheme Shareholders will not be entitled to retain any dividend or other distribution which has been or may be declared in respect of the Scheme Shares and which has a record date before the Scheme becomes effective. As at the Latest Practicable Date, no such dividend or other distribution had been declared.

APPENDIX II                                                                                                                                                 FINANCIAL INFORMATION ON THE UNICOM GROUP

Except for the additional information for the year ended 31 December 2005, the funding and treasury policies and objectives shown in paragraph I headed “Overview” in section 4 headed “Management Discussion and Analysis” for the year ended 31 December 2007, the information on planned capital expenditure in 2008 set out in paragraph VI headed “Capital Expenditures and Free Cash Flow” in section 4 headed “Management Discussion and Analysis” for the year ended 31 December 2007 and the information show in section 5 headed “Indebtedness” and section 6 headed “Material Changes”, the financial information included in this Appendix II is extracted from the annual report of Unicom for the year ended 31 December 2007 or the annual report of Unicom on Form 20-F for the year ended 31 December 2007 filed with the SEC on 20 June 2008, and the unaudited consolidated results of Unicom for the three months ended 31 March 2008.

1.       THREE YEAR FINANCIAL SUMMARY

Subject to the adoption of the definitions in this document, the following financial information for the years ended 31 December 2006 and 2007 is extracted from the audited consolidated financial statements of Unicom for the financial year ended 31 December 2007 prepared in accordance with HKFRS, Hong Kong Accounting Standards (“HKAS”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The financial information for the year ended 31 December 2005 is extracted from the Financial Summary of the 2007 annual report of Unicom and is unaudited.

The financial information for the years ended 31 December 2005 and 2006 have been restated as a result of the acquisition by CUCL of the Guizhou cellular telecommunication assets and business (the “Guizhou Business”) from Unicom Parent, effective on 31 December 2007, which has been accounted for using merger accounting as if the Guizhou Business had always been part of the Unicom Group.

The auditors’ reports issued by PricewaterhouseCoopers in respect of the Unicom Group’s audited consolidated financial statements for each of the years ended 31 December 2005, 2006 and 2007 set out in the annual reports of Unicom for the years ended 31 December 2005, 2006 and 2007 did not contain any qualifications.

Summary Consolidated Income Statements

For the year ended 31 December
	2006	2005
2007	(As restated)	(As restated)
(All amounts in RMB thousands except per Unicom Share data)

Revenue (Turnover)
GSM Business	62,775,304	59,882,238	52,618,111
CDMA Business	27,730,240	27,876,475	28,088,642
Data and Internet Business	2,625,853	2,320,392	3,000,107
Long Distance Business	1,507,501	1,014,550	1,471,773
	－－－－	－－－－	－－－－
Total service revenue	94,638,898	91,093,655	85,178,633
Sales of telecommunications products	4,900,489	4,253,660	2,859,300
	－－－－	－－－－	－－－－
Total revenue	99,539,387	95,347,315	88,037,933
	========	========	========

Profit before income tax	12,955,027	6,564,912	7,092,732
Income tax expenses	(3,654,170)	(2,763,885)	(2,170,411)
	－－－－	－－－－	－－－－
Profit for the year	9,300,857	3,801,027	4,922,321
	========	========	========

	For the year ended 31 December
		2006	2005
	2007	(As restated)	(As restated)
	(All amounts in RMB thousands except per Unicom Share data)

Attributable to:
Equity holders of Unicom	9,299,784	3,800,920	4,922,087
Minority interest	1,073	107	234
	－－－－	－－－－	－－－－
	9,300,857	3,801,027	4,922,321
	========	========	========

Proposed final dividend	2,726,858	2,282,578	1,383,169
	========	========	========

Dividend paid during the year	2,284,942	1,384,146	1,256,924
	========	========	========

Dividend per Unicom Share (RMB)	0.20	0.18	0.11
	========	========	========

Earnings per Unicom Share attributable to the equity holders of Unicom during the year

Basic earnings per Unicom Share (RMB)	0.713	0.302	0.392
	========	========	========

Diluted earnings per Unicom Share (RMB)	0.707	0.300	0.390
	========	========	========

Basic earnings per Unicom ADS (RMB)	7.134	3.017	3.916
	========	========	========

Diluted earnings per Unicom ADS (RMB)	7.066	3.005	3.904
	========	========	========

Summary Consolidated Balance Sheets

	As at 31 December
		2006	2005
	2007	(As restated)	(As restated)
	(All amounts in RMB thousands)

Total assets	149,422,370	148,296,714	144,621,319
Total liabilities	52,205,276	68,432,549	67,950,829
	－－－－	－－－－	－－－－
Total equity	97,217,094	79,864,165	76,670,490
	========	========	==========

2.       AUDITED CONSOLIDATED FINANCIAL INFORMATION

Subject to the adoption of the definitions in this document, the following financial information is extracted from the audited consolidated financial statements of the Unicom Group for the year ended 31 December 2007.

Consolidated Balance Sheet
As at 31 December 2007
(All amounts in RMB thousands)

			As at 31 December
				2006
	Note		2007	As restated (Note 2.1)

ASSETS
Non-current assets
Property, plant and equipment	6		116,162,165	112,795,627
Goodwill	7		3,143,983	3,143,983
Other assets	8		12,855,199	11,356,812
Deferred income tax assets	9		426,902	309,668
			－－－－－	－－－－－

			132,588,249	127,606,090
			－－－－－	－－－－－

Current assets
Inventories	10		2,528,364	2,373,871
Accounts receivable, net	11		3,211,154	3,442,211
Prepayments and other current assets	12		3,516,279	2,039,840
Amounts due from related parties	33.1		109,096	257,170
Amounts due from Domestic Carriers	33.2		149,736	138,521
Short-term bank deposits	13		644,016	195,820
Cash and cash equivalents	14		6,675,476	12,243,191
			－－－－－	－－－－－

			16,834,121	20,690,624
			－－－－－	－－－－－

Total assets			149,422,370	148,296,714
			===========	===========

EQUITY
Capital and reserves attributable to Unicom’s equity holders
Share capital	15		1,436,908	1,344,440
Share premium	15		64,320,066	53,222,976
Reserves	16		3,968,515	4,007,437
Retained profits
— Proposed final dividend	31		2,726,858	2,282,578
— Others			24,760,833	19,003,893
			－－－－	－－－－－

			97,213,180	79,861,324
			－－－－－	－－－－－

Minority interest in equity	22	(a)	3,914	2,841
			－－－－－	－－－－－

Total equity			97,217,094	79,864,165
			==========	==========
LIABILITIES
Non-current liabilities
Long-term bank loans	17		1,660,921	4,139,349
Convertible bonds	18		—	10,324,949
Obligations under finance leases	19		3,882	10,230
Deferred income tax liabilities	9		5,864	5,879
Deferred revenue	4.2	(b)	1,303,015	2,260,728
			－－－－	－－－－

			2,973,682	16,741,135
			－－－－	－－－－

Current liabilities
Payables and accrued liabilities	20		32,031,307	26,543,904
Taxes payable			1,239,512	1,634,316
Amounts due to Unicom Parent	33.1		820,699	1,088,297
Amounts due to related parties	33.1		769,558	328,702
Amounts due to Domestic Carriers	33.2		600,283	854,885
Short-term bonds	21		—	7,087,217
Current portion of long-term bank loans	17		2,191,382	3,984,350
Current portion of obligations under finance leases	19		1,448	100,004
Advances from customers			11,577,405	10,069,739
			－－－－	－－－－

			49,231,594	51,691,414
			－－－－	－－－－

Total liabilities			52,205,276	68,432,549
			－－－－	－－－－

Total equity and liabilities			149,422,370	148,296,714
			=========	=========

Net current liabilities			(32,397,473)	(31,000,790)
			=========	=========

Total assets less current liabilities			100,190,776	96,605,300
			=========	=========

Consolidated Income Statement
For the year ended 31 December 2007
(All amounts in RMB thousands, except per Unicom Share data)

		Year ended 31 December
			2006
	Note	2007	As restated (Note 2.1)

Revenue (Turnover)
GSM Business	5, 23, 33	62,775,304	59,882,238
CDMA Business	5, 23, 33	27,730,240	27,876,475
Data and Internet Business	5, 23, 33	2,625,853	2,320,392
Long Distance Business	5, 23, 33	1,507,501	1,014,550
		－－－－－－－	－－－－－－－

Total service revenue		94,638,898	91,093,655
Sales of telecommunications products	5, 23	4,900,489	4,253,660
		－－－－－－－	－－－－－－－

Total revenue	5, 23	99,539,387	95,347,315
Leased lines and network capacities	25, 33	(9,135,497)	(8,942,999)
Interconnection charges	33	(10,906,819)	(9,671,225)
Depreciation and amortisation	25	(22,677,167)	(22,686,568)
Employee benefit expenses	26, 27, 28	(7,139,988)	(6,680,679)
Selling and marketing	25, 33	(19,681,372)	(19,571,330)
General, administrative and other expenses	25, 33	(14,639,362)	(13,543,391)
Cost of telecommunications products sold	25	(5,031,706)	(4,914,876)
Financial gains/(costs)	25	87,008	(659,632)
Interest income		186,243	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	18	(568,860)	(2,396,592)
Other gains — net	24	2,923,160	21,347
		－－－－－－－	－－－－－－－

Profit before income tax		12,955,027	6,564,912
Income tax expenses	9	(3,654,170)	(2,763,885)
		－－－－－－－	－－－－－－－

Profit for the year		9,300,857	3,801,027
		=============	=============

Attributable to:
Equity holders of Unicom		9,299,784	3,800,920
Minority interest		1,073	107
		－－－－－－－	－－－－－－－

		9,300,857	3,801,027
		=============	=============

Proposed final dividend	31	2,726,858	2,282,578
		=============	=============

Dividend paid during the year	31	2,284,942	1,384,146
		=============	=============

Earnings per Unicom Share for profit attributable to the equity holders of Unicom during the year
Basic earnings per Unicom Share (RMB)	30	0.713	0.302
		=============	=============

Diluted earnings per Unicom Share (RMB)	30	0.707	0.300
		=============	=============

Number of Unicom Shares outstanding for basic earnings (in thousands)	30	13,036,566	12,599,018
		=============	=============

Number of Unicom Shares outstanding for diluted earnings (in thousands)	30	13,161,089	12,649,306
		=============	=============

Basic earnings per Unicom ADS (RMB)	30	7.134	3.017
		=============	=============

Diluted earnings per Unicom ADS (RMB)	30	7.066	3.005
		=============	=============

Number of Unicom ADSs outstanding for basic earnings (in thousands)	30	1,303,657	1,259,902
		=============	=============

Number of Unicom ADSs outstanding for diluted earnings (in thousands)	30	1,316,109	1,264,931
		=============	=============

Consolidated Statement of Changes in Equity
For the year ended 31 December 2007
(All amounts in RMB thousands)

	The Unicom Group
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Minority interest	Total equity

Balance at 1 January 2006 (As previously reported)	1,333,621	52,601,014	215,361	176,853	2,435,117	—	19,522,379	76,284,345	2,734	76,287,079
Adjusted for Business Combination under common control (Note 1)	—	—	—	—	—	383,411	—	383,411	—	383,411
	－－－－－	－－－－－	－－－－－	－－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Balance at 1 January 2006 (As restated)	1,333,621	52,601,014	215,361	176,853	2,435,117	383,411	19,522,379	76,667,756	2,734	76,670,490
Revaluation of buildings — gross (Note 6)	—	—	—	200,330	—	—	—	200,330	—	200,330
Revaluation of buildings — tax (Note 6)	—	—	—	(105,129)	—	—	—	(105,129)	—	(105,129)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Net income and expense recognised directly in equity	—	—	—	95,201	—	—	—	95,201	—	95,201
Profit for the year	—	—	—	—	—	—	3,800,920	3,800,920	107	3,801,027
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Total recognised income and expense for 2006	—	—	—	95,201	—	—	3,800,920	3,896,121	107	3,896,228
Employee share option scheme:
— Value of employee services	—	—	146,294	—	—	—	—	146,294	—	146,294
— Recognition of share issued on exercise of options (Note 29)	10,819	621,962	(97,482)	—	—	—	—	535,299	—	535,299
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	—	—	69,096	(69,096)	—	—	—
Appropriation to statutory reserve (Note 16)	—	—	—	—	583,586	—	(583,586)	—	—	—
Dividends relating to 2005 (Note 31)	—	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)
	－－－－－	－－－－－	－－－－－	－－－－－－	－－－－－－	－－－－－	－－－－－	－－－－－－	－－－－－	－－－－－

Balance at 31 December 2006 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
	==========	==========	==========	==========	===========	===========	===========	===========	===========	===========

Balance at 1 January 2007 (As previously reported)	1,344,440	53,222,976	264,173	272,054	3,018,703	—	21,286,471	79,408,817	2,841	79,411,658
Adjusted for Business Combination under common control (Note 1)	—	—	—	—	—	452,507	—	452,507	—	452,507
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－－	－－－－－	－－－－－	－－－－－

Balance at 1 January 2007 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
Revaluation of buildings — tax (Note 6)	—	—	—	29,482	—	—	—	29,482	—	29,482
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Net income and expense recognised directly in equity	—	—	—	29,482	—	—	—	29,482	—	29,482
Profit for the year	—	—	—	—	—	—	9,299,784	9,299,784	1,073	9,300,857
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－－	－－－－－－

Total recognised income and expense for 2007	—	—	—	29,482	—	—	9,299,784	9,329,266	1,073	9,330,339
Employee share option scheme:
— Value of employee services	—	—	157,262	—	—	—	—	157,262	—	157,262
— Recognition of share issued on exercise of options (Note 29)	5,206	366,324	(58,268)	—	—	—	—	313,262	—	313,262
Conversion of convertible bonds (Note 18)	87,262	10,730,766	—	—	—	—	—	10,818,028	—	10,818,028
Consideration for purchase of entity under common control (Note 1)	—	—	—	—	—	(880,000)	—	(880,000)	—	(880,000)
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	—	—	95,277	(95,277)	—	—	—
Transfer of profit of entity under common control to Unicom Parent (Note 1)	—	—	—	—	—	(101,020)	—	(101,020)	—	(101,020)
Appropriation to statutory reserve (Note 16)	—	—	—	—	718,345	—	(718,345)	—	—	—
Dividends relating to 2006 (Note 31)	—	—	—	—	—	—	(2,284,942)	(2,284,942)	—	(2,284,942)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Balance at 31 December 2007	1,436,908	64,320,066	363,167	301,536	3,737,048	(433,236)	27,487,691	97,213,180	3,914	97,217,094
	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========

Consolidated Cash Flow Statement
For the year ended 31 December 2007
(All amounts in RMB thousands)

		Year ended 31 December
			2006
	Note	2007	As restated (Note 2.1)

Cash flows from operating activities
Cash generated from operations	(a)	36,836,129	39,217,031
Interest received		188,555	251,222
Interest paid		(498,080)	(1,212,745)
Income tax paid		(4,195,111)	(2,113,144)
		－－－－	－－－－

Net cash generated from operating activities		32,331,493	36,142,364
		－－－－	－－－－

Cash flows from investing activities
Purchase of property, plant and equipment		(21,501,863)	(16,977,370)
Proceeds from sale of property, plant and equipment		82,029	59,455
Consideration for purchase of entity under common control	1	(880,000)	—
(Increase)/decrease in short-term bank deposits		(448,196)	86,637
Purchase of other assets		(2,218,552)	(743,336)
		－－－－	－－－－

Net cash used in investing activities		(24,966,582)	(17,574,614)
		－－－－	－－－－

Cash flows from financing activities
Proceeds from exercise of share options		313,262	535,299
Proceeds from short-term bonds		—	6,949,700
Proceeds from short-term bank loans		—	2,143,000
Proceeds from long-term bank loans		—	1,345,050
Proceeds from issuance of convertible bonds		—	7,993,500
Repayment of short-term bonds		(6,969,700)	(9,731,800)
Repayment of short-term bank loans		—	(8,905,858)
Repayment of long-term bank loans		(3,991,246)	(10,758,599)
Dividends paid to Unicom’s equity holders	31	(2,284,942)	(1,384,146)
		－－－－	－－－－

Net cash used in financing activities		(12,932,626)	(11,813,854)
		－－－－	－－－－

Net (decrease)/increase in cash and cash equivalents		(5,567,715)	6,753,896
Cash and cash equivalents, beginning of year		12,243,191	5,489,295
		－－－－	－－－－

Cash and cash equivalents, end of year	14	6,675,476	12,243,191
		========	========

Analysis of the balances of cash and cash equivalents:
Cash balances		4,155	4,549
Bank balances		6,671,321	12,238,642
		－－－－	－－－－

		6,675,476	12,243,191
		==========	==========

(a)           The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
		2006
	2007	As restated (Note 2.1)

Profit before income tax	12,955,027	6,564,912
Adjustments for:
Depreciation and amortisation	22,677,167	22,686,568
Amortisation of customer acquisition costs of contractual CDMA subscribers	4,000,358	4,375,353
Interest income	(186,243)	(263,542)
Financial (gains)/costs	(256,794)	460,003
Loss on disposal of property, plant and equipment	109,021	144,950
Share-based compensation costs	157,262	146,294
Provision for doubtful debts	1,727,009	1,753,915
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	568,860	2,396,592

Changes in working capital:
Increase in accounts receivable	(1,495,952)	(591,235)
Increase in inventories	(154,493)	(214,437)
Increase in other assets	(3,103,991)	(1,877,314)
Increase in prepayments and other current assets	(2,165,549)	(415,625)
Increase in amounts due from Domestic Carriers	(11,215)	(36)
Decrease in amounts due from related parties	148,074	220,750
Increase in payables and accrued liabilities	1,499,999	2,300,159
Increase in advances from customers	1,507,666	2,097,677
Decrease in deferred revenue	(957,713)	(1,106,934)
(Decrease)/increase in amounts due to Domestic Carriers	(254,602)	18,017
(Decrease)/increase in amounts due to Unicom Parent	(368,618)	308,883
Increase in amounts due to related parties	440,856	212,081
	－－－－	－－－－

Cash generated from operations	36,836,129	39,217,031
	========	========

(b)           Major non-cash transactions:

(i)	Payables to equipment suppliers for construction-in-progress during 2007 increased by approximately RMB4.0 billion (2006: approximately RMB5.1 billion).

(ii)	On 20 August 2007, the US$1 billion convertible bonds were fully converted into 899,745,075 Unicom Shares. Please refer to Note 18 for details.

Notes to the Consolidated Financial Statements
(All amounts in RMB thousands unless otherwise stated)

1.        ORGANISATION AND PRINCIPAL ACTIVITIES

Unicom was incorporated as a limited liability company in Hong Kong on 8 February 2000. The principal activities of Unicom are investment holding and Unicom’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The address of Unicom’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The Unicom Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 and the Unicom ADSs were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of Unicom is Unicom BVI. The majority of the equity interests in Unicom BVI is owned by Unicom A Share Company, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002. The majority of the equity interest in Unicom A Share Company is owned by Unicom Parent. The Unicom Directors consider Unicom Parent to be the ultimate holding company.

Purchase of assets and business of Guizhou branch of Unicom Parent (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between CUCL and Unicom Parent on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon) of the Guizhou branch of Unicom Parent (“Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Parent.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. Unicom has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Parent. Please refer to Note 2.1 for details.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1      Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKAS) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Listing Rules. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance, which were effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Unicom Group’s HKFRS financial statements and PRC statutory financial statements. The principal adjustments made on PRC statutory financial statements to conform to HKFRS include the following:

•
reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers for the purpose of reporting to relevant PRC government authorities prior to 1 January 2007;

•	recognition of goodwill associated with the acquisition of subsidiaries prior to 2005;

•	capitalisation of the direct costs associated with the acquisition of subsidiaries prior to 2005;

•	additional capitalisation of borrowing costs prior to the adoption of CAS on 1 January 2007;

•	capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers prior to the adoption of CAS on 1 January 2007; and

•	adjustments on deferred taxation in relation to HKFRS adjustments.

Since the Unicom Group and the Guizhou Business were both under the common control of Unicom Parent prior to the Business Combination, the purchase of the Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations” (“AG 5”) issued by the HKICPA in November 2005. The acquired assets and liabilities of the Guizhou Business are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Unicom Group. As a result, the 2006 comparative figures in the consolidated financial statements have been restated accordingly.

The following tables summarise the combined results of operations and the financial positions of the Unicom Group and the Guizhou Business as at and for the years ended 31 December 2007 and 2006 to reflect the impact of the effect of the Business Combination under common control:

	The Unicom Group (before the Business Combination)	Guizhou Business	Elimination	The Unicom Group (after the Business Combination)

For the year ended/as at 31 December 2007

Results of operations:
Revenue (Turnover)	98,515,372	1,407,223	(383,208)	99,539,387
Profit for the year	9,205,580	95,277	—	9,300,857
Basic earnings per share (RMB)	0.706	—	—	0.713

Financial position:
Non-current assets	130,763,519	1,824,730	—	132,588,249
Current assets	16,857,746	165,824	(189,449)	16,834,121
Total assets	147,621,265	1,990,554	(189,449)	149,422,370
Non-current liabilities	2,960,312	13,370	—	2,973,682
Current liabilities	47,890,623	1,530,420	(189,449)	49,231,594
Total liabilities	50,850,935	1,543,790	(189,449)	52,205,276
Net assets	96,770,330	446,764	—	97,217,094

	The Unicom Group (before the Business Combination)	Guizhou Business	Elimination	The Unicom Group (after the Business Combination)

For the year ended/as at 31 December 2006

Results of operations:
Revenue (Turnover)	94,294,493	1,352,867	(300,045)	95,347,315
Profit for the year	3,731,931	69,096	—	3,801,027
Basic earnings per share (RMB)	0.296	—	—	0.302

Financial position:
Non-current assets	126,011,725	1,594,365	—	127,606,090
Current assets	20,426,261	303,215	(38,852)	20,690,624
Total assets	146,437,986	1,897,580	(38,852)	148,296,714
Non-current liabilities	16,723,791	17,344	—	16,741,135
Current liabilities	50,302,537	1,427,729	(38,852)	51,691,414
Total liabilities	67,026,328	1,445,073	(38,852)	68,432,549
Net assets	79,411,658	452,507	—	79,864,165

As at 31 December 2007, the current liabilities of the Unicom Group had exceeded the current assets by approximately RMB32.4 billion (31 December 2006: approximately RMB31.0 billion). Taking into account the available sources of financing and continuous net cash inflows from operating activities, the Unicom Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Unicom Group for the year ended 31 December 2007 have been prepared under the going concern basis.

The preparation of the consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Unicom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a)           Standards, amendments and interpretations effective in 2007 that are relevant and are applicable to the Unicom Group’s operation

•
HKFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to HKAS 1, “Presentation of financial statements — Capital disclosures”, introduce new disclosures relating to financial instruments and capital management which do not have any significant impact on the classification and valuation of the Unicom Group’s financial instruments.

•
HK(IFRIC)-Int 8, “Scope of HKFRS 2”, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This interpretation does not have any significant impact on the Unicom Group’s consolidated financial statements.

•
HK(IFRIC)-Int 9, “Reassessment of embedded derivatives”, requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Unicom Group did not change the terms of these kind of contracts, this interpretation does not have any impact on the Unicom Group’s consolidated financial statements.

•
HK(IFRIC)-Int 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any significant impact on the Unicom Group’s consolidated financial statements.

(b)      Interpretation to existing standards effective in 2007 and not relevant for the Unicom Group’s operation

•
HK(IFRIC)-Int 7, “Applying the restatement approach under HKAS 29, Financial reporting in hyperinflationary economies”, provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the Unicom Group entities have a currency of hyperinflationary economy as its functional currency, this interpretation is not relevant to the Unicom Group’s operation.

(c)	Standards, amendments and interpretations to existing standards that are not yet effective in 2007 and have not been early adopted by the Unicom Group

•
HKFRS 8, “Operating segments” (effective for annual periods beginning on or after 1 January 2009), replaces HKAS 14 and aligns segment reporting with the requirements of the US Standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Unicom Group will apply HKFRS 8 from 1 January 2009. This standard is not expected to have any significant impact on the classification and presentation of the Unicom Group’s consolidated financial statements.

•
(Revised) HKAS 1, “Presentation of financial statements” (effective for annual periods beginning on or after 1 January 2009). The revised HKAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosures of specific transactions and other events required by other HKFRS. Management is currently assessing the impact of (Revised) HKAS 1 on the Unicom Group’s consolidated financial statements but the probable key impact will be on the manner in which the Unicom Group presents financial statements.

•
HKAS 23 (Amendment), “Borrowing costs” (applied to borrowing cost related to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. HKAS 23 (Amendment) is not expected to have a material impact on the Unicom Group’s consolidated financial statements.

•
HK(IFRIC)-Int 11, “Group and treasury share transactions” (effective for annual periods beginning on or after 1 March 2007), provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. Management is currently assessing the impact of HK(IFRIC)-Int 11 on the Unicom Group’s and Unicom’s financial statements.

•
HK(IFRIC)-Int 13, “Customer loyalty programmes” (effective for annual periods beginning on or after 1 July 2008), clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free services/products), the arrangement is a multiple-element arrangement and the consideration received or receivable from the customer is allocated between the components of the arrangement using fair values. Management is currently assessing the impact of HK(IFRIC)-Int 13 on the Unicom Group’s operations and consolidated financial statements.

(d)     Interpretations to existing standards that are not yet effective and not relevant for the Unicom Group’s operations

•
HK(IFRIC)-Int 12, “Service concession arrangements” (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK(IFRIC)-Int 12 is not relevant to the Unicom Group’s operations because the Unicom Group did not involve in such arrangements.

•
HK(IFRIC)-Int 14, “The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC)-Int 14 is not relevant to the Unicom Group’s operations because none of the Unicom Group’s companies have defined benefit assets.

2.2      Consolidation

The consolidated financial statements include the financial statements of Unicom and all of its subsidiaries made up to 31 December.

(a)       Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Unicom Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Unicom Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Unicom Group. They are de-consolidated from the date that control ceases.

The Unicom Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 7 for details). Prior to the adoption of HKFRS in 2005, the Unicom Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 “Accounting for Group Reconstructions” (“HK SSAP 27”) under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under the HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Unicom Group prior to 2005.

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Unicom Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Unicom Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Upon the adoption of HKFRS in 2005, merger accounting is used by the Unicom Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements as if the businesses were always part of the Unicom Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed when necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Unicom Group.

In Unicom’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by Unicom on the basis of dividends received and receivable.

(b)       Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by Unicom, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of Unicom. Minority interests in the results of the Unicom Group are presented on the face of the consolidated income statements as an allocation of the total profit or loss for the year between minority shareholders and the equity holders of Unicom.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Unicom Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Unicom Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Unicom Group has been recovered.

The Unicom Group applies a policy of treating transactions with minority interests as transactions with parties external to the Unicom Group. Disposals to minority interests result in gains or losses for the Unicom Group that are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

2.3      Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Unicom Group has not presented geographical segments as the Unicom Group operates primarily in one geographical segment. This is also consistent with the Unicom Group’s internal financial reporting.

Unallocated costs primarily represent corporate expenses, realised/unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense, whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary) that cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.4      Foreign Currency Translation

(a)      Functional and presentation currency

Items included in the financial statements of each of the Unicom Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is Unicom’s functional and presentation currency.

(b)       Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2.5      Property, Plant and Equipment

Buildings are stated at fair value, based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. The last external independent valuations were performed on buildings as at 31 August 2006. In the intervening years, the Unicom Directors review the carrying value of buildings and adjustment is made where in the Unicom Directors’ opinion there has been a material change in value. Other property, plant and equipment, comprising leasehold improvements, plant, telecommunications equipment, office furniture, fixtures and others are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Unicom Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising from revaluation of buildings are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases on the same asset are charged against the revaluation reserve directly in equity, all other decreases are charged to the income statement. Upon the disposal or retirement of revaluated buildings, the realised portion of the revaluation reserve is transferred from the revaluation reserve to retained profits.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate

Buildings	10-40 years	3%
Telecommunications equipment	5-15 years	3%
Office furniture, fixtures and others	5-7 years	3%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gain or loss on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised within “general, administrative and other expenses” in the income statement. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

2.6      Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Unicom Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Unicom Group has allocated goodwill to the GSM Business and the CDMA Business which it operates (Note 2.8).

2.7      Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating GSM and CDMA subscribers; (ii) customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rental for premises and leased lines; and (v) prepayment for land use rights.

Capitalised direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortised over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilised churn rates of subscribers.

Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Unicom Group. Customer acquisition costs of contractual CDMA subscribers are included in “prepayment and other current assets” when the customer contract is within 1 year of expiry, whereas they are recorded as “other assets” when the unexpired contract period is over 1 year.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

Long-term prepayment for land use rights are amortised over the period of the lease on a straight-line basis.

2.8      Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9      Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories including CDMA handsets is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2.10     Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Unicom Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flows. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised within “general, administrative and other expenses” in the income statement. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited against “general, administrative and other expenses” in the income statement.

2.11    Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.12    Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.13    Convertible Bonds

As the functional currency of the Unicom Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Unicom Group, for a fixed number of Unicom Shares. In accordance with the requirements of HKAS 39, “Financial Instruments — Recognition and Measurement”, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurred. The remainder of the proceeds was allocated to the debt element of the bonds, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortised cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds were redeemed, any difference between the amount paid and the carrying amounts of both components was recognised in the income statement.

2.14    Deferred Revenue and Advances from Customers

(a)      Deferred revenue

Deferred revenue represents upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, which are deferred and recognised over the expected service period.

(b)       Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, Internet protocol (“IP”) telephone cards, other calling cards and GSM and CDMA prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

2.15    Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Unicom Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16    Employee Benefits

(a)      Retirement benefits

The Unicom Group participates in defined contribution pension schemes. For defined contribution plan, the Unicom Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Unicom Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b)      Housing benefits

The Unicom Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c)       Share-based compensation costs

The Unicom Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Unicom Group revises its estimates of the number of share options that are expected to become exercisable. The Unicom Group recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

2.17    Provisions

Provisions are recognised when the Unicom Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.18    Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of telecommunications products in the ordinary course of the Unicom Group’s activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Unicom Group.

The Unicom Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Unicom Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Unicom Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a)       Sales of services and goods

•	Usage fees are recognised when the service is rendered;

•	Monthly fees are recognised as revenue in the month during which the services are rendered;

•
Revenue from telephone cards, which represent service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;

•
Leased lines and indefeasible rights of use (“IRU”) are treated as operating leases with rental income recognised on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognised as capacity sales;

•
Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA IX wireless data services and secretarial services to subscribers, are recognised when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers; and

•
For CDMA promotional package where CDMA handsets are provided to subscribers for their use during a specified contract period (Note 4.2(a)), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional package are recognised based upon actual usage of cellular service at the tariff set out in the contracts. The costs of CDMA handsets are considered as subscriber acquisition costs, which are deferred and amortised over the specified contract period (refer to Note 2.7).

(b)       Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c)       Dividend income

Dividend income is recognised when the right to receive payment is established.

2.19    Leases (as the lessee)

(a)       Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the income statement on a straight-line basis over the period of the lease.

(b)       Finance lease

Leases of assets where the Unicom Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20    Costs under Subscriber Point Reward Program

The estimated costs of providing telecommunications services or providing non-cash gifts under the subscriber point reward program are calculated based on the value of bonus points awarded to subscribers, and are recognised as “selling and marketing expenses” when subscribers accumulate bonus points. The value of a bonus point and the criteria for awarding bonus points are established by the Unicom Group at the inception of the program.

2.21    Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Unicom Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.22    Taxation

(a)       Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where Unicom and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b)       Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2.23    Government grants

Government grants are recognised at their fair values where there is a reasonable assurance that the grant will be received and the Unicom Group will comply with all attached conditions. Grants relating to assets are included in non-current liabilities, which are credited to the income statement on a straight-line basis over the expected lives of the related assets. Grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.24    Dividend Distribution

Dividend distribution to Unicom Shareholders is recognised as a liability in Unicom’s financial statements in the period in which the dividends are approved by Unicom Shareholders.

2.25    Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Unicom Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Unicom Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.26    Earnings per Unicom Share and per Unicom ADS

Basic earnings per Unicom Share is computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares outstanding during the year.

Diluted earnings per Unicom Share is computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares, after adjusting for the effects of the dilutive potential Unicom Shares.

Basic and diluted earnings per Unicom ADS are computed by multiplying earnings per Unicom Share by 10, which is the number of Unicom Shares represented by each Unicom ADS.

3.        FINANCIAL RISK MANAGEMENT

3.1      Financial risk factors

The Unicom Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Unicom Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Unicom Group’s financial performance.

Financial risk management is carried out by the Unicom Group’s finance department at its headquarters, following the overall directions determined by the board of directors of Unicom (the “Unicom Board”). The Unicom Group’s finance department identifies and evaluates financial risks in close co-operation with the Unicom Group’s operating units.

(a)       Market risk

(i)        Foreign exchange risk

The Unicom Group’s businesses are mainly conducted in RMB, except for certain subsidiaries located in Hong Kong, Macau and the US. The Unicom Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. Exchange risk exists with respect to the repayment of indebtedness to foreign lenders, payables to equipment suppliers and contractors and dividends to equity holders.

The Unicom Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. As at 31 December 2007, the Unicom Group had only approximately US$0.5 billion (2006: approximately US$1.0 billion) bank loans after having repaid long-term bank borrowings amounting to approximately US$0.5 billion during 2007. The Unicom Group also had cash and cash equivalents and short-term bank deposits of approximately US$119 million (2006: approximately US$501 million) and approximately HK$465 million (2006: approximately HK$664 million). Considering the gradual appreciation of RMB against both HK dollars and US dollars which is expected to continue and the amount of foreign monetary liabilities were greater than that of foreign monetary assets as at 31 December 2007, the management is of the view that the foreign exchange risk is not significant.

As at 31 December 2007, if RMB had strengthened/weakened by 10% against the US dollars and HK dollars while all other variables are held constant, the Unicom Group would have recognised additional exchange gain/loss of approximately RMB235 million (2006: approximately RMB323 million) for the US dollar and HK dollar denominated cash and cash equivalents, short-term bank deposits and bank loans.

(ii)       Cash flow and fair value interest rate risk

The Unicom Group’s interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Unicom Group’s interest rate risk arises from long-term bank loans and liability component of convertible bonds (which was fully converted on 20 August 2007). Bank loans issued at floating rates expose the Unicom Group to cash flow interest rate risk. Bank loans, short-term bonds and liability component of convertible bonds issued at fixed rates expose the Unicom Group to fair value interest rate risk. The Unicom Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2007 and 2006, the Unicom Group’s borrowings were mainly at variable rates and were mainly denominated in US dollars (refer to Note 17).

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Unicom Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Unicom Group’s financial position. From time to time, the Unicom Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Unicom Group did not consider it necessary to do so in 2007 and 2006.

As at 31 December 2007, the Unicom Group had approximately RMB200 million (2006: approximately RMB315 million) of long-term bank loans at fixed rates and while approximately RMB3,652 million (2006: approximately RMB7,809 million) of long-term bank loans at floating rates. There were no balances outstanding for short-term bonds (2006: approximately RMB7,087 million) and the liability component of convertible bonds (2006: approximately RMB7,117 million) as at 31 December 2007.

For the year ended 31 December 2007, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have been increased/ decreased by approximately RMB49 million (2006: approximately RMB59 million).

(b)       Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks in Hong Kong, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks as at 31 December 2007 and 2006:

	2007	2006

Short-term bank deposits
State-owned banks	527,885	21,432
Other banks	116,131	174,388
	－－－－	－－－－

	644,016	195,820
	========	========

Cash and cash equivalents
State-owned banks	6,525,506	12,055,646
Other banks	149,970	187,545
	－－－－	－－－－

	6,675,476	12,243,191
	========	=========

It is expected that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Unicom Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Unicom Group’s credit exposure is mainly represented by the fair value of accounts receivable for services. The Unicom Group has policies to limit the credit exposure on accounts receivable for services. The Unicom Group assesses the credit quality of and sets credit limits on these customers by taking into account their financial position, past history and other factors. The normal credit period granted by the Unicom Group is on average 30 days from the date of invoice. The utilisation of credit limits is regularly monitored by the Unicom Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(c)       Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including short-term bank loans and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Unicom Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The table below analyses the Unicom Group’s and Unicom’s bank loans, convertible bonds and obligations under finance lease (including interests to be accrued) into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximated the carrying balances, as the impact of discounting is not significant. Except for the amounts presented below, all other financial liabilities are due within 12 months.

The Unicom Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At 31 December 2007
Bank loans	2,360,140	80,830	1,726,022	—
Obligations under finance lease	1,520	1,824	2,264	—
	－－－－	－－－－	－－－－	－－－－

	2,361,660	82,654	1,728,286	—
	=========	=========	=========	=========

At 31 December 2006
Bank loans	4,272,004	2,583,182	1,936,621	—
Convertible bonds	—	—	8,141,351	—
Obligations under finance lease	105,101	8,059	2,639	58
	－－－－	－－－－	－－－－	－－－－

	4,377,105	2,591,241	10,080,611	58
	=========	=========	=========	=========

Unicom	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At 31 December 2007
Bank loans	2,352,940	73,630	1,521,462	—
	=========	=========	=========	==========

At 31 December 2006
Bank loans	224,520	2,539,664	1,724,861	—
Convertible bonds	—	—	8,141,351	—
	－－－－－	－－－－	－－－－－	－－－－－

	224,520	2,539,664	9,866,212	—
	==========	==========	==========	==========

3.2      Capital risk management

The Unicom Group’s objectives when managing capital are:

•    To safeguard the Unicom Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•    To support the Unicom Group’s stability and growth.

•    To provide capital for the purpose of strengthening the Unicom Group’s risk management capability.

In order to maintain or adjust the capital structure, the Unicom Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Unicom Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Unicom Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent short-term bonds, long-term bank loans, convertible bonds, and obligations under finance leases, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to Unicom’s equity holders plus minority interest as shown in the consolidated balance sheet.

The Unicom Group’s debt-to-capitalisation ratios at 31 December 2007 and 2006 are as follows:

		2006
	2007	(As restated)

Interest bearing debts:
— Short-term bonds	—	7,087,217
— Long-term bank loans	1,660,921	4,139,349
— Convertible bonds	—	10,324,949
— Obligations under finance leases	3,882	10,230
— Current portion of long-term bank loans	2,191,382	3,984,350
— Current portion of obligations under finance leases	1,448	100,004
	－－－－－	－－－－

	3,857,633	25,646,099
Minority interest	3,914	2,841
	－－－－	－－－－

Interest bearing debts plus minority interest	3,861,547	25,648,940
	－－－－	－－－－－

Total equity:
— Capital and reserves attributable to Unicom’s equity holders	97,213,180	79,861,324
— Minority interest	3,914	2,841
	－－－－－	－－－－－

Interest bearing debts plus total equity	101,074,727	105,510,264
	－－－－－	－－－－－

Debt-to-capitalisation ratio	3.8%	24.3%
	==========	===========

The decrease in debt-to-capitalisation ratio during 2007 resulted primarily from the conversion of convertible bonds into Unicom’s shares and the repayment of short-term bonds and long-term bank loans by the Unicom Group.

3.3      Fair value estimation

The estimate of the fair value of the conversion option of the convertible bonds, that is separated from the host debt contract and accounted for as a derivative liability, is determined by using valuation techniques. The Unicom Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each balance sheet date and conversion date, refer to Note 18 for details.

The carrying value of trade receivables (net of impairment provision) and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Unicom Group for similar financial instruments.

4.        CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1      Critical accounting estimates and assumptions

The Unicom Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)       Depreciation on property, plant and equipment

Depreciation on the Unicom Group’s property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Unicom Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Unicom Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account of anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. The cost or revalued amount and accumulated depreciation of property, plant and equipment as at 31 December 2007 amounted to approximately RMB231.1 billion (2006: approximately RMB208.3 billion) and approximately RMB114.9 billion (2006: approximately RMB95.6 billion), respectively.

(b)       Impairment of non-current assets

The Unicom Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Unicom Group’s results would be significantly affected.

(c)       Provision for doubtful debts

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The Unicom Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Unicom Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, the Unicom Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Unicom Group makes such estimates based on its past experience, historical collection patterns, subscribers’ credibility and collection trends. For general subscribers of Cellular, Long Distance, Data and Internet businesses, the Unicom Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Unicom Group’s estimates described above are based on past experience, subscribers’ credibility and collection trends. If circumstances change (e.g. due to factors including developments in the Unicom Group’s business and the external market environment), the Unicom Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d)       Provision for subscriber point reward program

The Unicom Group has implemented a subscriber point reward program, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the income statement as “selling and marketing” expenses, instead of a reduction of revenue. The estimated liability is recognised based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Unicom Group has recognised a liability for this program amounting to approximately RMB634 million as at 31 December 2007 (2006: approximately RMB556 million). As the Unicom Group has no adequate stabilised and reliable historical redemption statistics in the past, the Unicom Group may need to re-assess the method for accounting for the bonus point reward program when they are available in future and upon the adoption of HK(IFRIC)-Int 13 which is effective from 1 January 2009.

(e)       Income tax and deferred taxation

The Unicom Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Unicom Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Unicom Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Unicom Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to provision for doubtful debts, accruals of expenses not yet deductible for tax purpose and write-down of inventory to net realisable value. Due to the effects of these temporary differences on income tax, the Unicom Group has recorded net deferred tax assets amounting to approximately RMB427 million as at 31 December 2007 (2006: approximately RMB310 million). Deferred tax assets are recognised based on the Unicom Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Unicom Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.

(f)       Fair value of conversion option

On 5 July 2006, Unicom issued a zero coupon convertible bonds with an aggregate principal amount of US$1 billion. The three-year convertible bond was issued with a conversion price of HK$8.63 and was fully converted into Unicom Shares on 20 August 2007. The embedded conversion option of the convertible bonds has been separated from the host debt contract and accounted for as a derivative liability carried at fair value through profit or loss (Note 18). The fair value of this conversion option which is not traded in an active market is determined by using valuation techniques. The Unicom Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at each balance sheet date and conversion date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. From 31 December 2006 to 20 August 2007, the realised loss resulting from changes in fair value of the conversion option of the convertible bonds was approximately RMB569 million (2006: unrealised loss of approximately RMB2,397 million).

4.2      Critical judgments in applying the Unicom Group’s accounting policies

(a)       Capitalisation of CDMA customer acquisition costs

The Unicom Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Unicom Group offers certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use during the specified contract period ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given to them for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Unicom Group for any loss in the event of the subscriber’s non-performance of related contractual obligations.

The Unicom Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortised over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Unicom Group in the form of minimum contract revenue.

The Unicom Group determined its accounting policy for capitalisation of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalisation of such costs is appropriate because future economic benefits are expected to flow to the Unicom Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (2) the Unicom Group’s established procedures in and the relatively low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, the Unicom Group believes that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Unicom Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed reviews of historical subscriber churn rates and estimated default rates. Based on the Unicom Group’s current assessment and evaluation, the Unicom Group believes that the carrying amounts of the customer acquisition costs as at the balance sheet date could be recovered.

The Unicom Group has made the above recoverability assessments based on the current legal and operating environment relating to the subscribers’ contract performance and other information currently available. Actual results may differ significantly from the current situation and the Unicom Group’s current estimates. If the situation changes significantly in the future, the Unicom Group may need to accelerate the amortisation of customer acquisition costs based on conditions at that time.

(b)       Recognition of upfront non-refundable revenue and direct incremental costs

The Unicom Group defers and amortises upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalised and amortised over the same expected customer service period. The Unicom Group only capitalises costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the income statement immediately.

The expected customer service period for the cellular business is estimated based on the expected stabilised churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of the Unicom Group’s services and the current regulatory environment. If the estimate of the expected stabilised churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these deferred direct incremental costs and deferred revenue would also be changed.

The weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years from 1 January 2007 onwards (2006: approximately 4 years). The effects of the change of accounting estimate in expected weighted average customer service period is to decrease both the deferred revenue and other assets by approximately RMB506 million each as at 31 December 2007 and increase both the amortisation of deferred revenue and the amortisation of other assets by approximately RMB506 million each for the year ended 31 December 2007.

(c)       Lease of CDMA network capacity

Pursuant to a CDMA lease agreement signed by the Unicom Group with Unicom Parent and Unicom New Horizon in 2002 (“Original CDMA Lease Agreement”), Unicom New Horizon agreed to lease the capacity of the CDMA network to the Unicom Group.

According to the terms of the Original CDMA Lease Agreement, the initial lease period is for one year, renewable for additional one-year term at the Unicom Group’s option. The Unicom Group has the exclusive right to lease and operate the CDMA network capacity in the relevant regions. Also, the Unicom Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return rate of 8%. The Unicom Group has the option to purchase the network assets with reference to the appraised value of the network determined by an independent appraiser.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all construction contracts with suppliers and constructors. The Unicom Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and is free from any ownership risks of the CDMA network and the risks and rewards of ownership of the leased assets rest substantially with the lessor.

At the inception of the Original CDMA Lease Agreement, there was a high degree of uncertainty related to the market conditions and operating results of the CDMA business. It was highly uncertain whether the Unicom Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Unicom Group was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Parent and Unicom New Horizon, the Unicom Group accounted for the leasing of the CDMA network as operating leases for the initial three-year expected lease period, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreement.

On 24 March 2005, the Unicom Group entered into another CDMA Lease Agreement (“2005 CDMA Lease Agreement”) with Unicom Parent and Unicom New Horizon to replace the Original CDMA Lease Agreement. The lease period under 2005 CDMA Lease Agreement was effective from 1 January 2005 to 31 December 2006. Key terms of the 2005 CDMA Lease Agreement, including exclusive operating rights and purchase option, are substantially similar to those contained in the Original CDMA Lease Agreement except that the CDMA lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, the Unicom Group still at that time considered the risks associated with the ownership of the CDMA assets still substantially remained with Unicom Parent and Unicom New Horizon, and concluded the leasing of the CDMA network to be an operating lease.

On 26 October 2006, the Unicom Group entered into a new CDMA Lease Agreement (the “2006 CDMA Lease Agreement”) with Unicom Parent and Unicom New Horizon to renew the 2005 CDMA Lease Agreement effective from 1 January 2007. Pursuant to the 2006 CDMA Lease Agreement, the initial lease period is for one year, renewable for an additional one-year term at the Unicom Group’s option. The lease fee of the CDMA network for 2007 and 2008 is as follows:

•	31% of the audited CDMA service revenue of the lessee for each of the years 2007 and 2008; or

•
30% of the audited CDMA service revenue of the lessee for the year 2007 or 2008, where the audited CDMA business profit before taxation of the lessee for the relevant year is less than the audited CDMA business profit before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee.

Under the 2006 CDMA Lease Agreement, the annual lease fee of the CDMA network shall not be less than a certain minimum level (the “Minimum Lease Fee”) regardless of the amount of CDMA service revenue for that year. The Minimum Lease Fee for 2007 is 90% of the total amount of lease fee paid by the Unicom Group to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease Agreement. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by the Unicom Group to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease Agreement. The level of lease fee under the 2006 CDMA Lease Agreement has been set by reference to the Unicom Group’s view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.

At the inception of the 2006 CDMA Lease Agreement, the Unicom Group believed the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. In addition, the Unicom Group was still unable to determine whether it would renew the lease or whether it would exercise the purchase option when the 2006 CDMA Lease Agreement expires after the expected term of 2 years. As a result, the Unicom Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Parent and Unicom New Horizon, and has concluded the leasing of the CDMA network will still be accounted for as an operating lease. On 29 June 2007, the Unicom Group renewed the lease with Unicom New Horizon for another year ending 31 December 2008.

At the beginning of each lease term, the Unicom Group will reassess the appropriate lease classification based on the relevant factors and circumstances at that time. Based on the above accounting judgment made, the operating lease expense has been recorded in the consolidated income statement, and the carrying values of the CDMA assets and the related liabilities have not been reflected in the consolidated balance sheet of the Unicom Group. For the year ended 31 December 2007, the lease expense of approximately RMB8,382 million (2006: approximately RMB8,257 million) was recorded under leased lines and network capacities in the income statement.

5.        SEGMENT INFORMATION

The Unicom Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Unicom Group are classified as below:

•	GSM Business — the provision of GSM telephone and related services;

•	CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;

•	Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•	Long Distance Business — the provision of domestic and international long distance and other related services.

The Unicom Group’s primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, realised/unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary), which cannot be identified to different operating segments.

5.1       Business Segments

	2007
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total

Revenue (Turnover):
Usage fee	35,111,665	13,941,247	1,712,831	352,081	—		51,117,824
Monthly fee	6,965,329	4,574,887	—	—	—		11,540,216
Interconnection revenue	6,022,826	2,066,187	36,300	476,803	—		8,602,116
Leased lines rental	—	—	535,832	670,866	—		1,206,698
Value-added services revenue	13,528,197	6,413,204	331,133	—	—		20,272,534
Other revenue	1,147,287	734,715	9,757	7,751	—		1,899,510
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－

Total services revenue	62,775,304	27,730,240	2,625,853	1,507,501	—		94,638,898
Sales of telecommunications products	11,521	4,888,282	677	9	—		4,900,489
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－

Total revenue from external customers	62,786,825	32,618,522	2,626,530	1,507,510	—		99,539,387
Intersegment revenue	—	—	2,186,120	1,705,045	—	(3,891,165)	—
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Total revenue	62,786,825	32,618,522	4,812,650	3,212,555	—	(3,891,165)	99,539,387
Leased lines and network capacities	(235,722)	(8,486,539)	(396,148)	(49,195)	—	32,107	(9,135,497)
Interconnection charges	(10,021,694)	(3,553,441)	(319,282)	(871,460)	—	3,859,058	(10,906,819)
Depreciation and amortisation	(19,057,783)	(630,829)	(2,286,406)	(701,779)	(370)		(22,677,167)
Employee benefit expenses	(4,411,785)	(1,777,553)	(509,627)	(245,845)	(195,178)		(7,139,988)
Selling and marketing	(9,878,991)	(8,912,742)	(631,987)	(257,625)	(27)		(19,681,372)
General, administrative and other expenses	(10,098,930)	(3,263,971)	(744,068)	(504,450)	(27,943)		(14,639,362)
Cost of telecommunications products sold	(229,199)	(4,800,842)	(1,651)	(14)	—		(5,031,706)
Financial gains/(costs)	134,162	(15,159)	20,236	15,325	(723,868)	656,312	87,008
Interest income	107,060	14,865	16,863	5,286	698,481	(656,312)	186,243
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	—	—	—	—	(568,860)		(568,860)
Other gains-net	131,582	7,197	950	2,194	2,781,237		2,923,160
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－－

Segment profit (loss) before income tax	9,225,525	1,199,508	(38,470)	604,992	1,963,472		12,955,027
	==========	==========	==========	==========	==========

Income tax expenses							(3,654,170)
							－－－－－

Profit for the year							9,300,857
							==========

Attributable to:
Equity holders of Unicom							9,299,784
Minority interest							1,073
							－－－－－

							9,300,857
							===========

Other information:
Provision for doubtful debts	1,257,670	395,263	45,916	28,160	—		1,727,009
	==========	==========	==========	==========	==========		==========

Capital expenditures for segment assets (a)	16,492,453	—	2,223,724	2,744,467	4,257,277		25,717,921
	==========	==========	==========	==========	==========		==========

	2006 (As restated)
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total

Revenue (Turnover):
Usage fee	34,067,003	15,085,577	1,769,012	63,340	—		50,984,932
Monthly fee	7,437,095	5,122,008	—	—	—		12,559,103
Interconnection revenue	4,921,363	1,759,293	39,758	389,375	—		7,109,789
Leased lines rental	—	—	472,475	557,270	—		1,029,745
Value-added services revenue	11,597,432	5,375,579	—	—	—		16,973,011
Other revenue	1,859,345	534,018	39,147	4,565	—		2,437,075
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－

Total services revenue	59,882,238	27,876,475	2,320,392	1,014,550	—		91,093,655
Sales of telecommunications products	8,166	4,243,594	1,900	—	—		4,253,660
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－

Total revenue from external customers	59,890,404	32,120,069	2,322,292	1,014,550	—		95,347,315
Intersegment revenue	—	—	3,033,392	1,836,887	—	(4,870,279)	—
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Total revenue	59,890,404	32,120,069	5,355,684	2,851,437	—	(4,870,279)	95,347,315
Leased lines and network capacities	(244,896)	(8,348,151)	(303,858)	(64,785)	—	18,691	(8,942,999)
Interconnection charges	(9,580,077)	(3,533,740)	(481,528)	(927,468)	—	4,851,588	(9,671,225)
Depreciation and amortisation	(18,877,780)	(718,467)	(2,419,598)	(670,191)	(532)		(22,686,568)
Employee benefit expenses	(4,160,376)	(1,537,816)	(527,358)	(272,653)	(182,476)		(6,680,679)
Selling and marketing	(9,415,055)	(9,248,734)	(683,402)	(224,078)	(61)		(19,571,330)
General, administrative and other expenses	(9,562,494)	(2,896,574)	(797,130)	(259,900)	(27,293)		(13,543,391)
Cost of telecommunications products sold	(189,692)	(4,718,968)	(6,197)	(19)	—		(4,914,876)
Financial costs	(475,571)	(51,656)	(35,512)	(54,229)	(467,026)	424,362	(659,632)
Interest income	127,046	6,903	12,483	2,323	539,149	(424,362)	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	—	—	—	—	(2,396,592)		(2,396,592)
Other gains/(loss)-net	23,513	982	246	(3,409)	15		21,347
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－		－－－－－

Segment profit (loss) before income tax	7,535,022	1,073,848	113,830	377,028	(2,534,816)		6,564,912
	==========	==========	==========	==========	==========

Income tax expenses							(2,763,885)
							－－－－－

Profit for the year							3,801,027
							==========

Attributable to:
Equity holders of Unicom							3,800,920
Minority interest							107
							－－－－－

							3,801,027
							===========

Other information:
Provision for doubtful debts	1,133,690	460,515	106,883	52,827	—		1,753,915
	==========	==========	==========	==========	==========		==========

Capital expenditures for segment assets (a)	10,822,935	—	2,500,814	2,640,789	5,827,151		21,791,689
	==========	==========	==========	==========	==========		==========

	31 December 2007
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total

Total segment assets	107,735,724	9,885,462	7,985,260	17,573,749	56,499,840	(50,257,665)	149,422,370
	==========	==========	==========	==========	==========		==========

Total segment liabilities	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276
	==========	==========	==========	==========	==========		==========

	31 December 2006 (As restated)
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total

Total segment assets	108,993,645	7,876,684	8,300,155	16,810,768	56,477,257	(50,161,795)	148,296,714
	==========	=========	=========	=========	=========		==========

Total segment liabilities	39,529,979	8,137,358	2,801,914	3,673,741	14,289,557		68,432,549
	==========	=========	==========	==========	==========		==========

(a)	Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

5.2      Geographical Segments

The customers of the Unicom Group’s services are mainly in China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Unicom Group has its corporate headquarters in Hong Kong, a substantial portion of the Unicom Group’s non-current assets (including property, plant and equipment and other assets) are situated in China, as the Unicom Group’s principal activities are conducted in China. For 2007 and 2006, substantially all capital expenditures were incurred to acquire assets located in China and less than 10% of the Unicom Group’s assets and operations are located outside China. Accordingly, no geographical segment information is presented.

6.        PROPERTY, PLANT AND EQUIPMENT

	The Unicom Group
	2007						2006 (As restated)
	Buildings	Tele- communications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in-progress	Total	Total

Cost or valuation:
Beginning of year	14,803,953	168,812,268	9,674,505	1,388,443	13,670,239	208,349,408	189,027,732
Additions	171,943	206,103	364,650	—	24,975,225	25,717,921	21,791,689
Transfer from CIP	1,461,030	20,609,388	1,181,800	427,006	(23,679,224)	—	—
Revaluation surplus	—	—	—	—	—	—	200,330
Reclassification to other assets	—	—	—	—	—	—	(528,428)
Disposals	(75,865)	(2,487,221)	(237,219)	(203,846)	—	(3,004,151)	(2,141,915)
	－－－－－	－－－－－	－－－－	－－－－	－－－－	－－－－	－－－－－

End of year	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
	－－－－－	－－－－－	－－－－	－－－－	－－－－－	－－－－－	－－－－－

Representing:
At cost	3,829,030	187,140,538	10,983,736	1,611,603	14,966,240	218,531,147	195,817,377
At valuation	12,532,031	—	—	—	—	12,532,031	12,532,031
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Accumulated depreciation and impairment:
Beginning of year	3,568,448	86,137,955	5,031,750	801,321	14,307	95,553,781	75,227,572
Charge for the year	321,038	19,866,791	1,691,176	281,328	—	22,160,333	22,263,719
Disposals	(62,917)	(2,328,303)	(218,035)	(203,846)	—	(2,813,101)	(1,937,510)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

End of year	3,826,569	103,676,443	6,504,891	878,803	14,307	114,901,013	95,553,781
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Net book value:
End of year	12,534,492	83,464,095	4,478,845	732,800	14,951,933	116,162,165	112,795,627
	==========	==========	==========	==========	==========	==========	==========

Beginning of year	11,235,505	82,674,313	4,642,755	587,122	13,655,932	112,795,627	113,800,160
	==========	==========	==========	==========	==========	==========	==========

	Unicom
	2007				2006
	Tele- communications equipment	Office furniture, fixtures and others	Construction- in-progress	Total	Total

Cost:
Beginning of year	50,792	8,060	—	58,852	60,935
Additions	—	547	4,414	4,961	388
Disposals	(3,452)	(1,307)	—	(4,759)	(2,471)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

End of year	47,340	7,300	4,414	59,054	58,852
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Accumulated depreciation:
Beginning of year	12,754	7,452	—	20,206	17,275
Charge for the year	3,277	370	—	3,647	3,985
Disposals	(989)	(813)	—	(1,802)	(1,054)
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

End of year	15,042	7,009	—	22,051	20,206
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Net book value:
End of year	32,298	291	4,414	37,003	38,646
	===========	===========	===========	===========	===========

Beginning of year	38,038	608	—	38,646	43,660
	===========	===========	===========	===========	===========

For the year ended 31 December 2007, interest expense of approximately RMB274 million (2006: approximately RMB431 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.60% to 5.80% for the year ended 31 December 2007 (2006: 3.60% to 5.83%).

Buildings of the Unicom Group were revalued at 31 March 2000 and 31 August 2006 respectively by independent property valuation firms, using the replacement cost or open market value approach, as appropriate. As at 31 December 2007, the accumulated revaluation surplus on the buildings resulting from all previous revaluations of the buildings amounted to approximately RMB377 million. The revaluation surplus net of the related deferred income tax of approximately RMB76 million (2006: approximately RMB105 million) was credited to revaluation reserve in shareholders’ equity. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB18.5 million for 2007 (2006: approximately RMB8.8 million). As at 31 December 2007, the carrying value of buildings would have been approximately RMB12,236 million (2006: approximately RMB10,989 million) had they been stated at historical cost less accumulated depreciation. The Unicom Directors consider the fair values of these buildings were not materially different from their carrying values as at 31 December 2007.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 31 December 2007, net book value of wireless public phone equipment under finance leases amounted to approximately RMB189 million (2006: approximately RMB231 million) (Note 19).

For the year ended 31 December 2007, the Unicom Group recognised loss on disposal of property, plant and equipment of approximately RMB109 million (2006: approximately RMB145 million).

7.        GOODWILL — Unicom GROUP

	The Unicom Group
	2007	2006

Cost:
Goodwill arising from acquisitions	3,143,983	3,143,983
	=========	=========

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. in 2002 and 2003 respectively represented the excess of the purchase considerations over the Unicom Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.2(a)).

Goodwill is allocated to the Unicom Group’s cash-generating units (“CGU”) identified according to business segments. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined expected profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management’s assessment results, there was no impairment of goodwill as at 31 December 2007 and 2006.

8.        OTHER ASSETS — Unicom GROUP

		The Unicom Group
			2006
	Note	2007	(As restated)

Direct incremental costs for activating subscribers	(a)	1,301,112	2,260,728
Customer acquisition costs of contractual CDMA subscribers	4.2(a), (b)	2,349,225	1,712,426
Long-term prepayment for land use rights	(c)	5,881,167	4,933,290
Purchased software	(d)	1,020,673	681,712
Prepaid rental for premises and leased lines		1,233,019	1,006,252
Others	(d)	1,070,003	762,404
		－－－－	－－－－

		12,855,199	11,356,812
		=========	=========

(a)
For the year ended 31 December 2007, amortisation of direct incremental costs for activating GSM and CDMA subscribers amounted to approximately RMB1,527 million (2006: approximately RMB1,829 million) (Note 25), which has been included in “selling and marketing” expenses.

(b)
For the year ended 31 December 2007, amortisation of the customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB4,000 million (2006: approximately RMB4,375 million) (Note 25), which was recorded in “selling and marketing” expenses. As at 31 December 2007, the carrying amount of unamortised customer acquisition costs of contractual CDMA subscribers totaled approximately RMB2,857 million (2006: approximately RMB2,170 million), with approximately RMB2,349 million (2006: approximately RMB1,712 million) recorded in “other assets” (for contracts expiring over 1 year) and approximately RMB508 million (2006: approximately RMB458 million) recorded in “prepayments and other current assets” (for contracts expiring within 1 year) (Note 12).

(c)	The Unicom Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in China and their net book value is analysed as follows:

	The Unicom Group
		2006
	2007	(As restated)

Held on:
Leases of between 10 to 50 years	5,836,838	4,898,461
Leases of less than 10 years	44,329	34,829
	－－－－－	－－－－－

	5,881,167	4,933,290
	=========	==========

For the year ended 31 December 2007, the long-term prepayment for land use rights expensed in the income statement amounted to approximately RMB174 million (2006: approximately RMB171 million), which was recorded in “general, administrative and other expenses”.

(d)	For the year ended 31 December 2007, the amortisation of purchased software and others of other assets amounted to approximately RMB517 million (2006: approximately RMB423 million) (Note 25).

9.        TAXATION — Unicom GROUP

Provision for taxation represents:

	The Unicom Group
		2006
	2007	(As restated)

Provision for enterprise income tax on the estimated taxable profits for the year
— Hong Kong	5,916	4,817
— Outside Hong Kong	3,736,021	2,838,365
	－－－－－	－－－－－

	3,741,937	2,843,182
Deferred taxation	(87,767)	(79,297)
	－－－－－	－－－－－－

	3,654,170	2,763,885
	==========	===========

(a)	Unicom did not have any assessable income sourced from Hong Kong for the years ended 31 December 2007 and 2006.

(b)
China Unicom International Limited (“Unicom International”, a subsidiary of Unicom) assessed its income tax liability in Hong Kong using the tax rate of 17.5% (2006: 17.5%). The income tax liability of Unicom International amounted to approximately RMB5.92 million for the year ended 31 December 2007 (2006: approximately RMB4.82 million).

(c)
China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of Unicom) assessed its income tax liability in Macau using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the years ended 31 December 2007 and 2006 as there were no assessable profits in both years.

(d)
Various provincial/municipal branches of CUCL were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rates of 13% or 18% in China for the years ended 31 December 2007 and 2006. The remaining provincial branches were assessed at the statutory tax rate of 33%.

(e)
For the year ended 31 December 2007, Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) and its branches are subject to income tax at the statutory enterprise income tax rate of 33% in China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(f)
Before the Business Combination became effective on 31 December 2007, Guizhou Business was operated by Guizhou branch of Unicom Parent. The income tax of Guizhou branch of Unicom Parent was reported on a consolidated basis with Unicom Parent and no separate tax return was prepared. The accumulated tax losses incurred by Guizhou Business have not been fully utilised by Unicom Parent, therefore no income tax expenses were recognised for the Guizhou Business in 2007 or prior years in accounting for the Guizhou Business using merger accounting.

In addition, in accordance with the relevant PRC tax laws and regulations, the accumulated tax losses and other temporary differences associated with Guizhou Business carried forward from prior years could not be utilised by CUCL upon the completion of the Business Combination. Accordingly, deferred tax assets and liabilities were not recognised by CUCL in the relevant periods presented in applying merger accounting to the Business Combination of Guizhou Business.

(g)
Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008. However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period. As a result, the deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realised or the liability is expected to be settled, resulting in a decrease of approximately RMB130 million of net deferred tax assets in the balance sheet as at 31 December 2007 and approximately RMB154 million of deferred taxation charged to the income statement and approximately RMB24 million of deferred taxation credited to equity for the year ended 31 December 2007.

(h)
On 6 December 2007, the State Council issued the detail implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on 22 February 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as at 31 December 2007, such dividends are exempted from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after 1 January 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise. Management is currently assessing the PRC Tax Resident Enterprise status of Unicom and the impact of this tax regulation on the Unicom Group’s operations and financial position effective from 2008.

Reconciliation between applicable statutory tax rate and the effective tax rate:

		The Unicom Group
			2006
	Note	2007	(As restated)

PRC statutory tax rate of 33%		33.0%	33.0%
Non-deductible expenses		1.1%	1.8%
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds		1.4%	12.0%
Non-taxable income
— Tax refund on reinvestment in a subsidiary	24	(7.1%)	—
— Interest income		(0.1%)	(0.6%)
— Connection fee		—	(1.3%)
Accumulated tax losses and other temporary differences of Guizhou Business not recognised by the Unicom Group	(f)	(0.2%)	(0.3%)
Impact of PRC preferential tax rates		(1.1%)	(2.3%)
Investment tax credits for domestic equipment		—	(0.2%)
Effect of change of tax rate under the new PRC enterprise income tax law	(g)	1.2%	—
		－－－－	－－－－

Effective tax rate		28.2%	42.1%
		========	========

Tax effect of preferential tax rate is as follows:

	The Unicom Group
	2007	2006

Aggregate amount (RMB in millions)	148	150
Per share effect (RMB)	0.011	0.012
	=========	=========

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Unicom Group
	2007	2006

Deferred tax assets:
— Deferred tax asset to be recovered after 12 months	461,902	787,991
— Deferred tax asset to be recovered within 12 months	680,452	887,636
	－－－－	－－－－

	1,142,354	1,675,627
	－－－－	－－－－

Deferred tax liabilities:
— Deferred tax liabilities to be settled after 12 months	(448,620)	(1,051,774)
— Deferred tax liabilities to be settled within 12 months	(266,832)	(314,185)
	－－－－	－－－－

	(715,452)	(1,365,959)
	－－－－	－－－－－

Net deferred tax assets after offsetting	426,902	309,668
	=========	==========

Deferred tax liabilities that cannot be offset	(5,864)	(5,879)
	=========	==========

There were no material unrecognised deferred tax assets as at 31 December 2007 and 2006.

The movement of the net deferred tax assets/liabilities is as follows:

		The Unicom Group
	Note	2007	2006

Net deferred tax assets after offsetting:
— Beginning of year		309,668	335,234
— Deferred tax credited to the income statement		87,752	79,563
— Deferred tax credited/(charged) to equity	6	29,482	(105,129)
		－－－－	－－－－

— End of year		426,902	309,668
		========	========

The deferred tax liabilities that cannot be offset:
— Beginning of year		(5,879)	(5,613)
— Deferred tax credited/(charged) to the income statement		15	(266)
		－－－－－	－－－－

— End of year		(5,864)	(5,879)
		==========	=========

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same fiscal authority:

		The Unicom Group
	Note	2007	2006

China
Deferred tax assets:
Interest on loans from CCF joint ventures	(i)	23,129	45,463
Loss arising from terminations of CCF Arrangements	(i)	—	20,636
Provision for doubtful debts		411,274	492,920
Write-down of inventories to net realisable value		39,833	32,858
Accruals of retirement benefits		12,993	18,137
Additional depreciation deductible for tax in future years		—	6,315
Monetary housing benefits		8,595	12,607
Net amount of deferral and amortisation of upfront non-refundable revenue		321,936	740,429
Accruals of expenses not yet deductible for tax purpose		257,145	232,863
Others		67,449	73,399
		－－－－	－－－－

		1,142,354	1,675,627
		－－－－	－－－－

Deferred tax liabilities:
Net amount of capitalisation and amortisation of direct incremental costs		(321,936)	(740,429)
Capitalised interest already deducted for tax purpose		(317,869)	(520,401)
Revaluation of buildings	6	(75,647)	(105,129)
		－－－－	－－－－－

		(715,452)	(1,365,959)
		－－－－	－－－－－

		426,902	309,668
		=========	==========

Hong Kong
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(5,864)	(5,879)
		==========	==========

(i)
Prior to 2000, in the process of developing its cellular networks, the GSM Business entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in China. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in China. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements were terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements are to be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognised accordingly.

10.      INVENTORIES — Unicom GROUP

	The Unicom Group
		2006
	2007	(As restated)

Handsets	1,587,124	1,489,132
Telephone cards	584,742	531,407
Others	356,498	353,332
	－－－－	－－－－－

	2,528,364	2,373,871
	=============	=============

The cost of inventories recognised as expense and included in cost of telecommunications products sold amounted to approximately RMB5,032 million (2006: approximately RMB4,915 million).

For the year ended 31 December 2007, the write-down of inventories to net realisable value amounted to approximately RMB163 million (2006: approximately RMB47 million), which was mainly due to the decline of market values of certain handsets.

11.      ACCOUNTS RECEIVABLE, NET — Unicom GROUP

	The Unicom Group
		2006
	2007	(As restated)

Accounts receivable for GSM services	2,558,757	3,486,610
Accounts receivable for CDMA services	1,637,100	2,248,486
Accounts receivable for Data and Internet services	203,623	323,369
Accounts receivable for Long Distance services	440,615	458,402
	－－－－	－－－－

Sub-total	4,840,095	6,516,867

Less: Provision for doubtful debts for GSM services	(1,027,899)	(1,864,775)
Provision for doubtful debts for CDMA services	(442,192)	(912,892)
Provision for doubtful debts for Data and Internet services	(104,218)	(77,006)
Provision for doubtful debts for Long Distance services	(54,632)	(219,983)
	－－－－	－－－－－

	3,211,154	3,442,211
	=========	=========

The aging analysis of accounts receivable is as follows:

	The Unicom Group
		2006
	2007	(As restated)

Within one month	1,968,344	2,343,254
More than one month to three months	944,300	935,798
More than three months to one year	1,519,487	1,719,787
More than one year	407,964	1,518,028
	－－－－	－－－－

	4,840,095	6,516,867
	=========	=========

The normal credit period granted by the Unicom Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Unicom Group has a large number of customers.

Accounts receivable that are less than three months past due are not considered impaired. As at 31 December 2007, accounts receivable of approximately RMB1,243 million (2006: approximately RMB1,099 million) were past due but not impaired. These relate to a number of individuals and corporate customers for whom there is no recent history of default. The aging analysis of these receivables is as follows:

	The Unicom Group
		2006
	2007	(As restated)

More than one month to three months	944,300	935,798
More than three months to one year	282,379	102,196
More than one year	16,131	60,963
	－－－－－	－－－－

	1,242,810	1,098,957
	==========	=========

As at 31 December 2007, accounts receivable of approximately RMB1,629 million (2006: approximately RMB3,075 million) were impaired. The individually impaired receivables mainly relate to subscriber usage fees. The aging of these receivables is as follows:

	The Unicom Group
		2006
	2007	(As restated)

More than three months to one year	1,237,108	1,617,591
More than one year	391,833	1,457,065
	－－－－	－－－－

	1,628,941	3,074,656
	=========	=========

Provision for doubtful debts is analysed as follows:

	The Unicom Group
		2006
	2007	(As restated)

Balance, beginning of year	3,074,656	3,132,660
Provision for the year	1,727,009	1,753,915
Written-off during the year	(3,172,724)	(1,811,919)
	－－－－－	－－－－－

Balance, end of year	1,628,941	3,074,656
	==========	==========

The creation and release of provision for impaired receivables have been included in “general, administrative and other expenses” in the income statement (Note 25). Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable mentioned above. The Unicom Group does not hold any collateral as security.

12.       PREPAYMENTS AND OTHER CURRENT ASSETS

		The Unicom Group		Unicom
			2006
	Note	2007	(As restated)	2007	2006

Prepaid rental		488,001	375,269	426	153
Deposits and prepayments		682,206	760,629	4,558	5,284
Advances to employees		132,407	162,830	3	11
Customer acquisition costs of contractual CDMA subscribers	8(b)	508,340	458,095	—	—
Tax refund on reinvestment in a subsidiary	24	1,458,715	—	—	—
Others		246,610	283,017	6,809	5,542
		－－－－	－－－－	－－－－	－－－－

		3,516,279	2,039,840	11,796	10,990
		=========	=========	=========	=========

The aging analysis of prepayments and other current assets is as follows:

	The Unicom Group		Unicom
		2006
	2007	(As restated)	2007	2006

Within one year	3,371,984	1,943,711	9,819	9,174
More than one year	144,295	96,129	1,977	1,816
	－－－－	－－－－－	－－－－－	－－－－－

	3,516,279	2,039,840	11,796	10,990
	=========	=========	==========	==========

13.      SHORT-TERM BANK DEPOSITS

	The Unicom Group		Unicom
	2007	2006	2007	2006

Bank deposits with maturity exceeding three months	635,645	187,449	635,645	187,449
Restricted bank deposit	8,371	8,371	—	—
	－－－－	－－－－	－－－－	－－－－

	644,016	195,820	635,645	187,449
	========	========	=========	=========

The effective interest rate on bank deposits at 31 December 2007 ranged from 3.56% to 5.28% (2006: 3.92% to 5.36%). The bank deposits have a weighted average maturity of 177 days.

As at 31 December 2007, restricted bank deposit represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.

14.      CASH AND CASH EQUIVALENTS

	The Unicom Group		Unicom
		2006
	2007	(As restated)	2007	2006

Cash at bank and in hand	6,119,784	11,241,559	31,128	12,725
Bank deposits with original maturities of three months or less	555,692	1,001,632	463,132	907,276
	－－－－	－－－－－	－－－－	－－－－－

	6,675,476	12,243,191	494,260	920,001
	=========	==========	=========	==========

The effective interest rate on bank deposits at 31 December 2007 ranged from 2.69% to 5.31% (2006: 3.20% to 5.49%). The bank deposits have a weighted average maturity of 66 days.

15.      SHARE CAPITAL — Unicom

	Unicom
	2007	2006
	HK$’000	HK$’000

Authorised:
30,000,000,000 Unicom Shares	3,000,000	3,000,000
	=========	=========

Issued and fully paid:	Number of Unicom Shares	Unicom Shares value of HK$0.1 each	Share capital	Share premium	Total
	’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635
Employee share option scheme
—Recognition of Unicom Shares issued on exercise of Unicom Options (Note 29)	106,724	10,672	10,819	621,962	632,781
	－－－－	－－－－	－－－－	－－－－－	－－－－－

At 31 December 2006	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416
Employee share option scheme
—Recognition of Unicom Shares issued on exercise of Unicom Options (Note 29)	53,556	5,356	5,206	366,324	371,530
Conversion of convertible bonds (Note 18)	899,745	89,975	87,262	10,730,766	10,818,028
	－－－－	－－－－	－－－－	－－－－－	－－－－－

At 31 December 2007	13,634,290	1,363,429	1,436,908	64,320,066	65,756,974
	=========	=========	========	==========	==========

16.      RESERVES

(a)       Nature and purpose of reserves

(i)       Statutory reserves

CUCL has registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB718 million (2006: approximately RMB584 million) to the general reserve fund for the year ended 31 December 2007.

Appropriation to the staff bonus and welfare fund is at the discretion of the Unicom Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2007 and 2006, no appropriation to staff bonus and welfare fund has been made by CUCL.

(ii)    ther reserve

Other reserve reflects the effect of the Business Combination, which includes the consideration paid, net assets acquired and profit transferred to Unicom Parent pursuant to the asset transfer agreement for the Business Combination.

(b)       Profit attributable to equity holders

For the year ended 31 December 2007, profit attributable to equity holders included a profit of approximately RMB2,757 million (2006: approximately RMB659 million), which has been dealt with in the financial statements of Unicom. As at 31 December 2007, the amount of profit distributable to equity holders of Unicom amounted to approximately RMB2,840 million (2006: approximately RMB2,368 million).

17.      LONG-TERM BANK LOANS

		The Unicom Group		Unicom
	Interest rates and final maturity	2007	2006	2007	2006

RMB denominated bank loans	Fixed interest rates of 3.60% (2006: 3.60% to 5.58%) per annum with maturity through 2010 (2006: maturity through 2010)
— unsecured		200,000	315,000	—	—
		－－－－	－－－－	－－－－	－－－－

		200,000	315,000	—	—
		－－－－	－－－－	－－－－	－－－－

US$ denominated bank loans	Floating interest rates of US$ LIBOR plus interest margin of 0.35% to 0.44% (2006: 0.35% to 0.44%) per annum with maturity through 2010 (2006: maturity through 2010) (a)
— unsecured		3,652,303	7,808,699	3,652,303	3,904,349
		－－－－	－－－－	－－－－	－－－－

Sub-total		3,852,303	8,123,699	3,652,303	3,904,349
		－－－－	－－－－	－－－－	－－－－

Less: Current portion		(2,191,382)	(3,984,350)	(2,191,382)	—
		－－－－－	－－－－－	－－－－－	－－－－－

		1,660,921	4,139,349	1,460,921	3,904,349
		==========	==========	==========	==========

The repayment schedule of the long-term bank loans is as follows:

	The Unicom Group		Unicom
	2007	2006	2007	2006

Balances due:
— not later than one year	2,191,382	3,984,350	2,191,382	—
— later than one year and not later than two years	—	2,377,609	—	2,342,610
— later than two years and not later than five years	1,660,921	1,761,740	1,460,921	1,561,739
	－－－－－	－－－－－	－－－－－	－－－－－

	3,852,303	8,123,699	3,652,303	3,904,349
Less: Portion classified as current liabilities	(2,191,382)	(3,984,350)	(2,191,382)	—
	－－－－－	－－－－－	－－－－－	－－－－－

	1,660,921	4,139,349	1,460,921	3,904,349
	==========	==========	==========	==========

(a)
On 26 September 2003, Unicom signed an agreement with 13 financial institutions for a long-term syndicated loan of US$700 million. This facility was split into 3 tranches (i) US$200 million 3-year loan; (ii) US$300 million 5-year loan; and (iii) US$200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, Unicom and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. Unicom has fully repaid the US$200 million 3-year loan in 2006.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of US$500 million to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL fully repaid the US$500 million loan.

(b)
The effective interest rate of long-term bank loans denominated in RMB at 31 December 2007 was 3.60% (31 December 2006: 4.22%), and the effective interest rates of long-term bank loans denominated in US$ at 31 December 2007 ranged from 4.95% to 5.04% (31 December 2006: from 5.72% to 5.81%).

(c)	The carrying amount of long-term bank loans approximated their fair values as at balance sheet date.

18.      CONVERTIBLE BONDS

There were no outstanding convertible bonds as at 31 December 2007. The carrying values of the derivative component and liability component of convertible bonds outstanding as at 31 December 2006 were as follows:

	The Unicom Group and Unicom
	2007	2006

Liability component	—	7,117,035
Derivative component	—	3,207,914
	－－－－	－－－－

Carrying value of convertible bonds	—	10,324,949
	－－－－	－－－－－

Number of conversion shares at the issuance date (shares)	—	899,745,075
	========	==========

On 5 July 2006, Unicom issued a zero coupon convertible bonds with an aggregate principal amount of US$1 billion (the “Convertible Bonds”) to SK Telecom, an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into Unicom Shares at a conversion price of HK$8.63 (an equivalent of approximately US$1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of Unicom at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.

On 5 July 2008 (the “Put Option Date”), each bondholder will have the right at such holder’s option, to require Unicom to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.

On 20 August 2007, Unicom received a notice delivered by SK Telecom, the sole holder of outstanding Convertible Bonds, pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into Unicom Shares. Accordingly, on 31 August 2007, Unicom allotted and issued 899,745,075 Unicom Shares to SK Telecom.

As the functional currency of the Unicom Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Unicom Group, for a fixed number of Unicom Shares. In accordance with the requirements of HKAS 39, “Financial Instruments — Recognition and Measurement”, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurred.

The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as at 20 August 2007 and 31 December 2006 as follows:

	20 August 2007 (Conversion date)	31 December 2006

Stock price	HK$12.16	HK$11.40
Exercise price	HK$8.63	HK$8.63
Volatility	37%	31%
Dividend yield	2%	2%
Risk free rate	3.89%	3.51-3.55%
Expected life	1.13-1.88 years	1.76-2.51 years
Option value	HK$4.20	HK$3.56

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. Prior to conversion, the change in the fair value of the conversion option from 31 December 2006 to 20 August 2007 resulted in a fair value loss of approximately RMB569 million (2006: approximately RMB2,397 million), which has been recorded in the “Realised/unrealised loss on changes in fair value of derivative component of convertible bonds” in the income statement for the year ended 31 December 2007.

The initial carrying amount of the liability component was the residual amount of proceeds after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as at 5 July 2006, and was subsequently carried at amortised cost. Interest expense was calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds be considered as the liability component, the effective interest rate would have been 1.46%.

The Convertible Bonds with carrying value of approximately RMB10,818 million as at 20 August 2007 was fully converted into 899,745,075 Unicom Shares. The share conversion resulted in an increase in share capital and share premium by approximately RMB87 million and RMB10,731 million respectively (Note 15).

19.      OBLIGATIONS UNDER FINANCE LEASES — Unicom GROUP

Obligations under finance leases are analysed as follows:

	The Unicom Group
		2006
	2007	(As restated)

Total minimum lease payments under finance leases:
— not later than one year	1,520	105,101
— later than one year and not later than two years	1,824	8,059
— later than two years and not later than five years	2,264	2,639
— later than five years	—	58
	－－－－	－－－－－

	5,608	115,857
Less: Future finance charges	(278)	(5,623)
	－－－－	－－－－－

Present value of minimum obligations	5,330	110,234
	=========	==========

Representing obligations under finance leases:
— current liabilities	1,448	100,004
	=========	==========

— non-current liabilities	3,882	10,230
	==========	==========

The present value of obligations under finance leases:
— not later than one year	1,448	100,004
— later than one year and not later than two years	1,727	7,666
— later than two years and not later than five years	2,155	2,510
— later than five years	—	54
	－－－－	－－－－－

	5,330	110,234
Less: Portion classified as current liabilities	(1,448)	(100,004)
	－－－－－	－－－－－

	3,882	10,230
	==========	==========

Obligations under finance leases were mainly related to the leasing of wireless public phone equipment (Note 6).

For the year ended 31 December 2007, interest rates of obligations under finance leases ranged from 4% to 5% (2006: 4% to 5%) per annum.

The carrying amounts of obligations under finance leases approximated their fair values as at balance sheet date.

20.       PAYABLES AND ACCRUED LIABILITIES

		The Unicom Group		Unicom
			2006
	Note	2007	(As restated)	2007	2006

Payables to contractors and equipment suppliers		20,357,177	16,355,649	—	—
Accrued expenses		2,681,173	2,251,746	26,918	33,292
Payables to telecommunications product suppliers		1,863,724	1,879,017	—	—
Customer deposits		2,188,244	1,887,661	—	—
Maintenance expense payables		1,394,671	1,214,163	—	—
Salary and welfare payables		731,062	608,122	—	—
Amounts due to services providers/content providers		1,073,820	800,756	—	—
Provision for subscriber points expenses	4.1(d)	633,608	555,586	—	—
Others	(a)	1,107,828	991,204	30,699	34,779
		－－－－－	－－－－－	－－－－－	－－－－－

		32,031,307	26,543,904	57,617	68,071
		==========	==========	==========	==========

(a)       Others included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	The Unicom Group		Unicom
		2006
	2007	(As restated)	2007	2006

Less than six months	24,077,455	20,390,910	57,617	68,071
Six months to one year	5,063,993	3,993,082	—	—
More than one year	2,889,859	2,159,912	—	—
	－－－－－	－－－－－	－－－－－	－－－－－

	32,031,307	26,543,904	57,617	68,071
	==========	==========	==========	==========

21.      SHORT-TERM BONDS — Unicom GROUP

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days carrying at interest rate of 3.12% per annum, which was fully repaid in March 2007.

In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The interest rates of the bonds ranged from 3.05% to 3.35% per annum. The bonds were also fully repaid in 2007.

22.       INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES — Unicom

(a)           Investments in subsidiaries

	Unicom
	2007	2006

Unlisted equity investments, at cost	55,436,519	55,341,026
	==========	==========

As at 31 December 2007, the details of Unicom’s subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct	Indirect
China Unicom Corporation Limited	The PRC, 21 April 2000, limited liability company	100%	—	RMB64,721,120,000 (Note (i))	Telecommunications operation in the PRC
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited company	100%	—	1,000 shares, HK$1 each	Investment holding in BVI
China Unicom International Limited	Hong Kong, 24 May 2000, limited company	100%	—	60,100,000 shares, HK$1 each (Note (ii))	Telecommunications service in Hong Kong
China Unicom USA Co.	USA, 24 May 2002, corporation	—	100%	US$500,000 (Note (iii))	Telecommunications service in USA
China Unicom (Macau) Company Limited	Macau, 15 October 2004, limited company	99%	1%	MOP 60,000,000	Telecommunications operation in Macau
Billion Express Investments Limited	British Virgin Islands, 15 August 2007, limited company	100%	—	1 share, US$1 each	Investment holding in BVI
Central Link Investment Limited	Hong Kong, 31 August 2007, limited company	—	100%	2 shares, HK$1 each	Dormant
Unicom Huasheng Telecommunications Technology Company Limited	The PRC, 1 July 2005, limited liability company	—	99.5%	RMB500,000,000	Sales of telecom products in the PRC

Note (i):	Pursuant to a resolution by the Unicom Board on 31 July 2007, Unicom approved CUCL to increase its share capital from approximately RMB47.43 billion to approximately RMB64.72 billion.

Note (ii):	Pursuant to a resolution by the Unicom Board on 28 March 2007, Unicom approved Unicom International to increase its share capital from HK$100,000 to HK$60.1 million.

Note (iii):	China Unicom USA Co. increased its share capital from US$10,000 to US$500,000 during the year.

(b)      Loans to subsidiaries

(i)
In October 2003, Unicom and CUCL signed an agreement for a long-term unsecured loan of US$700 million with terms similar to the long-term syndicated bank loan to finance the network construction of CUCL (Note 17(a)). The loan was split into 3 tranches (i) US$200 million 3-year loan; (ii) US$300 million 5-year loan and (iii) US$200 million 7-year loan and carried an interest rate of 0.4%, 0.47% and 0.55% over US dollar LIBOR per annum, respectively. During 2006, CUCL fully repaid the US$200 million 3-year loan.

(ii)	In September 2006, Unicom and CUCL signed an agreement for a long-term unsecured loan of US$995 million. The loan is interest bearing at 5.67% per annum and wholly repayable in 2009.

(iii)
In July 2006, Unicom and Unicom Macau signed an agreement for a long-term loan facility of HK$60 million. As at 31 December 2007, Unicom Macau has utilised HK$59.4 million, equivalent to approximately RMB55.6 million (2006: approximately HK$29.3 million, equivalent to approximately RMB29.5 million). The loans are unsecured, interest-free and repayable in September 2008.

In September 2007, Unicom and Unicom Macau signed another agreement for a long-term loan facility of MOP40 million. As at 31 December 2007, Unicom Macau has not utilised the facility yet.

(iv)	The carrying amounts of loans to subsidiaries approximated their fair values as at balance sheet date.

(c)      Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

23.       REVENUE (TURNOVER) — Unicom GROUP

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Unicom Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,369 million for the year ended 31 December 2007 (2006: approximately RMB2,316 million).

The major components of revenue are as follows:

			2006
	Note	2007	(As restated)

GSM Business
Usage fee	(a) (i)	35,111,665	34,067,003
Monthly fee	(b)	6,965,329	7,437,095
Interconnection revenue	(c)	6,022,826	4,921,363
Value-added services revenue	(e)	13,528,197	11,597,432
Other revenue		1,147,287	1,859,345
		－－－－	－－－－

Total GSM service revenue		62,775,304	59,882,238
		－－－－－	－－－－－

CDMA Business
Usage fee	(a) (i)	13,941,247	15,085,577
Monthly fee	(b)	4,574,887	5,122,008
Interconnection revenue	(c)	2,066,187	1,759,293
Value-added services revenue	(e)	6,413,204	5,375,579
Other revenue		734,715	534,018
		－－－－－	－－－－－

Total CDMA service revenue		27,730,240	27,876,475
		－－－－－	－－－－－

Data and Internet Business
Usage fee	(a) (ii)	1,712,831	1,769,012
Interconnection revenue	(c)	36,300	39,758
Leased lines rental income	(d)	535,832	472,475
Value-added services revenue	(e)	331,133	—
Other revenue		9,757	39,147
		－－－－－	－－－－－

Total Data and Internet service revenue		2,625,853	2,320,392
		－－－－－	－－－－－

Long Distance Business
Usage fee	(a) (ii)	352,081	63,340
Interconnection revenue	(c)	476,803	389,375
Leased lines rental income	(d)	670,866	557,270
Other revenue		7,751	4,565
		－－－－－	－－－－－

Total Long Distance service revenue		1,507,501	1,014,550
		－－－－－	－－－－－

Total service revenue		94,638,898	91,093,655
Sales of telecommunications products		4,900,489	4,253,660
		－－－－－	－－－－－

Total revenue		99,539,387	95,347,315
		==========	==========

(a)	Usage fees comprise:

(i)
charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii)	charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(b)	Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c)
Interconnection revenue represents amounts received from other operators, including Unicom Parent, for calls from their networks to the Unicom Group’s networks. It also includes roaming-in fees received from other operators, for calls made by their subscribers using the Unicom Group’s cellular networks (Notes 33.1(a) and 33.2(a)).

(d)
Leased lines rental income represents rentals received for leasing of transmission lines and IRU to business customers and other major telecommunications service operators in China. Other major telecommunications service operators include China Telecommunications Corporation and its subsidiaries, China Mobile Communications Corporation and its subsidiaries and China Network Communication Group Corporation and its subsidiaries. These entities are collectively referred to as “Domestic Carriers”.

(e)	Value-added services revenue mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA 1X wireless data services and secretarial services to subscribers.

24.      OTHER GAINS — NET

			2006
	Note	2007	(As restated)

Tax refund on reinvestment in a subsidiary	(a)	2,780,682	—
Others		142,478	21,347
		－－－－－	－－－－－

		2,923,160	21,347
		==========	==========

Note (a):
During 2007, Unicom reinvested the undistributed profits into a subsidiary and was granted a refund of a portion of the taxes previously paid by this subsidiary as permitted under the tax law effective until 31 December 2007. This tax refund on reinvestment in a subsidiary was recorded as “other gains”.

25.       EXPENSES BY NATURE — Unicom GROUP

The following expenses are analysed by nature:

			2006
	Note	2007	(As restated)

Depreciation on property, plant and equipment	6	22,160,333	22,263,719
Amortisation of other assets	8(d)	516,834	422,849
		－－－－－	－－－－－

Total depreciation and amortisation		22,677,167	22,686,568

Amortisation of direct incremental costs for activating cellular subscribers	8(a)	1,527,459	1,828,784

Amortisation of customer acquisition costs of contractual CDMA subscribers	8(b)	4,000,358	4,375,353

Provision for doubtful debts:
— GSM Business		1,257,670	1,133,690
— CDMA Business		395,263	460,515
— Data and Internet Business		45,916	106,883
— Long Distance Business		28,160	52,827
		－－－－－	－－－－－

Total provision for doubtful debts	11	1,727,009	1,753,915

Write-down of inventories to net realisable value	10	163,268	46,795

Cost of inventories	10	5,031,706	4,914,876

Auditors’ remuneration		68,578	120,323

Operating lease charges:
— Leased lines		753,859	686,376
— CDMA network capacities	4.2(c)	8,381,638	8,256,623
— Others		1,724,877	1,483,828
		－－－－－	－－－－－

Total operating lease expenses		10,860,374	10,426,827

Other expenses:
— Repair and maintenance		3,125,440	2,954,132
— Travelling, entertainment and meeting		878,585	791,046
— Power and water charges		3,009,933	2,674,195
— Vehicle usage		701,841	588,653
— Office and administration expenses		1,214,775	1,131,779
		==========	==========

	Note	2007	2006 (As restated)

Financial (gains)/costs:
— Interest on bank loans repayable over 5 years		—	956
— Interest on bank loans and bonds repayable within 5 years		367,952	1,170,599
— Interest element of finance lease		4,735	33,895
— Interest expense on convertible bonds	18	241,535	193,123
— Less: Amounts capitalised in construction-in-progress	6	(273,551)	(430,814)
		－－－－－	－－－－－

Total interest expense		340,671	967,759
— Exchange gain, net		(480,322)	(372,691)
— Others		52,643	64,564
		－－－－－	－－－－－

Total financial (gains)/costs		(87,008)	659,632
		==========	==========

26.      EMPLOYEE BENEFIT EXPENSES — Unicom GROUP

			2006
	Note	2007	(As restated)

Employee benefit expenses:
— Salaries and wages		5,635,509	5,184,865
— Contributions to defined contribution pension schemes	27	542,894	478,305
— Contributions to supplementary defined contribution pension schemes	27	72,011	54,037
— Contributions to state-sponsored fund	28	287,184	286,785
— Monetary housing benefits	28	32,588	35,528
— Other housing benefits	28	412,540	494,865
— Share-based compensation	29	157,262	146,294
		－－－－	－－－－

Total		7,139,988	6,680,679
		==========	==========

26.1    Directors’ and senior management’s emoluments

The remuneration of every Unicom Director for the year ended 31 December 2007 is set out below:

Name of Unicom Director	Notes	Fees	Salaries and allowance	Bonuses paid and payable	Other benefits Note(a)	Contri- butions to pension schemes	Total

Chang Xiaobing		—	2,247	1,730	715	21	4,713
Shang Bing		—	1,966	1,405	612	21	4,004
Tong Jilu		—	1,592	1,112	469	21	3,194
Yang Xiaowei	(f)	—	1,264	848	434	21	2,567
Li Zhengmao	(f)	—	1,264	848	434	21	2,567
Li Gang	(f)	—	1,264	848	410	21	2,543
Zhang Junan	(f)	—	1,264	848	410	21	2,543
Miao Jianhua	(b)	—	595	402	—	9	1,006
Lu Jianguo	(f)	300	—	—	434	—	734
Lee Suk Hwan	(c)	54	—	—	—	—	54
Wu Jinglian		384	—	—	24	—	408
Shan Weijian		346	—	—	24	—	370
Cheung Wing Lam, Linus		365	—	—	24	—	389
Wong Wai Ming	(d)	375	—	—	—	—	375
Li Jianguo	(e)	—	659	—	229	12	900
		－－－－	－－－－	－－－－	－－－－	－－－－	－－－－－

Total		1,824	12,115	8,041	4,219	168	26,367
		=========	=========	=========	=========	=========	=========

The remuneration of every Unicom Director for the year ended 31 December 2006 is set out below:

Name of Unicom Director	Notes	Fees	Salaries and allowance	Bonuses paid and payable	Other benefits Note(a)	Contri- butions to pension schemes	Total

Chang Xiaobing		—	2,460	2,092	788	19	5,359
Shang Bing		—	2,152	1,632	688	19	4,491
Tong Jilu		—	1,742	1,291	534	19	3,586
Li Jianguo	(e)	—	1,038	738	399	15	2,190
Yang Xiaowei	(f)	—	1,038	738	397	15	2,188
Li Zhengmao	(f)	—	1,038	738	397	15	2,188
Li Gang	(f)	—	1,038	738	338	15	2,129
Zhang Junan	(f)	—	1,038	738	338	15	2,129
Lu Jianguo	(f)	247	—	—	399	—	646
Wu Jinglian		420	—	—	100	—	520
Shan Weijian		379	—	—	100	—	479
Cheung Wing Lam, Linus		400	—	—	84	—	484
Wong Wai Ming	(d)	390	—	—	—	—	390
Li Qiuhong	(g)	—	346	235	57	3	641
Lo Wing Yan, William	(g)	—	608	—	(248)	3	363
Ye Fengping	(g)	—	346	—	63	3	412
Liu Yunjie	(g)	81	—	—	39	—	120
		－－－－	－－－－	－－－－	－－－－	－－－－	－－－－

Total		1,917	12,844	8,940	4,473	141	28,315
		========	========	========	========	=========	========

Notes:

(a)
Other benefits represent the share options granted to the Unicom Directors under the Unicom Share Option Schemes. In 2007, Unicom has changed the presentation basis of the disclosure of other benefits by using share-based compensation costs recognised for the relevant year, which is consistent with the Unicom Group’s accounting policies as set out in Note 2.16(c). In previous years, other benefits represented the difference between the market price of the options and the exercise price of the options exercised during the year. Accordingly, the comparative information of other benefits for the year ended 31 December 2006 has been revised by Unicom to conform with the current year’s presentation.

(b)	Mr. Miao Jianhua was appointed as executive director on 12 July 2007.

(c)	Mr. Lee Suk Hwan was appointed as non-executive director on 23 October 2007.

(d)	Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006.

(e)	Ms. Li Jianguo was appointed as executive director on 1 April 2006 and resigned on 9 July 2007.

(f)	Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

(g)	Mr. Li Qiuhong, Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

During 2007, no share options were granted to the Unicom Directors (2006: 2,840,000 share options were granted to the then existing Unicom Directors and 3,000,000 share options were granted to management who were later appointed as Unicom Directors). No Unicom Director waived the right to receive emoluments during the year (2006: Nil).

During 2007 and 2006, Unicom did not incur any payment to any director for loss of office or as inducement to any director to join Unicom.

26.2    Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2007, all of them were existing Unicom Directors and their remuneration has been disclosed in Note 26.1. Of the five highest paid individuals for the year ended 31 December 2006, four of them were the then Unicom Directors whose remuneration was disclosed in Note 26.1. For the year ended 31 December 2006, the remaining highest paid individual was a past director whose remuneration falls within the band from RMB1.5 million to RMB2.0 million. His remuneration is set out below.

	2007	2006

Salaries and allowances	—	1,038
Bonuses paid and payable	—	706
Other benefits (Note 26.1(a))	—	232
Contributions to pension schemes	—	9
	－－－	－－－

	—	1,985
	=======	=======

27.       RETIREMENT BENEFITS — Unicom GROUP

Full time employees in China are covered by a state-sponsored defined contribution pension scheme under which the employees are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Unicom Group was required to make defined contributions to the pension scheme at the rate of 20% of the employees’ basic salaries for the year ended 31 December 2007 (2006: 19%). Under this scheme, the Unicom Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Unicom Group makes a monthly defined contribution of 4% to 16% (2006: 2% to 16%) of the monthly salaries of the relevant employees. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement are as follows:

		2006
	2007	(As restated)

Contributions to defined contribution pension schemes	542,894	478,305
Contributions to supplementary defined contribution pension schemes	72,011	54,037
	=========	=========

28.       HOUSING BENEFITS — Unicom GROUP

Under housing reform schemes in accordance with government regulations at the provincial level in China, the Unicom Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicom Parent and the related benefits were not charged to the Unicom Group. Housing benefits which were not charged to the Unicom Group amounted to approximately RMB14.9 million for 2007 (2006: approximately RMB14.9 million).

In addition, full time employees in China are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Unicom Group is required to make annual contributions to the housing fund at a rate of 10% (2006: 10%) of the employees’ basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain China enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes, taking into consideration the actual financial capability of the enterprises.

The Unicom Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period. The employees will be entitled to the first 40% payment only when the following criteria are met in a particular year:

(i)        the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii)       the employees continue to be under the employment of the Unicom Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

For the years ended 31 December 2007 and 2006, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provisions for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2007 and 2006 amounted to approximately RMB33 million and RMB36 million, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2007 since they did not achieve their annual performance budget in 2007 and accordingly, no provision for such benefits was made.

The expenses incurred by the Unicom Group in relation to the housing benefits described above are as follows:

		2006
	2007	(As restated)

Contributions to state-sponsored fund	287,184	286,785
Special monetary housing benefits	32,588	35,528
Other housing benefits	412,540	494,865
	－－－－	－－－－

	732,312	817,178
	========	========

29.      SHARE OPTION SCHEME

Unicom adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share options scheme (“Pre-Global Offering Share Option Scheme”) on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 and 11 May 2007.

All of the Unicom Options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned below.

Movements in the number of Unicom Options outstanding and their related weighted average exercise prices are as follows:

	Unicom
	2007		2006
	Average exercise price in HK$ per share	Number of share options involved	Average exercise price in HK$ per share	Number of share options involved

Balance, beginning of year	6.95	314,256,000	6.51	257,602,000
Granted	—	—	6.35	167,466,000
Forfeited	8.43	(3,420,800)	6.92	(4,088,000)
Exercised	6.03	(53,555,600)	4.95	(106,724,000)
	－－－－	－－－－－－	－－－－	－－－－－－

Balance, end of year	7.12	257,279,600	6.95	314,256,000
	========	===========	========	===========

Unicom Options exercised for the year ended 31 December 2007 resulted in 53,555,600 Unicom Shares being issued (2006: 106,724,000 Unicom Shares), with exercise proceeds of approximately RMB313 million (2006: approximately RMB535 million).

As at 31 December 2007, out of the 257,279,600 outstanding Unicom Options (2006: 314,256,000 Unicom Options), 92,713,600 Unicom Options (2006: 115,683,600 Unicom Options) were exercisable, and the weighted average exercise price was HK$8.48 (2006: HK$8.09).

As at 31 December 2007, information of outstanding Unicom Options is summarised as follows:

Date of Unicom Options grant	The period during which a Unicom Option may be exercised	The price per Unicom Share to be paid on exercise of Unicom Options	Number of Unicom Options outstanding as at 31 December 2007	Number of Unicom Options outstanding as at 31 December 2006

Unicom Options granted under the Pre-Global Offering Share Option Scheme:

22 June 2000 (a)	22 June 2002 to 21 June 2010	HK$15.42	21,126,800	24,178,000

Unicom Options granted under the Share Option Scheme:

30 June 2001 (b)	30 June 2001 to 22 June 2010	HK$15.42	5,608,000	6,292,000

10 July 2002 (c)	10 July 2003 to 9 July 2008	HK$6.18	3,308,000	11,540,400

21 May 2003 (d)	21 May 2004 to 20 May 2009	HK$4.30	11,092,800	25,611,600

20 July 2004 (e)	20 July 2005 to 19 July 2010	HK$5.92	50,924,000	80,224,000

21 December 2004 (f)	21 December 2005 to 20 December 2010	HK$6.20	654,000	654,000

15 February 2006 (g)	15 February 2008 to 14 February 2012	HK$6.35	164,566,000	165,756,000
			－－－－－	－－－－－

			257,279,600	314,256,000
			==========	==========

(a)
Pursuant to the resolution passed by the Unicom Board in June 2000, a total of the 27,116,600 Unicom Options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 Unicom Shares) under the fixed award Pre-Global Offering Share Option Scheme adopted by Unicom on 1 June 2000 in the following terms:

(i)	the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per Unicom Share (excluding the brokerage fee and Hong Kong Stock Exchange transaction levy); and

(ii)	the Unicom Options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further Unicom Option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002 and 11 May 2007, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

(b)
On 1 June 2000, Unicom adopted the Share Option Scheme pursuant to which the Unicom Directors may, at their discretion, invite employees, including executive directors, of Unicom or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) equal to 10% of the total issued share capital of Unicom. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of Unicom Options will be HK$1.00. The exercise price payable by a participant upon the exercise of a Unicom Option will be determined by the Unicom Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i)	the nominal value of a share; and

(ii)
80% of the average of the closing prices of Unicom Shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the Unicom Options on which there were dealings in the Unicom Shares on the Hong Kong Stock Exchange.

The period during which an option may be exercised will be determined by the Unicom Directors at their discretion, except that no Unicom Option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Unicom Board in June 2001, Unicom has granted 6,724,000 Unicom Options under the Share Option Scheme which represent, on their full exercise, 6,724,000 Unicom Shares to certain employees of the Unicom Group under the following terms:

(i)	the price of a Unicom Share payable by a participant upon the exercise of a Unicom Option shall be HK$15.42 (excluding the brokerage fee and Hong Kong Stock Exchange transaction levy); and

(ii)	the Unicom Options are vested on the date of grant and exercisable from the date of grant to 22 June 2010.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i)	Unicom Options may be granted to employees including executive directors of the Unicom Group or any of the non-executive directors;

(ii)	the option period commences on a day after the date on which a Unicom Option is offered but not later than 10 years from the offer date; and

(iii)	minimum subscription price shall not be less than the higher of:

•	the nominal value of the Unicom Shares;

•	the closing price of the Unicom Shares of the stock exchange as stated in the stock exchange’s quotation sheets on the offer date in respect of the Unicom Options; and

•	the average closing price of the Unicom Shares on the stock exchange’s quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, Unicom further amended the Share Option Scheme with major amendments related to the exercise of Unicom Options upon cessation of employment. These amendments are made in order to reduce the administrative burden on Unicom to monitor outstanding Unicom Options for grantees whose employment has been terminated.

(c)
Pursuant to the resolution passed by the Unicom Board and the Independent Non-Executive Directors of Unicom dated 10 July 2002, a total of 36,028,000 Unicom Options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of Unicom under the amended Share Option Scheme under the following terms:

(i)	aggregate of 2,802,000 Unicom Options were granted to the executive directors, non-executive directors and independent non-executive directors of Unicom;

(ii)	the exercise price per Unicom Option is HK$6.18; and

(iii)	the vesting dates and exercisable periods of the Unicom Options are as follows:

Vesting dates	Exercisable periods	Portions

10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

(d)
Pursuant to the resolution passed by the Unicom Board and the Independent Non-Executive Directors of Unicom dated 21 May 2003 and 30 May 2003, a total of 105,590,000 Unicom Options and 366,000 Unicom Options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Unicom Group) respectively, under the amended Share Option Scheme in the following terms:

(i)	an aggregate of 2,772,000 Unicom Options were granted to the executive directors, non-executive directors and independent non-executive directors of Unicom;

(ii)	the exercise prices per Unicom Option are HK$4.30 and HK$4.66, respectively; and

(iii)	the vesting dates and exercisable periods of the Unicom Options are as follows:

Vesting dates	Exercisable periods	Portions

21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

(e)
Pursuant to the resolution passed by the Unicom Board and the Independent Non-Executive Directors of Unicom dated 20 July 2004, a total of 112,668,000 Unicom Options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Unicom Group), under the amended Share Option Scheme in the following terms:

(i)	an aggregate of 3,366,000 Unicom Options were granted to the executive directors, non-executive directors and independent non-executive directors of Unicom;

(ii)	the exercise price per Unicom Option is HK$5.92; and

(iii)	the vesting dates and exercisable periods of the Unicom Options are as follows:

Vesting dates	Exercisable periods	Portions

20 July 2005	20 July 2005 to 19 July 2010	40%
20 July 2006	20 July 2006 to 19 July 2010	30%
20 July 2007	20 July 2007 to 19 July 2010	30%

(f)
Pursuant to the resolution passed by the Unicom Board and the Independent Non-Executive Directors of Unicom dated 21 December 2004, a total of 654,000 Unicom Options were granted to the executive directors of Unicom, under the amended Share Option Scheme in the following terms:

(i)	the exercise price per Unicom Option is HK$6.20; and

(ii)	the vesting dates and exercisable periods of the Unicom Options are as follows:

Vesting dates	Exercisable periods	Portions

21 December 2005	21 December 2005 to 20 December 2010	40%
21 December 2006	21 December 2006 to 20 December 2010	30%
21 December 2007	21 December 2007 to 20 December 2010	30%

(g)
Pursuant to the resolution passed by the Unicom Board and the Independent Non-Executive Directors of Unicom dated 15 February 2006, a total of 167,466,000 Unicom Options were granted to eligible individuals (including directors and middle to senior management of the Unicom Group) under the amended Share Option Scheme in the following terms:

(i)
this grant comprises basic and conditional portions. The criterion for the exercise of the conditional portion of Unicom Options are based on the achievement of revenue and profit targets of the 2006 budget of the Unicom Group and respective provincial branches. Under this scheme, out of the total of 167,466,000 Unicom Options granted, 37,762,000 Unicom Options were granted with performance conditions;

(ii)	an aggregate of 2,840,000 Unicom Options were granted to the then executive directors of Unicom;

(iii)	the exercise price per Unicom Option is HK$6.35; and

(iv)	the vesting dates and exercisable periods of the Unicom Options are as follows:

Vesting dates	Exercisable periods	Portions

15 February 2008	15 February 2008 to 14 February 2012	50%
15 February 2009	15 February 2009 to 14 February 2012	50%

The Unicom Group recognised share-based employee compensation costs based on the estimated fair value of Unicom Options at the grant date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the fair value of Unicom Options granted under the above scheme in 2006 was HK$2.10 per Unicom Option. The significant assumptions used was the closing price of HK$6.35 at the grant date, exercise price of HK$6.35 per Unicom Share, volatility of 39%, expected life of share options of 5 years, expected dividend yield of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years.

For the year ended 31 December 2007, employee share-based compensation costs amortised over the vesting periods of the share options amounted to approximately RMB157 million (2006: approximately RMB146 million).

(h)      Details of Unicom Options exercised during 2007 and 2006 are as follows:

For the year ended 31 December 2007:

Grant date	Exercise price	Weighted average closing price per Unicom Share at respective days immediately before days of exercise of Unicom Options	Proceeds received	Number of Unicom Shares involved
	HK$	HK$	HK$

22 June 2000	15.42	17.56	34,657,992	2,247,600
30 June 2001	15.42	17.62	8,450,160	548,000
10 July 2002	6.18	12.96	49,793,496	8,057,200
21 May 2003	4.30	12.95	60,057,240	13,966,800
20 July 2004	5.92	13.77	170,117,120	28,736,000
			－－－－－	－－－－－

			323,076,008	53,555,600
			===========	==========

For the year ended 31 December 2006:

Grant date	Exercise price	Weighted average closing price per Unicom Share at respective days immediately before days of exercise of Unicom Options	Proceeds received	Number of Unicom Shares involved
	HK$	HK$	HK$

10 July 2002	6.18	8.82	81,180,480	13,136,000
21 May 2003	4.30	8.35	282,742,200	65,754,000
30 May 2003	4.66	8.51	986,860	212,000
20 July 2004	5.92	8.80	163,522,240	27,622,000
			－－－－－	－－－－－

			528,431,780	106,724,000
			===========	===========

30.      EARNINGS PER UNICOM SHARE

Earnings per Unicom Share and Unicom ADS:

Basic earnings per Unicom Share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares outstanding during the years.

Diluted earnings per Unicom Share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares outstanding during the years, after adjusting for the effects of the dilutive potential Unicom Shares. All potential Unicom Shares arose from (i) Unicom Options granted under the amended Pre-Global Offering Share Option Scheme; (ii) Unicom Options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential Unicom Shares which are not dilutive mainly arose from Unicom Options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are excluded from the weighted average number of Unicom Shares for the purpose of computation of diluted earnings per Unicom Share.

	2007			2006 (As restated)
	Profit attributable to equity holders	Unicom Shares In thousands	Per Unicom Share amount	Profit attributable to equity holders	Unicom Shares In thousands	Per Unicom Share Amount
	RMB’000		RMB	RMB’000		RMB

Basic earnings	9,299,784	13,036,566	0.713	3,800,920	12,599,018	0.302
			=========			=========

Effect of conversion of Unicom Options	—	124,523		—	50,288
	－－－－－	－－－－－		－－－－－	－－－－－

Diluted earnings	9,299,784	13,161,089	0.707	3,800,920	12,649,306	0.300
	==========	==========	=========	==========	==========	=========

Basic and diluted earnings per Unicom ADS have been computed by multiplying the earnings per Unicom Share by 10, which is the number of Unicom Shares represented by each Unicom ADS.

To enable an investor to better understand the Unicom Group’s results, below is a table reconciling earnings per Unicom Share to adjusted earnings per Unicom Share, excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary. These adjusting items are not considered to be indicators of the Unicom Group’s operating performance.

		2006
	2007	(As restated)

Profit attributable to equity holders of Unicom	9,299,784	3,800,920
Adjustments for:
Realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds	568,860	2,396,592
Other gains from tax refund on reinvestment in a subsidiary	(2,780,682)	—
	－－－－－	－－－－－

Adjusted profit attributable to equity holders excluding the realised/ unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary	7,087,962	6,197,512
	==========	===========

Adjusted basic earnings per Unicom Share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	0.544	0.492
	===========	==========

Adjusted diluted earnings per Unicom Share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	0.539	0.490
	===========	==========

31.           DIVIDENDS

At the annual general meeting held on 11 May 2007, the Unicom Shareholders approved the payment of a final dividend of RMB0.18 per Unicom Share for the year ended 31 December 2006 totaling approximately RMB2,285 million, which has been reflected as an appropriation of retained profits during the year ended 31 December 2007. As at 31 December 2007, such dividends have been fully paid by Unicom.

At a meeting held on 27 March 2008, the Unicom Board proposed the payment of a final dividend of RMB0.20 per Unicom Share to the Unicom Shareholders for the year ended 31 December 2007 totaling approximately RMB2,727 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2007, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2008.

	2007	2006

Proposed final dividend of RMB0.20 (2006: RMB0.18) per Unicom Share	2,726,858	2,282,578
	==========	==========

32.      FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Unicom Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from related parties and Domestic Carriers. Financial liabilities of the Unicom Group mainly include payables and accrued liabilities, bank loans, convertible bonds, short-term bonds, lease payables and amounts due to Unicom Parent, related parties and Domestic Carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as at 31 December 2007 and 2006.

	The Unicom Group
	2007			2006
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	’000		’000	’000		’000

Cash and cash equivalents:
— denominated in HK dollars	394,439	0.94	369,345	651,551	1.00	654,613
— denominated in US dollars	41,179	7.30	300,797	478,937	7.81	3,735,659
— denominated in MOP	64	0.91	58	—	0.98	—
— denominated in EURO	2,603	10.67	27,767	1,700	10.27	17,457
			－－－－－			－－－－－

Sub-total			697,967			4,407,729
			－－－－－			－－－－－

Short-term bank deposits:
— denominated in HK dollars	70,884	0.94	66,375	13,000	1.00	13,060
— denominated in US dollars	77,933	7.30	569,270	22,333	7.81	174,389
			－－－－－			－－－－－

Sub-total			635,645			187,449
			－－－－－			－－－－－

Total			1,333,612			4,595,178
			==========			==========

	Unicom
	2007			2006
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	’000		’000	’000		’000

Cash and cash equivalents:
— denominated in HK dollars	354,867	0.94	332,290	624,847	1.00	627,765
— denominated in US dollars	22,174	7.30	161,970	37,424	7.81	292,236
			－－－－－			－－－－－

Sub-total			494,260			920,001
			－－－－－			－－－－－

Short-term bank deposits:
— denominated in HK dollars	70,884	0.94	66,375	13,000	1.00	13,060
— denominated in US dollars	77,933	7.30	569,270	22,333	7.81	174,389
			－－－－－			－－－－－

Sub-total			635,645			187,449
			－－－－－			－－－－－

Total			1,129,905			1,107,450
			==========			==========

The Unicom Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Unicom Group’s cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as at 31 December 2007 and 2006 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values as at balance sheet date.

The carrying amounts of long-term bank loans approximated their fair values as at balance sheet date based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

33.      RELATED PARTY TRANSACTIONS — Unicom GROUP

Unicom Parent is a state-owned enterprise directly controlled by the PRC government. The PRC government is Unicom’s ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Parent, directly or indirectly controlled by the PRC government are also considered to be related parties of the Unicom Group. Neither Unicom Parent nor the PRC government publishes financial statements available for public use.

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Unicom Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises that have other material transactions with the Unicom Group include other telecommunications service operators, equipment vendors, construction vendors, and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Unicom Group’s telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other Domestic Carriers.

33.1    Unicom Parent and its subsidiaries

The table set forth below summarises the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarised in Note 33.2 and 33.3 respectively) and the nature of relationship with the Unicom as at 31 December 2007:

Name of related parties	Nature of relationship with Unicom

China United Telecommunications Corporation (“Unicom Parent”)	Ultimate holding company
Unicom NewSpace Corporation Limited (“Unicom NewSpace”)	A subsidiary of Unicom Parent
Unicom Xingye Science and Technology Trade Company Limited (”Unicom Xingye”)	A subsidiary of Unicom Parent
Unicom Import and Export Company Limited (“Unicom I/E Co”)	A subsidiary of Unicom Parent
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Parent
Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”)	A subsidiary of Unicom Parent
China Information Technology Designing & Consulting Institute (“CITDCI”)	A subsidiary of Unicom Parent
UNISK (Beijing) Information Technology Corporation Limited (“UNISK”)	A joint venture company of Unicom Parent

(a)       Transactions with Unicom Parent and its subsidiaries

The following is a summary of significant recurring transactions carried out by the Unicom Group with Unicom Parent and its subsidiaries. In the Unicom Directors’ opinion, these transactions were carried out in the ordinary course of business.

			2006
	Note	2007	(As restated)

Transactions with Unicom Parent and its subsidiaries:
Interconnection revenues	(ii), (iv)	37,257	60,744
Interconnection charges	(iii), (iv)	6,329	15,701
Rental income for premises and facilities	(i), (v)	17,017	16,257
Charge for operator-based subscriber value-added services by New Guoxin	(i), (vi)	378,462	374,035
Charge for customer services by New Guoxin	(i), (vii)	860,653	681,162
Agency fee incurred for subscriber development services by New Guoxin	(i), (viii)	115,610	58,982
CDMA network capacity lease rental	(i), (ix)	8,381,638	8,256,623
Constructed capacity related cost of CDMA network	(i), (x)	215,080	188,656
Charges for cellular subscriber value-added service by UNISK and Unicom NewSpace	(i), (xi)	54,491	45,618
Rental charges for premises, equipment and facilities	(i), (xii)	30,958	27,931
Charges for the international gateway services	(i), (xiii)	15,213	17,143
Purchase of telecom cards	(i), (xiv)	697,285	712,098
Agency fee incurred for procurement of telecommunications equipment	(i), (xv)	18,073	13,166
Charge for engineering design and technical services by CITDCI	(i), (xvi)	58,003	—
		=========	=========

(i)
On 26 October 2006, CUCL entered into the new agreements “2006 Comprehensive Services Agreement” and “2006 CDMA Lease Agreement” with Unicom Parent and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the minority shareholders of Unicom on 1 December 2006, and become effective from 1 January 2007. Upon completion of Business Combination, the 2006 Comprehensive Services Agreement and 2006 CDMA Lease Agreement were amended where necessary so that the service area of CUCL is extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Parent under the framework agreement entered with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on 19 December 2006 were assigned to and assumed by CUCL.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Parent and the Unicom Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

(ii)	Interconnection revenues represent the amounts received or receivable from Unicom Parent for calls from its networks to the Unicom Group’s networks.

(iii)	Interconnection charges are for calls made from the Unicom Group’s networks to Unicom Parent’s networks.

(iv)	Interconnection settlement between Unicom Parent’s network and the Unicom Group’s network is based on standards established from time to time by the MII.

(v)
Pursuant to 2006 Comprehensive Services Agreement, the Unicom Group agreed to provide premises to New Guoxin. The rental amount is based on the lower of depreciation costs and market price for similar premises in that locality.

(vi)
Pursuant to 2006 Comprehensive Services Agreement, the Unicom Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Unicom Group’s subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Unicom Group and New Guoxin respectively.

(vii)
Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Unicom Group’s customers. The service fee payable by the Unicom Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. In addition, Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

(viii)
Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides subscriber development services to the Unicom Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Unicom Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(ix)
Pursuant to 2006 CDMA Lease Agreement entered among CUCL, Unicom Parent and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL. Details please refer to Note 4.2(c).

(x)
Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Unicom Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Unicom Group. The proportion of the constructed capacity related costs to be borne by the Unicom Group shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Unicom Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xi)
Pursuant to 2006 Comprehensive Services Agreement, UNISK and Unicom NewSpace agreed to provide the cellular subscribers of CUCL various types of value-added services through its cellular communication network and data platform. The Unicom Group should retain a portion of the revenue generated from the value-added service provided to the Unicom Group’s subscribers (and actually received by the Unicom Group) and allocate a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace should not exceed the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the Unicom Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Unicom Group varies depending on the types of value-added service provided to the Unicom Group.

(xii)
Pursuant to 2006 Comprehensive Services Agreement, CUCL and Unicom Parent agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii)
Pursuant to 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Parent for international gateway services provided for the Unicom Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Parent, including depreciation, together with a margin of 10% over cost.

(xiv)
Pursuant to 2006 Comprehensive Services Agreement, the Unicom Group agreed to purchase telephone cards from Unicom Parent (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts. Prices and volumes are subject to review by the parties on an annual basis.

(xv)
Pursuant to 2006 Comprehensive Services Agreement, Unicom I/E Co. agreed to provide equipment procurement services to the Unicom Group. Unicom I/E Co. charges the Unicom Group 0.55% (for contract up to an amount of US$30 million (inclusive)) and 0.35% (for contract with an amount of more than US$30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.l5% (for contract with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xvi)
Pursuant to 2006 Comprehensive Services Agreement, CITDCI agreed to provide engineering design and technical services to the Unicom Group based on its demands and requirements. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices should not be higher than those adopted by an independent third party providing similar services in the same industry.

(xvii)
Unicom Parent is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement entered into between Unicom Parent and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.

(b)      Purchase of assets and business of Guizhou branch of Unicom Parent

Pursuant to an asset transfer agreement entered between CUCL and Unicom Parent on 16 November 2007, CUCL agreed to purchase the Guizhou Business at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Parent.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Please refer to Note 1 for details.

(c)       Amounts due from and to related parties/Unicom Parent

Amounts due from and to related parties or Unicom Parent and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Parent or its subsidiaries as described in (a) above.

(d)       Amount due to/(from) Unicom Parent

	The Unicom Group
		2006
	2007	(As restated)

Due to Unicom Parent, beginning of year	1,088,297	779,414
Interconnection revenues	(37,257)	(60,744)
Interconnection charges	6,329	15,701
Revenue for leasing of premises and facilities	(17,017)	(16,257)
Rental charges for premises, equipment and facilities	30,958	27,931
Charges for the international gateway services	15,213	17,143
Transfer of profit of Guizhou Business to Unicom Parent under terms of the Business Combination	101,020	—
Net (payment)/receipt during the year	(366,844)	325,109
	－－－－	－－－－

Due to Unicom Parent, end of year	820,699	1,088,297
	========	=========

33.2    Domestic Carriers

(a)       Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

		The Unicom Group
	Note	2007	2006 (As restated)

Interconnection revenue	(i)	6,985,782	5,557,246
Interconnection charges	(i)	10,394,740	9,237,341
Leased line revenue	(ii)	34,756	54,912
Leased line charges	(ii)	403,863	329,983
		=========	=========

(i)
The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Unicom Group’s networks and the network of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Unicom Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)
Leased line charges are paid or payable to Domestic Carriers by the Unicom Group for the provision of transmission lines. At the same time, the Unicom Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Unicom Group and Domestic Carriers.

(b)       Amounts due from and to Domestic Carriers

	The Unicom Group
	2007	2006 (As restated)

Amounts due from Domestic Carriers
— Receivables for interconnection revenue and leased line revenue	170,231	158,894
— Less: Provision for doubtful debts	(20,495)	(20,373)
	－－－－	－－－－－

	149,736	138,521
	=========	==========

Amounts due to Domestic Carriers
— Payables for interconnection charges and leased lines charges	600,283	854,885
	=========	==========

All amounts due from and to Domestic Carriers were unsecured, interest-free and repayable within one year.

33.3    Other major state-owned enterprises

(a)      Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	The Unicom Group
	2007	2006 (As restated)

Purchase of CDMA handsets	1,151,048	1,144,181
Construction and installation fee	220,698	220,086
Purchase of equipment	1,136,038	1,660,562
Line leasing revenue	178,502	166,559
Finance income/costs, include:
— Interest income	172,415	226,788
— Interest expense	10,593	840,698
Short-term bank loan received	—	2,070,000
Long-term bank loan received	—	1,315,000
Short-term bank loan repaid	—	7,372,661
Long-term bank loan repaid	115,000	8,853,008
	=========	=========

(b)       Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the consolidated balance sheet are listed as follows:

	The Unicom Group
	2007	2006 (As restated)

Current assets
Prepayment and other current assets	53,418	288,930
Short-term bank deposits	527,885	21,432
Cash and cash equivalents	6,525,506	12,055,646

Non-current liabilities
Long-term bank loans	200,000	235,000

Current liabilities
Payables and accrued liabilities	667,749	666,726
Current portion of long-term bank loans	—	80,000
	==========	==========

34.      CONTINGENCIES AND COMMITMENTS

34.1    Capital commitments

As at 31 December 2007 and 2006, the Unicom Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Unicom Group
	2007			2006 (As restated)
	Land and buildings	Equipment	Total	Total

Authorised and contracted for	837,103	2,415,361	3,252,464	2,729,602
Authorised but not contracted for	611,294	1,768,886	2,380,180	943,280
	－－－－	－－－－－	－－－－－	－－－－－

Total	1,448,397	4,184,247	5,632,644	3,672,882
	==========	==========	==========	==========

As at 31 December 2007, approximately RMB153 million (2006: approximately RMB203 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately US$21 million (2006: approximately US$26 million).

As at 31 December 2007, Unicom had capital commitments in relation to the capacity expansion of marine cable, as follows:

	Unicom
	2007	2006

Authorised and contracted for	—	—
Authorised but not contracted for	18,592	—
	－－－－－	－－－－－

	18,592	—
	==========	==========

34.2    Operating lease commitments

As at 31 December 2007 and 2006, the Unicom Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Unicom Group
	2007				2006 (As restated)
	Land and buildings	Equipment	CDMA network capacity (a)	Total	Total

Leases expiring:
— not later than one year	942,544	31,284	7,543,474	8,517,302	8,503,568
— later than one year and not later than five years	2,071,864	80,979	—	2,152,843	1,976,475
— later than five years	1,690,041	50,303	—	1,740,344	1,107,791
	－－－－－	－－－－－	－－－－－	－－－－－	－－－－－

Total	4,704,449	162,566	7,543,474	12,410,489	11,587,834
	==========	==========	==========	==========	==========

(a)	In relation to the above CDMA network capacity commitment, it is estimated based on the Minimum Lease Fee pursuant to 2006 CDMA Lease Agreement (see Note 4.2(c) for details).

As at 31 December 2007 and 2006, Unicom had total future aggregate minimum operating lease payments under operating leases as follows:

	Unicom
	2007	2006

Office premise lease expiring:
— not later than one year	10,225	10,971
— later than one year and not later than five years	4,261	15,542
	－－－－－	－－－－－

Total	14,486	26,513
	==========	==========

34.3    Commitment to purchase CDMA handsets

As at 31 December 2007, the Unicom Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB2,435 million (2006: approximately RMB1,237 million).

35.      EVENTS AFTER BALANCE SHEET

After the balance sheet date, the Unicom Board proposed a final dividend for 2007. For details, see Note 31.

36.      COMPARATIVE FIGURES

As stated in Note 2.1, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.

37.      APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Unicom Board on 27 March 2008.

3.        UNAUDITED CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2008

Subject to the adoption of the definitions in this document, the following financial information is extracted from the unaudited consolidated results of the Unicom Group for the three months ended 31 March 2008, which were announced on 24 April 2008.

Unaudited Condensed Consolidated Balance Sheet
As at 31 March 2008
(All amounts in RMB thousands)

	Unaudited	Audited
	31 March 2008	31 December 2007

ASSETS
Non-current assets
Property, plant and equipment	113,210,439	116,162,165
Goodwill	3,143,983	3,143,983
Other assets	12,891,721	12,855,199
Deferred income tax assets	640,312	426,902
	－－－－	－－－－

	129,886,455	132,588,249
	－－－－	－－－－

Current assets
Inventories	2,237,739	2,528,364
Accounts receivable, net	3,340,288	3,211,154
Prepayments and other current assets	2,966,882	3,516,279
Amounts due from related parties	86,174	109,096
Amounts due from Domestic Carriers	166,185	149,736
Short-term bank deposits	609,912	644,016
Cash and cash equivalents	9,847,305	6,675,476
	－－－－	－－－－

	19,254,485	16,834,121
	－－－－	－－－－

Total assets	149,140,940	149,422,370
	=========	=========

EQUITY
Capital and reserves attributable to Unicom’s equity holders
Share capital	1,438,786	1,436,908
Share premium	64,497,837	64,320,066
Reserves	3,965,250	3,968,515
Retained profits
— Proposed 2007 final dividend	2,726,858	2,726,858
— Others	26,783,083	24,760,833
	－－－－	－－－－

	99,411,814	97,213,180
Minority interest in equity	4,230	3,914
	－－－－	－－－－

Total equity	99,416,044	97,217,094
	－－－－	－－－－

	Unaudited	Audited
LIABILITIES	31 March 2008	31 December 2007
Non-current liabilities
Long-term bank loans	1,604,367	1,660,921
Obligations under finance leases	3,175	3,882
Deferred income tax liabilities	5,721	5,864
Deferred revenue	1,231,032	1,303,015
	－－－－－	－－－－－

	2,844,295	2,973,682
	－－－－－	－－－－－

Current liabilities
Payables and accrued liabilities	29,873,856	32,031,307
Taxes payable	1,166,963	1,239,512
Amounts due to Unicom Parent	98,384	820,699
Amounts due to related parties	879,114	769,558
Amounts due to Domestic Carriers	688,816	600,283
Current portion of long-term bank loans	2,106,550	2,191,382
Current portion of obligations under finance leases	971	1,448
Advances from customers	12,065,947	11,577,405
	－－－－－	－－－－－－

	46,880,601	49,231,594
	－－－－－	－－－－－

Total liabilities	49,724,896	52,205,276
	－－－－－	－－－－－

Total equity and liabilities	149,140,940	149,422,370
	==========	==========

Net current liabilities	(27,626,116)	(32,397,473)
	==========	==========

Total assets less current liabilities	102,260,339	100,190,776
	==========	==========

Unaudited Condensed Consolidated Income Statement
For the three months ended 31 March 2008
(All amounts in RMB thousands, except per share data)

		Unaudited Three months ended 31 March
			2007
	Note	2008	As restated (Note 2)

Revenue (Turnover)
GSM Business		16,262,428	15,252,211
CDMA Business		6,781,221	6,657,968
Data and Internet Business		685,631	622,211
Long Distance Business		412,435	328,321
		－－－－－	－－－－－

Total service revenue		24,141,715	22,860,711
Sales of telecommunications products		1,347,778	1,264,894
		－－－－－	－－－－－

Total revenue		25,489,493	24,125,605

Leased lines and network capacities		(2,273,415)	(2,207,727)
Interconnection charges		(2,861,363)	(2,493,307)
Depreciation and amortisation		(5,741,691)	(5,707,856)
Employee benefit expenses		(1,830,708)	(1,682,574)
Selling and marketing		(5,085,751)	(4,526,826)
General, administrative and other expenses		(3,750,784)	(3,420,605)
Cost of telecommunications products sold		(1,253,215)	(1,400,198)
Financial gains/(costs)		57,146	(61,052)
Interest income		30,239	61,624
Unrealised gain on changes in fair value of derivative component of convertible bonds		—	146,432
Other gains — net		11,881	14,075
		－－－－－	－－－－－

Profit before income tax		2,791,832	2,847,591
Income tax expenses	3	(769,266)	(856,699)
		－－－－－	－－－－－

Profit for the period		2,022,566	1,990,892
		==========	==========

Attributable to:
Equity holders of Unicom		2,022,250	1,990,788
Minority interest		316	104
		－－－－－	－－－－－

		2,022,566	1,990,892
		===========	===========

Basic earnings per Unicom Share (RMB)	4	0.148	0.157
		===========	===========

Diluted earnings per Unicom Share (RMB)	4	0.147	0.134
		===========	===========

Unaudited Condensed Consolidated Cash Flow Statement
For the three months ended 31 March 2008
(All amounts in RMB thousands)

	Unaudited Three months ended 31 March
		2007
	2008	As restated (Note 2)

Net cash generated from operating activities	7,750,348	8,438,477

Net cash used in investing activities	(4,732,519)	(4,594,088)

Net cash from/(used in) financing activities	154,000	(6,802,611)
	－－－－－	－－－－－

Net increase/(decrease) in cash and cash equivalents	3,171,829	(2,958,222)

Cash and cash equivalents, beginning of period	6,675,476	12,243,191
	－－－－－	－－－－－

Cash and cash equivalents, end of period	9,847,305	9,284,969
	==========	==========

Analysis of the balances of cash and cash equivalents:
Cash balances	2,892	3,910
Bank balances	9,844,413	9,281,059
	－－－－－	－－－－－

	9,847,305	9,284,969
	==========	==========

NOTES
(All amounts in RMB thousands unless otherwise stated)

1.        GENERAL INFORMATION

Unicom was incorporated as a limited liability company in Hong Kong on 8 February 2000. The principal activities of Unicom are investment holding and Unicom’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The address of Unicom’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

Purchase of assets and business of Guizhou branch of Unicom Parent (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between CUCL and Unicom Parent on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon of Guizhou branch of Unicom Parent (collectively known as “Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and by the negotiations between the parties.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. Unicom has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Parent. Please refer to Note 2 for details.

2.        BASIS OF PREPARATION

Since the Unicom Group and Guizhou Business were both under the common control of Unicom Parent prior to the Business Combination, the purchase of Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Unicom Group. As a result, the 2007 comparative figures in the unaudited condensed consolidated financial information have been restated accordingly.

As at 31 March 2008, the current liabilities of the Unicom Group had exceeded the current assets by approximately RMB27.6 billion (31 December 2007: approximately RMB32.4 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Unicom Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Unicom Group for the three months ended 31 March 2008 have been prepared under the going concern basis.

The unaudited condensed consolidated financial information has been prepared in accordance with HKFRS issued by the HKICPA. The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2008 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007.

3.        TAXATION

Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% (for the three months ended 31 March 2007: 33%) and effective from 1 January 2008. However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period.

4.        EARNINGS PER SHARE

Basic earnings per Unicom Share for the three months ended 31 March 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares outstanding during the periods.

Diluted earnings per Unicom Share for the three months ended 31 March 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of Unicom Shares outstanding during the periods, after adjusting for the effects of the dilutive potential Unicom Shares. All potential Unicom Shares arose from (i) Unicom Options granted under the amended Pre-Global Offering Share Option Scheme; (ii) Unicom Options granted under the amended Share Option Scheme and (iii) the convertible bonds. For the purpose of computation of diluted earnings per Unicom Share for the three months ended 31 March 2007, the potential Unicom Shares which are not dilutive mainly arose from Unicom Options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of Unicom Shares.

	Unaudited
	Three months ended 31 March
				2007
	2008			(As restated)
	Profit attributable to equity holders	Unicom Shares	Per Unicom Share amount	Profit attributable to equity holders	Unicom Shares	Per Unicom Share amount
	RMB’000	In thousands	RMB	RMB’000	In thousands	RMB

Basic earnings	2,022,250	13,645,328	0.148	1,990,788	12,685,184	0.157
			=========			=========

Effect of conversion of Unicom Options	—	142,870		—	133,143
Effect of convertible bonds	—	—		(152,678)	899,745
	－－－－	－－－－－		－－－－－	－－－－－

Diluted earnings	2,022,250	13,788,198	0.147	1,838,110	13,718,072	0.134
	=========	==========	=========	==========	==========	==========

To enable an investor to better understand the Unicom Group’s results, below is a table reconciling earnings per Unicom Share to adjusted earnings per Unicom Share, excluding the unrealised gain on changes in fair value of derivative component of convertible bonds that is not considered to be an indicator of the Unicom Group’s operating performance.

	Unaudited Three months ended 31 March
		2007
	2008	(As restated)

Profit attributable to equity holders of Unicom	2,022,250	1,990,788
Adjustments for:
Unrealised gain on changes in fair value of derivative component of convertible bonds	—	(146,432)
	－－－－－	－－－－－

Adjusted profit attributable to equity holders excluding the unrealised gain on changes in fair value of derivative component of convertible bonds	2,022,250	1,844,356
	==========	==========

Adjusted basic earnings per Unicom Share excluding the unrealised gain on changes in fair value of derivative component of convertible bonds (RMB)	0.148	0.145
	==========	==========

Adjusted diluted earnings per Unicom Share excluding the unrealised gain on changes in fair value of derivative component of convertible bonds (RMB)	0.147	0.134
	==========	==========

5.           RELATED PARTY TRANSACTIONS

For the three months ended 31 March 2008, the Unicom Group had related party transactions with Unicom Parent and its subsidiaries of which approximately RMB9.39 million (for the three months ended 31 March 2007: approximately RMB14.92 million) were included in revenue and approximately RMB2.33 billion (for the three months ended 31 March 2007: approximately RMB2.26 billion) were included in costs and expenses.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Parent and the Unicom Group were eliminated and not considered as related party transactions in the unaudited condensed consolidated financial information.

6.           COMPARATIVE FIGURES

As stated in Note 2, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.

4.           MANAGEMENT DISCUSSION AND ANALYSIS

Subject to the adoption of the definitions in this document, the following management discussion and analysis of the Unicom Group’s financial condition and results of operations is extracted from the annual reports of Unicom for each of the years ended 31 December 2005, 2006 and 2007, except that the figures for each of the years ended 31 December 2004, 2005 and 2006 have been updated to reflect the restated financial information for each of those years as a result of the acquisition by CUCL of the Guizhou Business from Unicom Parent, effective on 31 December 2007.

For the years ended 31 December 2006 and 2007, in order to enable an investor to better understand the Unicom Group’s results and management analysis, the management of the Unicom Group has also provided additional analysis on the effects of excluding realised or unrealised loss on changes in the fair value of the derivative component of convertible bonds and other gains from tax refund on reinvestment in a subsidiary (which are not considered to be indicators of the Unicom Group’s operating performance) on the result of operations.

FOR THE YEAR ENDED 31 DECEMBER 2007

In 2007, the Unicom Group’s business continued to grow effectively as it further strengthened the quality of respective business. The Unicom Group’s revenue maintained steady growth and reached RMB99.54 billion for 2007, up by 4.4% from 2006. The Unicom Group’s profitability further improved and its profit before income tax amounted to RMB12.96 billion, up by 97.3% from 2006. Profit for the year amounted to RMB9.3 billion, up by 144.7% from last year.

I.           OVERVIEW

In 2007, the Unicom Group’s business continued to grow effectively as it further strengthened the quality of respective business. The Unicom Group’s revenue maintained steady growth and reached RMB99.54 billion for 2007, up by 4.4% from 2006. The Unicom Group’s profitability further improved and its profit before income tax amounted to RMB12.96 billion, up by 97.3% from 2006. Profit for the year amounted to RMB9.3 billion, up by 144.7% from last year. Basic earnings per Unicom Share was RMB0.713, up by 136.1% from 2006. EBITDA (Note 1) was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effect of realised loss on changes in fair value of derivatives component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, profit before income tax would be RMB10.74 billion, up by 19.9% from 2006 and adjusted profit for the year would be RMB7.09 billion, up by 14.4% from 2006, adjusted earnings per Unicom Share would be RMB0.544 in 2007, up by 10.6% from 2006, and adjusted EBITDA would be RMB33.00 billion, up by 3.1% from 2006.

Note 1:
EBITDA represents profit for the year before interest income, financial gains/costs, other gains-net (other gains include the tax refund on reinvestment in a subsidiary), income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gains/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Unicom Group believes EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like Unicom.

Adjusted EBITDA represents profit for the year before realised/unrealised loss on changes in fair value of derivative component of convertible bonds, interest income, financial gains/costs, other gains-net (other gains include the tax refund on reinvestment in a subsidiary), income tax, depreciation and amortisation. The Unicom Group believes that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess its performance and liquidity by excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds that is not considered as an indicator of its operating performance from a cash flow perspective.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under the generally accepted accounting principles (the “GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

The Unicom Group also improved its balance sheet structure in 2007. Its liabilities-to-assets ratio (Note 2) decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. Net cash generated from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to increase in the settlement of payables and increase in payment of income tax during the year, after deducting the capital expenditures for 2007 of RMB25.72 billion, the free cash flows (representing net cash generated from operating activities minus capital expenditures) in 2007 amounted to RMB6.61 billion.

The funding and treasury policies and objectives in terms of the manner in which treasury activities were controlled by the Unicom Group for the years ended 31 December 2006 and 2007 are set out in paragraphs 3.1 and 3.2 of its audited consolidated financial information for the year ended 31 December 2007 which is presented in section 2 of this Appendix II. The relevant funding and treasury policies for the year ended 31 December 2005 are consistent with those set out above.

II.           REVENUE

In 2007, in response to the challenge of the tariff reduction caused by the implementation of “Calling-Party-Pays” tariff policy, the Unicom Group made proactive efforts to develop its subscribers and promote its value-added services. As a result, its revenue continued to grow steadily in 2007. Its total revenue was RMB99.54 billion, up by 4.4% from 2006. Out of the total revenue in 2007, its total service revenue was RMB94.64 billion, up by 3.9% from 2006, and the revenue from sales of telecommunications products was RMB4.90 billion, up by 15.2% from 2006.

The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of the Unicom Group’s business segment for year 2007 and year 2006.

	2007		2006 (As restated)
	RMB in million	As percentage of total service revenue	RMB in million	As percentage of total service revenue

Total service revenue	94,639	100.0%	91,094	100.0%
Include: Cellular	90,506	95.6%	87,759	96.3%
Of which: GSM	62,776	66.3%	59,882	65.7%
CDMA	27,730	29.3%	27,877	30.6%
Long distance, data and Internet	4,133	4.4%	3,335	3.7%

1.           GSM Cellular Business

In 2007, the Unicom Group has maintained a continued growth in GSM cellular business. Revenue from its GSM cellular business increased by 4.8% from RMB59.89 billion in 2006 to RMB62.79 billion in 2007, of which service revenue accounted for RMB62.78 billion, up by 4.8% from 2006. The average revenue per user (the “ARPU”) per month decreased from RMB49.2 in 2006 to RMB46.0 in 2007.

Due to the Unicom Group’s efforts to strengthen the business development and promotion of the value-added business, revenue from GSM value-added services amounted to RMB13.53 billion in 2007, up by 16.6% from 2006. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 19.4% in 2006 to 21.6% in 2007.

In line with the growth of the GSM cellular business and interconnection traffic volume, the Unicom Group’s interconnection revenue from the GSM cellular business increased to RMB6.02 billion in 2007, up by 22.4% from 2006.

Note 2:               Liabilities-to-assets ratio represents total liabilities over total assets.

2.           CDMA Cellular Business

In 2007, the Unicom Group continued to focus on an effective development on CDMA cellular business. Revenue from CDMA cellular business reached RMB32.62 billion, up by 1.6% from 2006. Out of the total revenue from CDMA cellular business, its service revenue was RMB27.73 billion and decreased slightly by 0.5% from 2006. This was caused by the ARPU of mass market customers was relatively low and the revenue from the existing high-end customers was also significantly affected by the new “Calling-Party-Pays” tariff policy, resulting in the decrease of ARPU per month by RMB7.7 from RMB65.8 in 2006 to RMB58.1 in 2007. Revenue from sales of telecommunications products relating to the Unicom Group’s CDMA cellular business increased to RMB4.89 billion, up by 15.2% from 2006.

The Unicom Group strengthened the promotion of CDMA 1X business and made efforts in encouraging its customers to form a user habit to use CDMA 1X services to increase its revenue from CDMA value-added services. Value-added service revenue from CDMA cellular business reached RMB6.41 billion in 2007, up by 19.3% from 2006, and accounted for 23.1% of the service revenue from CDMA cellular business in 2007, up from 19.3% in 2006. Out of the service revenue from CDMA cellular business, revenue from CDMA 1X data business was RMB2.85 billion, up by 41.9% from 2006 and accounted for 44.5% of the value-added service revenue from CDMA cellular business in 2007.

In line with the growth of CDMA cellular business and interconnection traffic volume, interconnection revenue from CDMA cellular business reached RMB2.07 billion for 2007, up by 17.4% when compared with 2006.

3.           Long Distance, Data and Internet Businesses

Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensifying market competition. In response, the Unicom Group adjusted its business structure to actively promote the rapid development of data and Internet business. In 2007, its service revenue from long distance, data and Internet businesses was RMB4.13 billion, up by 23.9% from 2006.

III.           COSTS AND EXPENSES

In 2007, the Unicom Group continued to strengthen its costs and expenses control and enhanced the effectiveness of its costs and expenses. The Unicom Group’s total costs and expenses, including financial gains/costs and interest income in 2007 were RMB88.94 billion, up by 2.9% from 2006, which is lower than the revenue growth in 2007 by 1.5 percentage points. Excluding the cost of telecommunications products sold, the Unicom Group’s operating costs and expenses amounted to RMB83.91 billion, accounted for 88.7% of the service revenue in 2007. Cost of telecommunications products sold was RMB5.03 billion.

The table below illustrates the major items of operating costs and expenses for year 2007 and year 2006 and their respective percentage of the corresponding service revenues:

	2007		2006 (As restated)
	RMB in million	As percentage of service revenue	RMB in million	As percentage of service revenue

Total operating costs and expenses	83,906	88.7%	81,492	89.4%
Leased lines and network capacities	9,135	9.7%	8,943	9.8%
Interconnection charges	10,907	11.5%	9,671	10.6%
Depreciation and amortisation	22,677	24.0%	22,687	24.9%
Employee benefit expenses	7,140	7.5%	6,681	7.3%
Selling and marketing	19,681	20.8%	19,571	21.5%
General, administrative and other expenses	14,639	15.5%	13,543	14.9%
Financial (gains)/costs and interest income	(273)	(0.3%)	396	0.4%

1.           Leased lines and network capacities

The Unicom Group’s total leasing expenses for leased lines and network capacities reached RMB9.14 billion in 2007, up by 2.2% from 2006, and accounted for 9.7% of the service revenue in 2007, decreased by 0.1 percentage point from 2006. Pursuant to the connected party transactions agreement, the Unicom Group paid Unicom Parent 31% of its CDMA service revenue as the leasing fees for the network capacity. Such network capacity lease expense for the CDMA cellular business increased from RMB8.26 billion in 2006 to RMB8.38 billion in 2007.

2.           Interconnection charges

In line with the business growth and increase in interconnection traffic volume, interconnection charges amounted to RMB10.91 billion in 2007, up by 12.8% from 2006. Interconnection charges as a percentage of the service revenue increased from 10.6% in 2006 to 11.5% in 2007. Net interconnection charges in 2007 was RMB2.30 billion, down by 10.0% from 2006, and accounted for 2.4% of the service revenue in 2007, down from 2.8% in 2006.

3.           Depreciation and amortisation

Depreciation and amortisation expenses amounted to RMB22.68 billion in 2007, maintained at the same level with last year. Depreciation and amortisation expenses, as a percentage of the service revenue changed from 24.9% in 2006 to 24.0% in 2007.

4.           Employee benefit expenses

In 2007, due to various factors including the recruitment of new staff for business expansion, increase in the employee social benefits as a result of increased average wages and increase in share-based compensation costs under the share option scheme, employee benefit expenses for the year increased to RMB7.14 billion, up by 6.9% from 2006. Employee benefit expenses as a percentage of the service revenue changed from 7.3% in 2006 to 7.5% in 2007.

5.           Selling and marketing

In 2007, the Unicom Group continued to strengthen its control over selling and marketing expenses, to maintain handset cost subsidies at a reasonable level and to improve the management of sales agents by assessing the effectiveness of commission scheme based on the revenue contribution from the subscribers brought by such agents. Its selling and marketing expenses totaled RMB19.68 billion in 2007, up by 0.6% from 2006. As a percentage of the service revenue, the Unicom Group’s selling and marketing expenses decreased from 21.5% in 2006 to 20.8% in 2007. Of such selling and marketing expenses, amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.00 billion in 2007, down by 8.6% from 2006.

6.           General, administrative and other expenses

Affected by factors such as expansion of network facilities and base stations, increases in utilities charges and maintenance fees, the Unicom Group’s general, administrative and other expenses increased to RMB14.64 billion in 2007, up by 8.1% from 2006. General, administrative and other expenses as a percentage of the service revenue increased from 14.9% in 2006 to 15.5% in 2007.

7.           Financial gains/costs, net of interest income

In 2007, the Unicom Group further strengthened and improved its capital structure through centralised treasury management and fund distribution. As the Unicom Group further improved its debt structure and benefited from RMB appreciation, it recorded financial gains and interest income of RMB0.27 billion in 2007 as compared with financial costs, net of interest income of RMB0.40 billion in 2006. Such financial gains included an exchange gain of RMB0.48 billion due to the appreciation of RMB during 2007.

8.           Cost of telecommunications products sold

Cost of telecommunications products sold increased to RMB5.03 billion in 2007, up by 2.4% from 2006. This increase was primarily due to an increase in the CDMA handset units purchased and sold. As the corresponding sales of telecommunications products increased to RMB4.90 billion, up by 15.2% from 2006, the net loss from sales of telecommunications products was RMB0.13 billion, which was RMB0.53 billion less than the net loss in 2006.

9.	Realised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary

The Unicom Group issued the Convertible Bonds to SK Telecom, an overseas telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, “Financial Instruments — Recognition and Measurement”, due to the increase in the price of Unicom Shares, the fair value of the derivative component in respect of the Convertible Bonds has increased in 2007 and therefore resulted in a realised loss on changes in fair value of derivative component of Convertible Bonds of RMB0.57 billion recognised in the income statement. The realised loss had no impact on the Unicom Group’s cash flows in 2007. Since SK Telecom had fully converted the Convertible Bonds into Unicom Shares on 20 August 2007, as a result, Unicom no longer needs to recognise the changes in fair value of derivative component of Convertible Bonds from that date onwards.

During 2007, Unicom reinvested the undistributed profits into a subsidiary and was granted a refund on a portion of the taxes previously paid by the subsidiary amounting to approximately RMB2.78 billion, which was recorded as “other gains”.

IV.         EARNINGS

1.           Profit before income tax

In 2007, the Unicom Group’s profit before income tax was RMB12.96 billion. Excluding the effect of realised loss of RMB0.57 billion on the changes in fair value of derivative component of Convertible Bonds and other gains from tax refund of RMB2.78 billion on reinvestment in a subsidiary, its profit before income tax would be RMB10.74 billion, up by 19.9% from 2006.

In particular, profit before income tax for the GSM cellular business grew steadily and reached RMB9.23 billion, up by 22.4% from 2006 as a result of the increase in revenue from GSM cellular business. Profit before income tax for the CDMA cellular business reached RMB1.20 billion, up by 11.7% from 2006 as a result of the Unicom Group’s effective cost control measures. Profit before income tax for the long distance, data and Internet businesses was RMB0.57 billion, up by 15.4% from 2006 as a result of Unicom’s focus on developing profitable businesses.

2.           Income tax

The Unicom Group’s income tax was RMB3.65 billion in 2007 and the effective tax rate in 2007 was 28.2%. Excluding the effects of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, the Unicom Group’s effective tax rate would be 34.0%, increased by 3.2 percentage points from 30.8% in 2006. Pursuant to the new PRC enterprise income tax rates which became effective on 1 January 2008, the Unicom Group’s deferred tax balance as at 31 December 2007 was adjusted to reflect such change and resulted in an increase of RMB0.15 billion of deferred tax expenses for the year ended 31 December 2007, and the impact on the effective tax rate was 1.2 percentage points.

3.           Profit for the year

The Unicom Group’s profit for the year reached RMB9.30 billion, and its basic earnings per Unicom Share was RMB0.713 in 2007, up by 136.1% from 2006. Excluding the effect of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, the Unicom Group’s adjusted profit for the year would be RMB7.09 billion, up by 14.4% from 2006 and the adjusted basic earnings per Unicom Share would be RMB0.544, up by 10.6% from 2006.

V.           ADJUSTED EBITDA

The Unicom Group’s EBITDA was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effects of realised loss on changes in fair value of derivative component of Convertible Bonds, the adjusted EBITDA would be RMB33.00 billion, up by 3.1% from 2006. Adjusted EBITDA margin (representing adjusted EBITDA as a percentage of the total revenue) was 33.2%, down by 0.4 percentage point from 2006.

In particular, the Unicom Group’s EBITDA for the GSM cellular business was RMB27.91 billion, up by 4.4% from 2006. EBITDA margin (representing EBITDA as a percentage of the total revenue) for the GSM cellular business changed from 44.6% in 2006 to 44.5% in 2007. EBITDA for the CDMA cellular business was RMB1.82 billion, down by 0.7% from 2006. EBITDA margin for the CDMA cellular business changed from 5.7% in 2006 to 5.6% in 2007. EBITDA for the long distance, data and Internet businesses was RMB3.49 billion, down by 4.5% from 2006. EBITDA margin for the long distance, data and Internet businesses decreased from 44.6% in 2006 to 43.5% in 2007.

VI.         CAPITAL EXPENDITURES AND FREE CASH FLOW

The Unicom Group’s capital expenditures totaled RMB25.72 billion in 2007, which were mainly invested on GSM network infrastructure. Capital expenditures attributable to the GSM cellular business were RMB16.49 billion. Capital expenditures for the long distance, data and Internet businesses (including access network) were RMB0.72 billion. Capital expenditures for local gateway and infrastructure network were RMB4.25 billion. Capital expenditures for billing, customer services and information technology system, as well as buildings and other expenditures were RMB4.26 billion.

Cash inflow from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to the settlement of payables and increase in payment of income tax. After deducting capital expenditures of RMB25.72 billion, the free cash flow was RMB6.61 billion in 2007.

The table below illustrates the capital expenditures of various major businesses in 2007 and the planned expenditures in 2008.

	2007	2008
	RMB (in billion)	RMB (in billion)	As percentage

Total	25.72	47.25	100%
Wireless (including GSM cellular)	16.49	35.00	74.1%
Long distance, data and Internet	0.72	1.10	2.3%
Gateway and infrastructure network	4.25	4.80	10.2%
Others	4.26	6.35	13.4%

The Unicom Group’s capital expenditures planned for 2008 are estimated to be approximately RMB47.25 billion. Upon the completion of the proposed merger, the management of Unicom expects to increase the capital expenditure for wireless business (including GSM cellular) of the Enlarged Group in 2008 by approximately 100% when compared to the planned 2008 capital expenditures disclosed by Unicom in its 2007 annual report. As a result, capital expenditures for the wireless business are estimated to be approximately RMB35.00 billion, which will be used to expand wireless network coverage, improve IT support systems and the value-added business platform. Capital expenditures for the long distance, data and Internet businesses (including access network) are estimated to be approximately RMB1.10 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB4.80 billion. Capital expenditures for information technology systems and buildings and other expenditures are estimated to be approximately RMB6.35 billion. The Unicom Group plans to rely primarily on the net cash generated from operating activities and available sources of financing to satisfy its capital expenditures needs.

The estimated planned capital expenditure in 2008 described above has been updated by the management of the Unicom Group in respect of the proposed merger, which is different from the related information set out in paragraph VI headed “Capital Expenditures and Free Cash Flow” under the section headed “Management Discussion and Analysis” in the 2007 annual report of Unicom.

VII.        BALANCE SHEET

In 2007, the Unicom Group’s balance sheet structure was more stable. Its total assets increased from RMB148.30 billion as at 31 December 2006 to RMB149.42 billion as at 31 December 2007. Its total interest-bearing debts decreased from RMB25.65 billion as at 31 December 2006 to RMB3.86 billion as at 31 December 2007. The liabilities-to-assets ratio decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. The debt-to-capitalisation ratio (Note 3) decreased from 24.3% as at 31 December 2006 to 3.8% as at 31 December 2007. The decrease in debt-to-capitalisation ratio during 2007 resulted primarily from the conversion of the Convertible Bonds into Unicom Shares and the repayment of short-term bonds and long-term bank loans by the Unicom Group.

As at 31 December 2007, the Unicom Group had net current liabilities (i.e. current assets minus current liabilities) of RMB32.40 billion, representing an increase of RMB1.40 billion from RMB31.00 billion as at 31 December 2006. Taking into account of continuous net cash generated from operating activities and available sources of financing, the Unicom Group believes that its funds are sufficient to meet with its working capital requirements and debt obligations in 2008.

Note 3:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

FOR THE YEAR ENDED 31 DECEMBER 2006

I.           Overview

In 2006, the Unicom Group continued to grow its business effectively. Its total revenue maintained steady growth and reached RMB95.35 billion by the end of 2006, up by 8.3% from 2005. Its profit for the year amounted to RMB3.80 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds at fair value, the profit for the year would increase by 25.9% from RMB4.92 billion in 2005 to RMB6.20 billion in 2006. Basic earnings per Unicom Share in 2006 were RMB0.302. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, adjusted basic earnings per Unicom Share in 2006 would be RMB0.492, up by 25.5% from 2005. Adjusted EBITDA (Note 1) was RMB32.02 billion in 2006.

The Unicom Group has maintained a sound balance sheet structure during the year as the liabilities-to-assets ratio (Note 2) decreased from 47.0% as at 31 December 2005 to 46.1% as at 31 December 2006. The capital expenditures for 2006 were RMB21.79 billion. Cash flow continued to improve. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) increased from RMB13.66 billion in 2005 to RMB14.35 billion in 2006. Its net cash inflow from operating activities amounted to RMB36.14 billion, increased by 15.1% from 2005.

Note 1:
EBITDA represents profit for the year before interest income, financial costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Unicom Group believes EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like Unicom.

Adjusted EBITDA represents profit for the year before unrealised loss on changes in fair value of derivative component of Convertible Bonds, interest income, financial costs, other gains-net, income tax, depreciation and amortisation. The Unicom Group believes that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess its performance and liquidity by excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered as an indicator of its operating performance from a cash flow perspective.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under the generally accepted accounting principles (the “GAAP”) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 2: Liabilities-to-assets ratio represents total liabilities over total assets.

II.           REVENUE

The Unicom Group’s revenue continued to grow steadily in 2006. The total revenue was RMB95.35 billion, up by 8.3% from 2005. Of the total revenue in 2006, the Unicom Group’s total service revenue was RMB91.09 billion, up by 6.9% from 2005, and revenue from the sales of telecommunications products was RMB4.25 billion, up by 48.8% from 2005.

The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of the Unicom Group’s business segment for the years of 2005 and 2006:

	2006 (As restated)		2005 (As restated)
	RMB in million	As percentage of total service revenue	RMB in million	As percentage of total service revenue

Total service revenue	91,094	100.0%	85,179	100.0%
Include: Cellular	87,759	96.3%	80,707	94.8%
Of which: GSM	59,882	65.7%	52,618	61.8%
CDMA	27,877	30.6%	28,089	33.0%
Long Distance, Data and Internet	3,335	3.7%	4,472	5.2%

1.           GSM Cellular Business

   In 2006, the Unicom Group has maintained a continued growth in GSM Cellular Business. Revenue from its GSM Cellular Business increased by 13.8% from RMB52.62 billion in 2005 to RMB59.89 billion in 2006, of which service revenue accounted for RMB59.88 billion, also up by 13.8% from 2005. Such increase is mainly due to increase in the number of subscribers and in revenue from GSM value-added services. ARPU also increased from RMB48.5 in 2005 to RMB49.2 in 2006, up by RMB0.7. Sales of telecommunications products relating to the Unicom Group’s GSM Cellular Business was RMB8.17 million in 2006.

   Revenue from GSM value-added services amounted to RMB11.60 billion in 2006, up by 45.0% from 2005. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 15.2% in 2005 to 19.4% in 2006 due to the Unicom Group’s efforts to strengthen the development and promotion of the value-added business.

   In line with the growth of the GSM Cellular Business and interconnection traffic volume, interconnection revenue from the GSM Business increased to RMB4.92 billion in 2006, up by 42.3% from 2005.

2.           CDMA Cellular Business

   In 2006, the Unicom Group continued to emphasise an effective development on CDMA Cellular Business. Revenue from CDMA Cellular Business reached RMB32.12 billion, an increase of 3.8% from 2005. Of the total revenue from CDMA Cellular Business, service revenue was RMB27.88 billion and decreased by 0.8% from 2005 due to a decrease of the ARPU by RMB9.1 from RMB74.9 in 2005 to RMB65.8 in 2006. Such ARPU decrease was because certain high-end contractual customers did not renew their contracts upon expiry while the average ARPU of new customers was relatively lower. Sales of telecommunications products relating to the Unicom Group’s CDMA Cellular Business increased to RMB4.24 billion, up by 49.4% from 2005.

   The Unicom Group continued to utilise the technical advantages of CDMA1X technology to improve its revenue from CDMA value-added services. Such revenue reached RMB5.38 billion in 2006, up by 29.4% from 2005, and accounted for 19.3% of the service revenue from CDMA Cellular Business in 2006, an increase from 14.8% in 2005. Of the service revenue from CDMA Cellular Business, revenue from CDMA1X data business was RMB2.01 billion, representing an increase of 51.1% from 2005 and accounting for 37.4% of the value-added service revenue from CDMA Cellular Business in 2006.

   In line with the growth of CDMA Cellular Business and interconnection traffic volume, interconnection revenue from CDMA Cellular Business reached RMB1.76 billion by the end of 2006, up by 24.9% from 2005.

3.           Long Distance, Data and Internet Business

Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensive market competition. To address this, the Unicom Group adjusted its business structure and dropped less profitable products. In 2006, its service revenue from Long Distance, Data and Internet Business was RMB3.33 billion, down by 25.4% from 2005 due to a decrease of 3.4% of the total minutes of outgoing domestic and international calls from 2005.

III.         COSTS AND EXPENSES

In 2006, the Unicom Group strengthened expense control and total costs and expenses were RMB88.78 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of the Convertible Bonds, costs and expenses would be RMB86.39 billion, increase by 6.7% from 2005, which is slower than the 8.3% growth in the total revenue in 2006.

The table below illustrates the major cost items from 2005 and 2006 and their respective share of service revenue:

	2006 (As restated)		2005 (As restated)
	RMB in million	As percentage of service revenue	RMB in million	As percentage of service revenue

Total costs and expenses	88,783	97.4%	80,945	94.9%
Leased lines and network capacities	8,943	9.8%	8,900	10.4%
Interconnection charges	9,671	10.6%	8,436	9.9%
Depreciation and amortisation	22,687	24.9%	20,635	24.2%
Employee benefit expenses	6,681	7.3%	5,653	6.6%
Selling and marketing	19,571	21.5%	20,795	24.4%
General, administrative and other expenses	13,543	14.9%	11,855	13.9%
Finance costs, net of interest income	396	0.4%	1,032	1.2%
Cost of telecommunications products sold	4,915	5.4%	3,674	4.3%
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	2,397	2.6%	—	—
Other gains-net	(21)	—	(35)	—

1.           Leased lines and network capacities

The Unicom Group’s aggregate lease expense for leased lines and network capacities reached RMB8.94 billion in 2006, up by 0.5% from 2005, and as a percentage of the service revenue decreased from 10.4% in 2005 to 9.8% in 2006. Under the connected party transactions agreement, lease expense for the CDMA network capacity in 2006 was calculated based on 30% of the business income from the Unicom Group’s CDMA Cellular Business in 2006. Network capacity lease expense for the CDMA Cellular Business for year 2006 increased from RMB8.08 billion in 2005 to RMB8.26 billion in 2006.

2.           Interconnection charges

Due to the increase in interconnection traffic volume, interconnection charges increased to RMB9.67 billion in 2006, up by 14.6% from 2005. Interconnection charges as a percentage of the service revenue increased from 9.9% in 2005 to 10.6% in 2006. Net interconnection charges from 2006 was RMB2.56 billion, down by 17.5% from 2005, and accounted for 2.8% of the service revenue in 2006 as opposed to 3.6% in 2005.

3.           Depreciation and amortisation

Depreciation and amortisation expenses increased by 9.9% from RMB20.63 billion in 2005 to RMB22.69 billion in 2006 and, as a percentage of the service revenue, increased from 24.2% in 2005 to 24.9% in 2006.

4.           Employee benefit expenses

In 2006, due to various factors including a general increase in the employee insurance premium expenditure, recruitment of new staff for business expansion and increase of share-based compensation costs from the grant of new share options under the share option scheme in 2006, employee benefit expenses for the year increased to RMB6.68 billion, up by 18.2% from 2005, and represented 7.3% of the service revenue, up from 6.6% in 2005.

5.           Selling and marketing

In 2006, due to the Unicom Group’s effective cost control measures, particularly on the customer acquisition costs on contractual CDMA subscribers and commission expenses, selling and marketing expenses totaled RMB19.57 billion in 2006, a decrease of 5.9% from 2005. Such selling and marketing expenses accounted for 21.5% of the Unicom Group’s service revenue in 2006, down by 2.9% from 24.4% in 2005. Amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.38 billion (2005: RMB6.07 billion) in 2006. The balance of unamortised CDMA customer acquisition costs decreased from RMB3.11 billion as of 31 December 2005 to RMB2.17 billion as of 31 December 2006.

6.           General, administrative and other expenses

Affected by factors such as increases in rents for base stations, maintenance fees, utilities charges and other expenses, general, administrative and other expenses increased by 14.2% from RMB11.86 billion in 2005 to RMB13.54 billion in 2006. General, administrative and other expenses as a percentage of the service revenue increased from 13.9% in 2005 to 14.9% in 2006.

7.           Finance costs, net of interest income

In 2006, the Unicom Group further strengthened and improved its capital structure, centralised management and enforced effective application of its capital resources. As the Unicom Group improved its cash inflow from operating activities and improved its debt structure through the issuance of Convertible Bonds and short-term bonds, finance costs, net of interest income decreased from RMB1.03 billion in 2005 to RMB0.40 billion in 2006, down by 61.6%. In addition, the Unicom Group recorded an exchange gain of RMB0.37 billion due to the appreciation of RMB during 2006, which also contributed to the decrease of its finance costs.

8.           Cost of telecommunications products sold

The cost of telecommunications products sold increased to RMB4.91 billion, up by 33.8% from 2005. This increase was primarily due to increases in the CDMA handsets units purchased and sold. The corresponding sales of telecommunications products was RMB4.25 billion, up by 48.77%. The net loss from the sales of telecommunications products was RMB0.66 billion, which is RMB0.15 billion less than the net loss in 2005.

9.           Unrealised loss on changes in fair value of derivative component of Convertible Bonds

In July 2006, the Unicom Group issued the Convertible Bonds to SK Telecom, a mobile telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, “Financial Instruments — Recognition and Measurement”, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the Convertible Bond is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of Unicom Shares at valuation date. Due to the substantial increase in the price of Unicom Shares from HK$6.95 as at 5 July 2006 (the issuance date of the Convertible Bonds) to HK$11.40 as at 31 December 2006, the fair value of the derivative component in respect of the Convertible Bonds has increased and therefore resulted in an unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion recognised in the income statement. The unrealised loss had no effect on the Unicom Group’s cash flows or other aspects of the Unicom Group’s operations in 2006.

IV.         EARNINGS

1.           Profit before income tax

In 2006, the Unicom Group’s profit before income tax was RMB6.56 billion after the unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the Unicom Group’s profit before income tax would be RMB8.96 billion, an increase of 26.3% from 2005.

Profit before income tax for the GSM Cellular Business was RMB7.54 billion, up by 4.1% from 2005 as a result of the increase in revenue from GSM Cellular Business. Profit before income tax for the CDMA Cellular Business improved quarter on quarter and reached RMB1.07 billion. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.49 billion after Unicom focused on developing profitable businesses.

2.           Income tax

The Unicom Group’s income tax increased to RMB2.76 billion in 2006 and the effective tax rate in 2006 was 42.1%. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the effective tax rate would be 30.8%, similar to 30.6% in 2005.

3.           Profit for the year

The Unicom Group’s profit for the year reached RMB3.80 billion in 2006. Basic earnings per Unicom Share in 2006 were RMB0.302. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the profit for the year would be RMB6.20 billion and the adjusted basic earnings per Unicom Share would be RMB0.492, an increase of 25.5% from 2005.

V.           ADJUSTED EBITDA

Adjusted EBITDA was RMB32.02 billion in 2006 and adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue) was 33.6%.

EBITDA for the GSM Cellular Business was RMB26.74 billion, up by 4.1% from 2005. EBITDA margin (EBITDA as a percentage of the total revenue) for the GSM Cellular Business decreased from 48.8% in 2005 to 44.6% in 2006 as a result of increased commission expenses under intensified competition environment and increased interconnection charges. EBITDA for the CDMA Cellular Business increased from RMB0.48 billion in 2005 to RMB1.84 billion in 2006 and the EBITDA margin for the CDMA Cellular Business increased from 1.5% in 2005 to 5.7% in 2006. EBITDA for the Long Distance, Data and Internet Business was RMB3.66 billion, an increase of 36.7% from 2005. EBITDA margin for the Long Distance, Data and Internet Business increased from 32.1% in 2005 to 44.6% in 2006.

VI.         CAPITAL EXPENDITURES AND FREE CASH FLOW

The Unicom Group’s capital expenditures totalled RMB21.79 billion in 2006, representing an increase of 22.8% from RMB17.75 billion in 2005. Capital expenditures attributable to the GSM Cellular Business were RMB10.82 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.44 billion. Capital expenditures for local gateway and infrastructure network were RMB3.70 billion. Capital expenditures for billing system, customer services and information technology system and buildings and others were RMB5.83 billion.

Both cash inflow from operating activities and free cash flow continued to improve from RMB31.41 billion and RMB13.66 billion in 2005 to RMB36.14 billion and RMB14.35 billion in 2006, respectively. Cash inflow from operating activities increased by 15.1% from 2005.

The table below illustrates the capital expenditures of various major businesses in 2006 and the planned expenditures in 2007:

	2006 (As restated)	2007
	RMB in billion	RMB in billion

Total	21.79	26.24
GSM Cellular	10.82	13.84
Long Distance, Data and Internet	1.44	1.00
Gateway and infrastructure network	3.70	3.90
Others	5.83	7.50

Capital expenditures planned for 2007 are estimated RMB26.24 billion, capital expenditures for the GSM Cellular Business are estimated to be approximately RMB13.84 billion which will be used to satisfy customers’ demand, improve the quality of network coverage and increase the network capacity as appropriate. Capital expenditures for the Long Distance, Data and Internet Business are estimated to be approximately RMB1.00 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB3.90 billion. Capital expenditures for information technology system and buildings and others are estimated to be approximately RMB7.50 billion.

The Unicom Group plans to rely primarily on cash generated from operating activities to satisfy its capital expenditures needs.

VII.        BALANCE SHEET

In 2006, the Unicom Group’s balance sheet structure was further improved. Total assets increased from RMB144.62 billion as of 31 December 2005 to RMB148.30 billion as of 31 December 2006. Total interest-bearing debts decreased from RMB35.04 billion as of 31 December 2005 to RMB25.65 billion as of 31 December 2006. The liabilities-to-assets ratio decreased from 47.0% as at 31 December 2005 to 46.1% as at 31 December 2006. The debt-to-capitalisation ratio (Note 3) decreased from 31.4% as at 31 December 2005 to 24.3% as at 31 December 2006.

As of 31 December 2006, the Unicom Group had net current liabilities (i.e. current assets minus current liabilities) of RMB31.00 billion, representing a decrease of RMB5.80 billion from RMB36.80 billion at the end of 2005. Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Unicom Group believes that it has sufficient funds to meet its working capital requirements and debt obligations.

    Note 3: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

FOR THE YEAR ENDED 31 DECEMBER 2005

I.           OVERVIEW

In 2005, the Unicom Group adhered to the market-oriented approach and effectively accelerated its business development. Revenue saw steady growth and earnings also increased. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) and liabilities-to-assets ratio continued to improve.

Total revenue increased by 10.5% from 2004 to RMB88.04 billion in 2005. EBITDA (Note 1) increased by 5.9% from 2004 to RMB28.72 billion. Profit for the year increased by 12.0% from 2004 to RMB4.92 billion. Basic earnings per Unicom Share were RMB0.392, an increase of RMB0.042 from RMB0.350 in 2004. Capital expenditures for the whole year were RMB17.75 billion. Free cash flow improved from RMB5.72 billion in 2004 to RMB13.66 billion in 2005.

Note 1:
EBITDA represents profit for the year before interest income, finance costs, net other income, income tax expense, depreciation and amortisation and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the profit for the year of the companies with similar operating results. Therefore, the Unicom Group believes EBITDA may be helpful in analyzing the operation results of a telecommunications service provider like Unicom. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, the Unicom Group’s EBITDA may not be comparable to similar indicators provided by other companies.

II.           REVENUE

Growth in the revenue of Unicom continued to remain steady in 2005. The total revenue was RMB88.04 billion, up by 10.5% from 2004. Of the total revenue in 2005, service revenue was RMB85.18 billion, up 9.3% from 2004.

The table below sets forth the changes in revenue composition and the percentage of total revenue for each of the Unicom Group’s business segments for the years of 2004 and 2005.

	2004 (As restated)		2005 (As restated)
	RMB in million	As percentage of total	RMB in million	As percentage of total

Revenue
Cellular	74,231	93.2%	83,551	94.9%
include: GSM	47,930	60.2%	52,621	59.8%
CDMA	26,301	33.0%	30,930	35.1%
Long Distance, Data and Internet	5,437	6.8%	4,487	5.1%
Total revenue	79,668	100.0%	88,038	100.0%

1.           GSM Cellular Business

As the Unicom Group’s GSM subscriber base further expanded, revenue from the GSM Cellular Business continued to grow steadily. Revenue increased by 9.8% from 2004 to RMB52.62 billion in 2005. ARPU decreased slightly from RMB50.4 in 2004 to RMB48.5, down by RMB1.9.

The table below sets forth the revenue composition of the Unicom Group’s GSM Cellular Business and their respective share of revenue from GSM Cellular Business for the years of 2004 and 2005.

	2004 (As restated)		2005 (As restated)
	RMB in million	As percentage of total	RMB in million	As percentage of total

Revenue	47,930	100.0%	52,621	100.0%
(1) Service revenue	47,926	100.0%	52,618	100.0%
Include: Usage fee	32,349	67.5%	32,449	61.7%
Monthly fee	7,000	14.6%	6,918	13.1%
Interconnection revenue	2,592	5.4%	3,459	6.6%
Others	5,985	12.5%	9,792	18.6%
(2) Sales of telecommunications products	4	0.0%	3	0.0%

Service revenue from GSM Cellular Business was RMB52.62 billion in 2005. Of the total, usage fees reached RMB32.45 billion, representing 61.7% of the total revenue from GSM Cellular Business. Monthly fees reached RMB6.92 billion, representing 13.1% of the revenue from GSM Cellular Business. Interconnection revenue was RMB3.46 billion, accounting for 6.6% of the revenue from GSM Cellular Business.

As the Unicom Group continuously promoted its value-added services such as SMS, Cool Ringtone in 2005, revenue from GSM value-added services amounted to RMB8.00 billion in 2005, with its share of the GSM service revenue increased from 10.1% in 2004 to 15.2%.

2.           CDMA Cellular Business

In 2005, Unicom continued the transformation of marketing model for CDMA Cellular Business and effectively controlled the increase of marketing expenses, particularly reducing the handset subsidy costs so as to realize effective growth. Revenue from CDMA Cellular Business was RMB30.93 billion in 2005, an increase of 17.6% from 2004. Due to the expanding subscriber base, ARPU for the Unicom Group’s CDMA Cellular Business decreased by RMB10.7 from RMB85.6 in 2004 to RMB74.9 in 2005.

The table below sets forth the revenue composition of the Unicom Group’s CDMA Cellular Business and their respective share of revenue from CDMA Cellular Business in the years of 2004 and 2005.

	2004 (As restated)		2005 (As restated)
	RMB in million	As percentage of total	RMB in million	As percentage of total

Revenue	26,301	100.0%	30,930	100.0%
(1) Service revenue	24,588	93.5%	28,089	90.8%
Include: Usage fee	16,334	62.1%	17,086	55.2%
Monthly fee	4,677	17.8%	5,001	16.2%
Interconnection revenue	920	3.5%	1,408	4.6%
Others	2,657	10.1%	4,594	14.8%
(2) Sales of telecommunications products	1,713	6.5%	2,841	9.2%

Service revenue as a percentage of the revenue from CDMA Cellular Business was 90.8% in 2005. CDMA usage fee reached RMB17.09 billion, representing 55.2% of the revenue from CDMA Cellular Business. Monthly fee totaled RMB5.00 billion, accounting for 16.2% of the revenue from CDMA Cellular Business. Interconnection revenue amounted to RMB1.41 billion, representing 4.6% of the revenue from CDMA Cellular Business.

Based on its CDMA1X business and technology superiority, Unicom devoted great efforts to the development of the CDMA wireless data business so as to continuously increase the revenue contribution of this value-added business. Revenue from the value-added business of the CDMA Cellular Business reached RMB4.16 billion, and accounted for 14.8% of the service revenue from CDMA Cellular Business in 2005, an increase from 9.8% in 2004.

3.           Revenue from the Long Distance, Data and Internet Business

Because of intensified market competition and increased marketing efforts by other operators, tariffs for businesses such as outgoing long distance calls and leased lines fell relatively faster. The total minutes of outgoing international and domestic long distance calls grew by 4.8% from 2004. However, revenue totaled RMB4.49 billion in 2005, down 17.5% from 2004.

III.         Costs and Expenses

The Unicom Group’s costs and expenses in 2005 were RMB80.95 billion, up by 10.4% from 2004.

The table below illustrates the major cost items from 2004 and 2005 and their respective share of total revenue.

	2004 (As restated)		2005 (As restated)
	RMB in million	As percentage of total operating revenue	RMB in million	As percentage of total operating revenue

Total costs and expenses	73,295	92.0%	80,945	91.9%
include:
Leased lines and network capacities	7,486	9.4%	8,900	10.1%
Interconnection charges	7,527	9.5%	8,436	9.6%
Depreciation and amortisation	19,205	24.0%	20,635	23.4%
Employee benefit expenses	4,653	5.8%	5,653	6.4%
Selling and marketing	19,670	24.7%	20,795	23.6%
General, administrative and other expenses	10,599	13.3%	11,855	13.4%
Cost of telecommunication products sold	2,612	3.3%	3,674	4.2%
Net finance costs	1,647	2.1%	1,032	1.2%

1.           Leased lines and network capacities

The aggregate lease expense for leased lines and network capacities of Unicom reached RMB8.90 billion, up 18.9% from 2004, and as a percentage of the total revenue increased from 9.4% in 2004 to 10.1%. Network capacities lease expense for the CDMA Cellular Business increased from RMB6.68 billion in 2004 to RMB8.08 billion. Under the new CDMA Network Capacities Leasing Agreement, lease expense for the network capacities in 2005 was calculated as 29% of the service revenue from the Unicom Group’s CDMA Cellular Business in 2005.

2.           Interconnection charges

Due to the increase in interconnection traffic volume, interconnection charges increased to RMB8.44 billion in 2005, up 12.1% from 2004. Interconnection charges for the GSM Cellular Business increased by 11.7% from 2004. Interconnection charges for the CDMA Cellular Business increased by 19.7% from 2004. Interconnection charges for the Long Distance, Data and Internet Business decreased by 14.9% from 2004. Interconnection charges as a percentage of the total revenue was 9.6% in 2005, representing a slight increase from 2004.

3.           Depreciation and amortisation

Because of the increased assets scale, depreciation and amortisation expenses increased by 7.4% from 2004 to RMB20.64 billion in 2005. However, due to a greater increase in total revenue, depreciation and amortisation expenses as a percentage of total revenue decreased from 24.0% in 2004 to 23.4% in 2005.

4.           Employee benefit expenses

In 2005, due to various factors including a general increase in the employee insurance premium expenditure, the introduction of certain new social insurance items and the adoption of the new HKFRS which required the share-based payments arising from share option granted to be amortised over the vesting periods and recognised as personnel expenses, employee benefit expenses recorded an increase. Employee benefit expenses for the whole year was RMB5.65 billion, up 21.5% from 2004, and represented 6.4% of the total revenue, up from 5.8% in 2004.

5.           Selling and marketing expenses

The Unicom Group’s selling and marketing expenses primarily included sales commissions, promotion and advertising expenses, amortisation of the capitalised customer acquisition costs of contractual CDMA subscribers and customer retention costs. Selling and marketing expenses totaled RMB20.80 billion in 2005, an increase of 5.7% from 2004, which was lower than the growth rate in the total revenue by 4.8 percentage points. Amortisation of capitalised customer acquisition costs on contractual CDMA subscribers was RMB6.07 billion. The balance of unamortised capitalised CDMA customer acquisition costs decreased from RMB4.95 billion as of 31 December 2004 to RMB3.11 billion as of 31 December 2005, easing the pressure from subsequent amortisation charges on CDMA subscribers acquisition costs.

In 2005, Unicom put emphasis on enhancing cost effectiveness through reinforcing the transformation of the marketing model. Selling and marketing expenses as a percentage of the total revenue was 23.6%, down 1.1 percentage points from 24.7% in 2004.

6.           General, administrative and other expenses

Affected by factors such as the successive expiration of the warranty periods for Unicom’s network equipment, a significant increase in the renewal maintenance fees, a relatively fast growth in the consumption of water and electricity at its base stations due to the increase in the scale of Unicom’s network and in energy prices, general, administrative and other expenses were RMB11.86 billion in 2005, up 11.9% from 2004. General, administrative and other expenses as a percentage of the total revenue increased from 13.3% in 2004 to 13.4%. In 2005, Unicom strengthened effective control over bad debts and the provision for bad debts for the whole year was RMB1.52 billion, down 30.9% from 2004. The overall bad debt ratio decreased from 2.8% in 2004 to 1.8%.

7.           Cost of telecommunications products sold

In 2005, the cost of telecommunications products sold was RMB3.67 billion, up by 40.7% from 2004, representing 4.2% of the total revenue.

8.           Interest income and finance costs

Interest income in 2005 fell to RMB101 million, down 2.9% from 2004. Finance costs were RMB1.13 billion, down 35.4% from 2004. Net finance costs decreased by 37.3% from RMB1.65 billion in 2004 to RMB1.03 billion in 2005, primarily due to an effective reduction in interest expense as a result of the issuance of RMB10 billion short-term bonds. In addition, Unicom recorded an exchange gain of RMB0.274 billion due to the revaluation of RMB during 2005.

IV.           Earnings

1.           Profit before income tax

Unicom made efforts to strengthen cost and expense control and strived to realise the coordinated development of “Quantity, Earnings and Effectiveness”. In 2005, its profit before income tax was RMB7.09 billion, an increase of 11.3% from 2004.

Profit before income tax for the GSM Cellular Business continued to grow steadily to RMB7.24 billion, up 6.9% from 2004. Profit before income tax for the CDMA Cellular Business improved quarter on quarter. Profit before income tax for the CDMA Cellular Business for the second half of 2005 reached RMB0.33 billion. Loss for CDMA Cellular Business for the whole year was RMB0.17 billion, a reduction of RMB0.43 billion in loss from 2004. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.14 billion.

2.           Income tax expenses

The Unicom Group’s income tax expenses increased to RMB2.17 billion in 2005, up by 9.8% from 2004. The effective tax rate was 30.6%.

3.           Profit for the year

The Unicom Group’s profit for the year reached RMB4.92 billion in 2005. Basic earnings per Unicom Share in 2005 were RMB0.392, an increase of 12.0% from RMB0.350 in 2004.

V.           EBITDA

EBITDA of Unicom increased by 5.9% from 2004 to RMB28.72 billion in 2005. EBITDA margin (EBITDA as a percentage of the revenue) was 32.6%, down 1.4 percentage points from 2004.

EBITDA for the GSM Cellular Business was RMB25.7 billion, up 4.3% from 2004. EBITDA margin decreased from 51.3% in 2004 to 48.8%. EBITDA for the CDMA Cellular Business increased from RMB-1.7 billion in 2004 to RMB0.48 billion. EBITDA for the Long Distance, Data and Internet Business was RMB2.68 billion, an decrease of 2.9% from 2004.

VI.           Capital expenditures and free cash flow

The Unicom Group’s capital expenditures totaled RMB17.75 billion in 2005. Capital expenditures attributable to the Cellular Business were RMB7.47 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.18 billion. Capital expenditures for local gateway and infrastructure network were RMB2.95 billion. Capital expenditures for billing system, customer services and information technology system and buildings were RMB6.15 billion.

Free cash flow improved further from RMB5.6 billion in 2004 to RMB13.66 billion in 2005.

The table below illustrates the capital expenditures of various major segments in 2005 and the planned expenditures in 2006.

	2005 (As restated)	2006 Planned
	RMB in billion	RMB in billion

Total	17.75	22.43
Cellular	7.47	11.23
Long Distance, Data and Internet	1.18	1.47
Gateway and infrastructure network	2.95	3.78
Others	6.15	5.95

Capital expenditures planned for 2006 are RMB22.43 billion. Capital expenditures planned for the GSM Cellular Business are RMB11.23 billion which will be used to satisfy the demand of the Unicom Group’s subscribers, improve the quality of network coverage and increase the network capacity as appropriate, as well as to upgrade the GPRS networks in some major cities. Capital expenditures planned for Long Distance, Data and Internet Business are RMB1.47 billion. Capital expenditures planned for local gateway and infrastructure network are RMB3.78 billion. Capital expenditures planned for billing system, customer services and information technology system and buildings and others are RMB5.95 billion.

Unicom plans to rely largely on cash generated from operating activities to satisfy its capital expenditures needs in 2006.

VII.        Balance Sheet

In 2005, Unicom’s balance sheet structure remained sound and its financial position further improved. Total assets changed from RMB151.06 billion as of 31 December 2004 to RMB144.62 billion as of 31 December 2005. Total liabilities decreased from RMB78.22 billion as of 31 December 2004 to RMB67.95 billion as of 31 December 2005. The liabilities-to-assets ratio decreased from 51.8% as of 31 December 2004 to 47.0% as of 31 December 2005.

As of 31 December 2005, the Unicom Group had interest bearing debts of RMB35,042 million, of which RMB23,636 million was denominated in RMB, RMB1,722 million was denominated in HK$ and RMB9,684 million was denominated in US$. Among the interest bearing debts, RMB7,442 million was carried at fixed interest rates. As of 31 December 2005, the Unicom Group had cash and cash equivalents of RMB5,489 million, of which RMB4,771 million was denominated in RMB, RMB48 million was denominated in HK$ and RMB670 million was denominated in US$.

As of 31 December 2005, if the RMB had appreciated by 10% while all other variables are held constant, the Unicom Group would have recognised an additional exchange gain of RMB1,040 million.

As of 31 December 2005, the Unicom Group had net current liabilities (i.e. current assets minus current liabilities) of RMB36.80 billion, representing an increase of RMB6.65 billion from RMB30.15 billion at the end of 2004. Taking into account available financing and continuous net cash inflows from its operating results, the Unicom Group believes that Unicom has sufficient funds to meet its working capital requirements and debt obligations.

5.           INDEBTEDNESS

At the close of business on 30 June 2008, being the latest practicable date for the purpose of this indebtedness statement, the Unicom Group had the following outstanding borrowings:

Bank loans	Interest rate and final maturity	RMB million

— Renminbi denominated	Interest rate was 3.60% per annum with maturity through 17 July 2010	200

— US dollar denominated	Interest rates ranging from 3.46% to 3.55% per annum with maturity through 26 September 2010	3,430

Finance lease obligations		3
		－－－－
		3,633

Less: Current portion of long-term bank loans and finance lease obligations		(2,058)
		－－－－

Long-term portion of long-term bank loans and finance lease obligations		1,575
		========

All the bank loans as at 30 June 2008 were unsecured.

At the close of business on 30 June 2008, the Unicom Group had operating lease commitments amounting to approximately RMB8.8 billion, of which approximately RMB3.5 billion was related to the CDMA network capacity leasing.

Save as aforesaid and apart from intra-group liabilities, the Unicom Group did not have, at the close of business on 30 June 2008, any debt securities and other borrowings or any mortgages, charges, debentures, loan capital issued and outstanding or authorised or otherwise created but unissued, bank overdrafts, loans, liabilities under acceptance (other than normal trade bills) or other similar indebtedness, hire purchase and finance lease commitments or any guarantees or other material contingent liabilities.

The completion of the CDMA Business Disposal will give rise to a mandatory prepayment under the terms of the syndicated loan agreement relating to a syndicated term loan facility granted to Unicom, which is included in the long-term portion of long-term bank loans and finance lease obligations in the table of indebtedness set out above. The reduction in the shareholding of Unicom BVI in Unicom following the completion of the Scheme will give rise to an event of default under the terms of the same syndicated loan agreement. Unicom is currently in discussions with its lenders for waivers to be granted in respect of the prepayment and the event of default described above and associated covenants. If such waivers are not granted by Unicom’s lenders and if either the CDMA Business Disposal or the Scheme is completed, Unicom will be required to repay the entire principal amount outstanding under such loan facility together with accrued interest on completion of the CDMA Business Disposal or the Scheme. The principal amount outstanding under such loan facility is expected to be US$200 million at the time the CDMA Business Disposal or the Scheme is completed and, under the terms of the syndicated loan agreement, such amount is otherwise scheduled for repayment in September 2010. If Unicom is required to repay the outstanding principal amount as stated above, it expects to have sufficient cash resources available to fund such payment.

6.           MATERIAL CHANGES

On 2 June 2008, the boards of directors of Unicom and Netcom jointly announced that Unicom formally presented the Proposals to the Board to put forward the Proposals to the Netcom Shareholders to consider the merger of Unicom and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Hong Kong Companies Ordinance. Please refer to the Explanatory Statement in this document for further details of the Proposals and the Scheme.

On 27 July 2008, Unicom and its wholly-owned subsidiary, CUCL, entered into the CDMA Business Disposal Agreement to sell the CDMA Business to China Telecom for a cash consideration of RMB43.8 billion (approximately HK$49.8 billion), which is subject to adjustment. The CDMA Business Disposal is a separate and independent transaction from the Proposals. Please refer to paragraph 14 headed “Information on Unicom — CDMA Business Disposal and Related Transactions” in the Explanatory Statement in this document for further details.

Save as disclosed above, the Unicom Directors are not aware of any material changes in the financial or trading position or outlook of the Unicom Group subsequent to 31 December 2007, being the date to which the latest audited financial statements of the Unicom Group were made up.

APPENDIX III	UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL INFORMATION OF THE ENLARGED GROUP

1.	UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE ENLARGED GROUP

INTRODUCTION

The following unaudited pro forma consolidated balance sheet, consolidated income statement and consolidated cash flow statement of the Enlarged Group (collectively referred to as the “Unaudited Pro Forma Consolidated Financial Information”) have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed very substantial acquisition of 100% equity interests in Netcom by Unicom (the “Proposed Merger”) as if it had taken place on 31 December 2007 for the unaudited pro forma consolidated balance sheet and on 1 January 2007 for the unaudited pro forma consolidated income statement and consolidated cash flow statement. The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position, results of operations and cash flows of the Enlarged Group had the Proposed Merger been completed as at 31 December 2007 or 1 January 2007 respectively or at any future dates.

The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the audited consolidated financial statements of the Netcom Group and of the Unicom Group for the year ended 31 December 2007 as set out in Appendix I and Appendix II, respectively, to the Explanatory Statement, other financial information elsewhere in this document and the unaudited pro forma financial information of the Unicom Group illustrating the effect of the CDMA Business Disposal as set out in Appendix I to the circular relating to the CDMA Business Disposal dated 1 August 2008 issued by Unicom (the “Disposal of CDMA Business Circular”).

- III-1 -

Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group
(All amounts in RMB million unless otherwise stated)

	As at 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3	Note 4	Note 5

ASSETS
Non-current assets

Property, plant and equipment	116,162	2,823		113,339	160,938		274,277
Goodwill	3,144	—	(373)	2,771	—		2,771
Other assets	12,855	2,960		9,895	7,289		17,184
Deferred income tax assets	427	37	18	408	2,693		3,101
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

	132,588	5,820		126,413	170,920		297,333
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Current assets
Inventories	2,528	1,765		763	287		1,050
Accounts receivable, net	3,211	1,323		1,888	7,625		9,513
Prepayments and other current assets	3,517	849		2,668	940		3,608
Amounts due from related parties	109	—		109	347		456
Amounts due from Domestic Carriers	150	—	13,140	13,290	914	(163)(c)	14,041
Short-term bank deposits	644	—		644	91		735
Cash and cash equivalents	6,675	2,834	30,660	34,501	5,304		39,805
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

	16,834	6,771		53,863	15,508		69,208
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Total assets	149,422	12,591		180,276	186,428		366,541
	=============	=============		=============	=============		=============

- III-2 -

Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group (Continued)
(All amounts in RMB million unless otherwise stated)

	As at 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3	Note 4	Note 5

EQUITY
Capital and reserves attributable to Unicom’s equity holders
Share capital	1,437	—		1,437	2,206	(1,307)(a)	2,336
Share premium	64,320	—		64,320	43,538	121,719 (a)	229,577
Reserves	3,968	—		3,968	9,353	(120,412)(a)	(107,091)
Equity of CDMA Business (net assets)	—	4,669	4,669	—	—		—
Retained profits
- Proposed final dividend	2,727	—		2,727	3,700		6,427
- Others	24,761	—	24,962	49,723	23,255	(320)(b)	72,658
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－
	97,213	4,669		122,175	82,052		203,907
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Minority interest in equity	4	4		—	—		—
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Total equity	97,217	4,673		122,175	82,052		203,907
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

LIABILITIES
Non-current liabilities
Long-term bank loans	1,661	—	(1,461)	200	14,425		14,625
Corporate bonds	—	—		—	2,000		2,000
Obligations under finance leases	4	—		4	—		4
Deferred income tax liabilities	6	—		6	856		862
Deferred revenue	1,302	609	481	1,174	6,367		7,541
Provisions	—	—		—	2,007		2,007
Amounts due to related parties	—	—		—	6,169		6,169
Other non-current liabilities	—	—		—	12		12
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

	2,973	609		1,384	31,836		33,220
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

- III-3 -

Unaudited Pro Forma Consolidated Balance Sheet of the Enlarged Group (Continued)
(All amounts in RMB million unless otherwise stated)

	As at 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3	Note 4	Note 5

Current liabilities
Payables and accrued liabilities	32,032	2,476	100	29,656	17,988	320(b)	47,964
Taxes payable	1,240	10	12,707	13,937	3,750		17,687
Amounts due to Unicom Parent	821	—		821	—		821
Amounts due to related parties	770	—		770	4,886		5,656
Amounts due to Domestic Carriers	600	—		600	74	(163)(c)	511
Short term bank loans	—	—		—	11,850		11,850
Short-term bonds	—	—		—	20,000		20,000
Current portion of long-term bank loans	2,191	—	1,461	3,652	5,220		8,872
Current portion of obligations under finance leases	1	—		1	102		103
Current portion of provision	—	—		—	3,381		3,381
Advances from customers	11,577	4,823	526	7,280	5,289		12,569
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

	49,232	7,309		56,717	72,540		129,414
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Total liabilities	52,205	7,918		58,101	104,376		162,634
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Total equity and liabilities	149,422	12,591		180,276	186,428		366,541
	=============	=============		=============	=============		=============

Adjusted net tangible assets of the Enlarged Group						Note 6	198,564
							=============

Adjusted net tangible assets of the Enlarged Group per Unicom Share (RMB)						Note 7	8.36
							=============

- III-4 -

Unaudited Pro Forma Consolidated Income Statement of the Enlarged Group
(All amounts in RMB million unless otherwise stated)

	For the year ended 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3	Note 4	Note 5

Continuing operations
Revenues (Turnover)	99,539	32,618	752	67,673	84,081	(1,178)(d)	150,576

Leased lines and network capacities	(9,135)	(8,487)		(648)	(611)	27(d)	(1,232)
Interconnection charges	(10,907)	(3,553)	(1,209)	(8,563)	(4,014)	1,151(d)	(11,426)
Depreciation and amortisation	(22,677)	(1,012)	(390)	(22,055)	(25,495)		(47,550)
Employee benefit expenses	(7,140)	(1,824)		(5,316)	(12,223)		(17,539)
Selling and marketing	(19,681)	(8,913)		(10,768)	(4,959)		(15,727)
General, administrative and other expenses	(14,639)	(3,569)		(11,070)	(15,682)	(320)(b)	(27,072)
Cost of telecommunications products sold	(5,032)	(4,801)		(231)	(3,831)		(4,062)
Financial gains/(costs)	87	(15)	(54)	48	(3,333)		(3,285)
Interest income	186	15		171	113		284
Realised loss on changes in fair value of derivative component of convertible bonds	(569)	—		(569)	—		(569)
Other gains - net	2,923	7		2,916	1,221		4,137
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Profit before income tax	12,955	466		11,588	15,267		26,535
Income tax expenses	(3,654)	(272)	298	(3,084)	(3,796)		(6,880)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Profit for the year from continuing operations	9,301	194		8,504	11,471		19,655

Profit for the year from discontinued operations	—	—	25,439	25,439	624		26,063
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Profit for the year	9,301	194		33,943	12,095		45,718
	=============	=============		=============	=============		=============

- III-5 -

Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group
(All amounts in RMB million unless otherwise stated)

	For the year ended 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3		Note 5

Cash flows from operating activities
Cash generated from operations	36,836	1,133		35,703	40,776		76,479
Interest received	189	15		174	113		287
Interest paid	(498)	—	108	(390)	(3,021)		(3,411)
Income tax paid	(4,195)	—		(4,195)	(4,107)		(8,302)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash inflow from operating activities of continuing operations	32,332	1,148		31,292	33,761		65,053
Cash inflow from operating activities of discontinued operations	—	—		—	388		388
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Net cash generated from operating activities	32,332	1,148		31,292	34,149		65,441
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash flows from investing activities
Purchase of property, plant and equipment	(21,502)	—		(21,502)	(20,323)		(41,825)
Proceeds from sale of property, plant and equipment	82	—		82	65		147
Consideration for purchase of entity under common control	(880)	—		(880)	(2,259)		(3,139)
(Increase)/decrease in short-term bank deposits	(448)	—		(448)	14		(434)
Purchase of other assets	(2,219)	—		(2,219)	(196)		(2,415)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash outflow used in investing activities of continuing operations	(24,967)	—		(24,967)	(22,699)		(47,666)
Cash inflow from investing activities of discontinued operations	—	—	43,800	43,800	3,103		46,903
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Net cash (used in)/from investing activities	(24,967)	—		18,833	(19,596)		(763)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

- III-6 -

Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group (Continued)
(All amounts in RMB million unless otherwise stated)

	For the year ended 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3		Note 5

Cash flows from financing activities
Proceeds from exercise of share options	313	—		313	219		532
Proceeds from short-term bonds	—	—		—	20,000		20,000
Proceeds from short-term bank loans	—	—		—	63,837		63,837
Proceeds from long-term bank loans	—	—		—	2,559		2,559
Proceeds from issuance of corporate bonds	—	—		—	2,000		2,000
Proceeds from related parties loans	—	—		—	2,249		2,249
Repayment of short-term bonds	(6,970)	—		(6,970)	(9,676)		(16,646)
Repayment of short-term bank loans	—	—		—	(82,965)		(82,965)
Repayment of long-term bank loans	(3,991)	—	(3,845)	(7,836)	(9,425)		(17,261)
Repayment of capital element of finance lease payments	—	—		—	(890)		(890)
Payment of prior year distribution to owner	—	—		—	(1,180)		(1,180)
Dividends paid to equity holders	(2,285)	—		(2,285)	(3,600)		(5,885)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash outflow used in financing activities of continuing operations	(12,933)	—		(16,778)	(16,872)		(33,650)
Cash inflow from financing activities of discontinued operations	—	—		—	—		—
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Net cash used in financing activities	(12,933)	—		(16,778)	(16,872)		(33,650)
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash flows (used in)/from continuing operations	(5,568)	1,148		(10,453)	(5,810)		(16,263)
Cash flows from discontinued operations	—	—		43,800	3,491		47,291
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Net (decrease)/ increase in cash and cash equivalents	(5,568)	1,148		33,347	(2,319)		31,028

Cash and cash equivalents at the beginning of year	12,243	1,686		10,557	7,623		18,180
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－

Cash and cash equivalents at the end of year	6,675	2,834		43,904	5,304		49,208
	=============	=============		=============	=============		=============

- III-7 -

Unaudited Pro Forma Consolidated Cash Flow Statement of the Enlarged Group (Continued)
 (All amounts in RMB million unless otherwise stated)

	For the year ended 31 December 2007
	Extracted from the Disposal of CDMA Business Circular (Notes 1 & 5)				Pro Forma	Adjustments
	Unicom Group	Deduct: CDMA business	Other pro forma adjustments	Adjusted amount after CDMA Business Disposal	Netcom Group	Other pro forma adjustments	The Enlarged Group
	Note 2				Note 3		Note 5

Analysis of the balances of cash and cash equivalents:
Cash balances	4	—		4	4		8
Bank balances	6,671	2,834		43,900	5,300		49,200
	－－－－－	－－－－－		－－－－－	－－－－－		－－－－－
	6,675	2,834		43,904	5,304		49,208
	=============	=============		=============	=============		=============

Notes to the Unaudited Pro Forma Consolidated Financial Information of the Enlarged Group

1.
Prior to the Proposed Merger, the majority of the equity interests of both Unicom and Netcom are ultimately held by the State-owned Assets Supervision and Administration Commission of the PRC. For accounting purposes, the Proposed Merger is considered to be a business combination of entities and businesses under common control. The Proposed Merger has been accounted for using merger accounting in accordance with the AG 5 issued by the HKICPA. The Unaudited Pro Forma Consolidated Financial Information presents the Proposed Merger as if it had occurred on 31 December 2007 for the unaudited pro forma consolidated balance sheet and on 1 January 2007 for the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement.

According to the announcement issued by Unicom dated 28 July 2008 relating to the CDMA Business Disposal, Unicom, CUCL and China Telecom entered into the CDMA Business Disposal Agreement on 27 July 2008, which sets out the terms and conditions on which Unicom and CUCL will sell, and China Telecom will purchase, the CDMA Business. To facilitate investors in their analysis of the impact of the Proposed Merger on the financial position, results of operations and cash flow of the Unicom Group, it is assumed that the CDMA Business Disposal has been completed as at 31 December 2007 for the unaudited pro forma consolidated balance sheet or 1 January 2007 for the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement. The historical numbers for the Unicom Group and the pro forma adjustments to reflect the CDMA Business Disposal to arrive at the figures included in the column titled “Adjusted amount after CDMA Business Disposal” included in the Unaudited Pro Forma Consolidated Financial Information is based on the unaudited pro forma financial information of the Unicom Group illustrating the effect of the CDMA Business Disposal as set out in Appendix I to the Disposal of CDMA Business Circular.

2.
The amounts are extracted from the audited consolidated financial statements of the Unicom Group for the year ended 31 December 2007 set out in Unicom’s published annual report for the year ended 31 December 2007 (“2007 Annual Report”).

Prior to the Proposed Merger, the Unicom Group’s fixed assets other than buildings are stated at historical cost less accumulated depreciation and accumulated impairment losses, and buildings are stated at revalued amounts. On the other hand, Netcom’s fixed line telecommunications equipment is carried at revalued amounts, and buildings are stated at historical cost less accumulated depreciation and accumulated impairment losses.

In order to ensure consistency of accounting policies of the buildings and the fixed line telecommunications equipment adopted by the Enlarged Group and to enhance the comparability with the accounting policies adopted by other fixed line telecommunications operators, the Unicom Board has, on 25 July 2008, approved the change in the following accounting policies of the Unicom Group, which will take effect only on the completion of the Proposed Merger:

a)	Buildings of the Unicom Group will be stated at historical costs (less accumulated depreciation and accumulated impairment losses) instead of at revalued amounts.

b)
Telecommunications equipment of long distance, data and Internet business of the Unicom Group will be stated at revalued amounts instead of historical costs (less accumulated depreciation and accumulated impairment losses).

The pro forma adjustments for the Proposed Merger included in the Unaudited Pro Forma Consolidated Financial Information are prepared in a manner consistent with the accounting policies of the Unicom Group. Based on a consultation made by Unicom with Hong Kong Stock Exchange, it was considered that the above two proposed changes of accounting policies are not the subject matter of the Proposed Merger, and in order to comply with Rule 4.29(1) of the Listing Rules, no adjustment has been made to Unicom Group’s unadjusted historical financial information for the year ended 31 December 2007 for the proposed changes in accounting policies described in the preceding paragraph. In addition, in the Unaudited Pro Forma Consolidated Financial Information, the fixed line telecommunications equipment of Netcom is still stated at revalued amounts, according to Rule 4.29(3) of the Listing Rules, no pro forma adjustment was made since this accounting policy adopted by Netcom is consistent with the future accounting policies to be adopted by Unicom on the completion of the Proposed Merger.

In order to provide additional information to the investors, assuming that the above proposed changes in accounting policies had taken place on 31 December 2007, in respect of the unaudited pro forma consolidated balance sheet of the Enlarged Group as at 31 December 2007, such changes in

- III-8 -

accounting policies would have resulted in a decrease in the net carrying values of buildings and telecommunications equipment (recorded under “Property, plant and equipment”) of the Unicom Group amounting to approximately RMB303 million (representing a reversal of revaluation surplus of approximately RMB378 million and the decrease in accumulated depreciation i.e. increase in retained profits of approximately RMB75 million) and approximately RMB814 million (comprised of revaluation surplus of approximately RMB395 million and revaluation deficit of approximately RMB1,209 million for the telecommunications equipment) respectively, and an increase in deferred income tax assets and liabilities of the Unicom Group amounting to approximately RMB302 million and approximately RMB23 million respectively. Accordingly, revaluation reserves (recorded under “Reserves”) and retained profits of the Unicom Group would decrease by approximately RMB6 million and approximately RMB832 million respectively. The aforementioned calculation was based on a revaluation performed by an independent valuer in the PRC on the relevant telecommunications equipment as at 31 December 2007 using the replacement cost or open market value approach, as appropriate.

Similarly, assuming that the proposed changes in accounting policies had been applied on 1 January 2007 and that a valuation had been performed on the telecommunications equipment as at 1 January 2007 and the results of which was not materially different from the valuation described in the preceding paragraph as at 31 December 2007, in respect of the unaudited pro forma consolidated income statement for the year ended 31 December 2007, such changes in accounting policies would have resulted in a decrease in depreciation and amortisation of the Unicom Group amounting to approximately RMB281 million, an increase of general, administration and other expenses of the Unicom Group arising from the devaluation of equipment amounting to approximately RMB1,209 million, and a decrease in deferred income tax expenses of the Unicom Group amounting to approximately RMB232 million. Accordingly, profit for the year of the Unicom Group would decrease by approximately RMB696 million.

3.
The amounts are based on the audited consolidated financial statements of the Netcom Group for the year ended 31 December 2007 set out in Appendix I to the Explanatory Statement, and after certain figures have been reclassified to conform to the accounting policies and the presentation of the Unicom Group’s audited financial statements for the year ended 31 December 2007.

4.	The adjustments reflect the following:

a)
The adjustment represents the estimated financial impact of issuing new Unicom Shares in consideration of the cancellation of the Scheme Shares under the Scheme and the elimination of Unicom´s investment in Netcom using merger accounting. As described in this document, Unicom will allot and issue approximately 10.1 billion new Unicom Shares as consideration for the Share Proposal (including those underlying the Unicom ADSs to be issued under the ADS Proposal) and the enlarged issued share capital of Unicom will be approximately 23.76 billion Unicom Shares immediately following the issue of such new Unicom Shares, based on the Share Exchange Ratio and the outstanding number of Unicom Shares and Netcom Shares respectively on the Last Trading Date and assuming that none of the outstanding Netcom Options or Unicom Options had been exercised. The fair value of the new Unicom Shares to be issued at the date of completion of the Proposed Merger may be different from the fair value of the new Unicom Shares used in the preparation of the unaudited pro forma consolidated balance sheet of the Enlarged Group as presented above. In this circumstance, the actual adjustment to the share premium and reserve resulting from the Proposed Merger may be different from those presented above.

b)
The adjustment represents the estimated professional fees and other transaction costs directly attributable to the Proposed Merger of approximately RMB320 million which is expensed in the unaudited pro forma consolidated income statement.

c)	The adjustment represents the elimination of inter-company receivables and payables between the Unicom Group and the Netcom Group as at 31 December 2007.

d)
The adjustment represents the elimination of inter-company transactions between the Unicom Group and the Netcom Group for the year ended 31 December 2007, including interconnection revenue and charges amounting to approximately RMB1,151 million and leased line revenue and charges amounting to approximately RMB27 million.

e)
Pursuant to the Special Purpose Unicom Share Option Scheme, the Netcom Options outstanding as at the Scheme Record Time will be cancelled and the Netcom Optionholders will be granted Special Unicom Options as consideration for the cancellation of their Netcom Options. Unicom has estimated the fair value of the Special Unicom Options assuming the Proposed Merger had been completed on the Last Trading Date and considered that the cancellation of the Netcom Options outstanding as at the Scheme Record Time and the grant of the Special Unicom Options to the Netcom Optionholders will have no significant impact on the Unaudited Pro Forma Consolidated Financial Information. Since the estimated fair values of the Netcom Options and the Special Unicom Options will be changed upon completion of the Proposed Merger, there may be significant impact on the consolidated financial information if the fair value of the Special Unicom Options is significantly higher than the Netcom Options at that time.

5.
The Unaudited Pro Forma Consolidated Financial Information has been prepared based on the unaudited pro forma financial information reflecting the CDMA Business Disposal as set out in the Disposal of CDMA Business Circular, after considering the pro forma adjustments as set out above.

Although Unicom expects the CDMA Business Disposal will be completed before the completion of the Proposed Merger, the CDMA Business Disposal and the Proposed Merger are two separate and independent transactions. In order to give investors additional information, Unicom has presented the Unaudited Pro Forma Consolidated Financial Information below assuming that there is no CDMA Business Disposal:

(In RMB million)	Unicom Group	Netcom Group	Pro forma adjustments	Note	The Enlarged Group

As at 31 December 2007
Total Assets	149,422	186,428	(163)	(a)	335,687
Total Liabilities	52,205	104,376	(163)	(a)	156,738
			320	(c)
Capital and reserves attributable to Unicom’s equity holders	97,213	82,052	(320)	(c)	178,945

For the year ended 31 December 2007
Revenue	99,539	84,081	(1,579)	(b)	182,041
Profit for the year	9,301	12,095	(320)	(c)	21,076

- III-9 -

Notes:

(a)	The adjustment represents the elimination of inter-company receivables and payables between the Unicom Group and the Netcom Group as at 31 December 2007.

(b)
The adjustment represents the elimination of inter-company transactions between the Unicom Group and the Netcom Group for the year ended 31 December 2007 including interconnection revenue and charges generated from CDMA business.

(c)	The adjustment represents the estimated professional fees and other transaction costs directly attributable to the Proposed Merger expensed in the unaudited pro forma consolidated income statement.

6.
The unaudited pro forma adjusted net tangible assets of the Enlarged Group as at 31 December 2007 is based on the unaudited pro forma adjusted net assets of the Enlarged Group attributable to equity holders of Unicom as at 31 December 2007 of approximately RMB203,907 million less intangible assets (i.e. goodwill, purchased software and other intangible assets) of the Enlarged Group as at 31 December 2007 of approximately RMB5,343 million.

7.
The number of the Unicom Shares used for the calculation of this figure is approximately 23,764 million Unicom Shares, comprising approximately 13,662 million Unicom Shares issued and outstanding and approximately 10,102 million new Unicom Shares to be issued, based on the outstanding number of the Unicom Shares and the Netcom Shares respectively on the Last Trading Date and assuming that none of the outstanding Netcom Options or Unicom Options had been exercised.

8.	No other adjustment has been made to reflect any trading result or other transaction of the Unicom Group and the Netcom Group entered into subsequent to 31 December 2007.

- III-10 -

2.	ACCOUNTANT’S REPORT ON THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of an accountant’s report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for inclusion in this document, in respect of the unaudited pro forma consolidated financial information of the Enlarged Group.

ACCOUNTANT’S REPORT ON THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE ENLARGED GROUP TO THE DIRECTORS OF CHINA UNICOM LIMITED

We report on the unaudited pro forma consolidated financial information set out on pages III-1 to III-11 under the heading of “Unaudited Pro Forma Consolidated Financial Information of the Enlarged Group” (the “Unaudited Pro Forma Consolidated Financial Information”) in Appendix III to the explanatory statement (“Explanatory Statement”) of the document dated 15 August 2008 (the “Scheme Document”) jointly issued by China Unicom Limited (“Unicom”) and China Netcom Group Corporation (Hong Kong) Limited (“Netcom”) in connection with the proposed merger (the “Proposed Merger”) of Unicom and Netcom by way of a scheme of arrangement of Netcom, which is included in Appendix IV to the circular dated 15 August 2008 (the “Unicom Circular”) issued by Unicom in connection with the very substantial acquisition by Unicom of 100% of the equity interest of Netcom in connection with the Proposed Merger. The Unaudited Pro Forma Consolidated Financial Information has been prepared by the directors of Unicom (the “Unicom Directors”), for illustrative purposes only, to provide information about how the Proposed Merger might have affected the relevant financial information of Unicom and its subsidiaries (the “Unicom Group”). The basis of preparation of the Unaudited Pro Forma Consolidated Financial Information is set out on pages III-1 to III-11 in Appendix III to the Explanatory Statement of the Scheme Document.

Respective Responsibilities of the Unicom Directors and the Reporting Accountant

It is the responsibility solely of the Unicom Directors to prepare the Unaudited Pro Forma Consolidated Financial Information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by Rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Consolidated Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Consolidated Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated balance sheet as at 31 December 2007, audited consolidated income statement and cash flow statement for the year ended 31 December 2007 of the Unicom Group with the audited financial statements of the Unicom Group for the year ended 31 December 2007 as set out in Appendix II to the Explanatory Statement of the Scheme Document, which is included in Appendix IV to the Unicom Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Consolidated Financial Information with the Unicom Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Consolidated Financial

- III-11 -

Information has been properly compiled by the Unicom Directors on the basis stated, that such basis is consistent with the accounting policies of the Unicom Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Consolidated Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Consolidated Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Unicom Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

—    the financial position of the Unicom Group as at 31 December 2007 or any future date, or

—    the results and cash flows of the Unicom Group for the year end 31 December 2007 or any future periods.

Opinion

In our opinion:

a)	the Unaudited Pro Forma Consolidated Financial Information has been properly compiled by the Unicom Directors on the basis stated;

b)	such basis is consistent with the accounting policies of the Unicom Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Consolidated Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountant
sHong Kong, 15 August 2008

- III-12 -

APPENDIX IV	GENERAL INFORMATION ON NETCOM

1.           RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Scheme and Netcom.

The information contained in this document relating to the Unicom Group, Unicom Parent and Unicom BVI has been supplied by Unicom. The issue of this document has been approved by the Netcom Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document so far as it relates to the Netcom Group, Netcom Parent and Netcom BVI only and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinons expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any of the statements relating to the Netcom Group, Netcom Parent and Netcom BVI in this document misleading.

2.           SHARE CAPITAL

(a)           As at the Latest Practicable Date, the authorised and issued share capital of Netcom were as follows:

Authorised Share Capital:	US$

25,000,000,000 Netcom Shares	1,000,000,000
=============

Issued and Fully Paid-up Share Capital:

6,699,197,200 Netcom Shares	267,967,888
=============

(b)	All of the Netcom Shares rank pari passu in all respects as regards rights to capital, dividends and voting.

(c)	Netcom issued 24,868,800 new Netcom Shares pursuant to the exercise of Netcom Options after 31 December 2007, being the end of the last financial year of Netcom, up to the Latest Practicable Date.

(d)	As at the Latest Practicable Date, there were 7,098,720 Netcom ADSs outstanding. Each Netcom ADS represents 20 Netcom Shares.

(e)	As at the Latest Practicable Date, there were 125,836,260 Netcom Options outstanding. If all of such Netcom Options are exercised, a total of 125,836,260 new Netcom Shares will be issued. These Netcom Options were issued pursuant to the Netcom Share Option Scheme. Two grants of the Netcom Options were made by Netcom. The Netcom Options granted on 22 October 2004, of which 66,864,360 Netcom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$8.40 and may be exercised in stages from 17 May 2006 to 16 November 2010. The Netcom Options granted on 6 December 2005, of which 58,971,900 Netcom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$12.45 and may be exercised in stages from 6 December 2007 to 5 December 2011.

(f)	Other than the Netcom Shares, the Netcom ADSs and the Netcom Options, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Netcom Shares which are issued by Netcom.

3.           MARKET PRICES

Netcom Shares

The table below shows the closing prices of the Netcom Shares as quoted on the Hong Kong Stock Exchange on (1) the Latest Practicable Date, (2) the Last Trading Date and (3) at the end of each of the calendar months during the Relevant Period:

Date	Closing Price for each Netcom Share
	(HK$)

31 December 2007	23.45
31 January 2008	23.80
29 February 2008	24.65
31 March 2008	22.40
30 April 2008	23.50
23 May 2008 (Last Trading Date)	27.05
30 May 2008	27.05	(1)
30 June 2008	21.25
31 July 2008	24.00
12 August 2008 (Latest Practicable Date)	23.00

Note:

(1)           This is the closing price on the Last Trading Date. The Netcom Shares were suspended from trading on the Hong Kong Stock Exchange from 12:26 p.m. (Hong Kong time) on the Last Trading Date and resumed trading at 9:30 a.m. (Hong Kong time) on
                 3 June 2008.

During the Relevant Period, the highest closing price of the Netcom Shares as quoted on the Hong Kong Stock Exchange was HK$27.05 each on 23 May 2008 and the lowest closing price of the Netcom Shares as quoted on the Hong Kong Stock Exchange was HK$19.90 each on 20 March 2008.

Netcom ADSs

The table below shows the closing prices of the Netcom ADSs as quoted on the New York Stock Exchange on (1) the Latest Practicable Date, (2) the Last ADS Trading Date and (3) at the end of each of the calendar months during the Relevant Period:

Date	Closing Price for each Netcom ADS
	(US$)

31 December 2007	59.40
31 January 2008	62.35
29 February 2008	61.23
31 March 2008	57.99
30 April 2008	61.05
22 May 2008 (Last ADS Trading Date)	61.97
30 May 2008	61.97	(1)
30 June 2008	54.59
31 July 2008	60.58
11 August 2008 (Latest Practicable Date)	59.57

Note:

(1)           This is the closing price on the Last ADS Trading Date. The Netcom ADSs were suspended from trading on the New York Stock Exchange from 9:30 a.m. (New York time) on 23 May 2008 and resumed trading at 9:30 a.m. (New York time) on 3 June 2008.

During the Relevant Period, the highest closing price of the Netcom ADSs as quoted on the New York Stock Exchange was US$68.50 each on 23 May 2008 and the lowest closing price of the Netcom ADSs as quoted on the New York Stock Exchange was US$52.30 each on 26 June 2008.

4.           SHAREHOLDINGS IN NETCOM SECURITIES

(a)           As at the Latest Practicable Date, the following Netcom Directors and chief executive of Netcom had, or were deemed to have, interests or short positions in the Netcom Shares, underlying Netcom Shares or debentures of Netcom or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to Netcom and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have undersuch provisions of the SFO), or which are required, pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to Netcom and the Hong Kong Stock Exchange:

Name of Netcom Director	Number and Description of Equity Derivatives(1)	Number of Underlying Netcom Shares Involved in the Netcom Options	% of Shareholding

Zuo Xunsheng	455,500	455,500	0.007%
Li Fushen	480,000	480,000	0.007%
Yan Yixun	354,000	354,000	0.005%
		－－－－－－－	－－－－－－－
Total		1,289,500	0.019%
		=============	=============

Note:

(1)            The Netcom Options were all granted on 22 October 2004 under the Netcom Share Option Scheme. Grantees of such Netcom Options are entitled to exercise the Netcom Options at a price of HK$8.40 each in the following periods:

        (i)         in respect of 40% of the Netcom Options granted, from 17 May 2006 to 16 November 2010;

        (ii)        in respect of a further 20% of the Netcom Options granted, from 17 May 2007 to 16 November 2010;

        (iii)       in respect of a further 20% of the Netcom Options granted, from 17 May 2008 to 16 November 2010; and

        (iv)       in respect of the remaining 20% of the Netcom Options granted, from 17 May 2009 to 16 November 2010.

(b)           As at the Latest Practicable Date, entities (other than exempt principal traders) which control or are controlled by or under the same control as Citigroup held the following interests in Netcom:

Netcom Securities	Expiry Period	Exercise Price	Quantity Held	Conversion Rate	Conversion Amount Netcom Shares

Netcom Shares			3,429,500
Netcom ADSs			13,209	20	264,180
Call Options on Netcom ADSs	September 2008	US$70.00	6(1)	100	12,000

The above interests have been disclosed in this document due to Citigroup’s role as the financial adviser to Netcom.

Note:

        (1)           Short position.

(c)           As at the Latest Practicable Date:

(i)	save as disclosed in paragraph 4(b) of this Appendix IV, none of the subsidiaries of Netcom, any of the pension funds of the Netcom Group and any adviser to Netcom as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) owned or controlled any Netcom Securities;

(ii)	there were no arrangements of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code between Netcom, or any person who is an associate of Netcom by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code, and any other person;

(iii)	save as disclosed in paragraph 4(b) of this Appendix IV, no fund managers (other than exempt fund managers) connected with Netcom who managed funds on a discretionary basis owned or controlled any Netcom Securities; and

(iv)	none of the Netcom Directors had borrowed or lent any Netcom Securities.

5.           DEALINGS IN NETCOM SECURITIES

(a)	During the Relevant Period, save as disclosed in this paragraph 5(a) below, none of the Netcom Directors had dealt for value in any Netcom Securities:

Name	Date	Type of Transaction	Number of Netcom Securities	Price

Zuo Xunsheng	5 May 2008	Exercise of Netcom Options	24,500 Netcom Options	HK$8.40 for each Netcom Option
	5 May 2008	Sale	24,500 Netcom Shares	HK$25.50 for each Netcom Share

(b)	During the period commencing from 2 June 2008, being the date of the Announcement, and ending on the Latest Practicable Date, the following entities (other than exempt principal traders) which control or are controlled by or under the same control as Citigroup had dealt for value in Netcom Shares and Netcom ADSs:

Netcom ADS

Name	Settlement Date	Type of Transaction	Number of Netcom ADSs	Price for each Netcom ADS

Citigroup Global Markets, Inc.	17 July 2008	Sale	1,708	US$60.876
	17 July 2008	Sale	310	US$60.83

	1 August 2008	Sale	27	US$61.64

(c)          During the period commencing from 2 June 2008, being the date of the Announcement, and ending on the Latest Practicable Date:

(i)	save as disclosed in paragraph 5(b) of this Appendix IV, none of the subsidiaries of Netcom, any of the pension funds of the Netcom Group and any adviser to Netcom as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) had dealt for value in any Netcom Securities;

(ii)	no person who had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Netcom or with any person who is an associate of Netcom by virtue of classes (1), (2), (3) and (4) of the definition of “associate” under the Takeovers Code had dealt for value in any Netcom Securities; and

(iii)	no fund managers (other than exempt fund managers) connected with Netcom who managed funds on a discretionary basis had dealt for value in any Netcom Securities.

6.           SHAREHOLDINGS IN UNICOM SECURITIES

(a)	As at the Latest Practicable Date:

	(i)	Li Jianguo, an executive Netcom Director, held 602,000 Unicom Shares; and

	(ii)	Timpson Chung Shui Ming, an independent non-executive Netcom Director, held 6,000 Unicom Shares.

(b)	As at the Latest Practicable Date, entities (other than exempt principal traders) which control or are controlled by or under the same control as Citigroup held the following interests in Unicom:

Unicom Securities	Quantity Held	Conversion Rate	Conversion Amount - Unicom Shares

Unicom Shares	13,914,000
Unicom ADSs	502,570	10	5,025,700

The above interests have been disclosed in this document due to Citigroup’s role as the financial adviser to Netcom.

(c)	As at the Latest Practicable Date:

(i)	save as disclosed in paragraph 6(a) of this Appendix IV, neither Netcom nor any of the Netcom Directors was interested in any Unicom Securities or had borrowed or lent any Unicom Securities;

(ii)	save as disclosed in paragraph 6(b) of this Appendix IV, none of the subsidiaries of Netcom, any of the pension funds of the Netcom Group and any adviser to Netcom as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) owned or controlled any Unicom Securities; and

(iii)	save as disclosed in paragraph 6(b) of this Appendix IV, no fund managers (other than exempt fund managers) connected with Netcom who managed funds on a discretionary basis owned or controlled any Unicom Securities.

7.           DEALINGS IN UNICOM SECURITIES

(a)	During the Relevant Period, save as disclosed in this paragraph 7(a) below, neither Netcom nor any of the Netcom Directors had dealt for value in any Unicom Securities:

Name	Date	Type of Transaction	Number of Unicom Securities	Price

Timpson Chung Shui Ming	12 December 2007	Purchase	6,000 Unicom Shares	HK$15.64 for each Unicom Share
Li Jianguo	28 February 2008	Exercise of Unicom Options	292,000 Unicom Options	HK$15.42 for each Unicom Option
	28 February 2008	Sale	292,000 Unicom Shares	HK$19.74 for each Unicom Share
	8 July 2008	Exercise of Unicom Options	142,000 Unicom Options	HK$5.92 for each Unicom Option
	8 July 2008	Exercise of Unicom Options	460,000 Unicom Options	HK$6.35 for each Unicom Option

(b)	During the period commencing from 2 June 2008, being the date of the Announcement, and ending on the Latest Practicable Date, the following entities (other than exempt principal traders) which control or are controlled by or under the same control as Citigroup had dealt for value in Unicom Shares and Unicom ADSs:

                                 Unicom Shares

Name	Settlement Date	Type of Transaction	Number of Unicom Shares	Price for each Unicom Share

Nikko Asset Management Co. Ltd.	12 June 2008	Purchase	50,000	HK$14.18
Citigroup Global Markets Asia Limited	7 August 2008	Purchase	20,000	HK$16.02
	7 August 2008	Sale	20,000	HK$15.96

                                 Unicom ADSs

Name	Settlement Date	Type of Transaction	Number of Unicom ADSs	Price for each Unicom ADS

Citigroup Global Markets, Inc	5 June 2008	Sale	100	US$19.206
	2 July 2008	Sale	51	US$18.46
	2 July 2008	Sale	26	US$18.45
	2 July 2008	Sale	68	US$18.47
	2 July 2008	Sale	57	US$18.48
	11 July 2008	Sale	200	US$19.47
	4 August 2008	Sale	34	US$20.33
	4 August 2008	Sale	606	US$20.341
	8 August 2008	Sale	600	US$20.232

(c)	During the period commencing from 2 June 2008, being the date of the Announcement, and ending on the Latest Practicable Date:

(i)	save as disclosed in paragraph 7(b) of this Appendix IV, none of the subsidiaries of Netcom, any of the pension funds of the Netcom Group and any adviser to Netcom as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) had dealt for value in any Unicom Securities;

(ii)	no person who had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Netcom or with any person who is an associate of Netcom by virtue of classes (1), (2), (3) and (4) of the definition of “associate” under the Takeovers Code had dealt for value in any Unicom Securities; and

(iii)	save as disclosed in paragraph 7(b) of this Appendix IV, no fund managers (other than exempt fund managers) connected with Netcom who managed funds on a discretionary basis had dealt for value in any Unicom Securities.

8.           MATERIAL LITIGATION

As at the Latest Practicable Date, none of the members of the Netcom Group was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Netcom Directors to be pending or threatened by or against any member of the Netcom Group.

9.           ARRANGEMENTS AFFECTING NETCOM DIRECTORS

As at the Latest Practicable Date:

(1)	no benefit (save for statutory compensation required under appropriate laws) would be given to any Netcom Director as compensation for loss of office or otherwise in connection with the Scheme;

(2)
save for the Proposals, there are no agreements or arrangements between any Netcom Director and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme; and

(3)	there are no material contracts entered into by Unicom in which any Netcom Director has a material personal interest.

10.        SERVICE CONTRACTS

As at the Latest Practicable Date, there were no service contracts entered into by any Netcom Directors with Netcom or any of its subsidiaries or associated companies (1) which (including both continuous or fixed term contracts) had been entered into or amended within six months before the date of the Announcement, (2) which were continuous contracts with a notice period of 12 months or more or (3) which were fixed term contracts with more than 12 months to run irrespective of the notice period.

11.         MATERIAL CONTRACTS

The following contracts (being contracts not entered into in the ordinary course of business of the Netcom Group) have been entered into by members of the Netcom Group after the date two years before 2 June 2008, being the date of the Announcement, up to and including the Latest Practicable Date and which are or may be material:

(1)
a strategic alliance agreement entered into between Netcom and Telefónica dated 14 November 2005, and as amended by an agreement between Netcom and Telefónica dated 12 November 2006, in connection with the cooperation of Netcom and Telefónica in certain areas, including, among others, management exchange, international business including voice and IP peering, call centres, mobile services, technological assistance in the areas of VAS, IPTV solutions, mobile content and other related areas as well as the co-operation in the purchase of technology, end user equipment and infrastructure;

(2)
a share purchase agreement dated 2 June 2006 entered into among China Netcom Corporation International Limited (the “Seller”), Netcom, Northern Trust (Guernsey) Limited as custodian for Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (“Ashmore”) and Spinnaker Global Opportunity Fund Limited (“Spinnaker” and together with Ashmore, the “Purchasers”) in relation to the disposal by the Seller of the entire equity interests in Asia Netcom Corporation Limited to the Purchasers for a total cash consideration of US$168,840,000;

(3)
an asset transfer agreement dated 15 January 2007 entered into between Netcom Parent and China Netcom (Group) Company Limited in relation to the disposal of the telecommunications operations of China Netcom (Group) Company Limited in Shanghai Municipality and Guangdong Province and related assets and liabilities to Netcom Parent at a total cash consideration of RMB3.5 billion;

(4)
an equity interest transfer agreement entered into between China Netcom Group System Integration Limited Corporation and China Netcom Group Beijing Communications Corporation on 5 December 2007, pursuant to which China Netcom System Integration Limited Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298,915,300;

(5)
a loan agreement entered into between Netcom and Netcom BVI dated on 17 December 2007, pursuant to which Netcom BVI extended a loan of HK$83 million to Netcom at an annual interest rate of 6 months HIBOR plus 0.1%; and

(6)
a loan agreement entered into between Netcom and China Netcom Corporation (BVI) Limited dated on 17 December2007, pursuant to which China Netcom Corporation (BVI) Limited extended a loan of HK$347 million to Netcom at an annual interest rate of 6 months HIBOR plus 0.1%.

12.           EXPERTS

The names and qualifications of the professional advisers to Netcom who have been named in this document or given their opinion or advice which are contained in this document are set out below:

Name	Qualification

Citigroup Global Markets Asia Limited
A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities

N M Rothschild & Sons (Hong Kong) Limited	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

13.           CONSENTS

(a)	Citigroup has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they respectively appear.

(b)
Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion of the text of its letter and references to its name in the form and context in which they respectively appear.

APPENDIX V	GENERAL INFORMATION ON NETCOM

1.           RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Scheme and Unicom.

The information contained in this document relating to the Netcom Group, Netcom Parent and Netcom BVI has been supplied by Netcom. The issue of this document has been approved by the Unicom Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that in relation to the Netcom Group, Netcom Parent and Netcom BVI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any of the statements in this document (other than those in relation to the Netcom Group, Netcom Parent and Netcom BVI) misleading.

2.	SHARE CAPITAL

	(a)	As at the Latest Practicable Date, the authorised and issued share capital of Unicom were as follows:

Authorised Share Capital:	HK$

30,000,000,000 Unicom Shares	3,000,000,000
=============
Issued and Fully Paid-up Share Capital:

13,664,951,945 Unicom Shares	1,366,495,195
=============

(b)	All the Unicom Shares rank pari passu in all respects as regards rights to capital, dividends and voting.

(c)	Unicom issued 30,662,000 Unicom Shares pursuant to the exercise of Unicom Options after 31 December 2007, being the end of the last financial year of Unicom, up to the Latest Practicable Date.

(d)	No Unicom Shares have been repurchased by Unicom after 31 December 2007, being the end of the last financial year of Unicom.

(e)	As at the Latest Practicable Date, there were 40,060,116 Unicom ADSs outstanding. Each Unicom ADS represents 10 Unicom Shares.

(f)
As at the Latest Practicable Date, there were 224,547,600 Unicom Options outstanding. If all of such Unicom Options are exercised, a total of 224,547,600 Unicom Shares will be issued. These Unicom Options were issued pursuant to the Unicom Share Option Schemes. The Unicom Options granted pursuant to the Unicom Pre-Global Offering Share Option Scheme on 22 June 2000, of which 16,977,600 Unicom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$15.42 and may be exercised from 22 June 2002 to 21 June 2010. The Unicom Options granted pursuant to the Unicom Share Option Scheme:

(i) on 30 June 2001, of which 4,390,000 Unicom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$15.42 and may be exercised from 30 June 2001 to 22 June 2010;

(ii) on 10 July 2002 had an exercise price of HK$6.18 and might be exercised in stages from 10 July 2003 to 9 July 2008. All of these Unicom Options have lapsed;

(iii) on 21 May 2003, of which 9,286,000 Unicom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$4.30 and may be exercised in stages from 21 May 2004 to 20 May 2009;

(iv)
on 20 July 2004, of which 41,316,000 Unicom Options were outstanding as at the Latest Practicable Date, have an exercise price of HK$5.92 and may be exercised in stages from 20 July 2005 to 19 July 2010;

(v)
on 21 December 2004, of which 654,000 Unicom Option were outstanding as at the Latest Practicable Date, have an exercise price of HK$6.20 and may be exercised in stages from 21 December 2005 to 20 December 2010; and

(vi)
on 15 February 2006, of which 151,924,000 Unicom Option were outstanding as at the Latest Practicable Date, have an exercise price of HK$6.35 and may be exercised in stages from 15 February 2008 to 14 February 2012.

(g)
Other than the Unicom Shares, the Unicom ADSs and the Unicom Options, there are no other options, derivatives, warrants or other securities convertible or exchangeable into Unicom Shares which are issued by Unicom.

(h)	There has been no reorganisation of the capital of Unicom during the two financial years preceding the date of the Announcement.

3.           MARKET PRICES

Unicom Shares

The table below shows the closing prices of the Unicom Shares as quoted on the Hong Kong Stock Exchange on (1) the Latest Practicable Date, (2) the Last Trading Date and (3) at the end of each of the calendar months during the Relevant Period:

Date	Closing Price for each Unicom Share
	(HK$)

31 December 2007	17.90
31 January 2008	17.98
29 February 2008	17.14
31 March 2008	16.38
30 April 2008	16.88
23 May 2008 (Last Trading Date)	18.48
30 May 2008	18.48	(1)
30 June 2008	14.48
31 July 2008	16.18
12 August 2008 (Latest Practicable Date)	15.46

Note:

(1)
This is the closing price on the Last Trading Date. The Unicom Shares were suspended from trading on the Hong Kong Stock Exchange from 12:26 p.m. (Hong Kong time) on the Last Trading Date and resumed trading at 9:30 a.m. (Hong Kong time) on 3 June 2008.

                 During the Relevant Period, the highest closing price of the Unicom Shares as quoted on the Hong Kong Stock Exchange was HK$19.58 each on 18 February 2008 and the lowest closing price of the Unicom Shares as quoted on the Hong Kong Stock Exchange was HK$13.92 each on 10 June 2008.

Unicom ADSs

The table below shows the closing prices of the Unicom ADSs as quoted on the New York Stock Exchange on (1) the Latest Practicable Date, (2) the Last ADS Trading Date and (3) at the end of each of the calendar months during the Relevant Period:

Date	Closing Price for each Unicom ADS
	(US$)

31 December 2007	22.40
31 January 2008	23.67
29 February 2008	21.23
31 March 2008	21.27
30 April 2008	21.57
22 May 2008 (Last ADS Trading Date)	20.96
30 May 2008	20.96	(1)
30 June 2008	18.52
31 July 2008	20.46
11 August 2008 (Latest Practicable Date)	20.01

Note:

(1)
This is the closing price on the Last ADS Trading Date. The Unicom ADSs were suspended from trading on the New York Stock Exchange from 9:30 a.m. (New York time) on 23 May 2008 and resumed trading at 9:30 a.m. (New York time) on 3 June 2008.

During the Relevant Period, the highest closing price of the Unicom ADSs as quoted on the New York Stock Exchange was US$25.07 each on 1 February 2008 and the lowest closing price of the Unicom ADSs as quoted on the New York Stock Exchange was US$17.49 each on 11 June 2008.

4.	SHAREHOLDINGS IN NETCOM SECURITIES

	(a)	As at the Latest Practicable Date:

		(i)	neither Unicom nor any of the Unicom Directors was interested in any Netcom Securities or had borrowed or lent any Netcom Securities; and

		(ii)	none of the parties acting in concert with Unicom owned or controlled any Netcom Securities or had borrowed or lent any Netcom Securities.

(b)
As at the Latest Practicable Date, the shareholdings in Netcom owned or controlled by the persons who, prior to the despatch of this document, had given irrevocable undertakings to Unicom to vote in favour of all of the resolutions to approve the Scheme and any related matters for the implementation of the Scheme to be proposed at the Court Meeting and the Netcom EGM are as follows:

Netcom Shareholder	Number of Netcom Shares Held	% of Shareholding

Netcom BVI	4,647,449,014	69.37%
Telefónica	333,971,305	4.99%
	－－－－－－－	－－－－－－－
Total	4,981,420,319	74.36%
	=============	=============

In addition, Netcom BVI has received an irrevocable instruction to vote in favour of all of the resolutions to approve the Scheme and any related matters for the implementation of the Scheme to be proposed at the Court Meeting and the Netcom EGM in respect of the 149,683,549 Netcom Shares, representing approximately 2.23% of the issued share capital of Netcom as at the Latest Practicable Date, which Netcom BVI holds as trustee on behalf of a state-owned entity.

5.	DEALINGS IN NETCOM SECURITIES

	(a)	During the Relevant Period, save as disclosed in this paragraph 5(a) below, neither Unicom nor any of the Unicom Directors had dealt for value in any Netcom Securities:

		Name		Date	Type of Transaction	Number of Netcom Securities	Price

		Tong Jilu(1)	12 February 2008	Purchase	20,000 Netcom Shares	HK$22.25
			18 February 2008	Sale	20,000 Netcom Shares	HK$26.10

Note:

		(1)	Director of each of Unicom, Unicom Parent and Unicom A Share Company.

(b)
During the Relevant Period, the following entities (other than exempt fund managers) which control or are controlled by or under the same control as JPMorgan had dealt for value in Netcom Shares and Netcom ADSs[1]:

        Netcom Shares

            The following transactions took place during the period from 2 December 2007 to May 2008 and are aggregated on a daily basis.

Name	Date	Type of Transaction	Number of Netcom Shares	Average Price (HK$)	Maximum Price (HK$)	Minimum Price (HK$)

Bear Stearns International Limited	6 December 2007	Purchase	10,500	24.80	24.80	24.80
	7 December 2007	Purchase	31,500	24.20	24.20	24.20
	11 December 2007	Purchase	18,000	23.96	23.96	23.96
	11 December 2007	Sale	100,000	24.37	24.37	24.37
	12 December 2007	Purchase	20,000	24.13	24.13	24.13
	17 December 2007	Purchase	50,000	23.68	23.68	23.68
	4 January 2008	Purchase	14,000	23.73	23.73	23.73
	7 January 2008	Purchase	280,000	23.70	23.70	23.70
	8 January 2008	Purchase	17,500	24.45	24.45	24.45
	14 January 2008	Purchase	15,500	24.72	24.81	24.57
	15 January 2008	Purchase	4,000	24.49	24.49	24.49
	21 January 2008	Purchase	150,000	24.98	25.03	24.88
	1 February 2008	Purchase	13,500	24.30	24.30	24.30
	5 February 2008	Purchase	100,000	24.55	24.55	24.55
	20 February 2008	Purchase	50,000	24.53	24.53	24.53
	18 March 2008	Sale	254,000	20.74	20.88	20.63
	25 March 2008	Purchase	200,000	21.46	21.47	21.42
	25 March 2008	Sale	2,000,000	19.46	19.46	19.46
	26 March 2008	Purchase	190,000	21.67	21.82	21.52
	3 April 2008	Purchase	80,000	23.68	23.68	23.68

J.P. Morgan Securities Limited	31 January 2008	Purchase	160,000	24.20	24.20	24.20
	1 February 2008	Purchase	300,000	24.20	24.45	23.75
	19 February 2008	Purchase	18,000	25.00	25.00	25.00
	22 February 2008	Sale	18,000	23.97	23.97	23.97
	29 February 2008	Purchase	439,500	24.53	24.55	24.41
	3 March 2008	Sale	269,500	23.71	23.85	23.60
	4 March 2008	Sale	130,000	23.61	23.71	23.60
	6 March 2008	Purchase	11,500	24.73	24.73	24.73.
	11 March 2008	Sale	12,000	23.70	23.70	23.70
	14 March 2008	Sale	39,500	22.25	22.25	22.25
	18 March 2008	Purchase	11,000	21.25	21.25	21.25
	1 April 2008	Sale	11,000	22.80	22.80	22.80
	2 April 2008	Purchase	270,000	23.96	24.05	23.80
	3 April 2008	Purchase	250,000	23.43	23.75	23.25
	7 April 2008	Purchase	468,500	22.89	23.25	22.60
	10 April 2008	Sale	168,500	22.28	22.30	22.25
	11 April 2008	Sale	100,000	23.00	23.00	23.00
	15 April 2008	Sale	100,000	21.75	21.75	21.75
	17 April 2008	Purchase	293,500	22.75	23.00	22.60
	18 April 2008	Purchase	206,500	22.52	22.65	22.35
	21 April 2008	Purchase	300,000	22.87	23.00	22.80
	24 April 2008	Sale	200,000	23.70	23.75	23.65
	25 April 2008	Purchase	200,000	23.30	23.35	23.25
	29 April 2008	Sale	300,000	23.98	24.05	23.95
	30 April 2008	Purchase	300,000	23.60	23.70	23.50

J.P. Morgan Whitefriars Inc.	10 December 2007	Purchase	87,000	23.68	23.68	23.68
	11 December 2007	Purchase	70,500	24.09	24.09	24.09
	12 December 2007	Purchase	33,000	24.12	24.12	24.12
	21 February 2008	Sale	11,500	24.72	24.72	24.72
	11 March 2008	Sale	7,500	23.72	23.72	23.72
	1 April 2008	Purchase	19,000	23.00	23.00	23.00

                 Note:

                 (1)           Certain exempted dealings undertaken by J.P. Morgan Securities Limited, J.P. Morgan Whitefriars Inc., Bear Stearns & Co., Inc. and Bear Stearns International Limited are excluded as such entities are exempt principal traders

                 The following transactions took place during the period from 2 May 2008 to the Latest Practicable Date.

Name	Date	Type of Transaction	Number of Netcom Shares	Price (HK$)

Bear Stearns International Limited	15 May 2008	Sale	596,500	24.68
	22 May 2008	Purchase	72,000	24.00

J.P. Morgan Securities Limited	2 May 2008	Sale	100,000	24.30
	2 May 2008	Sale	100,000	24.45
	2 May 2008	Sale	100,000	24.60
	2 May 2008	Sale	100,000	24.70
	2 May 2008	Sale	100,000	25.15
	2 May 2008	Sale	100,000	25.20
	2 May 2008	Sale	100,000	25.25
	5 May 2008	Purchase	100,000	24.50
	8 May 2008	Sale	200,000	25.35
	14 May 2008	Purchase	100,000	25.00
	14 May 2008	Purchase	34,500	25.10
	14 May 2008	Purchase	150,000	25.15
	14 May 2008	Purchase	100,000	25.20
	15 May 2008	Purchase	8,000	23.50
	15 May 2008	Purchase	15,500	23.80
	15 May 2008	Purchase	100,000	23.90
	15 May 2008	Purchase	100,000	24.05
	15 May 2008	Purchase	100,000	24.10
	16 May 2008	Purchase	92,000	23.90
	19 May 2008	Purchase	100,000	23.50
	19 May 2008	Purchase	100,000	23.70
	19 May 2008	Purchase	100,000	23.80
	19 May 2008	Purchase	100,000	24.00
	21 May 2008	Sale	100,000	24.00
	21 May 2008	Sale	100,000	24.20
	22 May 2008	Sale	20,000	23.30
	22 May 2008	Sale	50,000	23.55
	22 May 2008	Sale	20,000	23.60
	22 May 2008	Sale	20,000	23.65
	22 May 2008	Sale	40,000	23.65
	22 May 2008	Sale	50,000	23.70
	22 May 2008	Sale	50,000	23.80
	22 May 2008	Sale	50,000	23.80
	22 May 2008	Sale	50,000	23.90
	22 May 2008	Sale	50,000	23.90
	22 May 2008	Sale	100,000	24.00
	22 May 2008	Sale	100,000	24.05
	23 May 2008	Sale	100,000	24.40
	23 May 2008	Sale	100,000	25.00
	23 May 2008	Purchase	100,000	25.30

                 Netcom ADSs

The following transactions took place during the period from 2 May 2008 to the Latest Practicable Date.

Name	Date	Type of Transaction	Number of Netcom ADSs	Average Price (US$)	Maximum Price (US$)	Minimum Price (US$)

Bear Stearns & Co., Inc.	7 December 2007	Sale	15,500	61.07	61.07	61.07
	28 December 2007	Sale	45,000	60.00	60.00	60.00
	4 January 2008	Purchase	16,350	62.00	62.00	62.00
	7 January 2008	Purchase	28,300	61.00	61.00	61.00
	28 January 2008	Sale	12,000	60.00	60.00	60.00
	28 January 2008	Purchase	51,600	62.10	62.10	62.10
	20 February 2008	Sale	4	62.77	62.77	62.77
	6 March 2008	Sale	10,000	59.92	59.92	59.92
	7 March 2008	Sale	10,000	58.65	58.65	58.65
	14 March 2008	Sale	9,000	57.72	57.72	57.72
	19 March 2008	Sale	19,000	54.29	54.29	54.29
	20 March 2008	Sale	2	53.65	53.65	53.65
	27 March 2008	Sale	200	57.45	57.45	57.45
	28 March 2008	Sale	7,900	58.31	58.31	58.31
	31 March 2008	Purchase	100	58.21	58.21	58.21
	1 April 2008	Purchase	100	61.81	61.81	61.81
	3 April 2008	Sale	17,500	60.38	60.38	60.38

J.P. Morgan Securities Limited	30 January 2008	Sale	8,000	64.57	64.57	64.57
	31 January 2008	Sale	15,000	62.99	62.99	62.99
	1 April 2008	Sale	26,000	62.07	62.07	62.07
	4 April 2008	Sale	12,100	61.55	61.55	61.55
	7 April 2008	Sale	11,325	58.71	58.71	58.71
	11 April 2008	Purchase	18,425	57.01	57.01	57.01
	16 April 2008	Sale	25,000	59.45	59.45	59.45
	18 April 2008	Sale	15,172	59.38	59.38	59.38
	21 April 2008	Purchase	172	58.05	58.05	58.05

The following transactions took place during the period from 2 May 2008 to the Latest Practicable Date.

Name	Date	Type of Transaction	Number of Netcom ADSs	Price (US$)

J.P. Morgan Securities Limited	16 May 2008	Sale	15,000	62.73
	21 May 2008	Purchase	40,000	60.06

(c)	During the Relevant Period

	(i)	save as disclosed in paragraphs 5(a) and 5(b) of this Appendix V, none of the parties acting in concert with Unicom had dealt for value in any Netcom Securities;

	(ii)	none of the persons referred to in paragraph 4(b) of this Appendix V had dealt for value in any Netcom Securities; and

(iii)
no persons who had any arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Unicom or any of the parties acting in concert with Unicom had dealt for value in any Netcom Securities.

6.           SHAREHOLDINGS IN UNICOM SECURITIES

(a)
As at the Latest Practicable Date, the following Unicom Directors and chief executive of Unicom had, or were deemed to have, interests or short positions in the Unicom Shares, underlying Unicom Shares or debentures of Unicom or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to Unicom and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to Unicom and the Hong Kong Stock Exchange:

Name of Unicom Director	Capacity and Nature	Date of Grant of Unicom Options	Exercise Price	Number of Outstanding Unicom Options(1)(2)	% of Shareholding

Chang Xiaobing	Beneficial owner (Personal)	21 December 2004	HK$6.20	526,000
		15 February 2006	HK$6.35	800,000
				－－－－－－－	－－－－－－－
				1,326,000	0.010%

Tong Jilu	Beneficial owner	30 June 2001	HK$15.42	292,000
	(Personal)	20 July 2004	HK$5.92	92,000
		15 February 2006	HK$6.35	500,000

	Beneficial owner	20 July 2004	HK$5.92	32,000
	(Spouse)	15 February 2006	HK$6.35	40,000
				－－－－－－－	－－－－－－－
				956,000	0.007%

Li Gang	Beneficial owner (Personal)	15 February 2006	HK$6.35	500,000	0.004%

Zhang Junan	Beneficial owner (Personal)	15 February 2006	HK$6.35	500,000	0.004%

Lu Jianguo	Beneficial owner	22 June 2000	HK$15.42	292,600
	(Personal)	20 July 2004	HK$5.92	292,000
		15 February 2006	HK$6.35	500,000
				──────	─────
				1,084,600	0.008%

Wu Jinglian	Beneficial owner	21 May 2003	HK$4.30	292,000
	(Personal)	20 July 2004	HK$5.92	292,000
				──────	─────
				584,000	0.004%

Shan Weijian	Beneficial owner	21 May 2003	HK$4.30	292,000
	(Personal)	20 July 2004	HK$5.92	292,000
				───────	──────
				584,000	0.004%
Total				5,534,600	0.041%
				=============	=============

                 Notes:

                      (1)                    Each Unicom Option gives the holder the right to subscribe for one Unicom Share.

                           (2)                     Particulars of the Unicom Options are as follows:

Date of Grant	Exercise Period

Options granted pursuant to the Unicom Pre-Global Offering Share Option Scheme

22 June 2000	22 June 2002 to 21 June 2010

Options granted pursuant to the Unicom Share Option Scheme

30 June 2001	30 June 2001 to 22 June 2010

21 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the Unicom Options granted)
21 May 2005 to 20 May 2009 (in respect of 30% of the Unicom Options granted)
21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the Unicom Options granted)

20 July 2004	20 July 2005 to 19 July 2010 (in respect of 40% of the Unicom Options granted)
20 July 2006 to 19 July 2010 (in respect of 30% of the Unicom Options granted)
20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the Unicom Options granted)

21 December 2004	21 December 2005 to 20 December 2010 (in respect of 40% of the Unicom Options granted)
21 December 2006 to 20 December 2010 (in respect of 30% of the Unicom Options granted)
21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the Unicom Options granted)

15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the Unicom Options granted)
15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the Unicom Options granted)

(b)	As at the Latest Practicable Date, the following persons, who are a director or supervisor of Unicom Parent or Unicom A Share Company and are therefore parties acting in concert with Unicom, had the following interests in Unicom Options:

Name	Capacity and Nature	Date of Grant of Unicom Options	Exercise Price	Number of Outstanding Unicom Options(1)(2)	% Shareholding
Jiang Peihua(3)	Beneficial owner	22 June 2000	HK$15.42	1,600
	(Personal)	15 February 2006	HK$6.35	206,000
				－－－－－－－	－－－－－－－
				207,600	0.0015%

Liu Yunjie(4)	Beneficial owner	22 June 2000	HK$15.42	148,600	0.0011%
	(Personal)

Zhang Jian(4)	Beneficial owner	15 February 2006	HK$6.35	218,000	0.0016%
	(Personal)

Zhao Chuanli(5)	Beneficial owner	22 June 2000	HK$15.42	24,400
	(Personal)	15 February 2006	HK$6.35	210,000
				－－－－－－－	－－－－－－－
				234,400	0.0017%

(1)	Each Unicom Option gives the holder the right to subscribe for one Unicom Share.

(2)	Particulars of the Unicom Options are as follows:

Date of Grant	Exercise Period

Options granted pursuant to the Unicom Pre-Global Offering Share Option Scheme

22 June 2000	22 June 2002 to 21 June 2010

Options granted pursuant to the Unicom Share Option Scheme

15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the Unicom Options granted)
15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the Unicom Options granted)

	(3)	Director of Unicom Parent.

	(4)	Director of Unicom A Share Company.

	(5)	Supervisor of Unicom A Share Company.

(c)
As at the Latest Practicable Date, the shareholdings in Unicom owned or controlled by the parties acting in concert with Unicom (other than the directors of Unicom, Unicom Parent and Unicom A Share Company as disclosed in paragraphs 6(a) and 6(b) of this Appendix V) are as follows:

	Unicom Shares Held		% Shareholding
Name	Directly	Indirectly

Unicom Parent	—	9,725,000,020	71.17%

Unicom A Share Company	—	9,725,000,020	71.17%

Unicom BVI	9,725,000,020	—	71.17%

China International Capital Corporation Hong Kong Asset Management Limited (“CICCHKAM”)(1)	1,824,000	—	0.013%

	(1)	CICCHKAM is a fellow subsidiary of CICC, which is the lead financial adviser to Unicom, and is therefore presumed to be a party acting in concert with Unicom in relation to the Proposals under the Takeovers Code. The Unicom Shares were held by CICCHKAM on behalf of discretionary accounts which were under the management of CICCHKAM.

(d)	As at the Latest Practicable Date:

	(i)	save as disclosed in paragraph 6(a) of this Appendix V, none of the Unicom Directors was interested in any Unicom Securities or had borrowed or lent any Unicom Securities;

	(ii)	save as disclosed in paragraphs 6(b) and 6(c) of this Appendix V, none of the parties acting in concert with Unicom owned or controlled any Unicom Securities or had borrowed or lent any Unicom Securities; and

	(iii)	none of the persons referred to in paragraph 4(b) of this Appendix V owned or controlled any Unicom Securities.

7.           DEALINGS IN UNICOM SECURITIES

(a)           During the Relevant Period, the following parties acting in concert with Unicom had dealt for value in Unicom Securities:

Name	Date	Type of Transaction	Number of Unicom Securities	Price

Tong Jilu(1)	1 February 2008	Exercise of Unicom Options	200,000 Unicom Options	HK$5.92 for each Unicom Option
	1 February 2008	Sale	8,000 Unicom Shares	HK$18.42 for each Unicom Share
	1 February 2008	Sale	92,000 Unicom Shares	HK$18.40 for each Unicom Share
	1 February 2008	Sale	50,000 Unicom Shares	HK$18.34 for each Unicom Share
	1 February 2008	Sale	50,000 Unicom Shares	HK$18.30 for each Unicom Share
Jiang Peihua(2)	31 December 2007	Exercise of Unicom Options	10,000 Unicom Options	HK$5.92 for each Unicom Option
	31 December 2007	Sale	10,000 Unicom Shares	HK$17.66 for each Unicom Share
	31 December 2007	Exercise of Unicom Options	130,000 Unicom Options	HK$15.42 for each Unicom Option
	31 December 2007	Sale	80,000 Unicom Shares	HK$17.72 for each Unicom Share
	31 December 2007	Sale	50,000 Unicom Shares	HK$17.86 for each Unicom Share
	28 March 2008	Exercise of Unicom Options	102,000 Unicom Options	HK$6.35 for each Unicom Option
	28 March 2008	Sale	102,000 Unicom Shares	HK$17.06 for each Unicom Share
Liu Yunjie(3)	11 January 2008	Exercise of Unicom Options	144,000 Unicom Options	HK$15.42 for each Unicom Option
	11 January 2008	Sale	58,000 Unicom Shares	HK$18.80 for each Unicom Share
	11 January 2008	Sale	36,000 Unicom Shares	HK$18.82 for each Unicom Share
	11 January 2008	Sale	50,000 Unicom Shares	HK$18.84 for each Unicom Share
Zhang Jian(3)	18 February 2008	Exercise of Unicom Options	90,000 Unicom Options	HK$6.35 for each Unicom Option

	18 February 2008	Sale	90,000 Unicom Shares	HK$19.68 for each Unicom Share
Zhao Chuanli(4)	24 December 2007	Exercise of Unicom Options	20,000 Unicom Options	HK$5.92 for each Unicom Option
	24 December 2007	Sale	20,000 Unicom Shares	HK$17.50 for each Unicom Share
	27 December 2007	Exercise of Unicom Options	20,000 Unicom Options	HK$5.92 for each Unicom Option
	27 December 2007	Sale	20,000 Unicom Shares	HK$18.40 for each Unicom Share
	4 February 2008	Exercise of Unicom Options	24,000 Unicom Options	HK$5.92 for each Unicom Option
	4 February 2008	Sale	24,000 Unicom Shares	HK$19.20 for each Unicom Share
	4 February 2008	Exercise of Unicom Options	100,000 Unicom Options	HK$15.42 for each Unicom Option
	4 February 2008	Sale	100,000 Unicom Shares	HK$19.42 for each Unicom Share
	14 February 2008	Exercise of Unicom Options	30,000 Unicom Options	HK$15.42 for each Unicom Option
	14 February 2008	Sale	30,000 Unicom Shares	HK$18.50 for each Unicom Share
	15 February 2008	Exercise of Unicom Options	30,000 Unicom Options	HK$15.42 for each Unicom Option
	15 February 2008	Sale	30,000 Unicom Shares	HK$18.80 for each Unicom Share
	15 February 2008	Exercise of Unicom Options	50,000 Unicom Options	HK$6.35 for each Unicom Option
	15 February 2008	Sale	18,000 Unicom Shares	HK$19.00 for each Unicom Share
	15 February 2008	Sale	32,000 Unicom Shares	HK$19.02 for each Unicom Share
	18 February 2008	Exercise of Unicom Options	20,000 Unicom Options	HK$15.42 for each Unicom Option
	18 February 2008	Sale	20,000 Unicom Shares	HK$20.00 for each Unicom Share
	18 February 2008	Exercise of Unicom Options	20,000 Unicom Options	HK$6.35 for each Unicom Option

	18 February 2008	Sale	20,000 Unicom Shares	HK$20.00 for each Unicom Share
CICCHKAM(5)	5 December 2007	Sale	30,000 Unicom Shares	HK$16.06 for each Unicom Share
	5 December 2007	Sale	70,000 Unicom Shares	HK$16.08 for each Unicom Share
	5 December 2007	Sale	58,000 Unicom Shares	HK$16.10 for each Unicom Share
	5 December 2007	Sale	96,000 Unicom Shares	HK$16.12 for each Unicom Share
	5 December 2007	Sale	30,000 Unicom Shares	HK$16.14 for each Unicom Share
	5 December 2007	Sale	10,000 Unicom Shares	HK$16.16 for each Unicom Share
	5 December 2007	Sale	50,000 Unicom Shares	HK$16.18 for each Unicom Share
	5 December 2007	Sale	10,000 Unicom Shares	HK$16.20 for each Unicom Share
	5 December 2007	Sale	58,000 Unicom Shares	HK$16.22 for each Unicom Share
	5 December 2007	Sale	30,000 Unicom Shares	HK$16.24 for each Unicom Share
	5 December 2007	Sale	18,000 Unicom Shares	HK$16.26 for each Unicom Share
	5 December 2007	Sale	60,000 Unicom Shares	HK$16.28 for each Unicom Share
	5 December 2007	Sale	10,000 Unicom Shares	HK$16.30 for each Unicom Share
	5 December 2007	Sale	10,000 Unicom Shares	HK$16.32 for each Unicom Share
	5 December 2007	Sale	10,000 Unicom Shares	HK$16.36 for each Unicom Share
	6 December 2007	Sale	26,000 Unicom Shares	HK$16.14 for each Unicom Share
	6 December 2007	Sale	20,000 Unicom Shares	HK$16.16 for each Unicom Share
	6 December 2007	Sale	22,000 Unicom Shares	HK$16.18 for each Unicom Share

6 December 2007	Sale	20,000 Unicom Shares	HK$16.20 for each Unicom Share
6 December 2007	Sale	6,000 Unicom Shares	HK$16.28 for each Unicom Share
6 December 2007	Sale	22,000 Unicom Shares	HK$16.30 for each Unicom Share
6 December 2007	Sale	10,000 Unicom Shares	HK$16.32 for each Unicom Share
6 December 2007	Sale	20,000 Unicom Shares	HK$16.38 for each Unicom Share
6 December 2007	Sale	20,000 Unicom Shares	HK$16.40 for each Unicom Share
6 December 2007	Sale	10,000 Unicom Shares	HK$16.42 for each Unicom Share
6 December 2007	Sale	10,000 Unicom Shares	HK$16.44 for each Unicom Share
6 December 2007	Sale	40,000 Unicom Shares	HK$16.46 for each Unicom Share
6 December 2007	Sale	30,000 Unicom Shares	HK$16.48 for each Unicom Share
6 December 2007	Sale	20,000 Unicom Shares	HK$16.50 for each Unicom Share
15 February 2008	Purchase	100,000 Unicom Shares	HK$19.50 for each Unicom Share
15 February 2008	Purchase	20,000 Unicom Shares	HK$19.60 for each Unicom Share
15 February 2008	Purchase	80,000 Unicom Shares	HK$19.66 for each Unicom Share
15 February 2008	Purchase	20,000 Unicom Shares	HK$19.72 for each Unicom Share
6 March 2008	Purchase	6,000 Unicom Shares	HK$17.06 for each Unicom Share
6 March 2008	Purchase	20,000 Unicom Shares	HK$17.12 for each Unicom Share
6 March 2008	Purchase	14,000 Unicom Shares	HK$17.14 for each Unicom Share
6 March 2008	Purchase	30,000 Unicom Shares	HK$17.16 for each Unicom Share

−

6 March 2008	Purchase	50,000 Unicom Shares	HK$17.18 for each Unicom Share
6 March 2008	Purchase	20,000 Unicom Shares	HK$17.24 for each Unicom Share
6 March 2008	Purchase	20,000 Unicom Shares	HK$17.26 for each Unicom Share
6 March 2008	Purchase	20,000 Unicom Shares	HK$17.28 for each Unicom Share
6 March 2008	Purchase	2,000 Unicom Shares	HK$17.32 for each Unicom Share
6 March 2008	Purchase	30,000 Unicom Shares	HK$17.36 for each Unicom Share
6 March 2008	Purchase	40,000 Unicom Shares	HK$17.40 for each Unicom Share
6 March 2008	Purchase	46,000 Unicom Shares	HK$17.42 for each Unicom Share
6 March 2008	Purchase	20,000 Unicom Shares	HK$17.44 for each Unicom Share
6 March 2008	Purchase	10,000 Unicom Shares	HK$17.46 for each Unicom Share
6 March 2008	Purchase	44,000 Unicom Shares	HK$17.52 for each Unicom Share
6 March 2008	Purchase	30,000 Unicom Shares	HK$17.54 for each Unicom Share
6 March 2008	Purchase	38,000 Unicom Shares	HK$17.58 for each Unicom Share
14 April 2008	Purchase	50,000 Unicom Shares	HK$15.90 for each Unicom Share
14 April 2008	Purchase	20,000 Unicom Shares	HK$15.92 for each Unicom Share
14 April 2008	Purchase	40,000 Unicom Shares	HK$15.96 for each Unicom Share
14 April 2008	Purchase	40,000 Unicom Shares	HK$15.98 for each Unicom Share
14 April 2008	Purchase	72,000 Unicom Shares	HK$16.00 for each Unicom Share
14 April 2008	Purchase	50,000 Unicom Shares	HK$16.02 for each Unicom Share

14 April 2008	Purchase	10,000 Unicom Shares	HK$16.06 for each Unicom Share
29 April 2008	Purchase	70,000 Unicom Shares	HK$16.90 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.86 for each Unicom Share
29 April 2008	Purchase	36,000 Unicom Shares	HK$16.96 for each Unicom Share
29 April 2008	Purchase	14,000 Unicom Shares	HK$16.98 for each Unicom Share
29 April 2008	Purchase	30,000 Unicom Shares	HK$16.94 for each Unicom Share
29 April 2008	Purchase	30,000 Unicom Shares	HK$16.88 for each Unicom Share
29 April 2008	Purchase	60,000 Unicom Shares	HK$16.84 for each Unicom Share
29 April 2008	Purchase	60,000 Unicom Shares	HK$16.92 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$17.00 for each Unicom Share
29 April 2008	Purchase	50,000 Unicom Shares	HK$17.04 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.08 for each Unicom Share
29 April 2008	Purchase	40,000 Unicom Shares	HK$17.16 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.92 for each Unicom Share
29 April 2008	Purchase	8,000 Unicom Shares	HK$16.86 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$16.86 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$16.94 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.98 for each Unicom Share

29 April 2008	Purchase	4,000 Unicom Shares	HK$16.96 for each Unicom Share
29 April 2008	Purchase	6,000 Unicom Shares	HK$16.96 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.94 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.92 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.90 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$16.86 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$16.84 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.00 for each Unicom Share
29 April 2008	Purchase	6,000 Unicom Shares	HK$17.00 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.00 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.00 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share

29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	6,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	2,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	4,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$17.06 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	20,000 Unicom Shares	HK$17.10 for each Unicom Share
29 April 2008	Purchase	10,000 Unicom Shares	HK$17.10 for each Unicom Share
2 May 2008	Purchase	30,000 Unicom Shares	HK$17.06 for each Unicom Share
2 May 2008	Purchase	10,000 Unicom Shares	HK$17.08 for each Unicom Share
2 May 2008	Purchase	40,000 Unicom Shares	HK$17.10 for each Unicom Share

2 May 2008	Purchase	20,000 Unicom Shares	HK$17.12 for each Unicom Share
2 May 2008	Purchase	30,000 Unicom Shares	HK$17.14 for each Unicom Share
2 May 2008	Purchase	20,000 Unicom Shares	HK$17.22 for each Unicom Share

        Notes:

        (1)           Director of each of Unicom, Unicom Parent and Unicom A Share Company.

        (2)           Director of Unicom Parent.

        (3)           Director of Unicom A Share Company.

        (4)           Supervisor of Unicom A Share Company.

        (5)           All of the transactions were entered into on behalf of discretionary accounts which were under the management of CICCHKAM.

(b)           During the Relevant Period, the following entities (other than exempt fund managers) which control or are controlled by or under the same control as JPMorgan had dealt for value in Unicom Shares and Unicom ADSs1:

Unicom Shares

The following transactions took place during the period from 2 December 2007 to 1 May 2008 and are aggregated on a daily basis.

Name	Date	Transaction Type	Number of Unicom Shares	Average Price (HK$)	Maximum Price (HK$)	Minimum Price (HK$)

Bear Stearns International Limited	5 December 2007	Purchase	400,000	16.11	16.16	16.10
	6 December 2007	Purchase	20,000	16.45	16.45	16.45
	7 December 2007	Purchase	52,000	16.52	16.52	16.52
	11 December 2007	Purchase	58,000	16.23	16.23	16.23
	11 December 2007	Sale	200,000	16.37	16.38	16.36
	12 December 2007	Purchase	136,000	15.74	15.96	15.66
	17 December 2007	Purchase	364,000	15.01	15.14	14.84
	19 December 2007	Sale	100,000	15.98	15.98	15.98

	4 January 2008	Purchase	24,000	16.66	16.66	16.66
	8 January 2008	Purchase	32,000	16.19	16.19	16.19
	10 January 2008	Sale	400,000	17.90	18.08	17.82
	11 January 2008	Sale	100,000	18.66	18.66	18.66
	14 January 2008	Purchase	26,000	17.73	17.76	17.67
	15 January 2008	Purchase	6,000	18.38	18.38	18.38
	21 January 2008	Purchase	100,000	16.54	16.54	16.54
	25 January 2008	Purchase	890,000	18.22	18.22	18.22
	25 January 2008	Sale	100,000	17.96	17.96	17.96
	29 January 2008	Sale	100,000	18.04	18.04	18.04
	30 January 2008	Sale	2,000	18.42	18.42	18.42
	31 January 2008	Sale	100,000	17.98	17.98	17.98
	1 February 2008	Purchase	22,000	18.44	18.44	18.44
	1 February 2008	Sale	100,000	19.18	19.18	19.18
	5 February 2008	Sale	6,000	19.46	19.46	19.46
	11 February 2008	Sale	100,000	18.38	18.38	18.38
	29 February 2008	Purchase	86,000	17.16	17.16	17.16
	4 March 2008	Purchase	100,000	16.16	16.16	16.16
	12 March 2008	Purchase	16,000	18.02	18.02	18.02
	1 April 2008	Purchase	100,000	16.24	16.24	16.24
	9 April 2008	Purchase	100,000	16.38	16.38	16.38
	10 April 2008	Purchase	200,000	16.06	16.08	16.04
	25 April 2008	Purchase	200,000	16.40	16.40	16.40

J.P. Morgan Securities Limited	5 December 2007	Purchase	7,000,000	16.10	16.16	16.10
	5 December 2007	Sale	3,626,000	16.20	16.22	16.17
	6 December 2007	Sale	274,000	16.66	16.74	16.60
	7 December 2007	Sale	1,000,000	16.25	16.88	15.76
	10 December 2007	Sale	500,000	16.15	16.32	16.08
	14 December 2007	Sale	94,000	15.56	15.56	15.56
	17 December 2007	Purchase	94,000	15.40	15.40	15.40
	16 January 2008	Sale	220,000	17.22	17.40	17.20
	17 January 2008	Sale	180,000	17.30	17.30	17.30
	23 January 2008	Purchase	400,000	16.20	16.26	16.14
	3 February 2008	Purchase	450,000	19.28	19.28	19.28
	4 February 2008	Sale	50,000	19.48	19.48	19.48
	5 February 2008	Sale	400,000	19.46	19.60	19.34
	6 February 2008	Sale	200,000	18.49	18.50	18.48
	11 February 2008	Sale	246,000	18.22	18.40	18.09
	12 February 2008	Purchase	72,500,000	17.62	17.62	17.62
	12 February 2008	Sale	8,938,000	18.12	18.44	17.90
	13 February 2008	Purchase	262,000	17.89	17.89	17.89
	13 February 2008	Sale	13,080,000	17.88	18.10	17.68
	14 February 2008	Sale	16,292,000	18.79	18.96	18.36
	15 February 2008	Sale	13,816,000	19.21	19.92	18.94
	18 February 2008	Sale	1,306,000	19.68	19.74	19.68
	19 February 2008	Sale	126,000	19.20	19.20	19.17
	21 February 2008	Sale	398,000	18.77	19.00	18.30
	22 February 2008	Sale	100,000	18.50	18.50	18.50
	4 March 2008	Purchase	200,000	16.20	16.20	16.20
	5 March 2008	Sale	200,000	16.99	17.16	16.82
	20 March 2008	Purchase	546,000	15.71	15.74	15.38
	25 March 2008	Sale	746,000	17.01	17.52	16.56
	26 March 2008	Sale	200,000	17.79	17.84	17.74
	15 April 2008	Sale	250,000	16.22	16.24	16.20
	16 April 2008	Sale	700,000	16.37	16.50	16.26
	18 April 2008	Purchase	48,000	16.35	16.35	16.35
	28 April 2008	Sale	48,000	16.28	16.28	16.28

J.P. Morgan Whitefriars Inc.	11 January 2008	Purchase	30,000	18.56	18.56	18.56
	25 January 2008	Sale	2,000	17.72	17.72	17.72
	31 January 2008	Sale	24,000	18.58	18.58	18.58
	5 February 2008	Sale	4,000	19.18	19.18	19.18
	26 February 2008	Purchase	160,000	17.84	17.84	17.84
	28 February 2008	Sale	160,000	17.99	17.99	17.99
	4 March 2008	Purchase	190,000	17.01	17.01	17.01
	11 March 2008	Purchase	48,000	17.61	17.61	17.61
	14 March 2008	Sale	238,000	17.51	17.51	17.51
	18 March 2008	Purchase	238,000	16.49	16.49	16.49
	20 March 2008	Sale	142,000	15.92	15.92	15.92
	26 March 2008	Sale	96,000	17.60	17.60	17.60

                 Note:

(1)	Certain exempted dealings undertaken by J.P. Morgan Securities Limited, J.P. Morgan Whitefriars Inc., Bear Stearns & Co., Inc. and Bear Stearns International Limited are excluded as such entities are exempt principal traders.

The following transactions took place during the period from 2 May 2008 to the Latest Practicable Date.

Name	Date	Transaction Type	Number of Unicom Shares	Price (HK$)

Bear Stearns International Limited	14 May 2008	Sale	1,560,000	16.72
	22 May 2008	Purchase	114,000	16.83

Unicom ADSs

The following transactions took place during the period from 2 December 2007 to 1 May 2008 and are aggregated on a daily basis.

Name	Date	Transaction Type	Number of Unicom ADSs	Average Price (US$)	Maximum Price (US$)	Minimum Price (US$)

Bear Stearns & Co., Inc.	6 December 2007	Sale	53,600	21.27	21.27	21.27
	12 December 2007	Sale	4,800	20.20	20.20	20.20
	28 December 2007	Purchase	29,600	22.56	22.56	22.56
	9 January 2008	Sale	112,000	20.00	20.00	20.00
	10 January 2008	Purchase	129,400	22.97	22.97	22.97
	11 January 2008	Purchase	130,000	23.60	23.60	23.60
	13 February 2008	Sale	59,800	23.55	23.55	23.55
	15 February 2008	Purchase	34,600	24.92	24.92	24.92
	7 March 2008	Purchase	15,600	21.14	21.14	21.14
	7 March 2008	Purchase	38,000	21.96	21.96	21.96
	20 March 2008	Purchase	30,000	20.62	20.62	20.62
	20 March 2008	Sale	7	21.03	21.03	21.03
	27 March 2008	Sale	400	22.62	22.62	22.62
	28 March 2008	Sale	10,000	21.52	21.52	21.52
	31 March 2008	Purchase	400	21.13	21.13	21.13
	10 April 2008	Sale	70,000	20.74	20.74	20.74
	17 April 2008	Purchase	50,000	21.34	21.34	21.34
	18 April 2008	Purchase	23,500	21.34	21.34	21.34
	25 April 2008	Sale	53,400	20.93	20.93	20.93

J.P. Morgan Securities Limited	4 December 2007	Sale	125,000	21.15	21.15	21.15
	5 December 2007	Sale	35,000	21.41	21.41	21.41
	11 December 2007	Sale	40,000	20.25	20.25	20.25

11 December 2007	Purchase	40,000	20.25	20.25	20.25
15 January 2008	Purchase	40,000	21.71	21.71	21.71
22 January 2008	Sale	40,019	21.03	21.03	21.03
23 January 2008	Purchase	19	21.35	21.35	21.35
5 February 2008	Purchase	40,000	23.52	23.52	23.52
6 February 2008	Purchase	10,000	22.90	22.90	22.90
12 February 2008	Sale	821,000	23.50	23.50	23.50
13 February 2008	Sale	725,000	23.32	23.32	23.32
14 February 2008	Sale	330,000	24.02	24.02	24.02
19 March 2008	Purchase	50,000	20.84	20.84	20.84
26 March 2008	Sale	10,000	22.45	22.45	22.45
10 April 2008	Purchase	31,000	20.48	20.48	20.48
11 April 2008	Purchase	12	20.27	20.27	20.27
11 April 2008	Sale	12	20.27	20.27	20.27
11 April 2008	Purchase	41,100	20.27	20.27	20.27
14 April 2008	Purchase	17,900	20.05	20.05	20.05
15 April 2008	Purchase	25,000	20.61	20.61	20.61
16 April 2008	Sale	20,000	21.15	21.15	21.15

(c)	During the Relevant Period:

	(i)	save as disclosed in paragraphs 7(a) and 7(b) of this Appendix V, none of the Unicom Directors and any of the parties acting in concert with Unicom had dealt for value in any Unicom Securities;

	(ii)	none of the persons referred to in paragraph 4(b) of this Appendix V had dealt for value in any Unicom Securities; and

	(iii)	no persons who had any arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Unicom or any of the parties acting in concert with Unicom had dealt for value in any Unicom Securities.

8.           MATERIAL LITIGATION

As at the Latest Practicable Date, none of the members of the Unicom Group was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Unicom Directors to be pending or threatened by or against any member of the Unicom Group.

9.           ARRANGEMENTS IN CONNECTION WITH THE SCHEME

(a)	Save for the Proposals and save as disclosed in paragraph 5 headed “Undertakings” in the Explanatory Statement, there is no agreement, arrangement or undertaking, including any compensation arrangement, between Unicom or any party acting in concert with it on the one hand and any of the Netcom Directors, recent Netcom Directors, Netcom Shareholders or recent Netcom Shareholders on the other hand having any connection with or dependence upon the Scheme.

(b)	There is no agreement or arrangement to which Unicom is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Scheme.

(c)	The emoluments of the Unicom Directors will not be affected by the Scheme or by any associated transaction.

10.           MATERIAL CONTRACTS

The following contracts (being contracts not entered into in the ordinary course of business of the Unicom Group) have been entered into by members of the Unicom Group after the date two years before 2 June 2008, being the date of the Announcement, up to and including the Latest Practicable Date and which are or may be material:

(1)	a subscription agreement dated 20 June 2006 entered into between Unicom and SK Telecom pursuant to which Unicom agreed to issue to SK Telecom an aggregate principal amount of US$1,000,000,000 zero coupon convertible bonds due 2009 in consideration of SK Telecom agreeing to pay an issue price of 100% of the principal amount of the convertible bonds;

(2)
a strategic alliance framework agreement dated 20 June 2006 entered into between Unicom and SK Telecom in connection with the cooperation of both parties in certain areas (such as CDMA handsets, value-added services, VAS business plan, marketing, IT infrastructure and network) relating to the business, technical and operational cooperation on the further development of CDMA cellular communications services;

(3)	the Unicom CDMA Lease;

(4)
a transfer agreement dated 26 October 2006 entered into between Unicom A Share Company and CUCL pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Unicom CDMA Lease to CUCL;

(5)
a comprehensive services agreement dated 26 October 2006 (the “2006 Comprehensive Services Agreement”) entered into between Unicom A Share Company and Unicom Parent pursuant to which Unicom Parent agreed (by itself or through the subsidiaries of Unicom Parent) to enter into various service arrangements with Unicom A Share Company (the rights and obligations of Unicom A Share Company under that agreement were subsequently transferred to CUCL);

(6)
a transfer agreement dated 26 October 2006 entered into between Unicom A Share Company and CUCL pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the 2006 Comprehensive Services Agreement to CUCL;

(7)
a framework agreement dated 19 December 2006 entered into between Unicom Huasheng Telecommunications Technology Co., Ltd., an indirect subsidiary of Unicom, and the Guizhou branch of Unicom Parent for Unicom Huasheng Telecommunications Technology Co., Ltd. to procure the supply of CDMA mobile handsets from the Guizhou branch of Unicom Parent for a consideration of the aggregate price set out in the relevant supply notices for the period from 1 January 2006 to 31 December 2008. The amount payable by Unicom Huasheng Telecommunications Technology Co., Ltd. under the agreement will not be more than RMB180 million for the year ending 31 December 2008;

(8)
an asset transfer agreement dated 16 November 2007 entered into between CUCL and Unicom Parent in connection with the acquisition by CUCL of the GSM cellular telecommunication assets and business and the CDMA cellular telecommunication business, comprising the relevant assets, rights and obligations of the Guizhou Branch of Unicom Parent (“Unicom Guizhou Assets”), from Unicom Parent for a cash consideration of RMB880 million;

(9)
a supplemental agreement dated 16 November 2007 entered into between Unicom New Horizon, Unicom Parent, CUCL and Unicom A Share Company in connection with the acquisition of the Unicom Guizhou Assets and the Unicom CDMA Lease;

(10)
an irrevocable undertaking dated 1 June 2008 entered into between Telefónica and Unicom pursuant to which Telefónica has undertaken to Unicom to, among other things, vote in favour of all of the resolutions to approve the Scheme at the Court Meeting;

(11)
an irrevocable undertaking dated 1 June 2008 entered into between Netcom BVI, Netcom Parent and Unicom pursuant to which Netcom BVI has undertaken to Unicom to, among other things, vote in favour of all of the resolutions to approve the Scheme at the Court Meeting;

(12)	the CDMA Business Disposal Framework Agreement;

(13)	the CDMA Business Disposal Agreement;

(14)
an option waiver and lease termination agreement dated 27 July 2008 (the “Option Waiver and Lease Termination Agreement”) entered into between Unicom Parent, Unicom New Horizon and Unicom A Share Company (the rights and obligations of Unicom A Share Company under that agreement were subsequently transferred to CUCL) relating to the waiver by CUCL of its right to exercise its option to purchase the CDMA network from Unicom New Horizon pursuant to the Unicom CDMA Lease and the termination of the Unicom CDMA Lease;

(15)
a transfer agreement dated 27 July 2008 entered into between Unicom A Share Company and CUCL pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Option Waiver and Lease Termination Agreement to CUCL;

(16)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the existing continuing transactions between the parties relating to the interconnection of their respective networks and the settlement of charges in respect of domestic long distance voice services;

(17)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the existing continuing transactions between the parties relating to the leasing of property by CUCL from Netcom Parent;

(18)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the existing continuing transactions between the parties relating to the provision of certain engineering and information technology services to CUCL by Netcom Parent;

(19)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the existing continuing transactions between the parties relating to the provision of ancillary telecommunications services to CUCL by Netcom Parent;

(20)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the existing continuing transactions between the parties relating to provision of various support services to CUCL by Netcom Parent;

(21)
the framework agreement dated 12 August 2008 entered into between Netcom Parent and CUCL to record the principles governing, and the principal terms of, the pre-existing continuing transactions between the parties relating to the lease of certain telecommunications resources and certain other telecommunications facilities by CUCL;

(22)
the comprehensive services agreement dated 12 August 2008 (the “2008 Comprehensive Services Agreement”) entered into between Unicom Parent and Unicom A Share Company (the rights and obligations of Unicom A Share Company under that agreement were subsequently transferred to CUCL and China Netcom (Group) Company Limited (“CNC China”), a wholly-owned subsidiary of Netcom) relating to the provision of services between the parties; and

(23)
a transfer agreement dated 12 August 2008 entered into between Unicom A Share Company, CUCL and CNC China pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the 2008 Comprehensive Services Agreement to CUCL and CNC China.

11.           EXPERTS

The names and qualifications of the professional advisers to Unicom who have been named in this document or given their opinion or advice which are contained in this document are set out below:

Name	Qualification

China International Capital Corporation (Hong Kong) Limited
A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities

J.P. Morgan Securities (Asia Pacific) Limited
A registered institution under the SFO licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities, and a restricted licence bank under the Banking Ordinance, Chapter 155 of the Laws of Hong Kong

PricewaterhouseCoopers	Certified Public Accountants

12.	CONSENTS

(a)
Each of CICC and JPMorgan has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they respectively appear.

(b)
PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this document with the inclusion of the text of its letter and references to its name in the form and context in which they respectively appear.

13.	MISCELLANEOUS

	(a)	The principal members of Unicom’s concert group are (1) Unicom, (2) Unicom BVI, (3) Unicom A Share Company and (4) Unicom Parent.

(b)
Unicom Parent is the ultimate holding company of Unicom. Unicom Parent held approximately 60.74% of the issued share capital of Unicom A Share Company, which in turn held approximately 82.10% of the issued share capital of Unicom BVI, wh ich in turn held approximately 71.17% of the issued share capital of Unicom as at the Latest Practicable Date.

(c)
The registered address of Unicom and its principal office in Hong Kong is at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The Unicom Directors are Mr. Chang Xiaobing, Mr. Tong Jilu, Mr Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo, Mr. Lee Suk Hwan, Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming.

(d)
The registered address of Unicom Parent is at Room 615, 6/F., Office Tower 3, Henderson Center, No. 18, Jianguomen Nei Ave., Dongcheng District, Beijing 100005, the PRC. The directors of Unicom Parent are Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang, Mr. Zhang Junan, Mr. Dong Qunke, Mr. Li Xiong, Mr. Zhang Dongchen and Mr. Jiang Peihua.

(e)
The registered address of Unicom A Share Company is at 29/F, Lian Tong Tower, 1033 Chang Ning Road, Shanghai 200050, the PRC. The directors of Unicom A Share Company are Mr. Chang Xiaobing, Mr. Lu Jianguo, Mr. Tong Jilu, Mr. Liu Yunjie, Mr. Zhang Jian, Mr. Gao Shangquan, Mr. Chen Xiaoyue, Mr. Chen Junliang and Mr. Wang Chenguang. The supervisors of Unicom A Share Company are Mr. Zhao Chuanli and Ms. Tang Fuxin.

	(f)	The registered address of Unicom BVI is at Craigmuir Chambers, P.O.Box 71, Road Town, Tortola, British Virgin Islands. The directors of Unicom BVI Company are Mr. Chang Xiaobing and Mr. Li Qiuhong.

	(g)	CICC is the lead financial adviser to Unicom and its address is at 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

	(h)	JPMorgan is the financial adviser to Unicom and its address is at 28/F, Chater House, 8 Connaught Road Central, Hong Kong.

	(i)	Unicom does not have any intention to transfer, charge or pledge any Netcom Shares it acquires pursuant to the Scheme to any other person.

(j)
As at the Latest Practicable Date, there were no arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code which existed between Unicom or any of the parties acting in concert with Unicom and any other person.

APPENDIX VI	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection from the date of this document until the Effective Date or the date on which the Scheme is withdrawn or lapses, whichever is the earliest (1) at the office of Netcom at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong from 9:30 a.m. to 5:30 p.m. (except Saturdays, Sundays and public holidays), (2) on the website of Netcom at www.china-netcom.com, (3) on the website of Unicom at www.chinaunicom.com.hk and (4) on the website of the SFC at www.sfc.hk:

(1)	the memorandum and articles of association of Netcom;

(2)	the memorandum and articles of association of Unicom;

(3)	the annual reports of Netcom for the two financial years ended 31 December 2007;

(4)	the annual reports of Unicom for the two financial years ended 31 December 2007;

(5)	the announcement dated 21 April 2008 made by Netcom of its unaudited consolidated revenues for the three months ended 31 March 2008;

(6)	the announcement dated 24 April 2008 made by Unicom of its unaudited consolidated results for the three months ended 31 March 2008;

(7)	the letter from the Board;

(8)	the letter from the Independent Board Committee;

(9)	the letter from Rothschild;

(10)	the unaudited pro forma consolidated financial information of the Enlarged Group, the text of which is set out in Appendix III to the Explanatory Statement;

(11)
the accountant’s report from PricewaterhouseCoopers in respect of the unaudited pro forma consolidated financial information of the Enlarged Group, the text of which is set out in Appendix III to the Explanatory Statement;

(12)	the Option Proposal Letter;

(13)	the proposed rules of the Special Purpose Unicom Share Option Scheme;

(14)	the ADS Voting Instruction Card;

(15)	the Netcom Depositary’s Notice of Court Meeting and Extraordinary General Meeting of Netcom;

(16)	the written consents referred to in paragraph 13 headed “Consents” in Appendix IV to the Explanatory Statement;

(17)	the written consents referred to in paragraph 12 headed “Consents” in Appendix V to the Explanatory Statement;

(18)	the irrevocable undertakings from Netcom BVI and Telefónica and the irrevocable instruction received by Netcom BVI referred to in paragraph 5 headed “Undertakings” in the Explanatory Statement;

(19)	the material contracts referred to in paragraph 11 headed “Material Contracts” in Appendix IV to the Explanatory Statement;

(20)	the material contracts referred to in paragraph 10 headed “Material Contracts” in Appendix V to the Explanatory Statement;

(21)
the full list of dealings during the Relevant Period by (a) Bear Stearns International Limited, J.P. Morgan Securities Limited and J.P. Morgan Whitefriars Inc. in the Netcom Shares and the Unicom Shares and (b) Bear Stearns & Co., Inc. and J.P. Morgan Securities Limited in the Netcom ADSs and the Unicom ADSs; and

(22)	this document.

SCHEME OF ARRANGEMENT

HCMP 1452/2008

IN THE HIGH COURT OF THE
HONG KONG SPECIAL ADMINISTRATIVE REGION
COURT OF FIRST INSTANCE
MISCELLANEOUS PROCEEDINGS NO. 1452 OF 2008

IN THE MATTER OF

China Netcom Group Corporation (Hong Kong) Limited
中國網通集團（香港）有限公司

AND

IN THE MATTER OF

the Companies Ordinance, Chapter 32 of the Laws of Hong Kong

SCHEME OF ARRANGEMENT
(under Section 166 of the Companies Ordinance,
Chapter 32 of the Laws of Hong Kong)

between

China Netcom Group Corporation (Hong Kong) Limited
中國網通集團（香港）有限公司
and
the holders of the Scheme Shares
(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

“Court Meeting”	a meeting of the holders of the Netcom Shares convened by direction of the High Court for the purpose of approving this Scheme

“Effective Date”	the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme

“High Court”	High Court of Hong Kong

“holder”	a registered holder, including any person entitled by transmission to be registered as such and joint holders

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Netcom”	China Netcom Group Corporation (Hong Kong) Limited 中國網通集團（香港）有限公司, a company incorporated under the laws of Hong Kong with limited liability

“Netcom Shares”	ordinary shares of US$0.04 each in the capital of Netcom

“Register”	the register of members of Netcom

“Scheme”
this scheme of arrangement under Section 166 of the Companies Ordinance in its present form or with or subject to any modification thereof or addition thereto or conditions approved or imposed by the High Court

“Scheme Record Time”	5:00 p.m. (Hong Kong time) on a day on which The Stock Exchange of Hong Kong Limited is open for trading and immediately preceding the Effective Date

“Scheme Shares”	all the Netcom Shares in issue as at the Scheme Record Time

“Takeovers Code”	The Code on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong

“Unicom”	China Unicom Limited 中國聯通股份有限公司, a company incorporated under the laws of Hong Kong with limited liability

“Unicom Shares”	ordinary shares of HK$0.10 each in the capital of Unicom

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States

(B)	The authorised share capital of Netcom at the date of this Scheme is US$1,000,000,000 divided into 25,000,000,000 Netcom Shares, 6,699,197,200 of which have been issued and are fully paid.

(C)	The primary purpose of this Scheme is that Netcom shall become a wholly-owned subsidiary of Unicom and the holders of the Scheme Shares shall become shareholders of Unicom.

(D)	Unicom as at the date of this Scheme does not beneficially own any Netcom Shares.

(E)
As at the date of this Scheme, various members of the group of companies to which J.P. Morgan Securities (Asia Pacific) Limited belongs trade in securities and derivative products including or involving the Netcom Shares the number of which may fluctuate from time to time. By virtue of their relationships with J.P. Morgan Securities (Asia Pacific) Limited, which is the financial adviser to Unicom in respect of this Scheme, and as such members are exempt principal traders under the Takeovers Code, each of such members is precluded from voting at the Court Meeting notwithstanding that the Netcom Shares in which any of them is legally or beneficially interested will form part of the Scheme Shares. Each of these members has accordingly undertaken to Netcom, through J.P. Morgan Securities (Asia Pacific) Limited, that in relation to the Netcom Shares which will be beneficially owned by any of them at the time of the Court Meeting, such Netcom Shares would neither be represented nor voted at the Court Meeting unless otherwise permitted under the Takeovers Code or by the Securities and Futures Commission of Hong Kong.

(F)
Further, as at the date of this Scheme, various members of the group of companies to which Citigroup Global Markets Asia Limited belongs trade in securities and derivative products including or involving the Netcom Shares the number of which may fluctuate from time to time. By virtue of their relationships with Citigroup Global Markets Asia Limited, which is the exclusive financial adviser to Netcom in respect of this Scheme, and as such members are exempt principal traders under the Takeovers Code, each of such members is precluded from voting at the Court Meeting notwithstanding that the Netcom Shares in which any of them is legally or beneficially interested will form part of the Scheme Shares. Each of these members has accordingly undertaken to Netcom, through Citigroup Global Markets Asia Limited, that in relation to the Netcom Shares which will be beneficially owned by any of them at the time of the Court Meeting, such Netcom Shares would neither be represented nor voted at the Court Meeting unless otherwise permitted under the Takeovers Code or by the Securities and Futures Commission of Hong Kong.

(G)
Unicom has agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the High Court to be bound by this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by Unicom for the purpose of giving effect to this Scheme.

THE SCHEME

PART I

Cancellation of the Scheme Shares

1.       On the Effective Date:

(a)	the authorised and issued share capital of Netcom shall be reduced by cancelling and extinguishing the Scheme Shares;

(b)
subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of Netcom shall be increased to its former amount of US$1,000,000,000 by the creation of such number of Netcom Shares as shall be equal to the number of the Scheme Shares cancelled; and

(c)
Netcom shall apply the credit arising in its books of account as a result of the reduction of capital referred to in sub-clause (a) of this Clause 1 in paying up in full at par the Netcom Shares created pursuant to sub-clause (b) of this Clause 1, which Netcom Shares shall be allotted and issued, credited as fully paid, to Unicom or its nominees or both.

PART II

Consideration for the cancellation of the Scheme Shares

2.	(a)
In consideration of the cancellation and extinguishment of the Scheme Shares, Unicom shall, subject as provided in sub-clauses (b) and (c) of this Clause 2, allot and issue to each holder of the Scheme Shares (as appearing on the Register at the Scheme Record Time) the Unicom Shares, credited as fully paid, in the proportion of 1.508 Unicom Shares for every Scheme Share then held by them.

(b)
In the case where the directors of Unicom or Netcom have been advised that the allotment and issue of the Unicom Shares to a holder of the Scheme Shares under sub-clause (a) of this Clause 2 may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the directors of Unicom or Netcom regard as unduly onerous by reason of delay, expense or otherwise, Unicom may allot and issue the relevant Unicom Shares to a person appointed by the directors of Unicom who shall sell the same in the market as soon as reasonably practicable and account to such holder of the Scheme Shares for the net proceeds of sale (after the deduction of all expenses incurred and tax payable in connection with such sale) in full satisfaction of his rights to the Unicom Shares to which but for this sub-clause (b) of this Clause 2, he would have become entitled under the Scheme, except that no payment will be made of any amount less than HK$50, which will be retained for the benefit of Unicom. In order to give effect to such sale, the person appointed by the directors of Unicom shall be authorised as attorney on behalf of the holders of the Scheme Shares concerned to execute and deliver as transferor forms of transfer or other instruments or instructions of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Netcom, Unicom and the person so appointed shall have any liability for any loss or damage arising as a result of such sale.

(c)
No holder of any Scheme Shares shall be entitled to have allotted and issued to him a fraction of a Unicom Share but all fractions to which, but for this sub-clause (c) of this Clause 2, any such holder would have become entitled shall be aggregated (and, if necessary, rounded up to the nearest whole number of Unicom Shares) and allotted and issued to a person nominated by Unicom who shall sell the same and the net proceeds of sale shall be paid to Unicom for its own benefit.

PART III

General

3.	The Unicom Shares to be allotted and issued pursuant to Clause 2 of this Scheme shall form one class with and rank pari passu in all respects with the existing Unicom Shares.

4.	(a)	Not later than ten days after the Effective Date, Unicom shall effect as of the Effective Date the allotment and issue of the Unicom Shares pursuant to Clause 2 of this Scheme.

(b)
Not later than ten days after the Effective Date, Unicom shall deliver or cause to be delivered (except to the extent to which Unicom may be prohibited by law in any part of the world from so doing) the certificates for the Unicom Shares allotted and issued in accordance with Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so allotted and issued by sending such certificates through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i)	(subject to (iii) below) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Scheme Record Time; or

(ii)
(subject to (iii) below) in the case of joint holders to the registered address as appearing on the Register at the Scheme Record Time of the joint holder whose name then stands first on the Register in respect of the relevant joint holding; or

(iii)	in the case of the Unicom Shares allotted and issued pursuant to sub-clauses (b) and (c) of Clause 2 of this Scheme, to the relevant persons appointed by the directors of Unicom,

provided that the foregoing shall not preclude Unicom from delivering or procuring to be delivered the certificates for the Unicom Shares allotted and issued as aforesaid to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of Unicom, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)
Not later than 28 days after the Effective Date, Unicom shall deliver or cause to be delivered (except to the extent to which Unicom may be prohibited by law from so doing) the cheques representing the net proceeds of sale payable by Unicom in accordance with sub-clause (b) of Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so payable by sending such cheques through the post (by air mail where available) in pre-paid envelopes addressed to such persons:

(i)	in the case of each sole holder to the registered address of such holder as appearing on the Register at the Scheme Record Time; or

(ii)
in the case of joint holders to the registered address as appearing on the Register at the Scheme Record Time of the joint holder whose name then stands first on the Register in respect of the relevant joint holding, provided that the foregoing shall not preclude Unicom from delivering or procuring to be delivered the cheques representing the net proceeds of sale to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of Unicom, Hong Kong Registrars Limited, at its address aforesaid. All cheques shall be drawn on a licensed bank in Hong Kong or, if the amount of such proceeds has been converted to a currency other than Hong Kong dollars, a bank carrying on business in the country in which such currency is legal tender and made payable to the order of the person or persons to whom in accordance with the foregoing provisions of this Clause 4 the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to Unicom for the moneys represented thereby.

(d)
All certificates and, if applicable, cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither Unicom nor Netcom shall be responsible for any loss or delay in transmission.

(e)
In case where delivery of any certificate for the Unicom Shares has been returned undelivered, then in every such case the same shall be retained by the share registrar of Unicom, Hong Kong Registrars Limited, at its address aforesaid pending their collection, but nothing in this provision shall limit or restrict the application of any provisions in the articles of association of Unicom from time to time regarding untraceable shareholders.

(f)
On or after the day being six calendar months after the posting of the cheques pursuant to sub-clause (c) of this Clause 4, Unicom shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in Unicom’s name with a licensed bank in Hong Kong appointed by Unicom. Unicom shall hold such monies until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to sub-clause (b) of Clause 2 of this Scheme to the persons who satisfy Unicom that they are respectively entitled thereto and the cheques referred to in sub-clause (c) of this Clause 4 of which they are payees have not been cashed. Any payments made by Unicom hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to sub-clause (b) of Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. Unicom shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of Unicom to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(g)
On the expiration of six years from the Effective Date, Unicom shall be released from any further obligation to make any payments under this Scheme and Unicom shall retain the balance, if any, of the sums standing to the credit of the deposit account referred to in sub-clause (f) of this Clause 4 including accrued interest subject, if applicable, to the deduction of any interest or withholding tax required by law.

(h)	The preceding sub-clauses of this Clause 4 shall be subject to any prohibition or condition imposed by law.

5.
With effect from and including the Effective Date, each instrument of transfer and certificate validly subsisting at the Scheme Record Time in respect of a transfer or holding of any number of the Scheme Shares shall cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of the Scheme Shares shall be bound at the request of Netcom to deliver up such certificate to Netcom for cancellation thereof.

6.	With effect from and including the Effective Date, all mandates or relevant instructions to Netcom in relation to the Scheme Shares shall cease to be valid as effective mandates or instructions.

7.
The Scheme shall become effective as soon as an office copy of the Order of the High Court sanctioning this Scheme under Section 166 of the Companies Ordinance and confirming, under Section 60 of the same Ordinance, the reduction of capital provided for by this Scheme, together with a minute relating to the share capital of Netcom and containing the particulars required by Section 61 of such Ordinance, shall have been duly registered by the Registrar of Companies.

8.	Unless this Scheme shall have become effective on or before 30 November 2008 or such later date as the High Court may allow, this Scheme shall lapse.

9.	Netcom and Unicom may jointly consent for and on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the High Court may approve or impose.

10.	All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect shall be borne by Netcom.

Dated 15 August 2008

NOTICE OF COURT MEETING

HCMP 1452/2008

IN THE HIGH COURT OF THE

HONG KONG SPECIAL ADMINISTRATIVE REGION

COURT OF FIRST INSTANCE

MISCELLANEOUS PROCEEDINGS NO. 1452 OF 2008

IN THE MATTER OF

China Netcom Group Corporation (Hong Kong) Limited
中國網通集團（香港）有限公司

AND

IN THE MATTER OF

the Companies Ordinance, Chapter 32 of the Laws of Hong Kong

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 12 August 2008 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of US$0.04 each in the capital of the Company for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of its ordinary shares of US$0.04 each and that such Meeting will be held at The Ballroom, Island Shangri-La, Hong Kong on Wednesday, 17 September 2008 at 4:00 p.m. at which place and time all such holders of the ordinary shares of US$0.04 each in the capital of the Company are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 166A of the abovementioned Ordinance are incorporated in the composite document of which this Notice forms part.

The abovementioned holders of the ordinary shares of US$0.04 each in the capital of the Company may vote in person at the Meeting or they may appoint one or more persons, whether a member of the Company or not, as their proxies to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

It is requested that forms appointing proxies, together with the power of attorney or other authority, if any, under which it is signed or notarially certified copy of such power of attorney or other authority, be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Meeting, but if forms are not so deposited they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlement to attend and vote at the Meeting, the Register of Members of the Company will be closed from 12 September 2008 to 17 September 2008 (both dates inclusive) and during such period, no transfer of shares will be effected.

By the same Order, the Court has appointed Zuo Xunsheng or, failing him, Li Fushen or, failing him, Yan Yixun to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 15 August 2008

LINKLATERS 10th Floor, Alexandra House Chater Road Hong Kong Solicitors for China Netcom Group Corporation (Hong Kong) Limited

NOTICE OF NETCOM EGM

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中國網通集團（香港）有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Netcom Group Corporation (Hong Kong) Limited 中國網通集團(香港)有限公司 will be held at The Ballroom, Island Shangri-La, Hong Kong on 17 September 2008 at 4:30 p.m. (or immediately after the conclusion or adjournment of the Meeting of the holders of the ordinary shares of US$0.04 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution, which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(A)
the Scheme of Arrangement dated 15 August 2008 (the “Scheme”) between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B)	for the purposes of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(1)	the authorised and issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(2)
subject to and forthwith upon such reduction of share capital taking effect, the authorised share capital of the Company be increased to its former amount of US$1,000,000,000 by the creation of such number of ordinary shares of US$0.04 each in the capital of the Company as shall be equal to the number of the Scheme Shares cancelled; and

(3)
the Company shall apply the credit arising in its books of account as a result of such reduction of share capital in paying up in full at par the ordinary shares of US$0.04 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to China Unicom Limited and/or its nominees and the directors of the Company be and are hereby unconditionally authorised to allot and issue the same accordingly.”

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Huo Haifeng Mok Kam Wan Joint Company Secretaries

Hong Kong, 15 August 2008

Registered office:
Room 6701, The Center
99 Queen’s Road Central
Hong Kong

Notes:

1.	A white form of proxy for use at the Meeting is enclosed with this Notice.

2.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

3.
In order to be valid, the white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or notarially certified copy of such power of attorney or other authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Meeting. Completion and return of the white form of proxy will not preclude a member from attending and voting in person at the Meeting or at any adjourned Meeting if a member so wishes.

4.
When two or more persons are registered as the holders of any share and if more than one of such joint holders be present at the Meeting, personally or by proxy, that one so present whose name stands first on the Register of Members in respect of such shares shall alone be entitled to vote in respect thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By           /s/ Huo Haifeng

By           /s/ Mok Kam Wan

Name:   Huo Haifeng and Mok Kam Wan

Title:      Joint Company Secretaries

Date: August 13, 2008